Exhibit 99.3

NUVEI CORPORATION NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND MANAGEMENT INFORMATION CIRCULAR April 14, 2022

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS AND NOTICE OF AVAILABILITY OF PROXY MATERIALS

To the shareholders of Nuvei Corporation (the “Company”):

NOTICE IS HEREBY GIVEN that the annual and special meeting of shareholders (the “Meeting”) of the Company will be held virtually at https://web.lumiagm.com/464471629, password “nvei2022” (case sensitive), on May 27, 2022 at 10:00 a.m. (ET), for the purposes of:

1.	receiving the consolidated financial statements of the Company for the fiscal year ended December 31, 2021, together with the auditors’ report thereon;

2.	electing six directors for the ensuing year;

3.	appointing auditors for the ensuing year and authorizing the directors to fix their remuneration;

4.

considering and approving a special resolution (the “Arrangement Resolution”), a copy of which is reproduced in its entirety under “Schedule A-1” attached to the Management Information Circular (the “Circular”), in respect of the plan of arrangement (the “Arrangement”) effecting amendments (the “Amendments”) to the articles of amalgamation (as amended) of the Company (the “Articles”) to add certain constrained securities ownership provisions, providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws;

5.

considering and approving an ordinary resolution, a copy of which is reproduced in its entirety under “Schedule B-1” attached to this Circular, confirming certain amendments to the Company’s general by-law required to administer the constrained securities ownership provisions of the Amendments to the Articles; and

6.	transacting such other business as may properly come before the Meeting.

The Company’s Board of Directors has fixed the close of business on April 14, 2022 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof. No person who becomes a shareholder of record after that time will be entitled to vote at the Meeting or any postponement or adjournment thereof.

Registered shareholders and duly appointed proxyholders will be able to participate in the Meeting, ask questions and vote, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to participate in the Meeting as guests, but guests will not be able to vote at the Meeting. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to TSX Trust Company (the “Transfer Agent”).

If you are unable to attend the Meeting, please complete, date, sign and return the accompanying form of proxy or voting instruction form, as applicable enclosed herewith for use at the Meeting or any adjournment thereof. To be effective, the attached proxy or voting instruction form must be received not later than May 25, 2022 at 10:00 a.m. (ET). These instructions include the additional step of registering such proxyholder with the Transfer Agent, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the virtual meeting and only being able to attend as a guest.

Notice-and-Access

The Company is using the notice-and-access procedures permitted by Canadian securities laws for the delivery of the Circular and our annual consolidated financial statements for the fiscal year ended December 31, 2021 (the “Proxy Materials”) to both our registered and non-registered shareholders. Under the notice-and-access procedures, instead of shareholders receiving paper copies of the Proxy Materials, shareholders receive a copy of this Notice of 2022 Annual and Special Meeting of Shareholders and Notice of Availability of Proxy Materials (the “Notice of Meeting”) (which provides information on how to access copies of the Proxy Materials, how to request a paper copy of the Proxy Materials and details about the Meeting) and a form of proxy or voting instruction form, as applicable. All shareholders are reminded to review the Circular before voting.

The Proxy Materials are being posted online for shareholders to access at https://investors.nuvei.com under the “Financials” section and under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials by mail, free of charge, up to one year from the date this Circular was filed on SEDAR by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com.

To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 16, 2022. If a shareholder requests a paper copy of the Proxy Materials, please note that another form of proxy or voting instruction form will not be sent; please retain the one received with this Notice of Meeting for voting purposes.

Pursuant to the interim order dated March 30, 2022 (the “Interim Order”), registered shareholders have the right to dissent with respect to the Arrangement Resolution and, if the Arrangement becomes effective, to be paid the fair value of their shares in accordance with the provisions of section 190 of the Canada Business Corporations Act (“CBCA”), as modified by the Interim Order and the plan of arrangement pertaining to the Arrangement (the “Plan of Arrangement”). A registered shareholder wishing to exercise rights of dissent with respect to the Arrangement must send to the Company a written objection to the Arrangement Resolution, which written objection must be received by the Company at 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4, Attention: General Counsel and Corporate Secretary, with a copy to (i) Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec, Canada H3B 3V2, Attention: Mtre Stéphanie Lapierre, email: slapierre@stikeman.com, and (ii) TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, by no later than May 25, 2022 at 5:00 p.m. (ET) (or 5:00 p.m. (Montréal time) on the second Business Day immediately preceding the date of the reconvened Meeting if the Meeting is adjourned or postponed), and must otherwise strictly comply with the dissent procedures described in the accompanying Circular. The shareholders’ rights to dissent is more particularly described in the accompanying Circular, and copies of the Plan of Arrangement, the Interim Order and the text of section 190 of the CBCA are set forth in Schedule A-2, Schedule A-3 and Schedule C, respectively, of the Circular. Failure to strictly comply with the requirements set forth in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may result in the loss of any right of dissent.

If you have any questions about or require assistance in completing your form of proxy or voting instruction form, please contact the Transfer Agent by phone at 1-800-387-0825 (within North America) or 416-682-3860 (outside North America).

Dated at Montréal, Québec, Canada, April 14, 2022.

By order of the Board of Directors,

Philip Fayer

Founder, Chair of the Board

and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

INVITATION TO SHAREHOLDERS	5

SUMMARY	9

Shareholder Voting Matters	9

Our Director Nominees	9

VOTING AND PROXIES	11

Voting at the Meeting	11

BUSINESS OF THE MEETING	18

Financial Statements and Auditor’s Report	18

Election of Directors	19

Appointment of Auditors	26

Approval of the Special Resolution in Respect of the Plan of Arrangement to Amend the Company’s Articles	26

Approval of the Ordinary Resolution in Respect of Certain Amendments to the Company’s General By-Law	39

EXECUTIVE COMPENSATION	40

A Message from the Governance, Human Resources and Compensation Committee	40

Compensation Discussion and Analysis	44

Elements of Executive Compensation	50

Share Ownership Requirements	64

Summary Compensation Table	66

Performance Results	68

Incentive Plan Awards	70

Employment Agreements, Termination and Change of Control Benefits	72

DIRECTOR COMPENSATION	74

Annual Retainers	75

Share Ownership Requirements	75

Director Compensation Table	76

Director Incentive Plan Awards	77

CORPORATE GOVERNANCE	77

Dual-Class Share Structure	78

Recent Governance Highlights	78

Independence of the Board	79

Board Charter	80

Committees of the Board	80

Position Descriptions	82

Board Composition, Director Selection, Nomination and Succession	83

Director Orientation and Continuing Education	89

Ethical Business Conduct	91

Outside Director Compensation	92

Board Assessments and Peer Review	92

CEO and Executive Succession Planning	93

Directors and Officers’ Liability Insurance	93

Attendance at Board and Committee Meetings	94

Risk Management	95

Shareholder Engagement	95

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	96

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	96

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	96

NORMAL COURSE ISSUER BID	96

OTHER INFORMATION	97

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR	97

SCHEDULE A-1 SPECIAL RESOLUTION OF THE SHAREHOLDERS IN RESPECT OF THE PLAN OF ARRANGEMENT	A-1

SCHEDULE A-2 PLAN OF ARRANGEMENT	A-2

SCHEDULE A-3 INTERIM ORDER	A-3

SCHEDULE A-4 ARTICLES OF ARRANGEMENT	A-4

SCHEDULE A-5 NOTICE OF APPLICATION	A-5

SCHEDULE B-1 RESOLUTION OF THE SHAREHOLDERS IN RESPECT OF AMENDMENTS TO BY-LAW NO. 2020-1 – GENERAL BY-LAW	B-1

SCHEDULE B-2 AMENDED BY-LAW NO. 2022-1 – GENERAL BY-LAW	B-2

SCHEDULE C SECTION 190 OF THE CBCA	C-1

SCHEDULE D CHARTER OF THE BOARD OF DIRECTORS	D-1

APPENDIX	1

 INVITATION TO SHAREHOLDERS

Dear Shareholders:

On behalf of the Board and management of the Company, we are pleased to invite you to attend the annual and special meeting of shareholders that will be held virtually on May 27, 2022 at 10:00 a.m. (ET). The meeting will be conducted via live audio webcast at https://web.lumiagm.com/464471629. Instructions for shareholders on how to attend and participate in the meeting are provided in the “Voting and Proxies” section of this Management Information Circular (the “Circular”). Although shareholders will not be able to attend the meeting in person, all shareholders, regardless of geographic location, will have an equal opportunity to participate in the meeting, ask questions and vote, all in real time.

This annual and special meeting is your opportunity to vote on a number of important matters and to hear first-hand about our financial performance and strategic plans for the future. The Circular describes the business to be conducted at the meeting and provides information on the Company’s executive compensation and corporate governance practices, the proposed plan of arrangement effecting amendments to our articles of amalgamation, and the related proposed by-law amendments.

Your participation in the meeting is important to us and we value your input as shareholders. You can vote electronically during the virtual meeting, or alternatively by completing and returning the enclosed form of proxy or voting instruction form. Please refer to the “Voting and Proxies” section of this Circular.

We look forward to welcoming you at the meeting and thank you for your continued support.

Sincerely,

Philip Fayer

Founder, Chair of the Board

and Chief Executive Officer

This Management Information Circular (the “Circular”) is provided in relation to the solicitation of proxies by the management of Nuvei Corporation (“we”, “us”, “our”, “Nuvei” and the “Company”) for use at the annual and special meeting of shareholders (the “Meeting”) of the Company to be held on May 27, 2022 and at any adjournment or postponement thereof. The Meeting will be held as a completely virtual meeting, which will be conducted via live audio webcast. Shareholders will not be able to participate in the Meeting in person. A summary of the information shareholders will need to participate in the Meeting online is provided below.

Unless otherwise indicated, the information provided in this Circular is provided as of April 14, 2022.

All references in this Circular to dollars, “$” or “US$” are to United States dollars and all references to Canadian dollars and “C$” are to Canadian dollars.

Notice to United States Shareholders

Nuvei is a corporation organized under the laws of Canada and is a foreign private issuer within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”).

The solicitation of proxies for the Meeting is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act, and Regulation 14A thereunder, by virtue of an exemption available to proxy solicitations by foreign private issuers.

Accordingly, the solicitation contemplated herein is being made to United States shareholders only in accordance with Canadian corporate and securities laws and this Circular has been prepared solely in accordance with disclosure requirements applicable in Canada.

United States shareholders should be aware that such requirements are different from those of the United States applicable to proxy statements under the U.S. Exchange Act. Specifically, information contained or incorporated by reference herein has been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States disclosure standards. The enforcement by shareholders of civil liabilities under the United States federal and state securities laws may be affected adversely by the fact that the Company is incorporated or organized outside the United States, that some or all of its officers and directors and the experts named herein are residents of a country other than the United States, and that all or a substantial portion of the assets of the Company and such persons are located outside the United States.

As a result, it may be difficult or impossible for the United States shareholders to effect service of process within the United States upon the Company, its officers and directors or the experts named herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

In addition, the United States shareholders should not assume that the courts of Canada: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under the federal securities laws of the United States or any state securities laws.

Non-IFRS And Other Financial Measures

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The information presented in this Circular includes non-IFRS financial measures, non-IFRS financial ratios and supplementary financial measures, namely Adjusted EBITDA, Organic revenue, Organic revenue growth, and Total volume.

These measures are not recognized measures under IFRS and do not have standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS measures by providing further understanding of our results of operations from our perspective. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. These measures are used to provide investors with additional insight of our operating performance and thus highlight trends in Nuvei’s core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors and other interested parties frequently use these non-IFRS and other financial measures in the evaluation of issuers. We also use these measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. We believe these measures are important additional measures of our performance, primarily because they and similar measures are used widely among others in the payment technology industry as a means of evaluating a company’s underlying operating performance. The Company refers the reader to the “Non-IFRS and Other Financial Measures” section of the Company’s management’s discussion and analysis for the financial year ended December 31, 2021 (the “2021 MD&A”), which section is incorporated by reference herein, and to the section entitled “Appendix – Non-IFRS and Other Measures” of this Circular, for definitions and reconciliations of Adjusted EBITDA, Organic revenue, Organic revenue growth, and Total volume presented by the Company to the most directly comparable IFRS measure. The Company’s 2021 MD&A is available at https://investors.nuvei.com and under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Information

This Circular contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) within the meaning of applicable securities laws. Such forward-looking information may include, without limitation, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. This forward-looking information is identified by the use of terms and phrases such as “may”, “would”, “should”, “could”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, the negative of these terms and similar terminology, including references to assumptions, although not all forward-looking information contains these terms and phrases. Particularly, information regarding our expectations of future results, performance, achievements, prospects or opportunities or the markets in which we operate, expectations regarding industry trends and the size and growth rates of addressable markets, our business plans and growth strategies, addressable market opportunity for our solutions, expectations regarding growth and cross-selling opportunities and intention to capture an increasing share of addressable markets, the costs and success of our sales and marketing efforts, intentions to expand existing relationships, further penetrate verticals, enter new geographical markets, expand into and further increase penetration of international markets, intentions to selectively pursue and successfully integrate acquisitions, and expected acquisition outcomes and benefits, future investments in our business and anticipated capital expenditures, our intention to continuously innovate, differentiate and enhance our platform and solutions, expected pace of ongoing legislation of regulated activities and industries, our competitive strengths and competitive position in our industry, expectations regarding our revenue, revenue mix and the revenue generation potential of our solutions, expectations regarding our margins and future profitability, our market capitalization, our financial outlook and guidance as well as medium and long-term targets in various financial metrics, and the future impact of the COVID-19 pandemic is forward-looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. Any financial outlook and targets, as the case may be, may also constitute “financial outlook” within the meaning of applicable securities laws and are provided for the purposes of assisting the reader in understanding the Company’s financial performance and measuring progress toward management’s objectives and the reader is cautioned that it may not be appropriate for other purposes.

Forward-looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk factors described in greater detail in the “Risk Factors” section of the Company’s annual information form dated March 7, 2022 (the “AIF”), in respect of the fiscal year ended December 31, 2021 (“Fiscal 2021”), which are incorporated by reference in this cautionary statement. Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information, including but not limited to the factors in the

“Summary of Factors Affecting our Performance” section of our Management’s Discussion and Analysis for Fiscal 2021. Our Management’s Discussion and Analysis for Fiscal 2021 is available under our profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks materialize, or if any of the assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained herein.

Forward-looking information is based on management’s beliefs and assumptions and on information currently available to management, regarding, among other things, general economic conditions and the competitive environment within our industry. Unless otherwise indicated, forward-looking information does not give effect to the potential impact of any mergers, acquisitions, divestitures or business combinations that may be announced or closed after the date hereof. Although the forward-looking information contained herein is based upon what we believe are reasonable assumptions, investors are cautioned against placing undue reliance on this information since actual results may vary from the forward-looking information.

Consequently, all of the forward-looking information contained herein is qualified by the foregoing cautionary statements, and there can be no guarantee that the results or developments that we anticipate will be realized or, even if substantially realized, that they will have the expected consequences or effects on our business, financial condition or results of operation. Unless otherwise noted or the context otherwise indicates, the forward-looking information contained herein represents our expectations as of the date hereof or as of the date it is otherwise stated to be made, as applicable, and is subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or amend such forward-looking information whether as a result of new information, future events or otherwise, except as may be required by applicable law.

SUMMARY

The following summary highlights some of the important information you will find in this Circular.

Shareholder Voting Matters

Voting Matter	Board Vote Recommendation	Information

Election of six directors	FOR each nominee	pages 19 to 26

Appointment of PricewaterhouseCoopers LLP as auditors	FOR	page 26

Approval of a special resolution in respect of the plan of arrangement effecting amendments to the articles of amalgamation of the Company to add certain constrained securities ownership provisions, providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws

	FOR	pages 26 to 38

Approval of an ordinary resolution confirming certain amendments to the Company’s general by-law required to administer the constrained securities ownership provisions of the amendments to the articles of amalgamation of the Company

	FOR	page 38

Our Director Nominees

Name & Region	Age	Director Since	Position	Board & Committee Attendance in 2021	Other Public Boards	Principal Competencies

Philip Fayer Québec, Canada Not Independent	44	2017	Chair and Chief Executive Officer	100%	-	— Senior Leadership — Payments, Financial Services and FinTech — Business Development, M&A and Strategy — Global Business — Consumer, Sales, Marketing and Brand Management

Michael Hanley Québec, Canada Independent	56	2020	Corporate Director	100%	BRP Inc. Lyondell Basell Industries N.V.	— Finance, Accounting, Risk and Financial Literacy — Global Business — Senior Leadership — Business Development, M&A and Strategy — Human Capital Management

David Lewin Québec, Canada Independent	42	2017	Senior Partner of the TMT Group of Novacap Management Inc.	100%	-	— Business Development, M&A and Strategy — Senior Leadership — Finance, Accounting, Risk and Financial Literacy — Technology and Innovation — Human Capital Management

Name & Region	Age	Director Since	Position	Board & Committee Attendance in 2021	Other Public Boards	Principal Competencies

Daniela Mielke California, United States Independent	56	2020	Managing Partner of Commerce Technology Advisors, LLC	92%	The Bancorp, Inc. Fintech Athena Acquisition Corp.	— Business Development, M&A and Strategy — Payments, Financial Services and FinTech — Global Business — Technology and Innovation — Senior Leadership

Pascal Tremblay Québec, Canada Independent	52	2017	President and Chief Executive Officer of Novacap Management Inc.	100%	Stingray Group Inc.	— Technology and Innovation — Senior Leadership — Business Development, M&A and Strategy — Finance, Accounting, Risk and Financial Literacy — Global Business

Samir Zabaneh Ontario, Canada Independent	55	2022	Chairman and Chief Executive Officer of TouchBistro, Inc.	n/a (Appointed March 25, 2022)	ACI Worldwide Inc.	— Payments, Financial Services and FinTech — Finance, Accounting, Risk and Financial Literacy — Senior Leadership — Global Business — Technology and Innovation

VOTING AND PROXIES

Voting at the Meeting

Registered shareholders and duly appointed proxyholders will be able to attend the Meeting and vote in real time, provided they are connected to the internet and follow the instructions below. Non-registered shareholders who have not duly appointed themselves as proxyholders will be able to attend the Meeting as guests but will not be able to vote at the Meeting.

Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves to attend the Meeting) must carefully follow the instructions below and on their form of proxy or voting instruction form.

These instructions include the additional step of registering such proxyholder with TSX Trust Company (the “Transfer Agent”), after submitting the form of proxy or voting instruction form.

If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent.

Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a control number to participate in the Meeting and only being able to attend as a guest. Guests will be able to listen to the Meeting but will not be able to vote.

To vote by online ballot through the live webcast platform, follow the instructions below:

1.	Log in at https://web.lumiagm.com/464471629 on your browser at least 15 minutes before the Meeting starts
2.	Click on “Control # / No. de contrôle”
3.	Enter your control number
4.	Enter the password: “nvei2022” (case sensitive)
5.	When the ballots have been opened, you will see them appear on your screen

If you use your control number to log in to the Meeting, any vote you cast at the Meeting will revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting.

Proxyholders who have been duly appointed and registered with the Transfer Agent as described in the section entitled “Appointment of Proxy” will receive a control number by email from the Transfer Agent no later than May 25, 2022 at 10:00 a.m. (ET).

Registered shareholders and duly appointed proxyholders (including non-registered shareholders who have duly appointed themselves as proxyholders) that attend the Meeting online will be able to vote by completing a ballot online during the Meeting through the live webcast platform.

Joining the Meeting as a Guest

Guests (including non-registered shareholders who have not duly appointed themselves as proxyholders) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting. Guests can also listen to the Meeting by following the instructions below:

1.	Log in at https://web.lumiagm.com/464471629 on your browser
2.	Click on “GUEST”
3.	Provide your name and email address (no password is required for guests)

Non-registered shareholders/Appointees obtaining a control number to vote during the Meeting

You must complete the additional step of registering the proxyholder by either calling the Transfer Agent at 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (ET) on May 25, 2022. If you are a non-registered shareholder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from your intermediary and submit it to the Transfer Agent. Failing to register your proxyholder online will result in the proxyholder not receiving a control number, which is required to vote at the Meeting. Non-registered shareholders who have not duly appointed themselves as proxyholders will not be able to vote at the Meeting but will be able to participate as a guest.

Solicitation of Proxies

This Circular is sent in connection with the solicitation by the management of the Company of proxies to be used at the Meeting, at the time, place and for the purposes set forth in the Notice of Annual and Special Meeting of Shareholders (the “Notice of Meeting”), and at any adjournment thereof. The solicitation is being made primarily by email, but proxies may also be solicited by mail, telephone, in writing or in person by officers or other employees of the Company who will receive no compensation therefor in addition to their regular remuneration. If any, the cost of the solicitation is expected to be nominal and will be borne by the Company.

Notice-and-Access

As permitted by Canadian securities regulations, Nuvei is using notice-and-access (as defined in National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”)) to deliver the Meeting materials, including this Circular, to both its registered and non-registered shareholders. Nuvei is also using notice-and-access to deliver its annual consolidated financial statements for the fiscal year ended December 31, 2021 (the “Proxy Materials”) to its registered and non-registered shareholders.

This means that the Proxy Materials are being posted online for shareholders to access, rather than being mailed out. Notice-and-access gives shareholders more choice, substantially reduces Nuvei’s printing and mailing costs, and is more environmentally friendly as it reduces materials and energy consumption.

Shareholders will still receive a form of proxy or a voting instruction form in the mail (unless shareholders have chosen to receive Proxy Materials electronically) so they can vote their shares but, instead of automatically receiving a paper copy of the Proxy Materials, shareholders will receive a notice with information about how they can access the Proxy Materials electronically and how to request a paper copy. The Proxy Materials are available at https://investors.nuvei.com under the “Financials” section and under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Shareholders may request a paper copy of the Proxy Materials, at no cost, up to one year from the date this Circular was filed on SEDAR. Shareholders may also make such a request at any time prior to the Meeting by contacting the Transfer Agent at 1-888-433-6443 (toll free in Canada and the United States) or 416-682-3801 (other countries), or by email at tsxt-fulfilment@tmx.com. To receive the Proxy Materials in advance of the voting deadline and the Meeting date, requests for paper copies must be received by no later than May 16, 2022.

Appointment of Proxy

The individuals named in the accompanying form of proxy are, for purposes of the Meeting, shareholders and officers and/or directors of the Company, as applicable. A shareholder wishing to appoint some other person to represent such shareholder at the Meeting has the right to do so, either by inserting such person’s name in the blank space provided in the applicable form of proxy or voting instruction form or by completing another proxy.

A proxy will not be valid for the Meeting unless the completed form of proxy or voting instruction form is delivered to the Transfer Agent: (i) by internet at www.tsxtrust.com/vote-proxy; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1; (iv) by fax to 1-416-368-2502 or toll free in Canada and the United States to 1-866-781-3111; or (v) by touch-tone phone toll-free at 1-888-489-7352, in all cases received not later than May 25, 2022 at 10:00 a.m. (ET).

Voting by Proxy at the Meeting

The person you appoint will need to contact the Transfer Agent by either calling 1-866-751-6315 (within North America) or 212-235-5754 (outside of North America) or by completing the electronic form available at https://www.tsxtrust.com/control-number-request by no later than 10:00 a.m. (ET) on May 25, 2022 to request a control number to be represented or vote at the Meeting. It is the responsibility of the shareholder or their proxy to contact the Transfer Agent to request a control number.

Without the control number, proxyholders will not be able to participate in the Meeting.

Revocation of Proxy

In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it at any time before it is exercised, by instrument in writing executed by the shareholder or by the shareholder’s attorney authorized in writing and deposited with the Transfer Agent: (i) by internet at www.tsxtrust.com/vote-proxy; (ii) by email at proxyvote@tmx.com; (iii) by mail addressed to TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1; (iv) by fax to 1-416-368-2502 or toll free in Canada and the United States to 1-866-781-3111; or (v) by touch-tone phone toll-free at 1-888-489-7352, at any time up to 10:00 a.m. (ET) on May 25, 2022.

A proxy may also be revoked by filing a written notice with the Corporate Secretary of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment or postponement thereof.

If you have followed the process for participating in and voting at the Meeting online, casting your vote online during the Meeting will revoke your previous proxy.

Exercise of Discretion by Proxies

The persons named in the enclosed form of proxy will vote (or withhold from voting) the shares in respect of which they are appointed as proxies in accordance with the instructions of the shareholders appointing them. If a shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly. If no instructions are given, the shares will be voted:

•	FOR the election of the nominees of the Board of Directors of the Company (the “Board”) as directors;

•	FOR the appointment of PricewaterhouseCoopers LLP as auditors;

•

FOR the approval of a special resolution (the “Arrangement Resolution”), a copy of which is reproduced in its entirety under “Schedule A-1” attached to this Circular, in respect of the plan of arrangement effecting amendments (the “Amendments”) to the articles of amalgamation (as amended) of the Company (the “Articles”) to add certain constrained securities ownership provisions providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws (see page 26 of the Circular); and

•

FOR the approval of an ordinary resolution (the “By-Law Amendment Resolution”), a copy of which is reproduced in its entirety under “Schedule B-1” attached to this Circular, confirming certain amendments to the Company’s general by-law required to administer the constrained securities ownership provisions of the Amendments to the Articles (see page 38 of the Circular).

The enclosed voting information form or form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, and with respect to other business which may properly come before the Meeting or any adjournment thereof. As of the date hereof, management of the Company knows of no such amendment, variation or other business to come before the Meeting. If any such amendment or other business properly comes before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy will vote on such matters in accordance with their best judgement.

Voting Shares and Principal Holders Thereof

The Board has fixed the close of business on April 14, 2022 as the record date (the “Record Date”) for determining shareholders entitled to receive notice of, and to vote at, the Meeting, or any postponement or adjournment thereof.

Only registered shareholders as of the close of business on the Record Date or the persons they appoint as their proxies are permitted to vote at the Meeting.

As of April 14, 2022, there were 65,623,284 subordinate voting shares (the “Subordinate Voting Shares”) and 76,064,619 multiple voting shares (the “Multiple Voting Shares”) issued and outstanding. The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws in that they do not carry equal voting rights with the Multiple Voting Shares.

Each Subordinate Voting Share entitles its holder to one vote with respect to the matters voted at the Meeting and each Multiple Voting Share entitles its holder to ten votes with respect to the matters voted at the Meeting. In aggregate, all of the voting rights associated with the Subordinate Voting Shares, as at April 14, 2022, represent 7.94% of the voting rights attached to all of the issued and outstanding shares of the Company.

The election of the directors, the appointment of the independent auditor of the Company as well as the approval of the By-Law Amendment Resolution will each be determined by a majority of votes validly cast by shareholders at the Meeting by proxy or by participating at the Meeting. The approval of the

Arrangement Resolution will be determined by at least two-thirds of the votes cast, by proxy or by participating at the Meeting, by the holders of Subordinate Voting Shares and by the holders of Multiple Voting Shares, voting together as a single class.

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that a Multiple Voting Share shall be held by a person other than a Permitted Holder (as defined in the Company’s articles of amalgamation), the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised their right to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share.

In addition, all Multiple Voting Shares held by each of the Fayer Group Permitted Holders, the Novacap Group Permitted Holders and the CDPQ Group Permitted Holders (each term as defined in the Company’s articles), will convert automatically into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders, the Novacap Group Permitted Holders or the CDPQ Group Permitted Holders, as applicable, no longer respectively beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding shares of the Company.

Under applicable Canadian securities laws, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the Toronto Stock Exchange (the “TSX”) designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the holders of Multiple Voting Shares have entered into a customary coattail agreement with Nuvei and a trustee (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual-class, TSX-listed corporations designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable Canadian securities laws to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares. Additional information regarding the Coattail Agreement can be found in the Company’s AIF, available under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. A copy of the Coattail Agreement can be found on SEDAR at www.sedar.com.

To the knowledge of the directors and executive officers of Nuvei, as of April 14, 2022, there are no persons who beneficially own, or exercise control or direction over, directly or indirectly, more than 10% of either class of Subordinate Voting Shares or Multiple Voting Shares other than the following:

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares	Number of Multiple Voting Shares	Percentage of Multiple Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power(3)

Novacap(1)	-	0%	30,555,132	40.17%	21.57%	36.98%

Philip Fayer(2)	-	0%	27,857,328	36.62%	19.66%	33.71%

Caisse de dépôt et placement du Québec (“CDPQ”)	-	0%	17,652,159	23.21%	12.46%	21.36%

Name of Shareholder	Number of Subordinate Voting Shares	Percentage of Subordinate Voting Shares	Number of Multiple Voting Shares	Percentage of Multiple Voting Shares	Percentage of Outstanding Shares	Percentage of Total Voting Power(3)

Capital International Investors (“CII”)(4)	7,877,796	12.00%	-	-	5.56%	0.95%

(1)

Shares held beneficially and of record by Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V Co-Investment (Nuvei), L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V-A, L.P. and NVC TMT V, L.P., as a group.

(2)

Shares held beneficially and of record by Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer. Mr. Fayer is the Chair and Chief Executive Officer of the Company. In addition, Mr. Fayer holds 2,441,771 stock options, 66,080 RSUs (as defined herein) and 863,238 PSUs (as defined herein), as described elsewhere in this Circular.

(3)

Percentage of total voting power represents voting power with respect to all of our Subordinate Voting Shares and Multiple Voting Shares, as a single class. The holders of our Multiple Voting Shares are entitled to ten votes per share, and holders of our Subordinate Voting Shares are entitled to one vote per share.

(4)	Based on information reported by CII in the alternative monthly report dated March 10, 2022 filed under the Company’s profile at www.sedar.com.

Non-Registered Shareholders

You are a non-registered shareholder or “beneficial owner” (a “Non-Registered Holder”) if your Subordinate Voting Shares are registered either: (i) in the name of an intermediary, such as securities dealers or brokers, banks, trust companies or administrators of self-administered RRSPs, TFSAs, RRIFs, RESPs and similar plans (an “Intermediary”), or (ii) in the name of a clearing agency of which the Intermediary is a participant.

In accordance with NI 54-101, Intermediaries are required to seek voting instructions from Non-Registered Holders in advance of the Meeting. Non-Registered Holders will have received from their Intermediary a package of information with respect to the Meeting, including either a proxy form or a voting instruction form.

Should a Non-Registered Holder wish to vote at the Meeting (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should print their own name, or that of such other person, on the voting instruction form and return it to the Intermediary. In addition, if you are a Non-Registered Holder located in the United States and wish to appoint yourself as a proxyholder in order to attend, participate or vote at the Meeting, you MUST also obtain a valid legal proxy from the Intermediary and submit it to the Transfer Agent. Each Intermediary has its own signature and return instructions. It is important that Non-Registered Holders comply with these instructions if they want the voting rights attached to their shares to be exercised.

Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when, where and by what means the voting instruction form or proxy form must be delivered.

A Non-Registered Holder wishing to revoke their voting instructions should contact their Intermediary to find out whether it is possible to change their voting instructions and what procedure to follow. Intermediaries may set deadlines for the receipt of revocation notices that are farther in advance of the Meeting than those set out herein and, accordingly, any such revocation should be completed well in advance of the deadline prescribed in the form of proxy or voting instruction form to ensure it is given effect at the Meeting.

We are not sending proxy-related materials to Non-Registered Holders who have declined to receive them in order to save mailing costs and abide by the instructions of such declining Non-Registered Holders.

Under applicable securities legislation, a Non-Registered Holder of securities is a “non-objecting beneficial owner” (or “NOBO”) if such Non-Registered Holder has or is deemed to have provided instructions to their Intermediary not objecting to the Intermediary disclosing ownership information about the Non-Registered Holder in accordance with said legislation, and a Non-Registered Holder is an “objecting beneficial owner” (or “OBO”) if such Non-Registered Holder has or is deemed to have provided instructions objecting to same.

These proxy materials are being sent to both registered holders and Non-Registered Holders of the securities. If you are a Non-Registered Holder, and Nuvei or its agent has sent these materials directly to you, you are a NOBO and your name, address and information about your holdings of Subordinate Voting Shares have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf. By choosing to send these materials to you directly, Nuvei (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

If you are an OBO, you received these materials from your Intermediary or its agent (such as Broadridge), and your Intermediary is required to seek your instructions as to how to vote your Subordinate Voting Shares. Nuvei has agreed to pay for Intermediaries to deliver to OBOs the proxy-related materials and the relevant voting instruction form. The voting instruction form that is sent to an OBO by the Intermediary or its agent should contain an explanation as to how you can exercise your voting rights, including how to attend and vote directly at the Meeting. Please provide your voting instructions to your Intermediary as specified in the enclosed voting instruction form.

BUSINESS OF THE MEETING

Shareholders will be asked to consider and vote on the following matters at the Meeting:

•	the election of the directors of the Company who will serve until the next annual meeting of shareholders or until their successors are elected or appointed (see page 19 of the Circular);

•	the appointment of the independent auditor of the Company (see page 26 of the Circular);

•

the approval of the Arrangement Resolution, a copy of which is reproduced in its entirety under “Schedule A-1” attached to the Circular, in respect of the plan of arrangement effecting the Amendments to the Articles to add certain constrained securities ownership provisions, providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws (see page 26 of the Circular);

•

the approval of the By-Law Amendment Resolution, a copy of which is reproduced in its entirety under “Schedule B-1” attached to this Circular, confirming certain amendments to the Company’s general by-law required to administer the constrained securities ownership provisions of the Amendments to the Articles (see page 38 of the Circular); and

•	such other business as may properly come before the Meeting or any postponement or adjournment thereof.

As at the date of this Circular, management of the Company is not aware of any changes to the items listed above and does not expect any other items to be brought forward at the Meeting. If there are changes or new items, your proxyholder will be entitled to vote on those items as they see fit.

A simple majority of the votes cast, by proxy or at the Meeting, by the holders of Subordinate Voting Shares and by the holders of Multiple Voting Shares, voting together as a single class, will constitute approval of each of the matters specified in this Circular, except in respect of the Arrangement Resolution (as defined herein), which will have to be approved by at least two-thirds of the votes cast, by proxy or at the Meeting, by the holders of Subordinate Voting Shares and by the holders of Multiple Voting Shares, voting together as a single class.

Financial Statements and Auditor’s Report

The consolidated financial statements, together with the notes thereto, and the auditor’s report thereon, as at December 31, 2021 and for Fiscal 2021, are available under Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and at https://investors.nuvei.com. These financial statements will be submitted at the Meeting, but no vote thereon is required or expected.

Election of Directors

Under our Articles, the Board is to consist of a minimum of three and a maximum of eleven directors as determined from time to time by the directors. Currently, the Board consists of six directors: Philip Fayer, Michael Hanley, David Lewin, Daniela Mielke, Pascal Tremblay and Samir Zabaneh, all of whom are standing for election at this Meeting. The directors are appointed at the annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our Articles provide that, between annual meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected at the previous annual meeting of shareholders.

Nominees

The following tables set forth the name and province or state and country of residence of each individual proposed to be nominated at the Meeting for election as a director of Nuvei, as well as each individual’s position within Nuvei (where applicable), their period of service as a director, information relating to committee membership, independence, meeting attendance, principal occupation within the five preceding years, main areas of expertise, and the number and value of securities of Nuvei beneficially owned or controlled, directly or indirectly, by each such individual.

Except where authorization to vote with respect to the election of directors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the election of each of the nominees proposed below, all of whom are, on the date of the Meeting, currently serving as directors of the Company. It is not contemplated that any of the nominees will be unable, or for any reason will become unwilling, to serve as a director. However, if that should occur for any reason prior to the election, the persons named in the accompanying form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion, unless a shareholder has specified in the form of proxy or voting instruction form that their shares are to be withheld from voting on the election of directors. Nuvei has adopted a majority voting policy, see “Majority Voting Policy”.

For an overview of our director selection and nomination process, our approach to diversity and inclusion at the Board level, and our majority voting policy, see the section entitled “Corporate Governance” beginning on page 77 of this Circular.

PHILIP FAYER

Québec, Canada

Age: 44

Director since: 2017

Not Independent (Chief Executive Officer)

Philip Fayer is the founder of Nuvei and serves as its Chair of the Board and Chief Executive Officer. In this capacity, he is responsible for the general direction and management of the Company as well as the development of Nuvei’s growth strategy. Mr. Fayer founded Pivotal Payments, Nuvei’s predecessor, in 2003. A seasoned entrepreneur, Mr. Fayer has over 20 years of experience in the electronic payments industry. Under his leadership and direction, the Company expanded organically and through strategic acquisitions. With the acquisition of SafeCharge in 2019, Nuvei grew its geographic footprint and broadened its technology and service offering to large scale merchants in over 200 global markets. Under his leadership, Nuvei was named in 2020 one of Deloitte Canada’s Best Managed Companies. Mr. Fayer’s business skills, industry knowledge and leadership are broadly recognized having been named in 2009 one of Canada’s Top 40 Under 40™ as well as being awarded in 2019 the Ernst & Young Entrepreneur Of The Year® for Québec in the FinTech category. Mr. Fayer attended Concordia University, in Montréal, Québec. Through a foundation with his wife, Mr. Fayer devotes time for several charities, including with respect to youth unemployment and cancer research.

Principal Competencies:
2021 Voting Results For: 99.98% Withheld: 0.02%

•    Senior Leadership

•    Payments, Financial Services and FinTech

•    Business Development, M&A and Strategy

•    Global Business (experience in multinational organizations)

•    Consumer, Sales, Marketing and Brand Management

Value of Total Compensation received as Director(1) Fiscal 2021: Nil

Board/Committee Membership	Attendance Record for Fiscal 2021		Public Board Memberships

Board of Directors	7 of 7	100%	-

Securities Held (as at April 14, 2022)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of PSUs	Number of RSUs	Number of Options	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

-	27,857,328(2)	863,238	66,080	2,441,771	$1,846,105,127	$3,125,000	Yes

MICHAEL HANLEY

Québec, Canada

Age: 56

Director since: 2020

Independent

Michael Hanley is a Corporate Director with over 25 years of experience in senior management roles and corporate governance. Mr. Hanley is the Lead Director and Chair of the Audit Committee of BRP Inc., and sits on the Board of Directors of Lyondell Basell Industries N.V., where he is also Chair of the Audit Committee and a member of the Health, Safety, Environment and Operations Committee. In addition, he is a member of the Board of Directors of ExCellThera Inc. Previously, Mr. Hanley was a member of the Board of Directors and Audit Committee of ShawCor Ltd. (from 2015 to 2021), a member of the Board of Directors, the Audit Committee and the Human Resources and Compensation Committee of Industrial Alliance Insurance and Financial Services Inc. (from 2015 to 2019), and a member of the Board of Directors and Audit Committee of Le Groupe Jean Coutu (PJC) Inc. (from 2016 until the company’s acquisition by Metro Inc. in 2018). Mr. Hanley has strong experience in finance and management roles serving as Senior Vice-President, Operations and Strategic Initiatives at National Bank of Canada, Executive Vice-President and Chief Financial Officer at Alcan Inc., and President and Chief Executive Officer of the Global Bauxite and Alumina business group. He also served as Chief Financial Officer of two other Canadian public companies, Gaz Métro (now Énergir) and St-Laurent Paperboard Inc. Mr. Hanley is a chartered professional accountant and has been a member of the Ordre des comptables professionnels agréés du Québec (CPA) since 1987.

Principal Competencies:
2021 Voting Results For: 99.87% Withheld: 0.13%	• Finance, Accounting, Risk and Financial Literacy • Global Business (experience in multinational organizations) • Senior Leadership • Business Development, M&A and Strategy • Human Capital Management
Value of Total Compensation received as Director(5) Fiscal 2021: $142,500

Board/Committee Membership	Attendance Record for Fiscal 2021		Public Board Memberships

Board of Directors (Lead Director)	7 of 7	100%	BRP Inc.

Audit Committee (Chair)	4 of 4	100%	Lyondell Basell Industries N.V.

GHRC Committee	6 of 6	100%

Securities Held (as at April 14, 2022)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

38,460	-	3,322	$2,768,893	$525,000	Yes

DAVID LEWIN

Québec, Canada

Age: 42

Director since: 2017

Independent

David Lewin is a Senior Partner of the Technology, Media and Telecommunication (TMT) Group of Novacap, a Quebec private equity firm, where he oversees investments in TMT and industrial companies. In this capacity, Mr. Lewin leads and develops M&A transactions and strategies and provides leadership and training to firm employees. Mr. Lewin also serves on the Board of Directors of Eddyfi NDT Inc., Accurate Group Holdings, Inc. and Plusgrade GP Inc. Mr. Lewin has extensive board experience, having previously served on the Boards of Directors of numerous private companies. Before joining Novacap in 2011, Mr. Lewin was a Manager at PSP Investments in Montréal where he was involved in the evaluation and execution of private equity transactions. Prior to his experience with PSP Investments, he worked in investment banking at National Bank Financial Markets where he focused on the technology, media and telecommunications sector, as well as diversified industries. Mr. Lewin holds a Master of Business Administration from McGill University (Montréal, Quebec) and a Bachelor of Business Administration with a concentration in public accountancy from HEC Montréal (Montréal, Quebec).

Principal Competencies:
2021 Voting Results For: 99.96% Withheld: 0.04%	• Business Development, M&A and Strategy • Senior Leadership • Finance, Accounting, Risk and Financial Literacy • Technology and Innovation • Human Capital Management
Value of Total Compensation received as Director(5) Fiscal 2021: $123,000

Board/Committee Membership	Attendance Record for Fiscal 2021		Public Board Memberships

Board of Directors	7 of 7	100%	-

Audit Committee	4 of 4	100%

GHRC Committee (Chair)	6 of 6	100%

Securities Held (as at April 14, 2022)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

-	-	3,149	$208,684	$525,000	n/a

DANIELA MIELKE

California, United States

Age: 56

Director since: 2020

Independent

Daniela Mielke is the Managing Partner of Commerce Technology Advisors, LLC, a privately held consulting firm, which she founded in 2016. Ms. Mielke is a global fintech executive with extensive experience of nearly 30 years in the financial services industry, leading organizations through strategic transformation in the face of rapid technology and dynamic market changes. Ms. Mielke has held numerous senior positions including, among others, as Chief Executive Officer of RS2 Inc., Chief Strategy and Product Officer at Vantiv Inc. (now Worldpay), VP, Head of Global Strategy and Market Intelligence for PayPal Inc., and Engagement Manager for McKinsey & Company. Ms. Mielke currently serves as a member of the Boards of Directors of The Bancorp Inc. and Fintech Athena Acquisition Corp. as well as Finca International, a global NGO dedicated to alleviating poverty. Ms. Mielke holds a Master of Business Administration in International Management from the IMD Business School (Lausanne, Switzerland), a Master of Science in Economics from the University of Fribourg (Fribourg, Switzerland), as well as a Bachelor’s degree in Hotel and Restaurant Management from the École hôtelière de Lausanne (Lausanne, Switzerland).

Principal Competencies:
2021 Voting Results For: 99.99% Withheld: 0.01%	• Business Development, M&A and Strategy • Payments, Financial Services and FinTech • Global Business (experience in multinational organizations) • Technology and Innovation • Senior Leadership
Value of Total Compensation received as Director (5) Fiscal 2021: $113,429

Board/Committee Membership	Attendance Record for Fiscal 2021		Public Board Memberships

Board of Directors	7 of 7	100%	The Bancorp, Inc.

Audit Committee(6)	2 of 2	100%	Fintech Athena Acquisition Corp.

GHRC Committee(6)	3 of 4	75%

Securities Held (as at April 14, 2022)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

17,135	-	2,992	$1,333,816	$525,000	Yes

PASCAL TREMBLAY

Québec, Canada

Age: 52

Director since: 2017

Independent

Pascal Tremblay is the President and Chief Executive Officer of Novacap Management Inc. and the Managing Partner of the Technology, Media and Telecommunication Group of Novacap, a Québec- based buyout and growth equity firm. Mr. Tremblay has substantial experience in technology and finance, including over 25 years funding, managing and developing technology companies. Prior to joining Novacap, Mr. Tremblay was a Partner at Argo Global Capital, a venture capital firm where he participated in numerous investments in technology and telecommunications companies around the world. Previously, he worked in the private equity division at CDP Capital (Caisse de dépôt et placement du Québec). Prior to entering the private equity field, Mr. Tremblay was the Founder and Chief Executive Officer of Laserpro, an award-winning manufacturing and distribution company of printing and computer equipment. Mr. Tremblay also serves as Chair of the Audit Committee and as member of the Board of Directors of Stingray Group Inc. He also sits on the Board of Directors of Nitrex Development Corporation Inc. Mr. Tremblay studied corporate finance at UConn (University of Connecticut), and he holds a Bachelor of Business Administration, Finance and Accounting from the University of Sherbrooke, Québec and an MBA in finance and international business from McGill University, Montréal, Québec.

Principal Competencies:
2021 Voting Results For: 99.92% Withheld: 0.08%

•    Technology and Innovation

•    Senior Leadership

•    Business Development, M&A and Strategy

•    Finance, Accounting, Risk and Financial Literacy

•    Global Business (experience in multinational organizations)

Value of Total Compensation received as Director(5) Fiscal 2021: $118,000

Board/Committee Membership	Attendance Record for Fiscal 2021		Public Board Memberships(8)

Board of Directors	7 of 7	100%	Stingray Group Inc.

Audit Committee(7)	4 of 4	100%

GHRC Committee	6 of 6	100%

Securities Held (as at April 14, 2022)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

-	-	3,037	$201,262	$525,000	n/a

SAMIR ZABANEH

Ontario, Canada

Age: 55

Director since: 2022(9)

Independent

Samir Zabaneh is the Chairman and Chief Executive Officer of TouchBistro, Inc., an all-in-one point of sale and restaurant management software provider, since April 2021. Mr. Zabaneh is a seasoned financial and operations executive with years of experience in the global fintech industry. Prior to joining TouchBistro, Mr. Zabaneh held various executive leadership roles, including as Executive Vice President, Global Business Services at Fiserv Inc. (previously First Data) from 2018 to 2019, Chief Financial Officer at Element Fleet Management Corp. from 2017 to 2018 as well as at Global Payments (previously Heartland Payment Systems, Inc.) from 2014 to 2016 and as Chief Operating, Financial and Strategy Officer at Moneris Solutions Corporation from 2008 to 2014. Mr. Zabaneh executed during this time various successful strategies related to vertical specific software solutions integrated with payments processing. Mr. Zabaneh has extensive experience with private and public companies. He sits on the Board of Directors of ACI Worldwide Inc. and is also a member of its Audit Committee. Mr. Zabaneh holds a Bachelor of Accounting from Northeastern University (Boston, Massachusetts), a Master of Science in Finance from Boston College (Chestnut Hill, Massachusetts), and an MBA from Suffolk University (Boston, Massachusetts).

Principal Competencies:
2021 Voting Results For: Nil Withheld: Nil

•    Payment, Financial Services and FinTech

•    Finance, Accounting, Risk and Financial Literacy

•    Senior Leadership

•    Global Business (experience in multinational organizations)

•    Technology and Innovation

Value of Total Compensation received as Director Fiscal 2021: n/a(9)

Board/Committee Membership	Attendance Record for Fiscal 2021		Public Board Memberships

Board of Directors	n/a	n/a	ACI Worldwide Inc.

Audit Committee(10)

Securities Held (as at April 14, 2022)

Number of Subordinate Voting Shares	Number of Multiple Voting Shares	Number of DSUs	Market Value of Securities(3)	Minimum Shareholding Requirement	Equity Ownership Met(4)

5,770	-	30	$384,366	$525,000	n/a

(1)	No compensation is paid to directors who are employees of the Company. For further information, see “Director Compensation – Director Compensation Table”.
(2)	Shares held beneficially and of record by Whiskey Papa Fox Inc., a holding company controlled by Philip Fayer.
(3)	Based on the closing price of the Subordinate Voting Shares on the Nasdaq on April 14, 2022.
(4)

See “Director Compensation – Share Ownership Requirements” for the Outside Directors, and “Compensation Discussion and Analysis – Share Ownership Requirements” for Mr. Fayer. Outside Directors are expected to achieve compliance with these guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027 (being five years from the date the Ownership Guidelines were adopted).

(5)	For a complete itemization of the compensation, see “Director Compensation – Director Compensation Table”.
(6)	Ms. Mielke was appointed to the Audit Committee and to the GHRC Committee on May 7, 2021.
(7)	Mr. Tremblay ceased to be a member of the Audit Committee effective January 2, 2022.
(8)

Mr. Tremblay was a director of Ryma Technology Solutions Inc. between August 30, 2005 and June 12, 2012. On June 13, 2012, the Superior Court of Québec issued an order pursuant to Section 243 of the Bankruptcy and Insolvency Act (Canada) appointing a receiver to the property and assets of Ryma Technology Solutions Inc.

(9)	Mr. Zabaneh was appointed as a director on March 25, 2022.
(10)	Mr. Zabaneh was appointed to the Audit Committee on March 25, 2022.

Appointment of Auditors

PricewaterhouseCoopers LLP (“PwC”), chartered accountants, has served as auditors of the Company since the fiscal year ended on December 31, 2003. The Board proposes that PwC be reappointed as auditors of the Company to hold office until the next annual meeting of shareholders and that its remuneration be recommended by the Audit Committee and fixed by the Board.

Under its charter, the Audit Committee of the Company is required to pre-approve all non-audit services to be performed by the external auditors in relation to the Company, together with approval of the engagement letter for such non-audit services and estimated fees therefor. Additional details regarding the Audit Committee and the above-mentioned fees can be found in the section entitled “Audit Committee” of the Company’s AIF, available under the Company’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at https://investors.nuvei.com.

Except where authorization to vote with respect to the appointment of auditors is withheld, the persons designated in the enclosed form of proxy or voting instruction form intend to vote FOR the reappointment of PwC, as auditors of the Company, to hold office until the close of the next annual meeting of shareholders at such remuneration as may be recommended by the Audit Committee and fixed by the Board.

Approval of the Special Resolution in Respect of the Plan of Arrangement to Amend the Company’s Articles

At this year’s Meeting, holders of Subordinate Voting Shares and holders of Multiple Voting Shares will be asked to consider and, if deemed appropriate, to pass, with or without variation, the Arrangement Resolution, to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) to effect the Amendments to add certain constrained securities ownership provisions providing the Company with, among other measures, the right to redeem, repurchase or force the sale of, shares of the Company to facilitate compliance with applicable laws.

The full text of the Arrangement Resolution is reproduced in its entirety under “Schedule A-1” attached to this Circular.

Reasons for and Background to the Arrangement

We operate in a complex legal and regulatory environment. Our business and the products and services that we offer are subject to a variety of laws and regulations in Canada, the United States, the United Kingdom (“U.K.”), the Netherlands, Lithuania, the member states of the European Economic Area, Mexico, and elsewhere. As a result, and as described more fully in the Appendix to this Circular, several of the Company’s subsidiaries are subject to regulatory requirements, including the requirement to obtain prior consent from the applicable Regulatory Authorities (as defined below) when a person holds, acquires or increases a qualifying holding or controlling interest in those entities, or the ability to exercise a similar influence over those entities, either directly or indirectly (including by way of investment in Nuvei securities (and for this purpose, in respect of any thresholds calculated based on voting rights, the Regulatory Authorities would generally be expected to give effect to the respective voting rights represented by the Multiple Voting Shares and Subordinate Voting Shares)). On the basis of these requirements, no person may hold or acquire, alone or together with others, a direct or indirect stake of our shares, of the voting rights attached to our shares, or exercise, directly or indirectly, an equivalent degree of control in the Company (or increase an existing holding, control, interest or influence) in excess of applicable thresholds (currently 10%, 20%, 30% or 50%, depending on the jurisdiction and the particular regulatory requirement) without first obtaining the prior approval of the applicable Regulatory Authorities.

The licensing or regulatory authorities in the jurisdictions in which the Company and its subsidiaries hold, or in which they may seek, a license, permit, authorization, waiver or other regulatory approval in connection with the operation of their current or future activities (collectively, “Regulatory Authorities”) have broad powers to request or require reporting of various detailed information from and/or approve the qualification or suitability of the holders (legal and beneficial, directly or indirectly) of interests in shares or other securities of the licensed or regulated entity. In some circumstances, the purpose of the exercise of powers by such Regulatory Authorities may be to identify shareholders whose involvement with the licensed or regulated entity the Regulatory Authorities consider unacceptable because such persons are not suitable shareholders to have a direct or indirect interest in, or influence over, a licensed or regulated entity in such jurisdiction (a determination which in all practical effects is at the sole discretion of such Regulatory Authorities). These powers may be exercised by applicable Regulatory Authorities against the holders, whether legal or beneficial, directly or indirectly, of interests in Nuvei shares or other securities.

The information required, qualification or suitability requirements to be satisfied and ongoing regulatory filings to be submitted, may be very detailed, onerous and/or intrusive and may include, for example, personal and financial information concerning the ultimate beneficial owners or persons influencing the control of corporate shareholders. In many cases, the terms of the Company’s and its regulated subsidiaries’ licenses or the provisions of regulations in relevant jurisdictions require the Company and its subsidiaries to produce such information on demand in relation to the holders (legal and beneficial) of interests in Nuvei shares, following, or in some cases prior to, such persons acquiring a specified percentage (legal or beneficial) of economic and/or voting interests in the share capital of the Company.

In some jurisdictions, the Company and its subsidiaries are required to take every measure to ensure compliance with the provisions of the applicable legal framework. The laws, rules, and regulatory and licensing requirements governing the Company’s activities (including those of its subsidiaries) are complex and evolve frequently, and it is possible that applicable ownership restrictions and suitability requirements may be modified, interpreted, and applied in an inconsistent manner by the Regulatory Authorities in a particular jurisdiction as well as from one jurisdiction to another, and may conflict with one another. This requires the Company to exercise judgement as to whether certain laws, rules, and regulations apply to it and its subsidiaries. It is possible that regulators may disagree with such conclusions, and widespread compliance is difficult and costly. Some jurisdictions are also frequently amending existing laws, requiring attention to frequently changing regulatory and licensing requirements. Additionally, our expansion into new jurisdictions, products and services may trigger application of additional laws and licensing requirements.

Any failure by the Company and its regulated subsidiaries or, as applicable, any holder (or proposed acquiror) of an interest in Nuvei shares, to comply with requests from Regulatory Authorities could result in the relevant Regulatory Authority taking adverse action against the Company and its regulated subsidiaries in that jurisdiction, which may include the suspension or revocation of licenses and/or the imposition of fines. Further, non-compliance with ownership restrictions and suitability requirements prescribed by applicable laws constitutes an offense that can be significantly detrimental to the Company and its subsidiaries (and their stakeholders) as well as the person seeking to hold, acquire or increase the qualifying holding or controlling interest (including, but not limited to, suspension of voting and distribution rights, substantial fines and prison sentences), and may lead to criminal prosecution, penalties and sanctions, and the loss, suspension, revocation or denial of licenses and authorizations held or sought by the Company and/or its subsidiaries, and result in regulatory restrictions on our business, enforced suspension of operations, and removal of board members.

While applicable ownership restrictions and suitability requirements are summarized in the Company’s continuous disclosure documents, the Articles do not currently provide for any measures or oversight mechanisms that can be used by the Company to monitor and facilitate compliance with applicable laws and regulations, including in respect of ownership restrictions and suitability requirements. Compliance with such restrictions and measures is required to, among other things, enable the Company and its subsidiaries to carry on their business in accordance with applicable legislation in various jurisdictions regulating the operation of activities undertaken or to be undertaken by the Company and its subsidiaries, including certain laws prescribing ownership restrictions and suitability requirements applicable to Nuvei shareholders, as described herein. In light of the foregoing, after considering potential alternative approaches and consulting with legal counsel, management of the Company and the Board determined that the most effective approach to addressing ever-changing laws applicable to the Company and its subsidiaries throughout the multiple jurisdictions in which they operate, including in respect of ownership restrictions and suitability requirements, would be to include constrained securities ownership provisions as more fully described under “The Arrangement and Amendments – Proposed Amendments to the Articles” section below, and to effect the Amendments through the Arrangement. The Amendments contemplated by the Arrangement are being made solely to facilitate compliance with applicable laws and are not expected to affect the economic interest of any holders of Subordinate Voting Shares or Multiple Voting Shares (considering without limitation that the Amendments would apply to such holders only to the extent of the ownership restrictions and suitability requirements to which Nuvei shareholders are otherwise subject under applicable laws and regulations). Please refer to “Appendix – Limitations on the Right to Own Securities” for relevant details on share ownership restrictions that may be applicable to the Company and/or its subsidiaries.

Given the potential significant detrimental consequences of violations for the Company and its subsidiaries (and their respective stakeholders) of these laws, the Board determined that the Amendments and the Arrangement are in the best interests of the Company and its shareholders.

The Board unanimously approved the Amendments and the Arrangement (subject to the receipt of necessary shareholder and Court approvals), determined that the Arrangement is in the best interests of the Company and is fair to all Company shareholders and recommended that Company shareholders vote FOR the Arrangement Resolution.

The Arrangement and Amendments

The Company intends to implement the Amendments by way of a court supervised and shareholder approved Arrangement pursuant to section 192 of the CBCA. The full text of the Plan of Arrangement is reproduced in its entirety under “Schedule A-2” attached to this Circular. If adopted, the Amendments will provide the Company with appropriate measures to facilitate compliance with applicable laws, including in respect of ownership restrictions and suitability requirements.

Proposed Amendments to the Articles

The proposed Amendments include provisions providing that, among other things, if any of the applicable ownership restrictions under applicable legislation are exceeded, or if a shareholder (or proposed shareholder) is considered unsuitable by a Regulatory Authority to own Nuvei shares, certain rights of Nuvei shareholders may be suspended and the Company may sell, repurchase or redeem the applicable shares.

The proposed Amendments strive to facilitate compliance with the most stringent laws and regulations in respect of ownership restrictions and suitability requirements that may be or become applicable to Nuvei shareholders, while affording the requisite flexibility for the Board to implement actions which may be deemed required under applicable law, including, without limitation, as a result of changing regulatory and licensing requirements or due to our expansion into new jurisdictions, products and services triggering application of additional laws and licensing requirements. Based on advice received from various local external counsel, Nuvei believes that the lowest Regulatory Ownership Requirement (as defined below) currently applicable to its holders of Subordinate Voting Shares would be triggered by the acquisition of any direct or indirect legal or beneficial ownership, or control or direction over, Subordinate Voting Shares (or securities convertible into or exercisable or exchangeable for Subordinate Voting Shares) representing 10% or more of the total number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares (in the aggregate), being 14,168,790 Subordinate Voting Shares based on the total number of issued and outstanding Subordinate Voting Shares and Multiple Voting Shares as at April 14, 2022. However, shareholders should note that the proposed Amendments will allow the Board the requisite flexibility and discretion to apply such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in applicable laws from time to time, without any action or consent required on the part of shareholders.

For purposes of the Amendments, “ownership”, “ownership interest”, “own” (including any derivatives thereof) when used in relation to securities, means any direct or indirect registered and/or legal ownership, or beneficial ownership pursuant to the definitions of “beneficial ownership” or “beneficial interest” under applicable legislation, or power to exercise control or direction over such securities, without limitation.

Such restrictions and measures are required to, among other things, enable the Company and its subsidiaries to carry on their business in accordance with applicable legislation in various jurisdictions regulating the operation of activities undertaken or to be undertaken by the Company and its subsidiaries, including certain laws prescribing ownership restrictions and suitability requirements applicable to Nuvei shareholders, as described above. The purpose of the Amendments is to provide the Company with a means of protecting itself from having a shareholder whose ownership of Nuvei shares or whose failure to comply with the suitability or other requirements of a Regulatory Authority may result in the loss, suspension, revocation (or similar action) with respect to any license, permit, authorization, waiver or other regulatory approval held by the Company or any of its subsidiaries, or the denial of any license, permit, authorization, waiver or other regulatory approval sought by the Company or any of its subsidiaries.

In particular, if adopted, the Amendments will, among other things, add restrictions on the issue, transfer and ownership of securities of the Company, including introducing certain requirements triggered by the acquisition of any direct or indirect legal or beneficial ownership, or control or direction over, (i) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in applicable laws from time to time) of either (A) the total number of issued and outstanding shares of the Company (or of any class of issued and outstanding shares of the Company, as may be established in applicable laws from time to time), or (B) the total voting power ascribed to all issued and outstanding shares of the Company, or (ii) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in applicable laws from time to time) of the value of the aggregate paid up capital of the Company (as applicable, the “Regulatory Ownership Requirements”). The proposed Amendments will require persons who, either on their own or as part of a group acting in concert (collectively, a “Subject Securityholder”) hold, acquire or propose to acquire, directly or indirectly, shares of the Company of any class that, together with the shares, convertible, exercisable or exchangeable securities and other securities of the Company of any class owned by the Subject Securityholder on the date of the acquisition (assuming the exercise, settlement, exchange or conversion thereof), equal or exceed the Regulatory Ownership Requirements or, thereafter, any increment and/or multiple thereof, to provide advance written notice to the Company and receiving the advance written approval of the Company (and, if deemed necessary or advisable by the Board, of the applicable Regulatory Authorities) for the acquisition.

The Amendments also set out the remedies available to the Company in the event that, in the reasonable opinion of the Board, a Subject Securityholder (i) fails to comply with the Regulatory Ownership Requirements, (ii) owns securities of the Company in a way that is inconsistent with applicable laws, (iii) owns securities of the Company in a way that jeopardizes the ability of the Company or any of its affiliates to maintain or obtain a license, permit, authorization, waiver or other regulatory approval, or causes or otherwise results in the imposition of materially burdensome or unacceptable terms or conditions on any license, permit, authorization, waiver or other regulatory approval, or in the imposition of material fines, penalties or other liabilities on the Company or any of its affiliates, (iv) refuses or fails to comply, within a reasonable time, with a request or requirement by a Regulatory Authority to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any Regulatory Authority, pursuant to any applicable law, that is relevant to its determination of the suitability, fitness or qualification of such Subject Securityholder with respect to owning securities of the Company, or (v) is determined by a Regulatory Authority not to be suitable, “fit and proper” or qualified with respect to owning securities of the Company (such events are considered the “Triggering Events”), including:

(a)	not issuing any shares to the Subject Securityholder;

(b)	placing a stop transfer on any and all shares of the Company owned by the Subject Securityholder;

(c)

suspending all voting (directly or indirectly or through any proxy, trustee, or nominee), interest, convertibility, dividend and other distribution rights, on all or any of the shares of the Company owned by the Subject Securityholder;

(d)

applying to a court of competent jurisdiction seeking an injunction or other relief to prevent a breach or continuing breach of the Regulatory Ownership Requirements or applicable laws or for an order directing that the number of securities giving rise to the breach of the Regulatory Ownership Requirements or applicable laws be sold or otherwise disposed of in a manner that a court of competent jurisdiction may deem appropriate;

(e)

applying to the Autorité des marchés financiers (Québec), or such other governmental authority having jurisdiction over the affairs of the Company, to effect a cease trading order or such similar restriction against the Subject Securityholder until such time as the Subject Securityholder complies with the Regulatory Ownership Requirements or applicable laws; and

(f)	taking any further actions as are determined necessary by the Board to comply with applicable laws.

The Amendments require the Company to provide a Subject Securityholder with notice in writing as soon as reasonably practicable after the Company becomes aware of a Triggering Event. The Amendments require the Subject Securityholder who is the recipient of such notice, to forthwith rectify such Triggering Event, or within 30 days or such other period as may be required by applicable laws, to dispose of or otherwise transfer the number of securities of the Company giving rise to the Triggering Event on a basis that does not result in a further Triggering Event and that is otherwise in compliance with applicable laws (or else provide written evidence satisfactory to the Company that no such Triggering Event has occurred or is continuing, or that the applicable Regulatory Authorities are satisfied that no sale or other disposition of Nuvei securities is required as a result of the Triggering Event). The Company’s written notice to the Subject Shareholder will also indicate that any failure by the Subject Securityholder to take the requested measures to the Company’s satisfaction may result in the consequence of sale or repurchase of such Subject Securityholder’s shares without further notice to the Subject Securityholder.

Pursuant to the Amendments, if the Subject Securityholder has not disposed of or otherwise transferred the number of securities of the Company giving rise to the Triggering Event, and the Triggering Event has not been rectified or otherwise continues to exist, and either (i) a sale or other disposition of Nuvei shares owned by the Subject Securityholder is required by the applicable Regulatory Authorities, or (ii) the Board deems necessary or advisable a sale or other disposition of Nuvei shares owned by the Subject Securityholder, based on information available to it and/or consultation with the applicable Regulatory Authorities, then the Company shall have the power and authority (but not the obligation), subject to applicable laws, and at its sole option and discretion, in a single transaction or in a series of transactions at any time and from time to time, to (1) sell all or a portion of the shares and distribute the proceeds to the Subject Securityholder, or (2) repurchase or redeem, for cancellation, all or a portion of the shares, at a price (the “Repurchase Price”) per share equal to (a) 95% of the volume weighted average trading price of the shares on the stock exchange in Canada or the United States on which the highest volume of such shares is generally traded at that time, as determined by the Board, for the 20 trading days on which at least one board lot of shares has traded preceding the repurchase date, or (b) if the applicable class of shares are not listed or quoted on a stock exchange or the requisite trading of shares has not occurred on any stock exchange or other organized market, the amount as is determined by the Board, acting reasonably and in good faith, to be the fair value of the shares to be repurchased; or, in either such case, such lower price per share as may be required by any applicable Regulatory Authority. The Repurchase Price will be payable in cash, by the issuance of a promissory note, or a combination thereof, as the Board shall determine. To the extent required by applicable laws, the Company may deduct and withhold any tax from the Repurchase Price. To the extent any amounts are so withheld and are timely remitted to the applicable governmental authority, such amounts shall be treated for all purposes herein as having been paid to the person in respect of which such deduction and withholding was made.

In any such case, the Company shall only sell or redeem or repurchase, as applicable, that number of shares required by the applicable Regulatory Authorities to be sold or otherwise disposed of, or that the Board deems necessary or advisable to be sold or otherwise disposed of, based on information available to it and/or consultation with the applicable Regulatory Authorities.

From and after any payment or deposit of the net proceeds of sale or the Repurchase Price, respectively, in the manner contemplated in the Amendments, the Subject Securityholder shall not be entitled to any of the remaining rights of a holder in respect of the shares sold or repurchased or redeemed, other than the right to receive the payment or funds so deposited on presentation and surrender of the shares sold or repurchased or redeemed.

As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a payment or deposit of the net proceeds of sale or the Repurchase Price, respectively, is made in the manner contemplated in the Amendments, the Company shall send a notice to the Subject Securityholder of the shares sold or repurchased or redeemed stating, in addition to any other information required by applicable laws: (i) the specified number of shares sold, repurchased or redeemed, as the case may be; (ii) the amount of the net proceeds of sale or the Repurchase Price, as the case may be; (iii) if applicable, the name and address of the bank or trust company at which the Company has made the deposit of the net proceeds of sale or the Repurchase Price, as the case may be; and (iv) all other relevant particulars of the sale, repurchase or redemption, respectively.

The Amendments also provide that the Board may make, amend or repeal any by-laws or other documents required to administer the provisions of the Amendments, including by-laws or other documents to require any person whom the Board knows or has reasonable cause to believe to be interested (legally or beneficially) in Nuvei shares to furnish forthwith a declaration, in the form prescribed by the Company (a “Certificate of Compliance”), declaring:

(a)	whether the person owns, or is proposing to acquire or own, any Nuvei shares or securities convertible into, exercisable or exchangeable for, Nuvei shares;

(b)	whether the person is acting jointly or in concert with any other person;

(c)

the number and/or principal amount, as applicable, of any class or series of Nuvei shares and/or convertible, exercisable or exchangeable securities that the person, together with any person acting jointly or in concert with such person, owns, directly or indirectly;

and declaring any further facts that the Board considers relevant.

Failure by a Subject Securityholder to provide the Certificate of Compliance or other required declaration shall result in a deemed Triggering Event and shall trigger the same remedies as though that Subject Securityholder had caused a Triggering Event.

Further, in the event the Arrangement Resolution is approved by the requisite special majority of shareholders at the Meeting and the Arrangement is implemented by the Board, the Company may adopt various procedures and processes to monitor the level of ownership of its Subordinate Voting Shares, and by obtaining data on: (i) registered shareholders from our transfer agent and registrar, and (ii) beneficial shareholders from CDS Clearing and Depository Services (CDS) in Canada and the Depository Trust Company (DTC) in the United States.

A copy of the Articles, as amended by the Amendments, marked to show the changes to the current Articles, is attached as Schedule “A-4” to this Circular.

Risk Related to the Amendments

The laws, rules, and regulatory and licensing requirements governing the Company’s complex and evolving activities (including those of its subsidiaries) evolve frequently, and it is possible that applicable ownership restrictions and suitability requirements may be modified, interpreted, and applied in an inconsistent manner in a particular jurisdiction as well as from one jurisdiction to another, and may conflict with one another. This requires the Company to exercise judgement as to whether certain laws, rules, and regulations apply to it and its subsidiaries. It is possible that regulators may disagree with such conclusions, and widespread compliance is difficult and costly. Some jurisdictions are also frequently amending existing laws, requiring attention to frequently changing regulatory requirements. While the proposed Amendments strive to facilitate compliance with the most stringent laws and regulations in respect of ownership restrictions and suitability requirements that may be or become applicable to Nuvei shareholders, the Company cannot provide any assurance that the forced sale, repurchase or redemption remedies set forth in the Amendments will adequately address the concerns of any applicable Regulatory Authorities or enable the Company and its subsidiaries to make all required regulatory filings or obtain and maintain all licenses, permits or other regulatory approvals that are required to conduct their business. Furthermore, the Company cannot prevent a Subject Securityholder from acquiring or reacquiring Nuvei shares, and can only address any ownership unsuitability by exercising its forced sale, repurchase or redemption rights pursuant to the related provisions of the Amendments.

To the extent a relevant threshold of ownership is exceeded, or to the extent any shareholder may be found or considered by a Regulatory Authority to be unsuitable to own shares in the Company, any such shareholder may be compelled to sell its Nuvei shares (or have such Nuvei shares sold on its behalf or repurchased for cancellation). Such forced sale and repurchase or redemption rights may negatively affect the trading price and/or liquidity of our securities. Moreover, if a holder of an interest in Nuvei shares is required to sell its interests in Nuvei shares (or have such Nuvei shares sold on its behalf or repurchased for cancellation), subject to the Articles, any such sale may be required at a time, price or otherwise on terms not acceptable to such holder. Holders of interests in Nuvei shares should be aware that none of the Company or its directors or officers, accept, to the maximum extent permitted by law, any responsibility whatsoever for any loss which any such holder may suffer as a result of the sale of any interests in Nuvei shares held in connection with the exercise by the Company of the powers referred to above.

If the Company exercises its right to redeem shares from a Subject Securityholder, the Company will be required to fund the Repurchase Price, which may be substantial in amount, from its existing cash resources, the incurrence of indebtedness in the form of a promissory note issued to the Subject Securityholder or other sources of liquidity.

Notwithstanding the adoption of the proposed Amendments, the Company may not be able to exercise its repurchase or redemption rights in full or at all. Under the CBCA, a corporation may not make any payment to redeem shares if there are reasonable grounds for believing that the payment would cause the corporation to be unable to pay its liabilities as they become due or if making the payment would cause the corporation to be unable to pay, when due, the entire redemption price of its redeemable shares. Furthermore, the Company may be subject to certain contractual restrictions on its ability to repurchase or redeem its shares including, for example, pursuant to applicable provisions of its credit facilities. In the event that such restrictions prohibit the Company from exercising its repurchase or redemption rights in part or in full, the Company will not be able to exercise its repurchase or redemption rights absent a waiver of such restrictions, which the Company may not be able to obtain on acceptable terms or at all.

Moreover, sales of a substantial number of Subordinate Voting Shares in the public market could occur at any time as a result of the Company exercising its forced sale rights pursuant to applicable provisions of the Amendments. These sales, or the market perception that a large number of Subordinate Voting Shares may be sold, could reduce the prevailing market price of our Subordinate Voting Shares. We cannot predict the effect, if any, that future public sales of these securities will have on the market price of our Subordinate Voting Shares. If the market price of our Subordinate Voting Shares were to drop as a result, this might impede our ability to raise additional capital and might cause remaining shareholders to lose all or part of their investment.

Implementation of the Amendments by way of the Arrangement

The Amendments will be implemented by way of the Arrangement. The Company determined that the use of a plan of arrangement under Section 192 of the CBCA is the most effective way to achieve the purpose of the Amendments, in providing the Company with appropriate measures to facilitate compliance with applicable laws, including in respect of ownership restrictions and suitability requirements.

Registered shareholders may, upon compliance with certain conditions and in certain circumstances, exercise dissent rights and, if ultimately successful, receive fair value for their Subordinate Voting Shares and Multiple Voting Shares as determined by the Court (as defined below). See “Rights of Dissent in Respect of the Arrangement Resolution”.

In accordance with the Interim Order (as defined and discussed further below), holders of Subordinate Voting Shares and Multiple Voting Shares will vote together as a single class in respect of the Arrangement Resolution.

In addition, the fact that the Arrangement must be approved by the Superior Court of Québec (the “Court”) (see “Description of the Arrangement – Court Approval” below) will allow the Court to ensure than an appropriate balancing of rights of all Company shareholders has been achieved.

The Board has unanimously concluded that the Arrangement is in the best interests of the Company and is fair to all Company shareholders and unanimously recommends that all Company shareholders vote FOR the Arrangement Resolution and thereby approve the implementation of the Arrangement.

Board Approval and Recommendation

The Board unanimously approved the Arrangement, subject to the receipt of necessary shareholder and Court approvals, and authorized submission of the Arrangement to the shareholders for consideration and, following approval by the shareholders, to the Court for consideration and approval. The decision to approve the Arrangement was reached by the Board after consideration of many factors, including the following:

•

The Amendments contemplated by the Arrangement will provide the most effective means to address the purpose of the Amendments, in providing the Company with appropriate measures to facilitate compliance with applicable laws, including in respect of ownership restrictions and suitability requirements;

•

The Amendments contemplated by the Arrangement are being made solely to facilitate compliance with applicable laws and are not expected to affect the economic interest of any holders of Subordinate Voting Shares or Multiple Voting Shares (considering without limitation that the Amendments would apply to such holders only to the extent of the ownership restrictions and suitability requirements to which Nuvei shareholders are otherwise subject under applicable laws and regulations);

•	The Amendments contemplated by the Arrangement will provide the Company with a necessary mechanism for restricting share ownership as contemplated by applicable laws;

•

Management and the Board considered other potential alternatives to address the share ownership restrictions and suitability requirements in applicable laws in order to mitigate the significant detrimental consequences of violations for the Company and its subsidiaries (and their stakeholders), and determined that the Amendments contemplated by the Arrangement represent the most effective approach;

•	Completion of the Arrangement is subject to approval by two-thirds of the votes cast by shareholders of the Company at the Meeting;

•	Completion of the Arrangement is subject to approval by the Court, which will consider, among other things, the fairness of the Arrangement to all Company shareholders in the circumstances; and

•

Registered shareholders may, upon compliance with certain conditions and in certain circumstances, exercise dissent rights and, if ultimately successful, receive fair value for their shares as determined by the Court.

Description of the Arrangement

If the Arrangement Resolution is passed and the Arrangement is approved by the Court, the effective date of the Arrangement is expected to be on or around May 31, 2022, but may be such other date as may be determined by the Company. The Arrangement may, at any time before or after the holding of the Meeting and prior to filing the articles of arrangement under the CBCA to give effect to the Arrangement, be terminated by the Board without further notice to or action on the part of the shareholders. Even if the Arrangement Resolution is approved, the Board retains the power to revoke it at all times without any further approval by shareholders. The Board will only exercise such power in the event that it is, in its opinion, in the best interest of the Company. For example, if a significant number of shareholders dissent in respect of the Arrangement Resolution, the Board may determine not to proceed with the Arrangement. Upon such termination, the Arrangement will not proceed.

Conditions to the Arrangement becoming Effective

In order for the Arrangement to become effective, the following must occur:

•	the required approval of the shareholders of the Company shall have been obtained; and

•	the final order of the Court (the “Final Order”) shall have been obtained in form and substance satisfactory to Nuvei acting reasonably.

Regulatory Matters

Any amendment to the articles of a listed issuer, such as the Company, must be pre-cleared with the TSX and, accordingly, the Company has provided notice to the TSX regarding the Amendments. The TSX accepted notice of the Amendments, subject to the satisfaction of customary conditions, including its review of the final form of the Amendments and approval of the Amendments by Company shareholders.

Required Shareholder Approval

The interim order of the Court dated March 30, 2022 (the “Interim Order”) provides that for the Arrangement to be implemented, the Arrangement Resolution must be passed, with or without variation, by at least two-thirds of the votes cast at the Meeting by holders of Subordinate Voting Shares and holders of Multiple Voting Shares present virtually or represented by proxy and who are entitled to vote at the Meeting, voting together as a single class.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the form of proxy provided to registered shareholders or in the voting instruction form provided to non-registered shareholders intend to vote FOR the Arrangement Resolution.

Court Approval

Interim Order

On March 30, 2022, the Court granted the Interim Order facilitating the calling and holding of the Meeting and prescribing the conduct of the Meeting and other matters. The Interim Order is reproduced in its entirety under “Schedule A-3” attached to this Circular.

Final Order

The CBCA provides that an arrangement requires Court approval. Subject to the terms of the Arrangement, and if the Arrangement Resolution is approved by Company shareholders at the Meeting in the manner required by the Interim Order, the Company will apply to the Court for the Final Order.

The application for the Final Order approving the Arrangement is scheduled for May 31, 2022 at 9:00 a.m. (Montréal time), or as soon thereafter as counsel may be heard, at the Superior Court of Québec in Montréal, 1, Notre-Dame East, Montréal, Québec, Canada H2Y 1B6. At the hearing, any Company shareholder and any other interested party who wishes to participate or to be represented or to present evidence or argument may do so, subject to (i) on or before 4:30 p.m. (Montréal time) on May 27, 2022, filing with the Court and serving upon the Company a Notice of Appearance setting out their address for service and indicating whether such Company shareholder or other interested party intends to support or oppose the application or make submissions thereat, (ii) should the party intend to oppose the application, on or before 12:00 p.m. (Montréal time) on May 30, 2022, filing with the Court and serving upon the Company a summary of the position such Company shareholder or other interested party intends to advocate before the Court and any evidence or materials which such party intends to present to the Court. Service of such notice shall be effected by service upon the solicitors of Nuvei: 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec, Canada H3B 3V2, Attention: Mtre Stéphanie Lapierre. See the Notice of Application in respect of the Final Order reproduced in its entirety under “Schedule A-5” attached to this Circular.

The Company has been advised by its counsel that the Court has broad discretion under the CBCA when making orders with respect to the Arrangement and that the Court, in hearing the application for the Final Order, will consider, among other things, the fairness and reasonableness of the Arrangement to the Company shareholders and any other interested party as the Court determines appropriate, both from a substantive and a procedural point of view.

The Court may approve the Arrangement, either as proposed or as amended, in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court thinks fit. Depending upon the nature of any required amendments, the Company may determine not to proceed with the Arrangement.

Rights of Dissent in Respect of the Arrangement Resolution

Shareholders who wish to dissent should take note that strict compliance with the dissent procedures is required.

The following description of rights of shareholders to dissent is not a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks payment of the fair value of its Subordinate Voting Shares or Multiple Voting Shares, as applicable, and is qualified in its entirety by the reference to the full text of the Interim Order which is attached as Schedule A-3 to this Circular, the full text of the Plan of Arrangement which is attached as Schedule A-2 to this Circular and the full text of Section 190 of the CBCA which is attached to this Circular as Schedule C. A dissenting shareholder who intends to exercise the right of dissent should carefully consider and comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, and should seek independent legal advice, as failure to comply strictly with them may prejudice their right of dissent. Failure to comply strictly with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, and to adhere to the procedures established therein may result in the loss of all rights thereunder.

The Court hearing the application for the Final Order has the discretion to alter the dissent rights described herein based on the evidence presented at such hearing.

Pursuant to Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, a registered shareholder is entitled, in addition to any other right that the shareholder may have, to dissent and to be paid by the Company the fair value of the shares in respect of which that shareholder dissents. “Fair value” is determined as of the close of business on the last business day before the day on which the Arrangement Resolution is adopted. A shareholder may dissent only with respect to all of the shareholder’s Subordinate Voting Shares and

Multiple Voting Shares (collectively, “Shares”) or Subordinate Voting Shares held by the shareholder on behalf of any one non-registered shareholder. Further, a shareholder may only dissent in respect of Shares registered in the dissenting shareholder’s name.

Persons who are non-registered shareholders who wish to dissent with respect to their Subordinate Voting Shares should be aware that only registered shareholders are entitled to dissent with respect to them. Accordingly, a beneficial owner of Subordinate Voting Shares desiring to exercise dissent rights must make arrangements for the Subordinate Voting Shares beneficially owned by such beneficial owner to be registered in such beneficial owner’s name prior to the time the Notice of Objection (as defined below) is required to be received by the Company or, alternatively, make arrangements for the registered shareholder of their Subordinate Voting Shares to dissent on such beneficial owner’s behalf. A registered shareholder such as an intermediary who holds Subordinate Voting Shares as nominee for non-registered shareholders, must exercise the right of dissent on behalf of non-registered shareholders with respect to the Subordinate Voting Shares held for such non-registered shareholders. In such case, the Notice of Objection should set forth the number of Subordinate Voting Shares it covers.

A registered shareholder who wishes to dissent must send a written objection notice (the “Notice of Objection”) objecting to the Arrangement Resolution to the Company, 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4, Attention: General Counsel and Corporate Secretary, with a copy to (i) Stikeman Elliott LLP, 1155 René-Lévesque Boulevard West, 41st Floor, Montréal, Québec, Canada H3B 3V2, Attention: Mtre Stéphanie Lapierre, email: slapierre@stikeman.com, and (ii) TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario, Canada M1S 0A1, by no later than May 25, 2022 at 5:00 p.m. (ET) (or 5:00 p.m. (Montréal time) on the second Business Day immediately preceding the date of the reconvened Meeting if the Meeting is adjourned or postponed), and must otherwise strictly comply with the dissent procedures described in this Circular, the Interim Order, the Plan of Arrangement and section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, in order to be effective.

The delivery of a Notice of Objection does not deprive a registered shareholder of its right to vote at the Meeting, however, a vote in favour of the Arrangement Resolution will result in a loss of its rights under Section 190 of the CBCA. A vote against the Arrangement Resolution, whether at the Meeting or by proxy, does not constitute a Notice of Objection, but a shareholder need not vote its Shares against the Arrangement Resolution in order to object. Similarly, the revocation of a proxy conferring authority on the proxy holder to vote in favour of the Arrangement Resolution does not constitute a Notice of Objection in respect of the Arrangement Resolution, but any such proxy granted by a shareholder who intends to dissent should be validly revoked in order to prevent the proxy holder from voting such Shares in favour of the Arrangement Resolution.

If the Arrangement Resolution is approved at the Meeting or at an adjournment or postponement thereof, the Company is required to deliver to each shareholder who has filed a Notice of Objection and has not voted for the Arrangement Resolution or not withdrawn that shareholder’s Notice of Objection (each, a “Dissenting Shareholder”), within 10 days after the approval of the Arrangement Resolution, a notice stating that the Arrangement Resolution has been adopted (the “Notice of Resolution”).

A Dissenting Shareholder then has 20 days after receipt of the Notice of Resolution or, if the Dissenting Shareholder does not receive a Notice of Resolution, within 20 days after learning that the Arrangement Resolution has been adopted, to send to the Company a written notice (a “Demand for Payment”) containing the Dissenting Shareholder’s name and address, the number of Shares in respect of which it dissents and a demand for payment of the fair value of such Shares.

A Dissenting Shareholder must within 30 days after sending the Demand for Payment, send the certificates representing the Shares in respect of which it is dissenting to the Company or the Transfer Agent. The Company or the Transfer Agent must endorse the certificates with a notice that the holder is a Dissenting Shareholder under

Section 190 of the CBCA and forthwith return the certificates to the Dissenting Shareholder. A Dissenting Shareholder who does not send the certificates within the 30-day period has no right to make a claim under Section 190 of the CBCA.

A Dissenting Shareholder ceases to have any rights as a holder of Shares, other than the right to be paid their fair value as determined pursuant to section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement, unless: (i) the Demand for Payment is withdrawn before the Company makes an Offer to Pay (as defined below); (ii) the Company fails to make a timely Offer to Pay to the Dissenting Shareholder and the Dissenting Shareholder withdraws the Demand for Payment; or (iii) the Board revokes the Arrangement Resolution and the Arrangement is not proceeded with, in which case the Company will reinstate the Dissenting Shareholder’s rights in respect of its Shares as of the date the Demand for Payment was sent.

In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise dissent rights: (i) holders of stock options, RSUs, PSUs and DSUs (as defined herein), and (ii) holders of Shares who vote or have instructed a proxy holder to vote such Shares in favour of the Arrangement Resolution.

Not later than seven days after the later of the date shown on the Certificate of Arrangement issued by the CBCA Director and the day the Company receives the Demand for Payment, the Company must send a written offer to pay (“Offer to Pay”) in the amount considered by the Board to be the fair value of the Shares in respect of which the Dissenting Shareholder has dissented. The Offer to Pay must be accompanied by a statement showing how the fair value was determined.

Every Offer to Pay made to Dissenting Shareholders must be on the same terms, and lapses if not accepted within 30 days after being made. If the Offer to Pay is accepted, payment must be made within 10 days of acceptance.

If the Company does not make an Offer to Pay or if a Dissenting Shareholder fails to accept an Offer to Pay, the Company may, within 50 days after the date shown on the Certificate of Arrangement issued by the CBCA Director or within such further period as a court of competent jurisdiction may allow, apply to the court to fix a fair value for the Shares of any Dissenting Shareholder.

If the Company fails to so apply to the court, a Dissenting Shareholder may do so for the same purpose within a further period of 20 days or such other period as the court may allow. A Dissenting Shareholder is not required to give security for costs in any application to the court. Applications referred to in this paragraph may be made to a court of competent jurisdiction in the place where the Company has its registered office or in the province where the Dissenting Shareholder resides if the Company carries on business in that province.

If the Company makes an application to the court, it must give notice of the date, place and consequences of the application and of the Dissenting Shareholder’s right to appear and be heard to each Dissenting Shareholder who has sent the Company a Demand for Payment and has not accepted an Offer to Pay. All Dissenting Shareholders whose Shares have not been purchased by the Company must be made parties to the application and are bound by the decision of the court. The court is authorized to determine whether any other person is a Dissenting Shareholder who should be joined as a party to such application.

The court must fix a fair value for the Shares of all Dissenting Shareholders and may in its discretion allow a reasonable rate of interest on the amount payable to each Dissenting Shareholder from the effective date of the Arrangement until the date of payment of the amount so fixed. The final order of the court in the proceedings commenced by an application by the Company or a Dissenting Shareholder must be rendered against the Company and in favour of each Dissenting Shareholder.

The above is only a summary of the dissenting shareholder provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. A shareholder of the Company wishing to directly or indirectly exercise a right to dissent should seek independent legal advice. Failure to comply strictly with the provisions of the CBCA, as modified by the Interim Order and the Plan of

Arrangement, may prejudice the right of dissent. We urge any shareholder who is considering dissenting to the Arrangement to consult their own tax advisors with respect to the income tax consequences to them of such action.

Approval of the Ordinary Resolution in Respect of Certain Amendments to the Company’s General By-Law

At the Meeting, holders of Subordinate Voting Shares and holders of Multiple Voting Shares will also be asked to consider and, if deemed appropriate, to pass, with or without variation, the By-Law Amendment Resolution, confirming certain amendments to the Company’s general by-law (the “Amended By-Law”) necessary to administer the provisions of the Amendments to the Articles and assist the Company in monitoring compliance therewith as described immediately above. The full text of the By-Law Amendment Resolution is reproduced in its entirety under “Schedule C” attached to this Circular.

The Amended By-Law will, if the By-Law Amendment Resolution is approved by a majority of Company shareholders present virtually or represented by proxy and who are entitled to vote at the Meeting, voting together as a single class, replace the existing “By-Law No. 2020-1 – General By-Law” of the Company. More specifically, the Amended By-Law adds a new provision permitting the Company to, among other things, require Certificates of Compliance as contemplated by the Amendments, and all other terms of the existing “By-Law No. 2020-1 – General By-Law” will remain unchanged.

The above is only a summary of the proposed amendments to the Company by-laws. The Company refers you to the full text of the Amended By-Law reproduced in its entirety under “Schedule C” attached to this Circular. Company shareholders are encouraged to review the Amended By-Law in its entirety.

The Amended By-Law has been unanimously approved by the Board and will become effective upon (and conditioned upon) both (i) it being approved at the Meeting by the requisite shareholder vote, and (ii) the Arrangement Resolution being approved at the Meeting by the requisite shareholder vote. If the Amended By-Law is approved but the Arrangement Resolution is not approved, the Amended By-Law will not become effective.

Unless contrary instructions are indicated on the form of proxy or the voting instruction form, the persons designated in the form of proxy provided to registered shareholders or in the voting instruction form provided to non-registered shareholders intend to vote FOR the By-Law Amendment Resolution.

EXECUTIVE COMPENSATION

A Message from the Governance, Human Resources and Compensation Committee

Dear Shareholders,

On behalf of the Governance, Human Resources and Compensation Committee (the “GHRC Committee”) and the Board, we are pleased to share with you our approach to executive compensation, including the framework we use to make compensation decisions. 2021 was an instrumental year, as we put in place several foundational blocks of our executive compensation program at Nuvei.

We operate in a highly disruptive industry and our success is tied to the caliber of the people we hire. The coronavirus pandemic has also fueled significant changes in the labour market and talent practices, with employee retention being a key challenge that companies like Nuvei are facing. Therefore, in 2021, our focus was to proactively address these dynamics by ensuring that any decisions we made with regards to executive compensation will not only motivate our executives in the delivery of our long-term business strategy, the creation of sustained shareholder value, and the support of our growth, but also allow us to attract and retain top talent in an extremely competitive labour market. Further, as our culture is deeply rooted in its entrepreneurial beginnings, with a focus on driving performance and results, it was imperative that our executive compensation program also reflects our philosophy of pay for performance.

2021 Company Performance Highlights

Fiscal 2021 was exceptional for us, from both financial and strategic operational perspectives. We continued a strong momentum in the business and exceeded our financial outlook for the year. Our total volume1 increased 121% to $95.6 billion for the year, with revenue increasing 93% and Adjusted EBITDA2 increasing by 95% compared to 2020. Cash flow from operating activities also increased by 182% to $266.9 million from $94.8 million. Our organic revenue3 growth was 61%, with organic revenue3 increasing to $600.9 million from $373.7 million in 2020. Net income increased by $210.7 million to $107.0 million compared to a net loss of $103.7 million in 2020. We finished the year with a strong balance sheet, with cash of $748.6 million at December 31, 2021 compared to $180.7 million at December 31, 2020.

1 Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by customers under contractual agreement with the Company. See “Non-IFRS and Other Financial Measures”.

2 Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS and Other Financial Measures”.

3 Organic revenue is a non-IFRS measure. See “Non-IFRS and Other Financial Measures”.

(1)	Total volume does not represent revenue earned by the Company, but rather the total dollar value of transactions processed by customers under contractual agreement with the Company.
(2)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS and Other Financial Measures”.

We made significant progress on our strategic initiatives and executed on multiple growth opportunities. We continued expanding our footprint geographically, increasing our total addressable market, while also broadening existing customers’ reach and winning numerous new customers. From a product perspective, we enhanced our payment capabilities and solutions, and added new alternative payment methods. We also accelerated our investment in marketing, innovation, distribution and talent, including expanding our executive team with key roles. Through our listing on the Nasdaq Global Select Market in the United States in October 2021 (the “Nasdaq Listing”), we raised gross proceeds of approximately $424.8 million (net proceeds of approximately $411.0 million) to accelerate our future growth.

These exceptional results are a testament to the unparalleled talent and leadership of our executive team in driving and delivering continuous sustainable year-over-year growth, resulting in important shareholder value creation.

2021 Executive Compensation and Governance Highlights

One of the key responsibilities of the GHRC Committee is to oversee our executive compensation programs, including the design and development of our compensation philosophy, principles and policies, with a view to promoting our performance-oriented culture and aligning the interests of our executives with those of our shareholders. Accordingly, in 2021, we continued to build on the foundations of the executive compensation program that we started after our initial public offering and TSX listing in September 2020 (the “TSX Listing”). We have implemented several important actions highlighted below, with details provided further in the Circular under the relevant sections.

Peer Group

To ensure our compensation program is competitive and well positioned in the market in order to attract and retain top executive talent, we have approved a peer group to use for compensation benchmarking, based on recommendations of our independent compensation advisor. The companies forming part of our Peer Group (as defined below) consist of similar industry public companies with comparable revenue size, revenue growth, market capitalization, complexity of operations and employee populations. We will periodically review our peer group to ensure it reflects our evolving business and scale, and make changes as required.

Share Ownership Guidelines, Clawback Policy and Compensation Risk Assessment

As part of our prudent compensation risk management practices, we implemented several policies and actions to mitigate potential inherent risks associated with our executive compensation programs. Notably, we adopted a robust Clawback Policy and Share Ownership Guidelines, and conducted a risk assessment of our compensation programs, with the assistance of our independent compensation advisor. With these initiatives, we believe we have sound practices in place to ensure our executive compensation program does not encourage excessive or inappropriate risk taking, but rather motivates our executives to focus on long-term sustained value creation for our shareholders.

2021 Special Executive Equity Awards

Retaining and incentivizing our critical executive leadership team to drive and deliver sustainable long-term growth for the Company and our shareholders is a top priority for the Board. We worked with our independent compensation advisor to design special equity awards for Philip Fayer, our Chair and Chief Executive Officer (“CEO”), David Schwartz, our Chief Financial Officer, and Yuval Ziv, our President. These awards aim to not only recognize these executives’ critical importance to the successful execution of our business strategy, but to promote their long-term retention considering the extremely competitive market conditions for experienced senior executives. Moreover, in the case of the CEO equity awards, which are entirely performance-based, payouts will only be delivered if significant shareholder value is created. More specifically, if the price of our Subordinate Voting Shares reaches $370 during the performance vesting period, representing a share price increase of 200% over the share price at the date of grant (and an increase of 469% over the share price at December 31, 2021), Mr. Fayer and his leadership team will have contributed to the creation of close to $35 billion in total shareholder value.

In this context, in October 2021, Mr. Fayer was granted 665,000 PSUs and 2,200,000 performance stock options, with the vesting of both awards tied to the achievement of significant share price performance hurdles and continued service. To establish the scale and objectives of these awards, numerous factors were considered, including Mr. Fayer’s performance, his anticipated contributions and vision for our future growth, as well as similar equity award market data provided by the GHRC Committee’s independent compensation advisor. These equity awards align Mr. Fayer’s compensation closely with the long-term interests of our shareholders, as the payout is tied to the achievement of significant high-performance levels, and incentivize long-term performance beyond typical market compensation programs. The vesting of the PSUs is tied to the achievement of a 50% increase over a base price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before December 31, 2024. The vesting of the options is subject to the achievement of 100% and 200% increases, respectively, over the exercise price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before the sixth anniversary of the grant date.

Furthermore, in September 2021, Messrs. Schwartz and Ziv were granted 215,000 and 350,000 stock options, respectively, with each option having an exercise price of $120.05 per Subordinate Voting Share and a vesting schedule of four and five years, respectively. These awards were made to recognize Messrs. Schwartz and Ziv’s overall importance to the Company and the critical need to retain and incentivize these experienced and highly motivated executives to carry out our long-term business strategy under the leadership of our CEO. As at December 31, 2021 and April 14, 2022, these stock options were out-of-the money as the strike price was above the market price of the Subordinate Voting Shares and therefore had nil intrinsic value.

2022 Executive Long-term Incentive Awards

In March 2022, as part of our continued review of our executive compensation program, the Board approved annual long-term incentive grants of RSUs and PSUs for Messrs. Fayer, Schwartz and Ziv, considering recommendations provided by our independent compensation advisor based on our Peer Group market data. The objectives of these grants are to reward the achievement of sustained long-term market performance, further align the interests of our executives with those of our shareholders, and to promote retention. By tying the vesting of the PSUs to the achievement of specific performance criteria, we are further reinforcing the link between compensation and delivery of superior market performance for these executives, in alignment with our pay-for-performance philosophy.

Conclusion

In 2022, we will continue enhancing our executive compensation program, policies and practices to ensure that they support our long-term strategy and priorities, in alignment with our compensation philosophy and principles. This will include benchmarking of our executive compensation, reviewing performance targets and related payouts under our variable, pay-at-risk compensation plans to reinforce our pay-for-performance orientation, and assuring that our compensation policies follow sound risk management and good governance practices.

We believe that the executive compensation decisions we made in 2021 support our financial and strategic growth commitments for 2022, by retaining and incentivizing a highly skilled and experienced executive team that will continue to work on enhancing the long-term value of the Company going forward.

Sincerely,

David Lewin, Michael Hanley,

Daniela Mielke & Pascal Tremblay,

members of the GHRC Committee

Compensation Discussion and Analysis

Compensation Objectives and Philosophy

Our executive compensation program is designed to nurture an entrepreneurial and performance-oriented culture that promotes outstanding service and support to our business partners and customers. We aim to attract, motivate and retain top talent in a rapidly evolving industry and an extremely competitive labour market by providing competitive compensation and benefits to our executive officers. We also seek to encourage and reward the achievement of superior corporate and individual performance and to align executive officers’ incentives with long-term shareholder value creation. To achieve these objectives, our executive compensation program is designed to reflect the following key principles:

•	Attract, motivate and retain leaders that will continue to profitably grow our business

•	Drive superior Company performance by paying our executive officers in line with their performance against our business objectives

•	Align our executive officers’ interests with those of our shareholders

•	Reinforce an entrepreneurial and results-driven culture

•	Provide an appropriate balance between short-term and long-term incentives to ensure prudent risk taking and decision making

We will continue to evaluate our compensation philosophy and program as circumstances require and will review compensation on an annual basis. As part of this review process, we will be guided by the philosophy and objectives outlined above, as well as other factors which may become relevant, such as the cost to us if we were required to find a replacement for a key executive.

Overview and GHRC Committee

One of the primary roles of the GHRC Committee is to carry out the Board’s overall responsibility for executive compensation. In accordance with its charter, the GHRC Committee is responsible for overseeing executive officer appointments, performance evaluations and succession planning. In that regard, the GHRC Committee recommends the appointment of executive officers, annually reviews and assesses their performance against pre-approved corporate and individual goals and objectives, and oversees the existence of appropriate succession planning systems and processes for the Chief Executive Officer and other executive officer and key senior management positions, including processes to identify, develop and retain potential successors. The GHRC Committee also oversees the executive compensation program, which includes reviewing and recommending to the Board the Company’s executive compensation philosophy, principles, policies, programs and processes, with a view to nurturing an entrepreneurial and performance-

oriented culture that promotes outstanding service and the creation of long-term shareholder value.

Accordingly, the GHRC Committee considers and recommends annually to the Board, or as required, all forms of short-term and long-term compensation for the executive officers, including equity-based incentives and benefits. Finally, the GHRC Committee reviews, monitors, reports and where appropriate, provides recommendations to the Board on the Company’s exposure to risks related to executive compensation policies and practices, if any, and identifies compensation policies and practices that mitigate any such risk. The charter of the GHRC Committee is available on the Company’s website at https://investors.nuvei.com.

At the end of the most recently completed fiscal year, the GHRC Committee was composed of four directors, all of whom are independent within the meaning of applicable Canadian securities laws and regulations, as well as the rules and listing standards of the Nasdaq, namely David Lewin (Chair), Daniela Mielke, Michael Hanley and Pascal Tremblay. All members of the GHRC Committee have working familiarity with compensation matters. The Board believes that the GHRC Committee collectively has the knowledge, experience and background required to fulfil its mandate. The relevant experience of each member of the GRHC Committee is described as part of their respective biographies, in the section entitled “Business of the Meeting – Election of Directors – Nominees”.

Compensation Risk Management

The Board and the GHRC Committee consider the implications of the risks associated with the Company’s compensation policies and practices as part of their respective responsibilities to monitor the Company’s exposure to such risks and identify compensation policies and practices intended to mitigate these risks. In this regard, the Board and GHRC Committee review the Company’s compensation policies and practices with a view to ensure that they do not encourage an executive officer or individual at a principal business unit or division to take inappropriate or excessive risks.

The GHRC Committee conducts an annual compensation risk assessment with the assistance of its independent compensation advisor to identify potential risks associated with our compensation programs. The assessment for Fiscal 2021 concluded that current compensation programs and practices are not reasonably likely to have a material adverse effect on the Company.

The Company’s current compensation structure attempts to ensure that compensation and incentive plans do not promote management to take inappropriate or excessive risks based on:

•

An appropriate balance of fixed and variable (at-risk) compensation (sufficient variable compensation elements to motivate executive officers to produce superior corporate results, while the fixed compensation element (base salary) is also sufficient to discourage executive officers from taking inappropriate or excessive risks)

•	An appropriate weighting of short- and long-term compensation (certain of which are based on different performance indicators, allowing risks to be spread over a broader time horizon)

•	The use of performance measures aligned with the Company’s business strategy and the creation of long-term value for shareholders

•	Quantitative and qualitative metrics used to determine executive officer awards under the Company’s short-term incentive compensation

•	Performance targets are reviewed, set and approved annually based on the annual business plan

•	Payouts under incentive plan awards are capped and there are no guaranteed minimum payouts

•

Board and GHRC Committee’s discretion to adjust the amount, if any, of awards under the Company’s short-term incentive programs, to reflect business conditions, circumstances, and events not predicted when setting targets

•	Share ownership requirements requiring executive officers to maintain a meaningful equity ownership in the Company

•	Prohibition on the hedging of equity-based compensation as detailed in the Company’s Trading Policy

•	Clawback Policy contributing to the alignment of the Company’s best interests with those of our shareholders

•

Use of external compensation consultants to get an independent opinion on our executive compensation program to validate the program’s alignment with our pay-for-performance philosophy and competitive market practices

•	GHRC Committee comprised entirely of independent directors

Compensation Governance

Clawback Policy

In October 2021, on the recommendation of the GHRC Committee, the Board adopted a clawback policy (the “Clawback Policy”) as a means for the Company to take action and mitigate compensation risk. The Clawback Policy, which applies to all Nuvei executive officers, allows the Board, in its sole discretion, to the full extent permitted by governing law and to the extent it determines that it is in the Company’s best interest to do so, to require reimbursement, cancellation, repayment, recovery or clawback of all or a portion of the compensation received or after-tax gain realized by an executive officer or a former executive officer pursuant to awards made under the Company’s short-term and long-term incentive plans in the event of either of the following scenarios:

•

If there has been a restatement of the Company’s financial statements (other than a restatement caused by a change in applicable accounting rules or interpretations), and the amount of the incentive compensation paid or awarded to an executive officer or the gain realized by the executive officer would have been lower if it was calculated based on the achievement of certain financial results that were subsequently the subject of or affected by the restatement of the Company’s financial statements; or

•

If the executive officer engaged in misconduct (including fraud, negligence, or material non- compliance with legal requirements or the Company’s Code of Ethics) or breached the terms of any restrictive covenants in favour of the Company.

To date, the Company has not encountered a situation where a compensation recoupment or adjustment has been required in the circumstances described above.

Anti-Hedging Policy

Our directors and executive officers are, under the terms of our Trading Policy, prohibited from engaging in short sales, sale of a call option, purchase of a put option with respect to securities of Nuvei or any other derivative instruments, agreements, arrangements or understandings (known as hedging or equity monetization transactions) in which the director’s or officer’s economic interest and risk exposure in securities of Nuvei is changed. Similarly, the Company’s Code of Ethics prohibits all directors, officers and employees of Nuvei and its subsidiaries from engaging in transactions that hedge, limit or otherwise change such individual’s economic interest in and exposure to the full rewards and risks of ownership in Nuvei’s securities.

Compensation Advisor

In its mandate, the GHRC Committee has the authority to retain and does retain, from time to time, the services of executive compensation consultants to provide independent advice on executive and director compensation and related matters. The GHRC Committee also has the authority to determine and pay the fees of such consultants. In the fiscal year ended December 31, 2020 (“Fiscal 2020”), the Company retained the services of Korn Ferry, a consulting firm which provided external advice with respect to executive and director compensation matters, to (i) review the competitiveness of the Company’s executive compensation program and to assist in connection with executive compensation matters in the context of the TSX Listing, (ii) develop a post-TSX Listing long-term incentive strategy and plan, (iii) benchmark the key compensation-related provisions of the executive employment agreements, and (iv) perform a Board compensation review. In Fiscal 2021, Korn Ferry provided services to the GHRC Committee related to recommendations on a special equity grant for key management positions. In the second half of Fiscal 2021, the GHRC Committee retained the services of Compensia, Inc. (“Compensia”), an independent compensation consulting firm, to provide expertise and advice in connection with (i) the establishment of a peer group of public companies with similar attributes to the Company, and (ii) providing market data and analysis with regards to special equity grants for senior executives.

The GHRC Committee received confirmation from Compensia as to its independence from the Company, taking into account a number of factors, including (i) the fact that it does not provide any services to Nuvei other than compensation advisory, (ii) the amount of fees paid to Compensia in comparison to its total revenue, and (iii) Compensia’s formal conflict of interest policy. The Chair of the GHRC Committee approves the provision of any services by Compensia to the Company.

The aggregate fees billed by Korn Ferry and Compensia in Fiscal 2021 and Fiscal 2020 for executive compensation-related services and all other services are as set out below:

Services Retained	Korn Ferry		Compensia
	Fiscal 2021	Fiscal 2020	Fiscal 2021	Fiscal 2020

Executive compensation related fees	$22,000	$40,000	$70,559	-

All other fees	$98,078(1)	-	-	-

Total Fees	$120,078	$40,000	$70,559	-

(1)	Fees for services rendered by Korn Ferry to management for executive search mandates.

Peer Group

In Fiscal 2021, based on recommendations from its independent compensation advisor, Compensia, the GHRC Committee approved a peer group (the “Peer Group”) to use for executive compensation benchmarking going forward. The companies forming part of the Peer Group consist of similar industry public companies with comparable revenue size, revenue growth, market capitalization, complexity of operations and employee populations to Nuvei. The specific criteria used in selecting the companies in the Peer Group selection are detailed below. In addition, the GHRC Committee considered market data available though the Radford Technology salary survey in connection with determining equity-based awards for certain executive officers.

Primary Selection Criteria

Size	Revenue: 0.5x to 3.0x Nuvei’s revenue Market capitalization: 0.25x – 3x Nuvei’s market capitalization

Industry	Application Software Enterprise Software Data Processing Services Cybersecurity / Artificial Intelligence Cryptocurrency

Ownership & Headquarter Country	Public companies with headquarters in the U.S. Similar companies with employees in same countries as Nuvei’s talent (e.g., Canada, Israel)

Secondary Selection Criteria

Other Criteria	Profitable / high growth companies Initial public offering within last five years High market capitalization / revenue multiple Payment technology companies Talent competitors

Based on the above criteria, the companies included in the Peer Group used by the GHRC Committee for purposes of benchmarking executive compensation are listed below:

Peer Group

Affirm Holdings	Flywire	Paysafe

Avalara	HubSpot	PTC

Black Knight	Ziff Davis	Shift4 Payments

Coupa Software	Lightspeed Commerce	Slack Technologies(1)

Dynatrace	Marqeta	The Descartes Systems Group

ExlService Holdings	Overstock.com	WEX

Mandiant	Paylocity Holding

Five9	Paymentus Holdings

(1)	Slack Technologies was acquired by salesforce.com in July 2021.

Peer Group Financial Information(1)

	Revenue (in millions)	1-Year Revenue Growth	Market Capitalization (in millions)

25th Percentile	$585	20%	$4,305

Median	$970	33%	$7,027

75th Percentile	$1,369	43%	$11,597

Nuvei	$724.5	93%	$9,292

Nuvei Percentile Rank	38th	90th	59th

(1)	Based on most recent financial data as provided by Capital IQ and extracted on February 9, 2022 for the companies in the Peer Group; for Nuvei, data as at December 31, 2021.

The GHRC Committee will periodically review the Peer Group to ensure the companies selected still reflect the evolving business and scale of the Company and peer group selection criteria detailed above, and make changes as required. The GHRC Committee, in accordance with its compensation philosophy, will also periodically assess how competitive the Company’s executive compensation is in order to make compensation-related decisions.

Elements of Executive Compensation

The following section describes the elements of Nuvei’s executive compensation program, with particular emphasis on the process for determining compensation payable to our Chief Executive Officer, Chief Financial Officer and other three most highly compensated executive officers (collectively, the “Named Executive Officers” or “NEOs”). For Fiscal 2021, the Company’s NEOs were:

•	Philip Fayer, Chair and Chief Executive Officer;
•	David Schwartz, Chief Financial Officer;
•	Yuval Ziv, President;
•	Neil Erlick, Chief Corporate Development Officer; and
•	Max Attias, Group Chief Technology Officer.

The elements comprising the Company’s executive compensation program are determined in accordance with the Company’s compensation objectives and existing market practices. The Company’s compensation program for its NEOs consists primarily of the following elements:

COMPONENTS	FORM	KEY FEATURES	OBJECTIVES

Base salary	Cash	Fixed rate of pay with annual review based on competitive market data	Recognize the scope and responsibilities of the position, executive skills and experience, and reward individual performance

Short-term Incentives (Annual Bonus)	Cash	Mix of annual financial, strategic and operational objectives tied to a respective area of responsibility and Company objectives	Reward the achievement of annual financial, operational and strategic objectives and drive superior Company and individual performance
Long-term Incentives	Performance share units Restricted share units Options	Mix of various medium to long-term compensation vehicles with time and/or performance vesting based on the achievement of financial metrics	Align interests of our executives with shareholder value creation, reward the achievement of sustained long-term market performance and attract and retain key talent

Benefits, Retirement Plans and Perquisites	Group insurance coverage Retirement plans Cash allowances	Standard benefits (e.g., medical, life, disability), retirement and perquisites programs prevalent in a respective jurisdiction or required by local employment laws	Provide elements of health and financial security

Base Salary

Base salaries for NEOs are established based on the scope of their responsibilities, competencies and their prior relevant experience, taking into account competitive compensation paid in the market for similar positions and the market demand for such NEOs. A NEO’s base salary is determined by taking into consideration the NEO’s total compensation package and the Company’s overall compensation philosophy.

The Board, upon recommendations from the GHRC Committee, and in consultation with the Chair and Chief Executive Officer in the case of the other NEOs, reviews base salaries annually to ensure that they continue to reflect individual performance and market conditions, and approves merit increases or other adjustments, as deemed appropriate. Additionally, base salaries may be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of an executive officer’s role or responsibilities, as well as for market competitiveness.

Short-Term Incentives / Annual Bonus

Our compensation program for NEOs includes eligibility for annual cash bonuses. Such bonuses are designed to motivate our NEOs to meet annual business and financial objectives, and to reward the attainment of such objectives.

The NEOs are eligible to earn an annual bonus based on a target bonus opportunity expressed as a percentage of base salary. Payments can be higher or lower than target based on the level of achievement of annual business and financial objectives (down to zero).

When all business and financial objectives are achieved, the target bonus opportunity is paid. If the objectives for the year are partially met, the actual bonus payout is less than the target, down to zero, and if the objectives are exceeded at year-end, the payout potential can reach 200% of the target bonus opportunity (as the maximum bonus is capped at 200% of the target bonus opportunity). Once each financial year is completed, the GHRC Committee and the Board assess the individual performance of the Chair and Chief Executive Officer relative to the business and financial objectives set at the beginning of the year. In addition, the Chair and Chief Executive Officer assesses the individual performance of the other NEOs and recommends the individual bonus payouts to the Board and GHRC Committee for review and approval.

In determining the NEOs’ performance against their objectives, the GHRC Committee considers the NEOs’ performance as a whole with no particular weighting attributed to specific objectives, nor any formal criteria, analysis or payout matrix detailing bonus payout percentages based on the level of achievement. The GHRC Committee believes that this holistic approach allows the NEOs to receive short-term incentives that are truly aligned with the overall performance of the Company, without their payout being disproportionately inflated or reduced as a result of any specific criteria that do not represent their overall performance. In evaluating the NEOs’ performance, the GHRC Committee applies fundamental principles of pay-for-performance aimed at aligning the interests of the NEOs with those of shareholders and reflecting competitive market practices. The performance assessment is determined following meetings between the GHRC Committee and the Chair and Chief Executive Officer, and between the Chair and Chief Executive Officer and the other NEOs, whereby each objective is discussed in light of their accomplishments throughout the year and the related performance of the Company, in line with the Company’s strategic plan.

The Board, upon recommendations from the GHRC Committee, maintains the discretion at all times to grant discretionary bonuses, including in the context of acquisitions, and, as a risk mitigation measure, to modify, amend or terminate short-term incentive plans at all times, and to deviate from the plans or grant individual exceptions to reflect business conditions, circumstances, and events not predicted when setting business and financial objectives. During Fiscal 2021, the Board did not make any such discretionary adjustments.

For Fiscal 2021, the NEOs were eligible for the following target and maximum bonus percentages:

Name and Principal Position	Target Bonus % (as a % of base salary)	Maximum Bonus % (as a % of base salary)

Philip Fayer Chair and Chief Executive Officer	100%	200%

David Schwartz Chief Financial Officer	50%	100%

Yuval Ziv President	100%	200%

Neil Erlick Chief Corporate Development Officer	100%	200%

Max Attias Group Chief Technology Officer	50%	100%

For Fiscal 2021, the target bonus opportunity for NEOs was based on a mix of financial, strategic and operational objectives established by the Board at the beginning of the fiscal year, upon recommendations from the GHRC Committee, and in consultation with the Chair and Chief Executive Officer for the NEOs. The performance objectives are individualized for each NEO and are determined based on personal business-oriented objectives that consider the strategic and operational priorities related to each executive’s function, with an overall focus on the Company’s growth objectives. The financial metrics for the annual bonus for Fiscal 2021 were selected to ensure that the NEOs’ compensation reflects the NEOs’ success in achieving the Company’s targets for growth and profitability and to ensure that financial measures are aligned with business drivers. In addition, these metrics provide relevant measures of our NEOs’ ability to attract customers, develop and sell Nuvei’s platform and services, and to compete in the market.

Nuvei does not disclose specific performance objectives and targets for its operations because it considers that the information would place it at a significant competitive disadvantage if such performance objectives and targets became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose Nuvei to serious prejudice and negatively impact its competitive advantage.

Chair and Chief Executive Officer – Fiscal 2021 Achievements

The following table highlights the Chair and Chief Executive Officer’s objectives for Fiscal 2021 as well as the achievements during the year that were considered by the GHRC Committee for the purpose of his annual bonus payout:

Objectives	Achievements

Deliver on Fiscal 2021 financial objectives

• Exceeded our financial outlook for the year by achieving $724.5 million in revenue in 2021, an increase of 93% compared to 2020, and $317.2 million in 2021 Adjusted EBITDA(1), an increase of 95% compared to 2020.

• Grew organic revenue(2) by 61% to $600.9 million in 2021, from $373.7 million in 2020.

• Increased net income by $210.7 million to $107.0 million in 2021 compared to a net loss of $103.7 million in 2020.

• Delivered a strong balance sheet, with cash of $748.6 million at December 31, 2021 compared to $180.7 million at December 31, 2020.

• Cash flow from operating activities increased by 182% to $266.9 million from $94.8 million.

Execute on strategic plan

• Successfully completed Nuvei’s Nasdaq Listing, for aggregate gross proceeds of approximately $424.8 million.

• Successfully completed the acquisitions of Base Commerce, LLC, Mazooma Technical Services Inc., SimplexCC Ltd., and Paymentez LLC, allowing us to expand our product capabilities, diversify our product portfolio, enlarge our distribution network, and expand geographies where we operate.

• Significantly accelerated expansion into the U.S. online and iGaming markets, through obtaining approvals to provide payment services to online and iGaming operators in multiple U.S. states; enhancing our suite of payment solutions for the U.S. regulated online sports betting and iGaming markets; and onboarding numerous online operators from fantasy sports, sports betting, casino, and iLottery.

• Delivered significant product enhancements and innovation, such as expanding Visa and MasterCard payouts into the U.S. and rolling out Diners / Discover acquiring in the European Union, introducing end-to-end card issuing capabilities, expanding local acquiring into multiple countries in Latin America, Asia Pacific and the Middle East, adding pay-in and pay-out support for nearly 40 of the world’s leading cryptocurrencies, introducing machine-based scoring and AI based transaction guarantee solutions, and enabling Google / Apple Pay.

• Implemented the first phase of our environmental, social and governance framework, including a comprehensive diagnostic to identify potential risks and priorities.

Attract and develop talent

• Significantly strengthened the executive team with key new hires in Marketing, Legal and Human Resources, focusing on increasing senior leadership diversity.

• Extensive initiatives taken with respect to succession planning for key executive roles, including identification of development plans as required and implementation of best practices on an ongoing basis.

• Expanded our sales team footprint by doubling the global e-commerce direct channel sales team through targeted hiring to ensure bringing the right talent with required competencies for a global expansion.

(1)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS and Other Financial Measures”.
(2)	Organic revenue is a non-IFRS measure. See “Non-IFRS and Other Financial Measures”.

Other NEOs – Fiscal 2021 Achievements

The following table highlights each of the other NEOs’ objectives for Fiscal 2021 as well as the achievements during the year that were considered by the GHRC Committee and the Chair and Chief Executive Officer for the purpose of their annual bonus payouts:

Objectives	Achievements
David Schwartz – Chief Financial Officer

Deliver on Fiscal 2021 financial objectives

• Exceeded our financial outlook for the year by achieving $724.5 million in revenue in 2021, an increase of 93% compared to 2020, and $317.2 million in 2021 Adjusted EBITDA(1), an increase of 95% compared to 2020. Net income also increased from $210.7 million to $107.0 million compared to a net loss of $103.7 million for 2020.

Execute on strategic plan

• Successfully completed Nuvei’s Nasdaq Listing, for aggregate gross proceeds of approximately $424.8 million.

• Successfully renegotiated the terms of our credit facility to reduce the interest rate and increase the total financing capacity available under that facility from $212 million to $512 million in the form of term loans and from $100 million to $350 million in the form of a revolving facility.

• Led successful acquisitions of Base Commerce, LLC, Mazooma Technical Services Inc., SimplexCC Ltd., and Paymentez LLC, allowing us to expand our product capabilities, diversify our product portfolio, enlarge our distribution network, and expand geographies where we operate.

• Increased shareholder and analyst engagement through participation in numerous investors conferences.

• Delivered the first phase of our environmental, social and governance framework, including a comprehensive diagnostic to identify potential risks and priorities.

• Achieved important cost savings through realization of synergies from acquisitions, effective vendor management, and implementation of internal tools and processes.

Yuval Ziv – President
Deliver on Fiscal 2021 financial objectives	• Exceeded specific Adjusted EBITDA and revenue targets.

Execute on strategic plan

• Successfully contributed to acquisitions and executed on integration plans of SimplexCC Ltd., and Paymentez LLC, allowing us to expand our product capabilities, diversify our product portfolio, and expand geographies where we operate.

• Delivered product technology roadmap and significant product enhancements, such as expanding local acquiring into multiple countries in Latin America, Asia Pacific and Middle East, adding pay-in and pay-out support for nearly 40 of the world’s leading cryptocurrencies, and introducing machine-based scoring and AI based transaction guarantee solutions.

• Significantly expanded our sales team footprint by doubling the global e-commerce direct channel sales team through targeted hiring to ensure bringing the right talent with required competencies for a global expansion; made key hires in Marketing to set-up our marketing function and strategy.

(1)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS and other Financial Measures”.

Objectives	Achievements
Neil Erlick – Chief Corporate Development Officer

Deliver on Fiscal 2021 financial objectives

• Exceeded our financial outlook for the year by achieving $724.5 million in revenue in 2021, an increase of 93% compared to 2020, and $317.2 million in 2021 Adjusted EBITDA(1), an increase of 95% compared to 2020. Net income also increased from $210.7 million to $107.0 million compared to a net loss of $103.7 million for 2020.

Execute on strategic plan

• Significantly accelerated expansion into the U.S. online and iGaming markets, through obtaining approvals to provide payment services to online and iGaming operators in multiple U.S. states, and onboarding numerous online operators from fantasy sports, sports betting, casino, and iLottery.

• Positioned us for gaming expansion in Canada, through required product roadmaps, and participation in industry events.

Max Attias – Group Chief Technology Officer(2)
Deliver on Fiscal 2021 financial objectives	• Exceeded specific Adjusted EBITDA and revenue targets.

Execute on strategic plan

• Delivered product technology roadmap and significant product enhancements, such as expanding local acquiring into multiple countries in Latin America, Asia Pacific and Middle East, adding pay-in and pay-out support for nearly 40 of the world’s leading cryptocurrencies, and introducing machine-based scoring and AI based transaction guarantee solutions.

• Strengthened our cybersecurity practices by implementing security policy enhancements and actively monitoring security operations with no breaches.

(1)	Adjusted EBITDA is a non-IFRS measure. See “Non-IFRS and other Financial Measures”.
(2)

Accomplishments of Mr. Attias reflect his previous position of Chief Operating Officer, Digital Payments that he held for the majority of 2021, until his appointment as Group Chief Technology Officer of Nuvei on October 1, 2021.

Based on the assessment of the individual performance of each NEO in light of the achievements detailed above, actual bonus payouts as percentage of their base salary for Fiscal 2021 were as follows:

Name and Principal Position	Target Bonus % (as a % of base salary)	Actual Bonus Payout (as a % of base salary)

Philip Fayer Chair and Chief Executive Officer	100%	200%

David Schwartz Chief Financial Officer	50%	100%

Yuval Ziv President	100%	200%

Neil Erlick Chief Corporate Development Officer	100%	100%

Max Attias Group Chief Technology Officer	50%	50%

Long-Term Incentives

Equity-based awards are a variable element of compensation that allows us to reward our NEOs for their sustained contributions to the Company. In our industry, where competition for top talent is fierce, we rely heavily on equity awards to not only reward our NEOs’ superior performance but to attract, motivate and retain them to continue to execute on our long-term strategic initiatives and deliver sustained year-over-year growth.

To this end, we believe that options, restricted share units (“RSUs”) and performance share units (“PSUs”) provide our NEOs with a strong link to long-term corporate performance and the creation of shareholder value.

Historically, the Company made equity-based awards to NEOs by issuing options under the Company’s stock option plan dated September 21, 2017 (the “Legacy Option Plan”). In connection with our TSX Listing, we amended the Legacy Option Plan to align it with the requirements of the TSX. No further awards were made under the Legacy Option Plan. In connection with the TSX Listing, the Company adopted an omnibus incentive plan (the “Omnibus Incentive Plan”), which has been amended on February 3, 2021 and on April 13, 2022, providing for awards to be made to eligible directors, officers, employees and consultants. See “Long Term Incentive Plans”.

In connection with the grants of equity-based awards, the GHRC Committee determines the grant size and terms to be recommended to the Board. Previous grants are generally not directly taken into account when determining the value of grants made in any given year. As part of their annual review of the Company’s compensation practices, the GHRC Committee and the Board determine the precise structure of long-term incentive compensation. For Fiscal 2021, the NEOs received long-term incentive compensation grants comprised of stock options and/or RSUs and PSUs based on their contribution to the Company and taking into account market practice of the companies within the Peer Group.

Special Executive Equity Awards

Retaining and incentivizing our critical leadership team to drive and deliver sustainable long-term growth for the Company and our shareholders is a top priority for the Board. The GHRC Committee worked with Compensia, our independent compensation advisor, to design special equity awards for Messrs. Fayer, Schwartz and Ziv. These awards aim to not only recognize these executives’ critical importance to the successful execution of our business strategy, but to promote their long-term retention considering the extremely competitive market conditions for experienced senior executives. Moreover, in the case of the CEO equity awards, which are entirely performance-based, payouts will only be delivered if significant shareholder value is created. More specifically, if the price of our Subordinate Voting Shares reaches $370 during the performance vesting period, representing a share price increase of 200% over the share price at the date of grant (and an increase of 469% over the share price at December 31, 2021), Mr. Fayer and his leadership team will have contributed to the creation of close to $35 billion in total shareholder value.

CEO Performance Equity Awards

On October 6, 2021, the independent members of our Board granted Mr. Fayer a special equity award in the form of 665,000 PSUs and options to purchase 2,200,000 Subordinate Voting Shares pursuant to the Omnibus Incentive Plan (the “CEO Performance Awards”). The CEO Performance Awards are subject to the satisfaction of both performance-based and time-based vesting conditions: the vesting of the PSUs (the “PSU Award”) is tied to the achievement of a 50% increase over a base price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before December 31, 2024, and the vesting of the performance options (the “Option Award”) is subject to the achievement of 100% and 200% increases, respectively, over the exercise price of $123.14 per Subordinate Voting Share for a period of 45 consecutive trading days before the sixth anniversary of the grant date.

In designing this compensation program for Mr. Fayer, our Board considered his sustained and unparalleled leadership since he founded the Company, including his ability to drive us to an initial public offering of our equity securities in September 2020 on the TSX in Canada and in October 2021 on the Nasdaq in the United States.

Under his continued leadership, our revenues have grown to $724.5 million in Fiscal 2021. The Board believes that it is critical to continue to retain and motivate our Chair and Chief Executive Officer to lead the Company based on his past record. Recognizing that Mr. Fayer has played an instrumental role in our achievements to date, the Board believes that his vision and leadership will have a significant impact on enhancing the long-term value of the Company going forward.

Accordingly, the Board believes that the CEO Performance Awards are designed to further the long-term interests of all stakeholders by deferring the realization of meaningful value by the Chair and Chief Executive Officer until the Company delivers sustained and significant high-performance levels as described in more detail below.

In establishing the scale, scope, and objectives of the CEO Performance Awards, our Board considered Mr. Fayer’s past performance, his anticipated future contribution, and his vision for our future growth and development, as well as similar equity awards of individuals holding a comparable position at numerous privately-held and publicly-traded technology companies, as detailed in the table below. These companies selected mainly include similar founder-led companies in the technology sector that granted equity awards in the past four years.

Affirm	DoorDash	Opendoor	Roblox

Altice USA	Dropbox	Oscar Health	Snap

Airbnb	Expedia	Palantir	Sorrento Therapeutics

Bloom Energy	Farfetch	Paycom	Stereotaxis

Coinbase	GoodRx	Playtika	SVMK

Compass	Guardant Health	Qualtrics	Upwork

DISH Network	IAC/Interactive	RH	Wish

Over an extended period, the Board held numerous discussions with its independent compensation advisor, Compensia, to better understand the competitive marketplace for senior technology executives, and the business, legal, and accounting aspects of various pay alternatives. Working closely with Compensia, the Board developed a compensation framework for Mr. Fayer that closely aligns his compensation with the long-term interests of all stakeholders, requires the achievement of sustained and significant high performance levels while not encouraging short-term gains through unnecessary or excessive risk taking, incentivizes long-term performance beyond typical market compensation programs, promotes transparency with a simple design and full disclosure, and is equitable and justifiable to Mr. Fayer and all of our stakeholders.

Consequently, the Board, upon the recommendation of the GHRC Committee and after consultation with our compensation advisor, determined to grant the CEO Performance Awards to Mr. Fayer for the following reasons:

•

To recognize and reward his essential role in achieving our long-term strategy and objectives, as further detailed under “Chair and Chief Executive Officer – Fiscal 2021 Achievements” above, and promote his continued retention;

•	To recognize his contributions to date, which include 20 years in support of realizing our mission; and

•	To emphasize outperformance, with a design and structure that increases the upside potential relative to a more traditional equity award but also reflects a strong “pay-for-performance” profile.

PSU and Option Awards

The PSU Award is subject to the satisfaction of both performance-based and time-based vesting conditions. The PSU Award will vest in three equal increments of 33.3% per year over three years, subject to continued service and to the achievement of a 50% increase over a base price of $123.14 per share for a period of 45 consecutive trading before December 31, 2024. Specifically, considering the share price hurdle to achieve the PSU Award’s performance-based vesting condition, approximately $8.8 billion in market value, representing an increase of 50% over the market price of our Subordinate Voting Shares at the date of grant, will need to have been created before there is any vesting of the PSU Award.

Similarly, the Option Award is subject to the satisfaction of both performance-based and time-based vesting conditions. The Option Award will vest in equal increments of 25% per year over four years, subject to continued service and to the achievement of 100% and 200% increases over the exercise price of $123.14 per share for a period of 45 consecutive trading days before the sixth anniversary of the date of grant. Considering the share price hurdle to achieve the Option Award’s minimum vesting schedule, approximately $17.6 billion in market value, representing an increase of 100% over the market price of our Subordinate Voting Shares at the date of grant, will need to have been created before there is any vesting of the Option Award. Moreover, if the share price hurdle for maximum vesting is achieved, then approximately $35.2 billion in market value, representing a share price increase of 200% over the market price at the date of grant, will have been created.

See “Executive Compensation – Compensation Governance – Clawback Policy” for more details on the clawback provisions applicable to the CEO Performance Awards.

The PSU Award and the Option Award are completely “at risk” since any PSUs or options for which the threshold share price hurdle is not achieved prior to the end of the performance period will be forfeited in their entirety.

It is important to note that the value of option-based awards and share-based awards disclosed in the Summary Compensation Table in this Circular reflects the estimated fair value of the awards on their respective date of grant. Accordingly, these values do not reflect the actual value of compensation to be received, if any, upon vesting or exercise, as applicable. Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with challenging market conditions has resulted in significant variability in long-term incentive awards since the date of grant of such awards, which had a significant impact on the awards’ current value. All options and PSUs granted to Mr. Fayer during Fiscal 2021 had nil intrinsic value on December 31, 2021 and on April 14, 2022.

At any time after the grant date, stock options may be well out-of-the money and units may vest at 0% or have little to no value. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table.

Termination of Employment and Change in Control

In the event that the employment of Mr. Fayer is terminated other than for cause or resignation, or in the case of his death or disability, all vested portions of his PSU Award and Option Award will expire on the earlier of (i) 90 days after the effective date of termination or other event; and (ii) the expiry date of such vested portion of his PSU Award and Option Award, and all portions of his PSU Award and Option Award that have not yet vested will expire immediately upon such termination or other event. In the event that the employment of Mr. Fayer is terminated for cause, all vested and unvested portions of his PSU Award and Option Award will terminate effective as of the date of termination. If Mr. Fayer retires or resigns, all vested and unvested portions of his PSU Award and Option Award will terminate effective as of the date of resignation.

In the event of a Change in Control (as defined in the Omnibus Incentive Plan) of the Company, any portion of the PSU Award or the Option Award, as applicable, for which the share price hurdle has not been previously satisfied will be deemed earned to the extent the price per share (plus the value of any other consideration received by our shareholders) pursuant to such change of control transaction equals or exceeds the share price hurdle applicable to such PSU Award or Option Award, as applicable. If the transaction price falls between the two price hurdles applicable to the Option Award, a pro rata portion of the tranche of options that is subject to the higher of such two price hurdles will be deemed earned using linear interpolation, and any other portion of the Option Award will be forfeited in its entirety.

CFO and President Special Equity Awards

On September 2, 2021, the GHRC Committee granted special equity awards to Messrs. Schwartz and Ziv in recognition of their overall importance to the Company and the critical need to retain and incentivize these experienced and highly motivated executives to carry out our long-term business strategy under the leadership of our CEO. The GHRC Committee agreed that it would be in the best interests of the Company and its shareholders to retain the services of Messrs. Schwartz and Ziv over the near term and discussed proposed equity vehicles, possible performance metrics and related target levels, and various service-based and performance-based vesting requirements.

The GHRC Committee’s independent compensation advisor, Compensia, presented a competitive market analysis of the equity awards recently granted to individuals holding comparable positions at the companies in our Peer Group and summarizing various award grant values and potential realizable values under various share price scenarios.

After considering various alternatives, the GHRC Committee agreed to recommend to the Board that Mr. Schwartz be granted an option to purchase 215,000 Subordinate Voting Shares and Mr. Ziv be granted an option to purchase 350,000 Subordinate Voting Shares, with each option having an exercise price of $120.05 per share (the “Retention Options”). The GHRC Committee also recommended to the Board that Mr. Schwartz’s Retention Options vest in equal annual increments over a four-year period, and that Mr. Ziv’s Retention Options vest in equal annual increments over a five-year period. All options granted to Messrs. Schwartz and Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021 and on April 14, 2022.

Fiscal 2021 Equity Awards

Hiring Grants

In connection with the hiring of our Chief Corporate Development Officer, Neil Erlick, in January 2021, Mr. Erlick was granted a special equity award, consisting of 214,286 performance options to purchase Subordinate Voting Shares and 141,122 PSUs. The vesting of both options and PSUs is tied to the achievement of specific revenue targets4. The options and PSUs both vest in three tranches of 25%, 25% and 50% per year over three years, with the vesting level of each tranche being subject to the achievement of specific revenue targets. Further, the number of PSUs available for settlement will be adjusted downward to the extent the price of the Subordinate Voting Shares on the settlement date, such date being no later than December 30, 2024, is lower than $57.50 per share. If the share price is below $26.00 per share, no PSUs will be settled, and for any share price between $26.00 and $57.50, the number of PSUs to settle will be adjusted based on a linear interpolation. The options were granted at an exercise price of $57.50 per share, with a term of five years. The PSUs will expire at the end of the third calendar year following the date of grant.

RSU Awards

In May 2021, the Board granted 142,500 RSUs to our President, Yuval Ziv, in recognition of his past performance and contribution to Nuvei, and for retention purposes. These RSUs will vest in equal tranches of 20% per year over a period of five years.

In anticipation of Max Attias’ promotion to Group Chief Technology Officer, the Board granted 10,000 RSUs to him in August 2021. These RSUs will vest 25% on the first anniversary of the grant date, 25% on the second anniversary and the remaining 50% on the third anniversary of the grant date.

In November 2021, the Board, upon the recommendation of the GHRC Committee, approved annual long-term incentive grants of RSUs to Messrs. Erlick and Attias. The objectives of such annual grants are (a) to attract and retain key talent required for the Company’s future growth, and (b) to align such NEOs’ interests with our shareholders.

The award was expressed as a percentage of the annual base salary as detailed below, based on general companywide RSU award guidelines reflecting the scope of their respective roles. Such guidelines were developed using long-term incentive market data from the U.S. Radford Technology Salary Survey based on recommendations by Compensia, the GHRC Committee’s independent compensation advisor. These RSUs will vest in equal tranches of 33.33% per year over a period of three years.

Name	RSU Value (% of Base Salary)	No. of RSUs Granted

Neil Erlick	250%	9,843

Max Attias	250%	6,412

[4]

Nuvei does not disclose specific performance objectives and targets because it considers that the information would place it at a significant competitive disadvantage if such performance objectives and targets became known. Disclosing the specific performance objectives that are set as part of the Company’s annual budget and strategic planning process would expose Nuvei to serious prejudice and negatively impact its competitive advantage.

2022 Executive Long-term Incentive Grants

On March 7, 2022, upon the recommendation of the GHRC Committee, the Board granted annual long-term incentive awards for Messrs. Fayer, Schwartz and Ziv. The objectives of these grants are to reward the achievement of sustained long-term market performance, align the interests of these NEOs with long-term shareholder value creation, and to promote retention. The grants were approved based on an analysis from the GHRC Committee’s independent compensation advisor, considering the prevalent long-term incentive compensation practices in our Peer Group.

These grants are comprised of a combination of PSUs and RSUs, with at least 50% of the grants being delivered in the form of PSUs, as follows:

Name	2022 LTIP Award Grant Date Fair Value (in millions)	PSU Portion		RSU Portion
		% of Total Award	# Units Granted at Target	% of Total Award	# Units Granted

Philip Fayer	$15.0	75%	198,238	25%	66,080

David Schwartz	$10.5	50%	92,512	50%	92,512

Yuval Ziv	$10.5	50%	92,512	50%	92,512

Vesting of the PSU awards is subject to the achievement of stretched revenue growth targets for Fiscal 2022. Based on the actual performance against such targets, these PSUs can vest at up to 200% of the number of units granted.

Long Term Incentive Plans

Omnibus Incentive Plan

The Omnibus Incentive Plan allows for a variety of equity-based awards that provide different types of incentives to be granted to the directors, executive officers, employees, and consultants of Nuvei as well as directors of our subsidiaries, including RSUs, PSUs and deferred share units (“DSUs”). The Omnibus Incentive Plan is administered by the Board (which may delegate its authority to the GHRC Committee), and the Board has the authority to interpret the Omnibus Incentive Plan, including in respect of any award granted thereunder. The following discussion is qualified in its entirety by the full text of the Omnibus Incentive Plan. Please refer to “Appendix – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan.

On April 5, 2022, the Board, upon the recommendation of the GHRC Committee, approved amendments to the Omnibus Incentive Plan, which amendments became effective on April 13, 2022. In accordance with the provisions of the Omnibus Incentive Plan and the TSX Company Manual, the amendments did not require shareholder approval and were pre-approved by the TSX. The purpose of these amendments was mainly to clarify the meaning of certain provisions of the Omnibus Incentive Plan, to correct or supplement provisions of the Omnibus Incentive Plan that were inconsistent with other provisions of the Omnibus Incentive Plan, and to amend certain of its definitions. Please refer to “Appendix - Omnibus Incentive Plan” for relevant details on the amendments made to the Omnibus Incentive Plan.

The maximum number of Subordinate Voting Shares available for issuance under the Omnibus Incentive Plan may not exceed 10% of the Company’s issued and outstanding Subordinate Voting Shares and Multiple Voting Shares from time to time. All of the Subordinate Voting Shares covered by exercised, settled, expired, cancelled or forfeited awards become available Subordinate Voting Shares for the purposes of awards that may be subsequently granted under the Omnibus Incentive Plan.

During Fiscal 2021, an aggregate of 5,749,370 awards were granted under the Omnibus Incentive Plan, representing 4% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares of the Company as of December 31, 2021. Subordinate Voting Shares underlying options terminated, surrendered or cancelled under the Legacy Option Plan are available for subsequent grants under the Omnibus Incentive Plan.

If an award under the Omnibus Incentive Plan is not exercised prior to the termination of such award, or not vested or delivered prior to the termination of such award due to the expiration, termination or lapse of such award, or settled in cash in lieu of settlement in Subordinate Voting Shares, the Subordinate Voting Shares in respect of such award shall be available for awards to be granted thereafter pursuant to the provisions of the Omnibus Incentive Plan.

The following table sets out the annual burn rate for Fiscal 2021 and Fiscal 2020 for each of the Omnibus Incentive Plan and Legacy Option Plan:

Burn rate	Fiscal 2021	Fiscal 2020

Omnibus Incentive Plan	4.11%	3.49%

Legacy Option Plan	—	0.36%

The burn rate is calculated by dividing the number of stock options and treasury-based RSUs, PSUs and DSUs granted during the applicable fiscal year by the weighted average number of Subordinate Voting Shares and Multiple Voting Shares outstanding for the applicable fiscal year.

As at December 31, 2021, 6,281,419 stock options, 10,371 DSUs, 1,395,169 PSUs and 972,097 RSUs had been granted or issued under the Omnibus Incentive Plan, and there were 2,565,799 stock options outstanding under the Legacy Option Plan, such that a maximum of 5,640,349 Subordinate Voting Shares remained issuable in the aggregate under the Omnibus Incentive Plan, representing 3.94% of the number of then outstanding Subordinate Voting Shares. To date, all outstanding DSUs, PSUs and RSUs were granted on the understanding that they would be redeemable for shares to be issued from treasury.

Legacy Option Plan

The Company has previously granted options to acquire Class B common shares to certain of the officers, employees and consultants of the Company and its subsidiaries under the Legacy Option Plan. In connection with a series of transactions and amendments to the Company’s share capital in advance of the TSX Listing, such options became options to acquire Subordinate Voting Shares and the Legacy Option Plan was amended to align with the requirements of the TSX. The options issued under the Legacy Option Plan were granted at exercise prices equal to the fair market value of the underlying shares at the time of initial grant. Since the TSX Listing, no stock options have been granted under the Legacy Option Plan nor will stock options be granted thereunder in the future.

During Fiscal 2021, the Board approved amendments to certain option-based awards under the Legacy Option Plan, representing an aggregate of 88,000 options held by employees residing in Israel (the “Amended Options”). In accordance with the provisions of the Omnibus Incentive Plan and the TSX Company Manual, the amendments did not require shareholder approval, and were pre-approved by the

TSX. For tax reasons beneficial to those employees, the Amended Options were amended to be transferred under and governed by the Omnibus Incentive Plan rather than the Legacy Option Plan.

A total of 2,565,799 options were outstanding under the Legacy Option Plan as of December 31, 2021, and the Subordinate Voting Shares issuable upon exercise of such options represented as of such date in the aggregate 1.79% of the total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

The Legacy Option Plan provides that appropriate adjustments may be made by the Board in connection with a reclassification, reorganization or other change of shares, a consolidation, a distribution, a merger or an amalgamation in order to maintain the optionees’ economic rights in respect of their options, including adjustments to the exercise price and/or the number of Subordinate Voting Shares to which an optionee is entitled upon exercise of options or permitting the immediate exercise of any outstanding options that are not otherwise exercisable. The Legacy Option Plan includes terms and conditions required by the TSX for an equity incentive plan such as restrictions relating to amendment and restrictions on insider or individual participation.

Our Board is responsible for administering the Legacy Option Plan (subject to its right to delegate authority to a committee of the Board) and has the full and complete authority to interpret the Legacy Option Plan and to establish rules and regulations applying to it and to make all other determinations it deems necessary or useful for the administration of the Legacy Option Plan.

Equity Compensation Plan Information

The following table provides details as at December 31, 2021 of compensation plans under which equity securities of Nuvei are authorized for issuance. Please refer to “Appendix – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan and “Executive Compensation – Long Term Incentive Plans” for a summary of the terms of the Legacy Option Plan:

Plan category	Number of securities to be issued upon the exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities to be issued upon the exercise of outstanding options, warrants and rights) (#)

Equity compensation plans approved by securityholders

• Omnibus Incentive Plan	8,659,056	55.37	5,640,349

• Legacy Option Plan	2,565,799	5.81	-

Equity compensation plans not approved by securityholders

-	-	-	-

Total	11,224,855	44.04	5,640,349

Share units granted under the Omnibus Incentive Plan are settled in Subordinate Voting Shares issuable from treasury, Subordinate Voting Shares purchased in the secondary market or for cash.

The numbers shown in the table above assume that all outstanding RSUs, PSUs and DSUs will be settled through the issuance of one Subordinate Voting Share per RSU, PSU and DSU. The Subordinate Voting Shares reserved for issuance under the Omnibus Incentive Plan are reserved for the exercise of options and the settlement of RSUs, PSUs and DSUs with Subordinate Voting Shares issued from treasury.

The Omnibus Incentive Plan is a rolling plan. Accordingly, the maximum number of Subordinate Voting Shares which may be reserved and set aside for issuance under the Omnibus Incentive Plan and the Legacy Option Plan equals 10% of all Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time. In connection with the TSX Listing, we amended the Legacy Option Plan such that no further awards would be made thereunder.

Pension Benefits

The Company’s compensation program for NEOs does not include defined benefit or defined contribution pension plans. Messrs. Fayer, Schwartz and Erlick are entitled to participate in the Company’s group registered retirement savings plan (“RRSP”) available to all Canadian employees. The Company does not match any contributions made by NEOs to the RRSP. However, the Company is required to pay to Mr. Schwartz an annual amount equal to Mr. Schwartz’s maximum permissible RRSP contribution in addition to his base salary. The Company makes required contributions by law to Mr. Ziv’s personal retirement account under the Universal Pension Fund in Bulgaria, equal to 2.8% of his base salary, up to an annual maximum of BGN 1,008 (approximately $600). For Mr. Attias, the Company contributes 6.5% of his annual salary as a mandatory required pension contribution and a further 8.33% of his salary as a statutory severance pay to the Pension Provident Fund, as required by the Israeli Severance Pay Law 5723-1963.

Benefits and Perquisites

The Company offers certain benefits and perquisites to its NEOs based upon the regions in which they are located. The benefits can include coverage for, among other things, health, life and disability insurance by means of group insurance plans, and perquisites, such as car allowance. Some benefits increase in proportion with base salary and scope of responsibilities.

Share Ownership Requirements

On April 5, 2022, the Board adopted share ownership guidelines following a recommendation of the GHRC Committee and after consultation with our compensation advisor (the “Ownership Guidelines”) pursuant to which executive officers are required to maintain minimum holdings of equity-based compensation according to their position. The Ownership Guidelines aim at ensuring that the financial interests of the executive officers remain aligned with those of shareholders while enabling such executive officers to share in the long-term growth and success of the Company.

Ownership requirements have been set at five times the value of the annual base salary for the CEO, and one time the value of the annual base salary for the other executive officers. For the purposes of assessing these Ownership Guidelines, Subordinate Voting Shares and Multiple Voting Shares are taken into account, together with vested RSUs, PSUs and DSUs.

The potential value of unvested RSUs, PSUs and DSUs and unexercised options are not taken into account. Equity interests held by the executive officers are valued on the first trading day of the fiscal year using the higher of (i) the closing price of the Subordinate Voting Shares as reported on the Nasdaq or the TSX on the last trading day of the prior fiscal year and (ii) the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq or the TSX ending on the last trading day of the prior fiscal year. Executive officers have a period of five years from (i) the date of appointment to a position subject to the Ownership Guidelines or (ii) April 5, 2027, being five years from the date the Ownership Guidelines were adopted, whichever is later, to attain the applicable Ownership Guidelines, and must maintain such minimum Ownership Guidelines for as long as they remain an executive officer. In addition, a newly appointed Chief Executive Officer must hold a minimum of one-time their annual base salary after one year of service. Further, the Chief Executive Officer is also required to maintain their minimum Ownership Guidelines level until one year after cessation of employment.

Once an executive officer satisfies the requirement, such executive officer is required to increase their holdings of equity interests to return to the required minimum ownership level within a period of one year in the event of subsequent fluctuations in the market price of the Subordinate Voting Shares causing a decrease in the value of such holdings. The GHRC Committee monitors executive officers’ share ownership to assess whether the Ownership Guidelines are met. In the event an executive officer fails to achieve the applicable ownership requirement within the prescribed time period, they will be required to retain a minimum of 50% of the after-tax number of Subordinate Voting Shares resulting from the vesting, exercise or settlement, as applicable, of RSUs, PSUs, DSUs and stock options.

The following table highlights the minimum holding requirements as a multiple of base salary applicable under the Ownership Guidelines, for each of the NEOs, as well as the total number and market value of Subordinate Voting Shares and vested RSUs or PSUs held by such NEOs as of December 31, 2021:

Name and Principal Position	Share Ownership Requirements		Total Number of Subordinate and Multiple Voting Shares(2) (#)	Market Value of Subordinate and Multiple Voting Shares(3) ($)	Total Number of Vested Share Units(4) (#)	Market Value of Vested Share Units ($)	Total Market Value(3) ($)	Total Market Value as Multiple of Salary ($)	Equity Owner- ship is Met (Yes or No)
	As a Multiple of Base Salary	($)(1)

Philip Fayer Chair and Chief Executive Officer	5x	3,125,000	27,857,328	1,810,169,173	-	-	1,810,169,173	579.3	Yes

David Schwartz Chief Financial Officer	1x	413,962	35,213	2,288,141	-	-	2,288,141	5.5	Yes

Yuval Ziv President	1x	500,000	36,531	2,373,784	-	-	2,373,784	4.7	Yes

Neil Erlick Chief Corporate Develop- ment Officer	1x	413,331	3,850	250,173	-	-	250,173	0.6	n/a(5)

Max Attias Group Chief Technology Officer	1x	260,415	-	-	-	-	-	-	n/a(5)

(1)

The amount disclosed represents a respective multiple of the annual base salary for each NEO. For Messrs. Schwartz and Erlick, their annual base salary, which is set in Canadian dollars, was converted to U.S. dollars using an exchange rate of C$1.00 = $0.7888, which represents the exchange rate on December 31, 2021. For Mr. Attias, the annual salary, set in Israeli Shekels, was converted to U.S. dollars using an exchange rate of ILS1.00 = $0.3215, which represents the exchange rate on December 31, 2021.

(2)	Represents Multiple Voting Shares for Mr. Fayer and Subordinate Voting Shares for Messrs. Schwartz, Ziv and Erlick.
(3)	Based on a price of $64.98 per Subordinate Voting Share, being the closing price of the Subordinate Voting Shares on the Nasdaq on December 31, 2021.
(4)	Includes all vested share-based equity entitlements, such as PSUs and RSUs.
(5)	Messrs. Erlick and Attias have until April 5, 2027 to meet their Ownership Guidelines.

Summary Compensation Table

The following table sets out information concerning the compensation paid or awarded by the Company to the NEOs during Fiscal 2021 and Fiscal 2020:

Name and Principal Position	Fiscal Year	Salary (1) (2) ($)	Share- based awards(3) ($)	Option- based awards(4) ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation(1) (6) ($)	Total compensa- tion(1) ($)
					Annual incentive plans(1) (5) ($)	Long-term incentive plans ($)

Philip Fayer Chair and Chief Executive Officer	2021	653,199	46,500,000	63,900,000	1,250,000	-	-	5,150	112,308,349
	2020	461,825	-	2,187,500	607,128	-	-	5,997	3,262,450

David Schwartz Chief Financial Officer	2021	418,686	-	9,099,315	418,686	-	-	26,874	9,963,561
	2020	398,408	-	821,304	195,593	-	-	25,604	1,440,909

Yuval Ziv President(7)	2021	501,133	9,641,411	14,601,430	1,064,653	-	-	610	25,809,237
	2020	499,203	-	1,545,659	750,000	-	-	587	2,795,449

Neil Erlick Chief Corporate Develop- ment Officer(8)	2021	408,400	9,129,708	3,076,851	418,047	-	-	5,150	13,038,156

Max Attias Group Chief Technology Officer(9)	2021	250,857	1,725,090	68,940	131,003	-	-	56,513	2,232,403
	2020	222,615	-	130,892	162,378	-	-	50,669	566,554

(1)

Compensation of Messrs. Fayer, Schwartz and Erlick is paid in Canadian dollars, and was converted to U.S. dollars for the table above at the exchange rate of C$1.00 = US$0.7454 for Fiscal 2020 and C$1.00 = US$0.7978 for Fiscal 2021, which represent, in each case, the average exchange rate over that period, except as detailed below. Compensation for Mr. Ziv is set in U.S. dollars, but paid in Bulgarian Lev, except as detailed below, and has been converted for the table above at the exchange rate of BGN1.00 = US$0.5826 for Fiscal 2020 and BGN1.00 = US$0.6047 for Fiscal 2021, which represents, in each case, the average exchange rate over that period. Compensation for Mr. Attias is paid in Israeli Shekels and has been converted for the table above at the exchange rate of ILS1.00 = US$0.2910 for Fiscal 2020 and ILS1.00 = US$0.3097 for Fiscal 2021, which represents, in each case, the average exchange rate over that period.

(2)

Base salary of Mr. Fayer was increased from C$500,000 to $625,000 in September 2020 to reflect increased responsibilities as a Chair and Chief Executive Officer of a public company following the TSX Listing in September 2020. The salary is set in U.S. dollars. The difference between the salary reported in the table above and his annual base salary of $625,000 is due to a fixed exchange rate determined at the time his new base salary was set in September 2020 to facilitate payroll administration. The annual base salary of Mr. Schwartz was set at C$524,800 in both 2020 and 2021. The base salary of Mr. Ziv was set at an annual rate of $500,000 in both 2020 and 2021. The annual base salary of Mr. Erlick was set at C$524,000 upon his hire on January 5, 2021 and the amount reported in the table represents his actual earned salary during Fiscal 2021. The annual base salary of Mr. Attias was increased from ILS 780,000 to ILS 810,000 for Fiscal 2021.

(3)

The value of share-based awards shown is the grant date fair value for RSU and PSU awards, as applicable, granted under the Omnibus Incentive Plan. This value has not actually been realized by our NEOs and the actual value realized, if any, may differ.

Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with difficult market conditions has resulted in significant variability in these long-term incentive awards since their date of grant, which had a significant impact on the awards’ current value. All PSUs granted to Mr. Fayer in Fiscal 2021 had nil intrinsic value on December 31, 2021 and on April 14, 2022. At any time after the grant date, units may vest at 0% or have little to no value. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table. The grant date fair value of both RSU and PSU awards is the same as the accounting fair value determined in accordance with IFRS 2 Share- based Payments. The accounting fair value for all RSUs and PSUs granted prior to October 8, 2021, being the date of the Nasdaq Listing, is calculated based on the closing price of the Subordinate Voting Shares traded on the TSX in U.S. dollars, and for all RSUs granted after October 8, 2021 based on the closing price of the Subordinate Voting Shares on the Nasdaq on the trading day prior to the grant date. In the case of PSUs granted to Mr. Fayer under the CEO Performance Awards, such value also reflects Monte-Carlo valuation model assumptions, specifically a share price volatility of 37% and 1.4 years to meet the market condition/price hurdles. PSUs granted to Mr. Fayer in Fiscal 2021 had nil intrinsic value on December 31, 2021 and on April 4, 2022.

(4)

The value of option-based awards shown for NEOs reflects the estimated fair value of the options on their respective date of grant. Accordingly, these values do not reflect the actual value of compensation received, if any, upon vesting or exercise, as applicable. Values can vary significantly from year to year based on fluctuations in share price, corporate performance and the timing of vesting or exercise, as applicable. Aggressive performance targets in combination with difficult market conditions has resulted in significant variability in these long-term incentive awards since their date of grant, which had a significant impact on the awards’ current value. All options granted to Messrs. Fayer, Schwartz and Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021 and on April 14, 2022. At any time after the grant date, stock options may be well out-of-the money. Accordingly, caution should be exercised when reviewing the estimated grant date fair values and total compensation reported in the Summary Compensation Table. The grant date fair value of the time-based options was estimated using the Black-Scholes method (as it is the methodology also used for accounting purposes) based on the following assumptions:

Assumptions	Sept. 2, 2021 Grant (Mr. Schwartz)	Sept. 2, 2021 Grant (Mr. Ziv)	March 25, 2021 Grant	Dec. 7, 2020 Grant (Messrs. Fayer, Schwartz and Ziv)	Dec. 7, 2020 Grant (Mr. Attias)	Sept. 22, 2020 Grant	March 16, 2020 Grant

Risk-free interest rate	0.78%	0.78%	0.82%	0.52%	0.52%	0.26%	0.49%

Expected life	6.25 years	6.5 years	3.5 years	6 years	6.5 years	5 years	5 years

Expected volatility	34.8%	33.5%	32.5%	34%	34%	31%	27.6%

Dividend yield	0%	0%	0%	0%	0%	0%	0%

Grant Date Fair Value (per option)	$42.32	$41.72	$14.36	$15.74	$16.36	$7.17	$1.55

The grant date fair value of the performance-based options granted to Mr. Fayer on October 6, 2021 was determined using a Monte Carlo valuation model, considering a share price volatility of 33% and 3.1 years to meet the first share price hurdle and 4 years to meet the second share price hurdle required for the options to vest. The fair value on the grant date of options is the same as the accounting value determined in accordance with IFRS 2 Share-based Payments. All options granted to Messrs. Fayer, Schwartz and Ziv during Fiscal 2021 had nil intrinsic value on December 31, 2021 and on April 14, 2022. The 9,615 options with the grant date fair value of $68,940 shown for Mr. Attias in Fiscal 2021 were transferred to, and became earned by, Mr. Attias on March 27, 2021 as permitted by applicable provisions of the Omnibus Incentive Plan.

(5)

The annual bonus for Fiscal 2021 for Mr. Fayer was determined in U.S. dollars ($1,250,000) and paid out in Canadian dollars using the exchange rate of 1US$ = C$1.2773, representing the closing rate between U.S. and Canadian dollars on March 7, 2022, the date when such bonus was approved. The bonus for Fiscal 2021 for Mr. Ziv was set in Euro, at a rate of EUR 900,000, and was converted to U.S. dollars at a rate of EUR1.00 = US$1.183, representing an average exchange rate for the period. The bonus for Fiscal 2020 for Mr. Ziv was set and paid out in U.S. dollars. The amount disclosed for Mr. Attias for Fiscal 2020 also includes an amount of $43,650 representing a second installment of his retention bonus granted following the acquisition of SafeCharge by Nuvei.

(6)

Except for Mr. Attias, no other NEOs received perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their base salary. The amounts disclosed for Messrs. Fayer, Schwartz and Erlick represent annual premiums the Company pays for the executive group insurance coverage, specifically medical, dental, disability and life insurance. The amount for Mr. Schwartz also includes a contribution to his personal RRSP in the amount of $21,724 in 2021 and $19,753 in 2020 (see “Pension Benefits”). The amount disclosed for Mr. Ziv represents the Company contributions to his personal retirement account under the Bulgarian Universal Pension Fund (see “Pension Benefits”). For Mr. Attias, the amounts for Fiscal 2021 include an amount of $37,205 representing mandatory pension and statutory severance contributions required by law (see “Pension Benefits”), an amount of $11,149 in car allowance, an amount of $6,020 in mandatory payments into Education Fund and recovery/recuperation payments, both required by law, and $2,140 in other perquisites. The amounts for Fiscal 2020 include an amount of $33,015 representing mandatory pension and statutory severance contributions required by law, an amount of $10,476 in car allowance, an amount of $5,198 in mandatory payments into Education Fund and recovery/recuperation payments and $1,979 in other perquisites.

(7)	Mr. Ziv was promoted to President on February 17, 2022.

(8)	Mr. Erlick joined the Company on January 5, 2021.

(9)	Mr. Attias was promoted to Group Chief Technology Officer on October 1, 2021.

Performance Results

Cumulative Value of a C$100 Investment

The following performance graph illustrates the cumulative return on a C$100 investment in the Subordinate Voting Shares, compared to the cumulative return on the S&P/TSX Composite Index for the period commencing on the closing of the TSX Listing on September 22, 2020 and ending on December 31, 2021, being the last trading day of Fiscal 2021.

	TSX Listing (September 22, 2020)	December 31, 2020	December 31, 2021

Nuvei(1)	C$100	C$169	C$178

S&P/TSX Composite Index	C$100	C$107	C$131

(1)

C$100 invested in Subordinate Voting Shares traded on the TSX on the first day of the TSX Listing on September 22, 2020, using the closing price of our Subordinate Voting Shares on such date, and then on December 31 of each respective fiscal year.

Cumulative Value of a $100 Investment

The Company’s financial statements are expressed in U.S. dollars, and all of the Company’s equity compensation is denominated in U.S. dollars, using the share price of the Subordinate Voting Shares traded on the TSX in U.S. dollars prior to October 8, 2021, the date of the Nasdaq Listing, and afterwards the share price of the Subordinate Voting Shares traded on the Nasdaq in U.S. dollars. The following performance graph illustrates the cumulative return on a $100 investment in such Subordinate Voting Shares, compared to the cumulative return on the S&P 500 Composite Index for the period commencing on the closing of the TSX Listing on September 22, 2020 and ending on December 31, 2021, being the last trading day of Fiscal 2021.

	TSX Listing (September 22, 2020)	December 31, 2020	December 31, 2021

Nuvei(1)	$100	$175	$188

S&P 500 Composite Index	$100	$112	$142

(1)

$100 invested in Subordinate Voting Shares traded on the TSX in U.S. dollars on the first day of the TSX Listing on September 22, 2020, using the closing price of our Subordinate Voting Shares on such date, and then on December 31 of each respective fiscal year.

During the period commencing on the closing of the TSX Listing up to the last trading day of Fiscal 2021, the cumulative shareholder return on an investment in the Subordinate Voting Shares was significantly above that of an investment on both the S&P/TSX Composite Index and S&P 500 Composite Index. The trend shown by the performance graphs represent a marked growth in the Company’s share price from its TSX Listing, despite a decline in the Company’s share price in the last month of Fiscal 2021. Total annual compensation of the NEOs over the same period increased as well (a) due to exceptional Company performance during Fiscal 2021, resulting in the maximum annual bonus paid to several NEOs, (b) changes in the NEOs, with key management hires being appointed during Fiscal 2021 and their related hiring equity grants, and (c) the special equity grants made to Messrs. Fayer, Schwartz and Ziv to motivate them to continue making a significant impact on the Company’s performance and long-term value for our shareholders and to promote their retention in an extremely competitive market for experienced senior executives.

Our compensation program is aimed at ensuring that the compensation we pay to our executive officers, including our NEOs, is related to factors that influence shareholder value. In order to align the interests of our executive officers with those of Nuvei, a substantial portion of compensation paid to our executive officers is in the form of long-term equity-based incentives such that the overall value of compensation paid to our NEOs is directly affected by our share price, which grew close to 80% between closing of the TSX Listing and the last trading day of Fiscal 2021.

Therefore, there is a strong correlation between the growth trend shown in the share performance graph above and the compensation levels our NEOs received during the same period. Share price performance however is not the only predictor or outcome of the success of our leadership team, especially in the short term. It is one of many considerations that influence our NEO compensation decisions.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table indicates, for each of the NEOs, all awards outstanding as at December 31, 2021:

Name and Principal Position	Option-based awards				Share-based awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options (1) ($)	Number of shares or units of shares that have not vested(2) (#)	Market or payout value of share- based awards that have not vested(3) ($)	Market or payout value of vested share- based awards not paid out or distributed ($)

Philip Fayer Chair and Chief Executive Officer	102,835 138,936 2,200,000	2.80 47.21 123.14	September 21, 2027 December 7, 2030 October 6, 2031	6,394,280 2,468,893 -	665,000	-	-

David Schwartz Chief Financial Officer	637,424 52,164 215,000	3.42 47.21 120.05	September 9, 2028 December 7, 2030 September 2, 2031	39,239,821 926,954 -	-	-	-

Yuval Ziv President	36,966 357,143 63,514 350,000	11.51 17.22 47.21 120.05	August 1, 2029 March 16, 2030 December 7, 2030 September 2, 2031	1,976,572 17,057,150 1,128,644 -	142,500	9,259,650	-

Neil Erlick Chief Corporate Development Officer	214,286	57.50	March 25, 2026	1,602,859	150,965	9,809,706	-

Max Attias Group Chief Technology Officer	8,000 9,615	47.21 26.00	December 7, 2030 September 22, 2030	142,160 374,793	16,412	1,066,452	-

(1)

The value of unexercised in-the-money options is calculated based on the difference between the exercise price of the option, that is set in U.S. dollars and the closing price of $64.98 per Subordinate Voting Share on the Nasdaq on December 31, 2021.

(2)

The units disclosed for Mr. Fayer represent his PSU grant received under the CEO Performance Award. The units reported for Mr. Erlick include 141,122 PSUs awarded upon his hire. For all other NEOs, the number of units reported represent granted RSUs.

(3)

Based on a closing price of $64.98 per Subordinate Voting Share on the Nasdaq on December 31, 2021. The intrinsic value of PSUs for Mr. Fayer is nil considering the closing price of $64.98 per Subordinate Voting Share on the Nasdaq on December 31, 2021 was below the share price hurdles triggering vesting of such PSUs granted under the CEO Performance Award. The value calculated for the PSU award for Mr. Erlick assumes a payout at target.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table indicates, for each of the NEOs, a summary of the value of option-based and share-based awards vested or of non-equity incentive plan compensation earned during Fiscal 2021:

Name	Option-based awards - Value vested(1) ($)	Share-based awards - Value vested ($)	Non-equity incentive plan compensation - Value earned(2) ($)

Philip Fayer Chair and Chief Executive Officer	2,322,084	-	1,250,000

David Schwartz Chief Financial Officer	871,834	-	418,686

Yuval Ziv President	4,665,107	-	1,064,653

Neil Erlick Chief Corporate Development Officer	-	-	418,047

Max Attias Group Chief Technology Officer	272,236	-	131,003

(1)

The value of option-based awards vested during the year is calculated based on the difference between the exercise price of the option, set in U.S. dollars, and the closing price of the Subordinate Voting Shares traded in the U.S. dollars on the TSX prior to October 8, 2021, being the date of the Nasdaq Listing, and on the Nasdaq after October 8, 2021, on the day the options vested.

(2)	Amounts are equal to those shown in the “Non-Equity Incentive Plan Compensation – Annual Incentive Plans” column in the Summary Compensation Table.

Stock Option Exercises in Fiscal 2021

The following table sets forth information concerning the cash value realized by Messrs. Schwartz and Ziv who exercised options during Fiscal 2021. No other NEOs exercised their vested options:

Name	Shares Acquired on Exercise	Grant Date	Exercise Price ($)	Exercise Date	Share Price on Exercise ($)	Value Realized on Exercise(1) ($)

David Schwartz Chief Financial Officer	198,583	September 9, 2018	3.42	March 24, 2021	60.22	11,279,514
	51,416	March 14, 2019	4.70	March 24, 2021	60.22	2,854,616

Yuval Ziv President	71,654	August 1, 2019	11.51	June 2, 2021	69.78	4,175,279

(1)

Value realized upon exercise was determined by multiplying the number of stock options exercised by the difference between the price of the Subordinate Voting Shares traded on the TSX in U.S. dollars at the time of the exercise and the exercise price of the stock options.

Employment Agreements, Termination and Change of Control Benefits

Philip Fayer, Chair and Chief Executive Officer

Mr. Fayer’s employment agreement provides that in the event Mr. Fayer is terminated other than for cause or in case of a constructive dismissal defined as either his title of Chief Executive Officer being changed or his annual salary and other benefits being substantially reduced, he is entitled to receive 18 months of the average of the total compensation received in the two years prior to the year of his employment termination date.

Mr. Fayer’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during the period of his employment and for 18 months thereafter.

In addition, the agreement provides that, for so long as such agreement is in force, the Company agrees to include Mr. Fayer in the list of nominees proposed as directors by the Company, by indicating such nomination in the management proxy circular for the election of directors of the Company.

David Schwartz, Chief Financial Officer

Mr. Schwartz’s employment agreement provides that in the event Mr. Schwartz is terminated other than for cause, death or incapacity, he is entitled to receive (a) 18 months of base salary, and (b) an amount equal to 150% of the average annual bonus received in the two years prior to his termination date. Mr. Schwartz’s agreement also provides that he will continue to benefit from any entitlements under the Company’s group benefits plan (or receive an amount equal to the cost of acquiring equivalent private coverage) for up to 18 months following his termination date.

Mr. Schwartz’s employment agreement also contains a non-solicitation covenant which is in effect during the period of his employment and for 18 months thereafter.

Yuval Ziv, President

The employment agreement with Mr. Ziv may be terminated by either Mr. Ziv or the Company at any time with six months’ prior notice (or salary and benefits in lieu of notice by the Company), unless the Company terminates Mr. Ziv for cause in which case he will not be entitled to notice or any severance pay.

Mr. Ziv’s employment agreement also contains a non-competition covenant which is in effect during Mr. Ziv’s employment and for 12 months thereafter. In addition, Mr. Ziv’s employment agreement contains a non-solicitation covenant, which is in effect during the period of his employment and for periods of either 12 or 24 months following his termination date, as it pertains to employees and business relationships of the Company, respectively. In the event Mr. Ziv resigns or is not terminated for cause, Mr. Ziv’s non-competition covenant is subject to a condition that the Company pay Mr. Ziv monthly compensation of $41,670 per month during the first six months of the non-competition period.

Neil Erlick, Chief Corporate Development Officer

If Mr. Erlick is terminated other than for cause, death or incapacity, he is entitled to receive 12 months of base salary equal to the greater of the average of his annual base salary received in the two years prior to the year of his termination date, or C$524,000.

Mr. Erlick’s employment agreement also contains non-competition and non-solicitation covenants which are in effect during the period of his employment and for 12 months and five years thereafter, respectively.

Max Attias, Group Chief Technology Officer

The employment agreement with Mr. Attias may be terminated by either Mr. Attias or the Company at any time with three months’ prior notice (or salary and benefits in lieu of notice by the Company), unless the Company terminates Mr. Attias for cause or due to death or disability, in which cases he will not be entitled to notice or any severance pay.

Mr. Attias’s employment agreement also contains non-competition and non-solicitation covenants which are both in effect during Mr. Attias’s employment and for 12 months thereafter.

The following table shows the incremental payments that would be paid respectively to each NEO upon the occurrence of certain events, assuming the event took place on December 31, 2021:

Name	Event	Severance(1)(2) ($)	Stock Options(3)(4) ($)	Share Units(3)(4) ($)	Total ($)

Philip Fayer Chair and Chief Executive Officer	Termination without cause, or due to incapacity	2,265,737	54,113	-	2,319,850
	Death(5)	-	1,645,928	-	1,645,928
	Change of Control(6)	-	-	-	-

David Schwartz Chief Financial Officer	Termination without cause, or due to incapacity	1,101,925	20,317	-	1,122,242
	Death(5)	-	617,970	-	617,970
	Change of Control(6)	-	-	-	-

Yuval Ziv President	Termination without cause, or due to incapacity	500,312	2,735,203	1,182,191	4,417,706
	Death(5)	-	14,398,136	9,259,650	23,657,786
	Change of Control(6)	-	-	-	-

Neil Erlick Chief Corporate Development Officer	Termination without cause, or due to incapacity	413,331	243,150	1,878,672	2,535,153
	Death(5)		1,602,859	9,809,706	11,412,565
	Change of Control(6)	-	-	-	-

Max Attias Group Chief Technology Officer	Termination without cause, or due to incapacity	79,770	22,406	79,174	181,350
	Death(5)	-	413,562	1,066,452	1,480,014
	Change of Control(6)	-	-	-	-

(1)

Severance payments are calculated based on base salary as of December 31, 2021. For Mr. Fayer, the amount is based on the average of the total compensation received in the two years prior to the year of termination. For Mr. Schwartz, the amount includes 150% of the average of his annual bonus paid in the two years prior to the year of termination, as well as an amount equivalent to the value of his group insurance. For Mr. Ziv, the amount includes the value of his pension contributions for 6 months. For Mr. Attias, the amount includes the value of his car allowance, company pension contributions and other perquisites to which he would be entitled as part of his employment agreement.

(2)

Severance for Messrs. Fayer, Schwartz and Erlick would be paid in Canadian dollars, and has been converted to USD for the table above at the exchange rate C$1.00 = US$0.7888, which represents the exchange rate on December 31, 2021. The severance for Mr. Attias would be paid in Israeli Shekels and has been converted for the table above at the exchange rate of ILS1.00 = US$0.3215, which represents the exchange rate on December 31, 2021. The severance for Mr. Ziv would be paid in Bulgarian Lev and has been converted at the exchange rate of 1BGN = US$0.5791, which represents the exchange rate on December 31, 2021.

(3)

The amounts shown include the value of unvested in-the-money options and unvested RSUs and PSUs with applicable performance conditions assumed to be achieved at target, as applicable, that will be accelerated on a pro-rata basis over applicable vesting or performance period upon termination for any reason other than cause, death and resignation (except for the PSUs and options granted to Mr. Fayer under the CEO Performance Award, with all such unvested PSUs and options cancelled on the termination date) and based on a closing price of $64.98 per Subordinate Voting Share on the Nasdaq on December 31, 2021.

(4)

Pursuant to the Omnibus Incentive Plan, vesting of equity-based awards will be accelerated on a pro-rata basis over applicable vesting or performance period upon termination for any reason other than cause, death and resignation, except for the PSUs and options granted to Mr. Fayer under the CEO Performance Award, with all such unvested PSUs and options cancelled on the termination date.

(5)

Pursuant to the Omnibus Incentive Plan, vesting of equity-based awards is accelerated upon NEO’s death, except for the PSUs and options granted to Mr. Fayer under the CEO Performance Award, with all such unvested options and PSUs cancelled on the date of death.

(6)

In the event of Change of Control (as defined in the Omnibus Incentive Plan), any acceleration of vesting of PSUs, RSUs and options is one of several measures that the Board may decide to take in accordance with applicable provisions of the Omnibus Incentive Plan and is subject to the Board’s discretion based on all relevant factors and applicable circumstances. Thus, no such incremental value of accelerated PSUs, RSUs, and options is disclosed. In light of the closing price of $64.98 per Subordinate Voting Shares on the Nasdaq on December 31, 2021, relative to the share price hurdles applicable to the CEO Performance Award, it was assumed for purposes of this table that in the event of a Change in Control occurring on December 31, 2021, none of the PSUs or options forming part of the CEO Performance Award would be deemed earned as a result of such Change of Control.

DIRECTOR COMPENSATION

The Company’s director compensation program is designed to (i) attract and retain the most qualified individuals to serve on the Board and its committees, (ii) align the interests of the directors with the long-term interests of the Company’s shareholders, and (iii) provide appropriate compensation for the risks and responsibilities related to being an effective director.

The GHRC Committee is mandated by the Board to review periodically the amount and form of compensation of directors who are not employees of the Company (“Outside Directors”). As part of this review, the GHRC Committee considers the appropriateness of retaining independent consultants to advise its members on questions concerning director compensation.

In Fiscal 2020, Korn Ferry, an external compensation consultant, reviewed the Company’s director compensation market positioning and assisted in refining the director compensation program going forward. For Fiscal 2021, the GHRC Committee recommended to the Board to continue relying on the review conducted for Fiscal 2020, and that, accordingly, no change be made to the compensation of Outside Directors.

For the fiscal year ended December 31, 2022 (“Fiscal 2022”), the GHRC Committee retained Compensia, its independent advisor, to benchmark the compensation paid to Nuvei’s Outside Directors against market data gathered from the Peer Group.

Based on the results of the benchmarking study, which showed that Nuvei’s director compensation was positioned below the 25th percentile of the Peer Group, the GHRC Committee recommended to the Board several adjustments to Outside Directors’ compensation to take effect as of the second quarter of Fiscal 2022.

These adjustments aimed to position the Outside Directors’ compensation around the 50th percentile of the Peer Group and resulted in an increase of the Lead Director’s cash and equity retainers to $55,000 and $185,000, respectively, an increase of the Board members’ cash and equity retainers to $45,000 and $175,000, respectively, an increase of the retainers for the Audit Committee and GHRC Committee chairs to $20,000 and $15,000, respectively, and an increase of the retainers for the Audit Committee and GHRC Committee members to $10,000 and $7,500, respectively.

Philip Fayer has not and will not be entitled to any compensation as a director of Nuvei.

Annual Retainers

During Fiscal 2021, the annual retainers for Outside Directors were as follows:

Annual Retainer
Lead Director

Cash Retainer	$37,500

Equity Retainer	$87,500
Member of the Board

Cash Retainer	$27,500

Equity Retainer	$77,500

Committee Chair Retainer

Chair of the Audit Committee	$12,500

Chair of the GHRC Committee	$10,000

Additional Committee Member Retainer

Member of the Audit Committee	$8,000

Member of the GHRC Committee	$5,000

The equity retainer is payable in DSUs. Each director may also elect to receive up to 100% of their cash retainer in the form of DSUs. The cash and equity retainers are payable on a quarterly basis with the number of DSUs to be issued being determined based on the volume-weighted average trading price of the Subordinate Voting Shares on the TSX (in USD and, as of the Nasdaq Listing, the Nasdaq) for the five trading days prior to each such issuance. While DSUs vest immediately, they are only paid out when a director ceases to be a member of the Board. Please refer to “Appendix – Omnibus Incentive Plan” for relevant details on the Omnibus Incentive Plan.

The Company does not offer a meeting attendance fee for Board members. The total retainer is deemed to be full payment for their role as director. An exception to this approach may be made in the event of a special transaction or other special circumstance that would require more meetings than are typically required. In March 2022, based on the recommendation of the GHRC Committee and in consultation with Compensia, the Board awarded Michael Hanley a special one-time award of DSUs valued at three times the annual Audit Committee Chair retainer in recognition of his chairmanship of a special committee of independent directors formed in December 2021. This award was granted on March 11, 2022 and consisted of 635 DSUs.

Directors are entitled to be reimbursed for reasonable travel and other expenses incurred by them in carrying out their duties as directors. Other than payout of DSUs in accordance with their terms, there are currently no service contracts or agreements, or predetermined plans or arrangements, between the Company and any of the directors with respect to payments upon termination of their services as a director.

Share Ownership Requirements

On April 5, 2022, the Board adopted the Ownership Guidelines pursuant to which Outside Directors are required to maintain minimum holdings of equity. Each Outside Director is expected to hold at least five times the value of their annual Board retainer (including cash and equity retainers) in Subordinate Voting Shares and/or DSUs.

Equity interests held by the directors are valued on the first trading day of each fiscal year using the higher of (i) the closing price of the Subordinate Voting Shares as reported on the Nasdaq or the TSX on the last trading day of the prior fiscal year and (ii) the 20-day volume-weighted average closing price of the Subordinate Voting Shares on the Nasdaq or the TSX ending on the last trading day of the prior fiscal year.

Outside Directors are expected to achieve compliance with these guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027, being five years from the date the Ownership Guidelines were adopted, and to subsequently maintain such minimum ownership position for the duration of their tenure. In addition, newly appointed or elected Outside Directors must hold a minimum of one time the value of the annual Board retainer after one year of service.

The following table highlights the minimum holding requirements as a multiple of the annual Board retainer applicable under the Ownership Guidelines, for each of the Outside Directors, as well as the total number and market value of Subordinate Voting Shares and DSUs held by such Outside Directors as at December 31, 2021:

Name	Share Ownership Requirements		Total Number of Subordinate Voting Shares (#)	Market Value of Subordinate Voting Shares(1) ($)	Total Number of DSUs (#)	Market Value of DSUs(1) ($)	Equity Ownership is Met (Yes or No)
	As a Multiple of Annual Retainer	($)

Michael Hanley	5x	525,000	38,460	2,499,130	2,389	155,237	Yes

David Lewin	5x	525,000	-	-	2,730	177,395	n/a(2)

Daniela Mielke	5x	525,000	17,135	1,113,432	2,590	168,298	Yes

Pascal Tremblay	5x	525,000	-	-	2,662	172,976	n/a(2)

(1)	Based on a price of $64.98 per Subordinate Voting Share, being the closing price of the Subordinate Voting Shares on the Nasdaq on December 31, 2021.
(2)

Outside Directors are expected to achieve compliance with the Ownership Guidelines by the later of (i) within five years of their date of appointment or election as a director of the Company, or (ii) April 5, 2027 (being five years from the date the Ownership Guidelines were adopted).

Director Compensation Table

The following table indicates, for each Outside Director, a summary of the compensation received during Fiscal 2021:

Name	Fees earned ($)	Share- based awards(1) ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensa- tion(2) ($)	Total compensation ($)

Michael Hanley	55,000	87,500	-	-	-	-	142,500

David Lewin	-	123,000	-	-	-	-	123,000

Daniela Mielke	-	113,429	-	-	-	-	113,429

Pascal Tremblay	-	118,000	-	-	-	-	118,000

(1)

Represents DSUs granted to Outside Directors for Fiscal 2021 on April 5, 2021, July 2, 2021, September 30, 2021 and December 31, 2021, the value of which is calculated based on the grant date fair value of the awards under the Omnibus Incentive Plan. The grant date fair value of share-based awards paid during Fiscal 2021 is calculated based on the weighted average trading price of the Subordinate Voting Shares on the TSX or the Nasdaq, as applicable, for the five trading days prior to the grant date. Certain Outside Directors have elected to receive some or all of their cash retainers in DSUs.

(2)	None of the non-management directors received perquisites or other personal benefits which, in the aggregate, are worth over C$50,000 or over 10% of their fees.

Director Incentive Plan Awards

Outstanding Share-Based Awards

The following table indicates, for each Outside Director, all awards outstanding as at December 31, 2021:

Name	Share-based awards
	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share-Based Awards That Have Not Vested ($)	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed(1) ($)

Michael Hanley	-	-	76,676

David Lewin	-	-	107,801

Daniela Mielke	-	-	98,704

Pascal Tremblay	-	-	103,383

(1)	Represents DSUs calculated based on a price of $64.98 per Subordinate Voting Share, being the closing price of the Subordinate Voting Shares on the Nasdaq on December 31, 2021.

CORPORATE GOVERNANCE

We consider strong and transparent corporate governance practices to be an important factor in the overall success of the Company. We understand that sound corporate governance is essential to assisting Nuvei in achieving superior results in creating and maintaining long term shareholder value and we are committed to adopting and adhering to high standards in corporate governance. Our Corporate Governance Guidelines, which are available on our website at https://investors.nuvei.com, reflect this commitment and we review and revise these Guidelines on an ongoing basis.

As a Canadian reporting issuer with securities listed on the TSX, our governance policies and practices comply with all applicable rules adopted by the Canadian Securities Administrators (the “CSA”), as well as the governance requirements of the TSX. In addition, as a reporting issuer in the United States with securities listed on the Nasdaq, we are subject to the governance requirements of the Nasdaq and the rules and regulations of the U.S. Securities Exchange Commission (the “SEC”). Since Nuvei is a “foreign private issuer”, as defined in SEC rules and regulations, we are entitled to follow certain Canadian corporate governance practices that differ from the corporate governance requirements applicable to U.S. domestic public companies listed on the Nasdaq.

Except as summarized in our Annual Report on Form 40-F, which was filed with the SEC on March 8, 2022 and is available on www.sec.gov, we follow most Nasdaq corporate governance standards. The disclosure set out below includes disclosure required by National Instrument 58-101 – Disclosure of Corporate Governance Practices describing our approach to corporate governance. Our Board approved the disclosure of our corporate governance practices in this Circular on the recommendation of the GHRC Committee.

Dual-Class Share Structure

Nuvei has three principal shareholders, Novacap, CDPQ, and Philip Fayer, Nuvei’s founder, Chair and Chief Executive Officer (the “Principal Shareholders”). Nuvei’s dual-class share structure, which consists of Subordinate Voting Shares and Multiple Voting Shares, has been in place since the TSX Listing. As at April 14, 2022, Novacap, CDPQ and Philip Fayer held approximately 40.17%, 23.21% and 36.62%, respectively, of Nuvei’s Multiple Voting Shares and 36.98%, 21.36% and 33.71%, respectively, of Nuvei’s outstanding voting rights. See “Voting Shares and Principal Holders Thereof”.

The Board believes that this dual-class share structure positions the Company to deliver long-term value for its shareholders and other stakeholders. The Board also believes that there are appropriate corporate governance structures, practices and procedures in place to ensure the Board’s independence from management and to ensure that actual or potential conflicts of interest between the Company and the Principal Shareholders are dealt with appropriately.

Recent Governance Highlights

Our GHRC Committee is charged with continuously monitoring the latest regulatory requirements, trends and best practices in corporate governance with a view to continuously improving the Company’s corporate governance standards and reporting and making recommendations thereon to the Board. Since last year’s annual shareholders meeting, we adopted or enhanced several of our corporate practices and policies, including:

•	approved amendments to our Code of Ethics;

•	approved amendments to our Whistleblower Policy, including the launch of a confidential third- party hotline;

•	implemented a Shareholder Engagement Policy which explains how shareholders can communicate directly with the Board and independent directors;

•	enhanced the performance assessment process for the Chair of the Board, the Lead Director, the Board, the committees and the directors, individually;

•	enhanced our director orientation and continuing education program;

•	adopted Share Ownership Guidelines for directors and executive officers;

•	adopted a written Board Diversity Policy, the purpose of which is to achieve and maintain diversity on the Board;

•	adopted a Clawback Policy;

•	adopted a Related Person Transactions Policy;

•	adopted guidelines regarding the attendance rate at Board and committee meetings;

•	approved a skills matrix to support the GHRC Committee’s evaluation and selection of new director nominees; and

•	adopted a guideline on over boarding and interlocking directorships.

Independence of the Board

Majority Independent Directors

Our Board is comprised of six directors, five of whom are independent within the meaning of applicable Canadian laws and regulations, and the rules and listing standards of the Nasdaq. Our independent Board members are Michael Hanley, David Lewin, Daniela Mielke, Pascal Tremblay and Samir Zabaneh. The only non-independent member of our Board is Philip Fayer, Nuvei’s Chief Executive Officer.

The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation, taking into consideration the results of independence questionnaires completed by each director as well as other factual circumstances reviewed on an ongoing basis.

Chair and Lead Director

Philip Fayer, the Chief Executive Officer of the Company, is the Chair of the Board. The Board believes that combining the Chair and Chief Executive Officer positions under the strong leadership of Mr. Fayer, Nuvei’s founder, is beneficial for the Company. Since the positions of Chair of the Board and Chief Executive Officer are held by the same person, and in recognition of the importance of independent Board oversight, the Board appointed the Chair of the Audit Committee, Michael Hanley, as Lead Director. See the section entitled “Position Descriptions” for a summary of the position descriptions of the Chair of the Board and of the Lead Director.

Interlocking Directorships

To maintain director independence and to avoid potential conflicts of interest, the Board has approved guidelines to limit interlocking directorships. Accordingly, unless otherwise determined by the Chair of the GHRC Committee, no more than two directors may serve together on the board of another public company, and directors may not serve together on the boards of more than two other public companies. As at the date hereof, no director nominees serve together on the boards of other public companies.

Meetings of Independent Directors

To maintain independence from management, during every quarterly and special meeting of the Board, the independent directors hold in-camera sessions without the presence of management or non-independent directors. Such discussions are led by the Company’s Lead Director. During Fiscal 2021, seven in-camera sessions of the Board were held. Similarly, each committee holds in-camera sessions without members of management or non-independent directors at every quarterly meeting and at special meetings when appropriate, under the chairmanship of the committee chair. The Audit Committee and the GHRC Committee each held four and five in-camera sessions, respectively, during Fiscal 2021.

Conflicts of Interest and Related Party Transactions

In accordance with applicable law, if a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a meeting of a committee of the Board, that director or officer may not be present at the time the Board or committee deliberates such transaction or agreement and abstains from voting on the matter, subject to certain limited exceptions provided for in the CBCA.

In addition, the GHRC Committee monitors conflicts of interest (actual or perceived) of both the directors and officers in accordance with the Code of Ethics. The Code of Ethics requires that a statement be completed and signed by all employees, including senior management, as well as all directors, requiring any potential, apparent or real conflict of interest involving employees, management or directors to be disclosed.

Moreover, the Audit Committee is responsible for reviewing all actual or potential conflicts of interest as well as any related party transactions in accordance with the Company’s Related Person Transactions Policy. In reviewing and making recommendations regarding related party transactions, the Audit Committee will seek to ensure that the terms of any such transaction reflect those which would typically be negotiated between arm’s length parties, that any value paid in the transaction represents fair market value, and that the transaction is in the best interests of the Company.

In the case of any potential conflicts of interest involving directors, the Audit Committee reviews whether the relevant director or directors may vote on any matter involving such potential conflict. The completion of annual questionnaires by each director also assists in identifying possible conflicts of interest and related party transactions.

Board Charter

It is the duty of the Board to supervise the management of the Company’s business and affairs, with a view to its long-term interests. Although management conducts the day-to-day operations of the Company, the Board has a duty of stewardship and regularly assesses and monitors management’s performance. The Board, directly and through its committees and the Chair of the Board, provides direction to the executive officers of Nuvei, generally through the Chief Executive Officer.

The Board has adopted a written mandate describing, among other things, the Board’s role and overall responsibility for the Company’s strategic planning, risk management, capital management and internal controls, human resource management, corporate governance and ethics, financial reporting, legal compliance and communications with Nuvei’s shareholders and the market. The Board is responsible for ensuring a strategic planning process is in place and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the longer-term opportunities and risks of the business. The Board also works with the executive officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning. The charter of the Board is reproduced in its entirety under “Schedule D - Charter of the Board of Directors” attached to this Circular. The Board reviews and assesses the adequacy of its charter on an annual basis and makes changes where necessary or appropriate.

Committees of the Board

To assist in the discharge of its duties, the Board has established two standing Committees: the GHRC Committee and the Audit Committee. Each committee has a charter that sets out its responsibilities, qualifications for membership, structure and operations. Each committee reviews and assesses the adequacy of its charter on an annual basis and recommends changes for approval by the Board where necessary or appropriate. The committee charters are available on the Company’s website at https://investors.nuvei.com. Upon recommendation of the GHRC Committee, as of the second quarter of Fiscal 2022, the GHRC Committee will operate as two separate committees, the Governance Committee and the Human Resources and Compensation Committee.

GHRC Committee

The GHRC Committee is comprised entirely of directors who are independent within the meaning of applicable Canadian laws and regulations, and the rules and listing standards of the Nasdaq.

The current members of the GHRC Committee are David Lewin, who serves as Chair, Michael Hanley, Daniela Mielke and Pascal Tremblay. As required in its mandate, the GHRC Committee is composed entirely of independent directors.

The GHRC Committee is responsible for: (a) developing the Company’s approach to governance issues, policies and practices; (b) reviewing the composition and contribution of the Board and its members and recommending Board nominees and directors for appointment to Board committees; (c) overseeing the orientation and continuing education programs for directors; and (d) helping to maintain an effective working relationship between the Board and management.

The GHRC Committee further assists the Board in its oversight responsibilities by recommending the appointment, compensation, evaluation and succession of the executive officers of the Company, including the Chief Executive Officer and the Chief Financial Officer.

Moreover, the GHRC Committee is responsible for overseeing the Company’s policies and practices with regards to ethics and integrity, diversity and inclusion, environment and social responsibility matters, employee health and safety as well as the Company’s public reporting thereon.

Audit Committee

Three of the four members of the Audit Committee are independent within the meaning of applicable Canadian securities laws and regulations, Rule 10A-3 under the U.S. Exchange Act (“Rule 10A-3”) and the listing standards of the Nasdaq with respect to audit committee independence. The current members of the Audit Committee are Michael Hanley, who serves as Chair, David Lewin, Daniela Mielke and Samir Zabaneh.

The Audit Committee Chair, Michael Hanley has been identified as an “audit committee financial expert” as that term is defined under SEC rules, and possesses financial sophistication as defined under Nasdaq rules. David Lewin is not considered independent for audit committee purposes pursuant to Rule 10A-3 and the listing standards of the Nasdaq and will step down from the Audit Committee during Fiscal 2022 as required under Nasdaq transitional rules following Nuvei’s Nasdaq Listing in October 2021.

To the extent Mr. Lewin may technically be treated as a non-independent director for Audit Committee purposes under applicable Canadian securities laws and regulations because of his role at Novacap, one of the Principal Shareholders, the Company relies upon the controlled companies exemption in subsection 3.3(2) of National Instrument 52-110 - Audit Committees in respect of his appointment as a member of the Audit Committee, on the basis that he is not considered to have any material relationship which could reasonably be expected to interfere with the exercise of his independent judgment as a director, and the Board has determined in its reasonable judgment that Mr. Lewin is able to exercise the impartial judgment necessary to fulfill his responsibilities as an Audit Committee member and, with his considerable skills, education and experience, as well as his financial literacy and active day-to-day involvement in relevant financial matters and issues, his appointment is in the best interests of the Company and its shareholders.

The Audit Committee is responsible for overseeing the accounting and financial reporting practices of Nuvei and the audit of Nuvei’s financial statements. The Audit Committee’s responsibilities also include the selection, recommendation, compensation and oversight of Nuvei’s independent auditor, as well as the oversight of its internal audit process and system of internal controls over financial reporting and disclosure. The Audit Committee is also responsible for overseeing compliance with applicable legal and regulatory requirements, enterprise risk assessment and management policies and processes, as well as establishing procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls or auditing matters and overseeing the whistleblower policy and processes.

Position Descriptions

The Board, in collaboration with the GHRC Committee, has developed and implemented written descriptions for the Lead Director, Chair of the Board and the chair of each committee of the Board. In addition, the Board, in conjunction with the Chief Executive Officer, has developed and implemented a written position description for the role of the Chief Executive Officer who is primarily responsible for the overall management of the business and affairs of the Company, including establishing the strategic and operational priorities of the Company and providing leadership for the effective overall management of the Company.

Chair of the Board

The Chair of the Board provides leadership to enable the Board to act effectively in carrying out its duties and responsibilities, and works with the executive officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning. In collaboration with the GHRC Committee (and its chair), the Chair of the Board reviews and assesses the directors’ meeting attendance records and the effectiveness and performance of the Board, its committees (and their chairs) and individual directors. The Chair of the Board ensures that the Board works in a cohesive manner and enables open communication among its members. In collaboration with the Lead Director, the Chair also ensures that the Board is provided with the resources, including external advisers and consultants as considered appropriate, to permit it to carry out its responsibilities.

Lead Director

Recognizing the importance of independent Board oversight, Michael Hanley, an independent director, is the Lead Director of Nuvei. The Lead Director’s role consists of, among other things, (i) overseeing that the Board discharges its responsibilities, ensuring that the Board evaluates performance of management objectively and that the Board understands the boundaries between the responsibilities of the Board and of management, (ii) convening and presiding over meetings of the independent directors and communicating the results of these sessions, where appropriate, to the Board Chair, management or the Board, and (iii) generally serving as the principal liaison between the independent directors and the Board Chair, and between the independent directors and management.

In particular, the Lead Director is responsible for evaluating any conflicts of interest between the Company, the minority shareholders, and any major shareholders, and determining the process for dealing with the same.

The appointment of the Lead Director is part of the measures taken by the Board to ensure that adequate processes and structures are in place for the Board to function independently. The Lead Director is elected annually by a vote of the directors who qualify as independent directors.

Committee Chairs

The position description of each committee chair provides that each chair’s key role is to manage the affairs of their respective committee and ensure that the committee is properly organized and functions efficiently. Like the Board Chair, each committee chair is expected to provide leadership to enhance the committee’s effectiveness and must oversee the committee’s discharge of its duties and responsibilities. Committee chairs must report regularly to the Board on the matters reviewed by, and on any decisions or recommendations of, their committee.

Chief Executive Officer

The Chief Executive Officer is responsible for managing the strategic and operational performance of the Company in accordance with the goals, policies and objectives set from time to time by the Board, including developing for the Board’s approval of the Company’s strategic plans and initiatives, in light of emerging opportunities and risks and with a view to the Company’s sustained profitable growth and long-term value creation, and presenting the Company’s annual financial plan to the Board. The Chief Executive Officer is also responsible for facilitating, together with the Lead Director and the chairs of the committees of the Board, effective and transparent interaction between management and the Board, for managing the operations of the Company, for assisting the Board with succession planning, and for representing the Company to its major stakeholders. The Chief Executive Officer has the responsibility of keeping the Board informed of important developments that may impact the Company or its industry.

Board Composition, Director Selection, Nomination and Succession

Under our Articles, our Board is to consist of a minimum of three and a maximum of eleven directors as determined from time to time by our Board. The directors are appointed at an annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected at the previous annual meeting of shareholders.

Director Selection and Nomination

Our GHRC Committee is responsible for developing procedures and criteria for the selection and nomination of directors. In this regard, the GHRC Committee seeks to maintain the size and composition of the Board in a way that achieves the optimal mix of skills and experience required to provide overall stewardship to the Company, in light of the Company’s strategic priorities.

As part of the selection and nomination process, the GHRC Committee must take into account the nomination rights set out in the Amended and Restated Investor Rights Agreement (the “Investor Rights Agreement”) we entered into on October 4, 2021 with the Principal Shareholders. The Principal Shareholders’ nomination rights are as follows:

•

Philip Fayer (through his holding company, any member of his immediate family or any person controlled, directly or indirectly, by any such entity or individual) is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as he holds more than 50% of the number of Multiple Voting Shares held by him upon completion of the TSX Listing (the “Fayer Listing Shares”). In the event that Philip Fayer ceases to hold at least 50% of the Fayer Listing Shares, Mr. Fayer will be entitled to designate only one member of the Board. In the event that Philip Fayer ceases to hold at least 25% of the Fayer Listing Shares and that he is no longer acting as our Chief Executive Officer, he will lose the right to designate a member of the Board.

•

Novacap is entitled to designate two members of the Board and will continue to be entitled to designate such number of directors for so long as it holds at least 50% of the number of Multiple Voting Shares held by the Novacap group of companies upon completion of the TSX Listing (the “Novacap Listing Shares”). Novacap will be entitled to designate one member of the Board in the event that Novacap ceases to hold at least 50% of the Novacap Listing Shares. In the event that Novacap ceases to hold at least 25% of the Novacap Listing Shares, Novacap will lose the right to designate a member of the Board.

•

CDPQ is entitled to designate one member of the Board and will continue to be entitled to designate one member of the Board for so long as it holds at least than 25% of Multiple Voting Shares held by the CDPQ group of companies upon completion of the TSX Listing (the “CDPQ Listing Shares”). In the event that CDPQ ceases to hold at least 25% of the CDPQ Listing Shares, CDPQ will lose the right to designate a member of the Board. The nominee of CDPQ designated under the Investor Rights Agreement must be independent within the meaning of applicable Canadian and U.S. rules.

The Investor Rights Agreement also provides that, should the Company grant additional nomination rights in the future to an investor other than the Principal Shareholders, the Company will cause such other investor to exercise all voting rights under its control to vote in favour of the nominees of the Principal Shareholders, provided that such other investor may withhold from voting in favour of such nominees.

Finally, each nominee for election designated by any of the Principal Shareholders in accordance with the Investor Rights Agreement must receive a favorable recommendation of the GHRC Committee. The current members of the Board designated by the Principal Shareholders are Messrs. Philip Fayer and Samir Zabaneh for Philip Fayer, Messrs. David Lewin and Pascal Tremblay for Novacap, and Mr. Michael Hanley for CDPQ.

In order to assist with the assessment of the skills and experience of director candidates and the needs of the Board as a whole, the GHRC Committee uses the following skills matrix:

Experience, Expertise and Attributes
Payments, Financial Services and FinTech	●		●	●	●	●
This experience is critical to oversight of Nuvei’s business and strategy in these complex and dynamic industries.
Technology and Innovation	●		●	●	●	●

Because Nuvei is a technology platform and digital payments company, we look for directors with a background in developing technology businesses, anticipating technological trends and driving innovation and product development.

Global Business	●	●	●	●	●	●

Nuvei is a global business connecting merchants with their customers in over 200 markets worldwide so we look for directors who have experience in multinational organizations and who understand the challenges of operating in multiple countries with different business environments, economic conditions, cultures and regulatory frameworks

Senior Leadership	●	●	●	●	●	●

Significant senior leadership and/or CEO experience, with a practical understanding of organizations, processes, strategic planning and risk management to assess, develop and implement our business strategy and operating plan.

Business Development, M&A and Strategy	●	●	●	●	●	●

This experience is relevant in helping Nuvei to identify strategic opportunities, grow its business, expand its value proposition, and assess whether potential acquisition targets and business partners are a good strategic and culture fit.

Legal / Regulatory/ Governmental		●			●

Knowledge and experience with legal and regulatory issues, compliance obligations and governmental policies is relevant because we operate globally in a rapidly evolving legal and regulatory environment.

Cybersecurity / Information Security		●		●
This experience is vital to protecting Nuvei’s technology infrastructure and payments platform, maintaining the trust of our customers and keeping customer information secure.
Finance / Accounting /Risk / Financial Literacy	●	●	●	●	●	●
This experience is relevant to the oversight of Nuvei’s capital structure, financing and investing activities, as well as our financial reporting and internal controls.
Consumer / Sales/ Marketing/ Brand Management	●			●

Experience in developing strategies to grow sales and market share, build brand awareness and overall preference among customers and enhance Nuvei’s reputation is relevant to the growth of our business.

Experience, Expertise and Attributes
Human Capital Management	●	●	●		●

This experience is vital to ensuring that Nuvei attracts, motivates, develops and retains qualified personnel, and fosters a corporate culture that encourages and promotes accountability, performance, diversity, inclusion, equity and belonging.

Other Public Company Board Service		●		●	●	●
Service on a public company board provides insights about ensuring strong board and management accountability, protecting shareholder interests and observing appropriate governance practices.
Environment, Social and Governance		●		●	●

This experience is relevant in helping Nuvei to manage and oversee environmental, social, corporate responsibility and sustainability risks and opportunities and impact and performance and their relationship to the Company’s business and strategy.

The skills matrix outlines the desired complement of diverse qualifications, attributes, skills and experience that are important to and necessary for the proper functioning of the Board. The GHRC Committee reviews the skills matrix periodically to ensure that it reflects the Board’s current needs and the Company’s strategic priorities. The matrix includes industry specific expertise, such as payments, financial services, fintech and technology, as well as business experience more broadly in such areas as business development, M&A, international business, cybersecurity, marketing, human capital management, legal, regulatory, compliance, and ESG. These areas of expertise are meant to dovetail with general qualifications and attributes the GHRC Committee seeks in all directors and candidates, such as personal and professional ethics and integrity, senior executive leadership, sound business judgement and a willingness to devote the required amount of time to carry out the duties and responsibilities of Board service.

The GHRC Committee recognizes that each director will contribute differently to the Board and will each bring particular strengths in different areas. While the skills matrix is an important tool in assessing Board candidates, the GHRC Committee does not limit itself to considering only the specified areas of expertise or attributes in selecting candidates for new Board members. In order to identify candidates with the desired qualifications and attributes, the GHRC Committee will conduct its own search and may also engage one or more qualified consultants to identify and/or recruit further qualified candidates for consideration. The GHRC Committee will also consider the amount of time and resources that nominees have available to fulfill their duties as a member of the Board and assess any concerns relating to potential conflicts of interest, independence or time commitment that each nominee may present. The GHRC Committee will also consider the Board’s priorities and objectives under the Board Diversity Policy, which will be integrated directly into the director search process if necessary (see the section entitled “Diversity and Inclusion” immediately below). The same process will be followed in connection with the selection of replacements for the designees of the Principal Shareholders, as and when they lose all or a portion of their nomination rights under the Investor Rights Agreement.

Diversity and Inclusion

We believe that having a diverse Board comprised of highly qualified directors from diverse backgrounds and a diverse executive team offers a depth of perspective and better reflects our relationship with our employees, shareholders, customers, business partners and other stakeholders as well as the geographic markets in which we operate. We similarly believe that having a diverse and inclusive organization overall is beneficial to our success, and we are committed to diversity and inclusion at all levels of our organization to ensure that we attract, retain and promote the brightest and most talented individuals.

Accordingly, this year the Board adopted a Board Diversity Policy, which sets forth our approach to achieving and maintaining diversity on our Board. For purposes of the Board Diversity Policy, the Board and the GHRC Committee consider diversity in the broadest sense, including but not limited to: diversity with regards to attributes such as experience, perspective, education, background, race, gender, geography, sexual orientation, age, national origin, culture, language and other ethnic distinctions, as well as members of visible minorities, Aboriginal peoples (First Nations, Inuit and Métis), and persons with disabilities.

The Board Diversity Policy provides that in fulfilling its role in selecting new candidates for director nominations, the GHRC Committee (i) considers candidates that are highly qualified based on their experience, education, expertise, judgement, personal qualities, and general and industry specific knowledge; (ii) considers the level of representation of women on the Board and other diversity criteria in light of the current needs, challenges, and strategic priorities of the Board when determining the optimum composition and balance for the Board as a whole; (iii) reviews potential candidates from a variety of backgrounds and perspectives collectively reflecting the strategic needs of the business and the nature of the environment in which the Company operates; and (iv) in order to support the specific objective of gender diversity, ensures that appropriate efforts are made to include women in any list of candidates being considered for a Board position. Additionally, the GHRC Committee considers the Board’s diversity in its annual assessment of the Board’s performance and its periodic review of the size and composition of the Board.

The Company’s diversity objectives are further achieved through ensuring that diversity considerations are taken into account in executive officer succession planning, continuously monitoring and presenting annually to the Board the level of women, visible minorities, aboriginal persons and persons with disabilities represented on our Board and in our executive team, continuing to broaden recruiting efforts to attract and interview qualified diverse candidates, and ensuring that diversity is taken into account when identifying and fostering the development of high-potential individuals within the Company or when recruiting externally, including for senior management positions.

While the Company is committed to cultivating a diverse and inclusive culture, the Board and the GHRC Committee consider merit, competence and suitability, as well as expected contribution to the Board or management’s performance, as the key drivers for Board and executive appointments (subject to the terms of the Investor Rights Agreement), and as such, at the present time it has not adopted specific targets regarding women, “aboriginal persons”, “members of visible minorities” and “persons with disabilities” (as such terms are defined in the Employment Equity Act (Canada)) in executive officer positions or as directors of the Company, in light of its limited history as a public company, a relatively small management team and Board, and considering the nomination rights in the Investor Rights Agreement. Nevertheless, the Board has incorporated consideration of diversity into its governance practices as described in this Circular.

The following table presents the diversity of the Company’s Board members as of April 14, 2022:

Board Diversity Matrix (As of April 14, 2022)

Country of Principal Executive Offices	Canada

Foreign Private Issuer	Yes

Disclosure Prohibited under Home Country Law	No

Total Number of Directors	6

	Female	Male	Non-Binary	Did Not Disclose Gender

Part I: Gender Identity

Directors	1	5	-	-

Part II: Demographic Background

Underrepresented Individual in Home Country Jurisdiction	-	-	-	-

LGBTQ+	-	-	-	-

Did Not Disclose Demographic Background	-	1	-	-

The Company currently has one person self-identifying as a woman acting as executive officer on behalf of the Company (representing approximately 6% of the Company’s executive officers), one director self-identifying as a woman (representing approximately 17% of Board members and current nominees) and no executive officer or Board member self-identifying as either an aboriginal person, a member of a visible minority or a person with disabilities (representing 0% of the Company’s executive officers and Board members). Diversity disclosure relies on voluntary self-identification by the candidates for election as directors and executive officers and therefore may not be entirely representative of the designated groups at the Board or in senior management.

The Board Diversity Policy provides that the GHRC Committee will assess the effectiveness of the Board nomination process at achieving the Company’s diversity objectives on an annual basis. A copy of our Board Diversity Policy is available on our website at https://investors.nuvei.com.

Majority Voting Policy

In accordance with the requirements of the TSX, our Board has adopted a majority voting policy whereby proxy forms for shareholders’ meetings at which directors are to be elected enable the shareholder to vote for or to withhold from voting for each individual nominee.

If, with respect to any particular nominee for election to the Board, the number of votes withheld exceeds the number of votes for the nominee, then, for the purpose of the majority voting policy, the nominee will be considered not to have received the confidence and support of the shareholders, even though duly elected as a matter of corporate law. A person elected as a director who is considered for the purpose of the policy not to have received the confidence and support of the shareholders is required to immediately tender his or her resignation as a director, to be effective on acceptance by the Board.

The GHRC Committee will consider the tendered resignation and will make a recommendation to the Board on whether to accept it. The Board will then disclose by news release its final decision and the reasons for its decision no later than 90 days after the date of the relevant shareholders’ meeting. The Board will accept the tendered resignation, absent exceptional circumstances.

In considering whether or not to accept the tendered resignation, the Board will consider all factors that it deems in its discretion to be relevant, including, without limitation, any stated reasons why shareholders withheld votes for election of such director, the length of service and qualifications of the director whose resignation has been tendered, the director’s contribution to the Company and the Company’s corporate governance policies. A director who tenders their resignation pursuant to the majority voting policy will not participate in any meeting of the Board or the GHRC Committee at which the resignation is considered. A copy of our majority voting policy is available on our website at https://investors.nuvei.com.

Outside Directorships

Certain members of the Board are currently directors of other issuers that are reporting issuers (or the equivalent) in Canada, the United States or another foreign jurisdiction, as described in “Election of Directors - Nominees”.

Directors are encouraged to limit the number of other boards on which they sit, and are expected to advise the Chairs of the Board and of the GHRC Committee before accepting an invitation to serve on another board (public, private or not-for-profit) in order to allow the GHRC Committee to assess whether the director would be involved in a real, apparent or potential conflict of interest and whether the director will be able to continue to devote sufficient time to the Company’s affairs. As well, the GHRC Committee, when considering new Board nominees, takes into account other commitments of the nominees and their anticipated ability to participate actively at Board and committee meetings.

The GHRC Committee considers the following guidelines, among others, in determining whether an existing director or director candidate is able to devote the requisite time and attention to the Company’s affairs:

•	directors should not hold more than five public company directorships, including Nuvei;
•	directors who are chief executive officers or other senior executives of public companies should not hold more than two public company directorships, including Nuvei;
•	Nuvei’s Chief Executive Officer may not hold more than two public company directorships, including Nuvei; and
•	directors may not sit on more than three public company audit committees, including Nuvei, without the consent of the GHRC Committee and the Board.

The GHRC Committee has the discretion to determine, in certain circumstances, whether a director is able to hold public company directorships that exceed the foregoing guidelines and will report its decision in that regard to the Board.

Furthermore, because of the Audit Committee’s demanding role and responsibilities, the Chairs of the Board and the GHRC Committee must review any invitation to Audit Committee members to join the audit committee of another publicly-listed entity. Where a member of the Audit Committee simultaneously serves on the audit committee of more than three public companies, including the Company, the Board determines whether such simultaneous service impairs the ability of such member to effectively serve on Nuvei’s Audit Committee. The Board then either requires a correction to the situation or makes the required disclosure that such simultaneous service does not impair the director’s ability to serve as a member of the Audit Committee.

Change in Principal Occupation

In order to maintain an optimal composition of the Board, a director must notify the Chairs of the Board and of the GHRC Committee when their principal occupation or business association changes substantially from the position they held when originally invited to join the Board.

This will allow the Board and the GHRC Committee to assess (i) the impact of the change in occupation on the composition of the Board, (ii) whether the director would be involved in a real, apparent or potential conflict of interest, and (iii) whether the director will be able to continue to devote sufficient time to the Company’s affairs.

Director Term Limits and Other Mechanisms of Board Renewal

While the Board recognizes the importance of undergoing a regular process of succession planning and renewal to help it maximize its effectiveness over the long-term, our Board has not adopted any formal policies imposing director term limits, mandatory age-related retirements, or other automatic mechanisms of board renewal. The Board believes that succession planning and renewal must focus on substance rather than the application of arbitrary limits that fail to take into consideration the special characteristics of the Company and its business, which operates in a highly complex, technical and regulated environment. In such a context, the Company believes that a lengthy Board tenure can enhance the directors’ understanding of the Company and its subsidiaries’ businesses, and their ability to bring a valuable contribution to the Board.

The Board nonetheless recognizes the importance of a balanced representation in terms of director tenure and age. In conducting director evaluations and nominations, the GHRC Committee considers a range of relevant factors, including the mix of skills and experience on the Board, the age and tenure of individual directors, whether there is a need to include new nominees with different skills, experiences and perspectives, whether there is adequate continuity of knowledge of Nuvei’s business and strategy, and the feedback on individual directors from the annual Board performance assessment process, which includes peer reviews. This flexible approach to board renewal allows the GHRC Committee to consider each director individually as well as the Board composition generally to determine if the appropriate balance is being achieved. This approach reflects our belief that board renewal must be focused on substance rather than the application of generic processes and standardized rules and guidelines that do not account for the particular context of the Company. Rigid limits cannot replace real care, responsibility and personal engagement. Furthermore, any review of board renewal practices should include consideration of the nomination rights under our Investor Rights Agreement.

Advance Notice Requirements for Director Nominations

The Company has adopted an advance notice by-law (the “Advance Notice By-law”) for the purpose of providing shareholders, directors and management of the Company with a clear framework for nominating directors of the Company in connection with any annual or special meeting of shareholders.

The purpose of the Advance Notice By-law is to (i) facilitate orderly and efficient annual or special meetings of shareholders of the Company, (ii) ensure that all shareholders receive adequate notice of director nominations and sufficient information with respect to all nominees, and (iii) allow shareholders to register an informed vote. Among other things, the Advance Notice By-law fixes deadlines by which shareholders must submit director nominations to the Company prior to any annual or special meeting of shareholders where directors are to be elected and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

To be timely, a shareholder must give a valid notice to the Company:

(i)

in the case of an annual meeting of shareholders (including an annual and special meeting), not less than 30 days prior to the date of the meeting, provided, however, that if the first public announcement of the date of the meeting (the “Notice Date”) is less than 50 days before the meeting date, notice by the nominating shareholder shall be made not later than the close of business on the 15th day following the Notice Date; and

(ii)

in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not also called for other purposes), not later than the close of business on the 15th day following the Notice Date;

provided that, in either instance, if notice-and-access (as defined in NI 54-101) is used for delivery of proxy related materials in respect of a meeting described above, and the Notice Date in respect of the meeting is not less than 50 days prior to the date of the applicable meeting, the notice must be received not later than the close of business on the 40th day before the applicable meeting.

The by-laws of the Company, including the Advance Notice By-law, are available on the Company’s website at https://investors.nuvei.com and under the Company’s profile on SEDAR at www.sedar.com.

Director Orientation and Continuing Education

Orientation

Nuvei expects each new director be fully knowledgeable about the Company and its business in order to be effective in their role. The GHRC Committee reviews, monitors and makes recommendations with respect to director orientation and is responsible for ensuring that each new Board member fully understands the role of the Board and its committees, the Company and its business.

All newly elected directors are provided with all background materials and information necessary to fulfill their role as directors, such as the Company’s continuous disclosure documents, copies of the Board and committee charters, minutes of previous meetings of the Board, copies of the policies and procedures adopted by the Board and its committees, as well as information on the Company’s business, its strategic and operational business plans, its operating performance, its governance system, its compliance program and its financial position.

To complement such information package, new directors meet individually with the Chief Executive Officer, the Lead Director, the Chairs of the committees, individual directors and members of the senior management team and are briefed on the Company’s business and strategy, the role of the Board and its committees, and the contributions that individual directors are expected to make.

Continuing Education

The GHRC Committee reviews, monitors and makes recommendations with respect to director continuing education opportunities designed to maintain or enhance the skills and abilities of the Company’s directors and to ensure that their knowledge and understanding of the Company’s business remains current, and ensures that directors are aware of such opportunities.

In order to assist directors in the continuous advancement of their knowledge of Nuvei’s business, senior management and, when appropriate, external advisors and consultants, make regular presentations to the Board on the main areas of the Company’s business, finances, operations and overall industry.

These presentations include highlighting significant regulatory developments, market conditions and trends that may impact the Company’s business and influence its strategy, as well as the key risks and opportunities the Company faces. Written materials and briefings are provided as appropriate to complement such presentations.

Directors are invited to provide input into the topics they wish to be covered in the education program, and management schedules presentations to cover such areas, which include presentations by external advisors and consultants when appropriate. Many of our directors sit on other boards of directors and are invited to share any best practices observed elsewhere with the GHRC Committee.

In addition, directors receive a comprehensive package of information prior to each Board and committee meeting and are given access, through a secure electronic platform, to a comprehensive resource center containing key Company documents, policies and procedures. Directors are also encouraged to attend external conferences and educational programs at the Company’s expense to enhance their knowledge of the industries in which the Company carries on business as well as governance and director responsibilities.

Specifically, throughout Fiscal 2021, directors participated in continuing education presentations by Company representatives, or, from time to time, external consultants, and were provided with written materials related to, among other matters: finance updates; legal updates; Nuvei’s merchants; branding; Nuvei’s competitive landscape; cybersecurity and information security at Nuvei; director and executive compensation; Nuvei’s overall strategy; various aspects of corporate governance; updates on COVID-19, including its impacts on the Company’s business and outlook, the Company’s operations and results, updates on and overviews of the Company’s value creation and acquisition strategy; and Nuvei’s regulatory environment. Audit Committee members also received presentations on cybersecurity as well as disclosure controls and procedures and risk management at the Company. During Fiscal 2021, members of the GHRC Committee received updates on executive compensation at the Company and the impact of COVID-19 on compensation programs and human resources.

Ethical Business Conduct

Code of Ethics

The Board has adopted a written Code of Ethics applicable to all of our directors, officers and employees worldwide. The Code of Ethics, as amended, sets out our core values and standards of behaviour that are expected from our personnel with respect to all aspects of our business. The Code of Ethics sets out Nuvei’s mission and values, and provides guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times.

The Code of Ethics sets out guidance with respect to conduct in dealing with conflicts of interest, protection of our assets, confidentiality, fair dealing with shareholders, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour.

Our Board has ultimate responsibility for the stewardship of the Code of Ethics and it monitors compliance through our GHRC Committee and Audit Committee.

The full text of the Code of Ethics is available on our website at https://investors.nuvei.com and on Nuvei’s profile on SEDAR at www.sedar.com.

The Code of Ethics is distributed to, and signed acknowledgements are collected from, each of the Company’s employees when they are hired.

In addition, the Company conducts an annual certification process to monitor compliance with the Code of Ethics and the General Counsel and Corporate Secretary reports on overall compliance to the Board and its committees where appropriate.

If the Company makes any amendment to the Code of Ethics or grants any waivers, including any implicit waiver, from a provision of the Code of Ethics, the nature of such amendment or waiver will be disclosed to the extent required by the rules and regulations of the SEC and the CSA.

To date, no such amendment or waiver has been made or granted, and there have been no material change reports filed that pertain to any conduct of a director or executive officer that constitutes a departure from the Code of Ethics.

Complaint Reporting and Review of Ethical Business Conduct

Directors, officers and employees who believe that a violation of the Code of Ethics or any law, rule or regulation has been or is likely to be committed have an obligation to report their concerns immediately to their supervisor, to the General Counsel and Corporate Secretary, to the Chair of the Audit Committee or through the confidential third-party hotline in accordance with the Company’s Whistleblower Policy.

The General Counsel and Corporate Secretary will report on overall compliance to the Board and its committees where appropriate on any material issues of ethics and integrity that may arise.

In order to foster a climate of openness and honesty in which any concern or complaint pertaining to any known or suspected improper practices, questionable acts, misconduct or other violations of the Code of Ethics can be reported in good faith, without fear of retaliation, harassment or an adverse employment consequence, the Code of Ethics contains policies and procedures to facilitate confidential, anonymous submissions by employees of concerns or complaints, including regarding questionable accounting, internal accounting controls or auditing matters.

To this end, as described in our Whistleblower Policy, employees are encouraged to report concerns through normal management channels. However, if an employee prefers to report a concern outside normal management channels they can do so by contacting the General Counsel and Corporate Secretary, the Chair of the Audit Committee, or by submitting an anonymous report through Nuvei’s confidential third-party hotline. Any such complaints or concerns that are received will be reviewed by the General Counsel and Corporate Secretary and handled in accordance with the procedures described in the Whistleblower Policy. Further, complaints or concerns that name the General Counsel and Corporate Secretary, the Chief Executive Officer, the Chief Financial Officer, the Chair of the Audit Committee, or the Chair of the Board, or one of their respective direct reports, will be forwarded directly to the Chair of the Audit Committee and the Lead Director.

Each of the General Counsel and Corporate Secretary and the Chair of the Audit Committee, if determined to be necessary or appropriate, may engage outside advisors to investigate any matter, and will work with management and legal counsel to reach a satisfactory conclusion.

Outside Director Compensation

As part of its mandate, the GHRC Committee oversees and recommends for approval by the Board executive compensation principles, policies, programs, grants of equity-based incentives and processes, based on the principle that the Company’s compensation should be designed to nurture an entrepreneurial and performance-oriented culture that promotes outstanding service and support to the Company’s business partners.

The GHRC Committee specifically considers and recommends for approval by the Board, all forms of compensation for the Outside Directors, taking into account the responsibilities and risks involved and the importance of not compromising Outside Directors’ independence.

The GHRC Committee also reviews and makes recommendations to the Board on the amount and form of compensation for the Lead Director and the committee chairs. The GHRC Committee may retain any independent firm to advise on Outside Directors’ compensation and fix such firm’s fees and other retention terms.

In the first quarter of Fiscal 2022, the GHRC Committee retained Compensia, an independent compensation advisor, to benchmark the compensation paid to Nuvei’s Outside Directors against market data gathered from the Peer Group.

Based on the results of the benchmarking study, the GHRC Committee recommended to the Board the changes to Outside Directors’ compensation described in the section entitled “Director Compensation – Annual Retainers”.

Board Assessments and Peer Review

The GHRC Committee is responsible for implementing a process to regularly assess the performance and effectiveness of the Board, its committees, the Chair of the Board, the Lead Director, the committee chairs and individual directors.

For Fiscal 2021, a confidential Board evaluation survey was completed by each director for the purpose of evaluating the Board’s responsibilities, functions and operations, as well as the functions and operations of the Board’s committees and the contributions of each individual director (including both self-assessments on the part of each individual director of their own skills and qualifications, and a peer to peer evaluation process, concluded through one-on-one meetings with individual directors, as appropriate). Directors were also invited to make suggestions for improving the performance of the Chair of the Board, Lead Director, committee chairs and fellow individual directors.

The questionnaire covers areas such as board responsibilities, composition and diversity, structure, and meetings, and provides directors with the possibility to provide subjective comments, including with respect to the quality and completeness of the information provided by management.

The results of the questionnaires are compiled by the Corporate Secretary on a confidential basis and a thematic report is submitted to the Chair of the GHRC Committee. As part of the evaluation process, the Chair of the GHRC Committee meets with each Board member individually to engage in a full and frank two-way discussion of any and all issues which either may wish to raise. Independent directors may discuss any of the matters raised during an in-camera meeting, or with the Lead Director. The report, as well as any issues raised during individual interviews, are presented and discussed at the next regular meeting of the GHRC Committee. Based on the outcome of the discussion, the Chair of the GHRC Committee then presents to the Board the GHRC Committee’s findings and its recommendations to enhance the performance and effectiveness of the Board and its committees.

CEO and Executive Succession Planning

The Board, directly and through the GHRC Committee, is responsible for overseeing the existence of appropriate mechanisms regarding succession planning for the Chief Executive Officer and other key management positions, including processes to identify, develop and retain potential successors, as well as policies for Chief Executive Officer selection and succession.

The Board formally addresses succession planning at least once a year with the Chief Executive Officer, where the Chief Executive Officer presents his succession plan, as well as the succession plans of each of the executive officers. The Board assesses whether there is a readiness to fill potential vacancies with qualified people by discussing the qualifications required for the key positions, the competencies and development considerations for each potential successor candidate, and the performance of individual executives in their current roles.

Candidates are considered based on various factors, including (where relevant) executive experience, market and industry expertise, geographic location, familiarity with the Company, the Company’s commitment to having a diverse and inclusive management team, as well as past successes in achieving particular corporate goals. The directors also meet with members of the management team through their participation in meetings and presentations to the Board and its committees, as well as occasionally through site visits or informal meetings throughout the year, which allows directors to identify and get better acquainted with members of the management team who are potential future leaders of the Company and to obtain a broader perspective on issues relevant to the Company.

The executive succession plan is integrated with the Company’s overall succession planning process, the primary objective of which is to identify individuals who are able to move into key leadership roles not only in the normal course of the Company’s growth but also in the event of an unplanned vacancy, and to assist these individuals in developing their skills and competencies and, if there are gaps in readiness, to identify roles for which an external talent search may be required. The Company’s succession plan for key roles within the organization focuses on the development of talent in these key roles, and the management of talent by providing adequate development plans, coaching and training.

Directors and Officers’ Liability Insurance

Our and our subsidiaries’ directors and officers are covered under our existing directors’ and officers’ liability insurance. Under this insurance coverage, directors and officers of the Company and its subsidiaries will be reimbursed for insured claims arising during the performance of their duties for which they are not indemnified by us or our subsidiaries.

Excluded from insurance coverage are illegal acts, acts which result in personal profit and certain other acts. The Company has also entered into indemnification agreements with each of its directors and executive officers.

The indemnification agreements generally require that the Company indemnify and hold the indemnitees harmless to the greatest extent permitted by law for liabilities arising out of the indemnitees’ service to the Company as directors and executive officers, provided that the indemnitees acted honestly and in good faith and in a manner the indemnitees reasonably believed to be in or not opposed to the Company’s best interests and, with respect to criminal and administrative actions or proceedings that are enforced by monetary penalty, the indemnitees had no reasonable grounds to believe that his or her conduct was unlawful.

Attendance at Board and Committee Meetings

The Company expects its directors to commit sufficient time and effort to its business and to attend all meetings of the Company’s shareholders, meetings of the Board, and meetings of the committees on which they serve. Directors are also required to attend a minimum of 75% of all regularly scheduled Board and committee meetings on which they serve, held during the year, except where the GHRC Committee determines that there are extenuating circumstances beyond a director’s control that prevent the director from meeting this attendance requirement. The GHRC Committee will report any such exception and the reasons therefor to the Board. Board and committee meeting schedules are provided to directors in advance and are updated on an ongoing basis to optimize director attendance.

During Fiscal 2021, the Board met a total of seven times, the Audit Committee met a total of four times, and the GHRC Committee met a total of six times.

The following table provides the record of attendance by each director at meetings of the Board and its committees during Fiscal 2021. As is apparent from the table, the directors demonstrated a strong commitment to their roles and responsibilities through a near to full attendance rate at Board and committee meetings.

Record of Attendance by Directors for Fiscal 2021

Directors	Board of Directors 7 Meetings		Board Committees						Overall Attendance
			Audit Committee 4 Meetings		GHRC Committee 6 Meetings		Overall Committee Meeting Attendance
	No.	%	No.	%	No.	%	No.	%	No.	%

Philip Fayer(1)	7/7	100	-	-	-	-	-	-	7/7	100

Michael Hanley	7/7	100	4/4	100	6/6	100	10/10	100	17/17	100

David Lewin	7/7	100	4/4	100	6/6	100	10/10	100	17/17	100

Daniela Mielke(2)	7/7	100	2/2	100	3/4	75	5/6	83	12/13	92

Pascal Tremblay	7/7	100	4/4	100	6/6	100	10/10	100	17/17	100

(1)

As Chief Executive Officer of the Company, Philip Fayer is not a member of any Board committee, although he attends committee meetings as a non-voting participant at the invitation of the committee chairs.

(2)	Ms. Mielke was appointed to the Audit Committee and the GHRC Committee as of May 7, 2021.

Risk Management

The Board has implemented a risk governance framework to understand critical risks in the Company’s business and strategy, allocate responsibilities for risk oversight among the full Board and its committees, oversee the systems in place to identify and manage business risks and opportunities, and foster an appropriate culture of risk awareness.

Through the Audit Committee and, for governance, compensation and human resources risks, the GHRC Committee, the Board oversees management of the principal risks to which the Company is exposed, and ensures the implementation of appropriate methods and processes by management to identify, evaluate, manage, mitigate and report on these risks in a proactive manner. In this regard, the Board’s responsibilities include, among others, to: oversee the systems in place to identify and assess the principal risks of the Company’s business and ensure the implementation of appropriate systems to manage such risks; satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the organization; oversee the Company’s approach to corporate governance as well as its corporate governance principles and practices; monitor and review, as appropriate, the Company’s environmental, social responsibility, diversity and inclusion, and health and safety policies and practices; and oversee the adequacy of the Company’s processes to ensure compliance by the Company with applicable legal and regulatory requirements.

The Board also adopts, reviews and oversees compliance with the Company’s Code of Ethics, Trading Policy, Disclosure Policy, Authorization Policy, Whistleblower Policy, Related Person Transactions Policy and any such other policies that may be adopted by the Board from time to time based on the reports and recommendations received periodically from the Audit Committee and the GHRC Committee, with the purpose of promoting integrity and ethical business conduct and deterring wrongdoing.

While risk management is a general responsibility of each committee of the Board, specifically in performing their respective duties, the Audit Committee oversees the Company’s processes for identifying, assessing and managing business, operational, and financial risks, including derivative and tax risks, as well as security risks, including cybersecurity. As part of its risk oversight role, the Audit Committee reviews complaints received through the third-party whistleblower hotline and oversees the investigation thereof, if required. The GHRC Committee oversees the Company’s exposure to and mitigation of risks related to executive compensation policies and practices, as well as compliance with policies related to business ethics and corporate social responsibility.

Shareholder Engagement

The Board recognizes the importance of engaging in constructive and meaningful communications with shareholders and values their input and insights. To facilitate this engagement, the Board has adopted a Shareholder Engagement Policy, which outlines how the Board may communicate with shareholders, how shareholders may communicate with the Board, and which topics are appropriate for the Board to address.

The Board encourages shareholders to participate in the Company’s annual shareholder meetings as these meetings provide a valuable opportunity to discuss our activities and general business, financial situation, corporate governance, and other important matters. From time to time, the Lead Director and/or the Chair of the GHRC Committee may meet with institutional shareholders to discuss governance-related topics.

To facilitate communication and engagement with the Company’s shareholders, shareholders may also contact and provide feedback directly to the Board or the independent directors via the Company’s investor relations department at IR@nuvei.com. If a shareholder wishes to contact the independent members of the Board, they should address such communication to the Lead Director and Chair of the Audit Committee, Michael Hanley, at AuditChair@nuvei.com.

In addition, Nuvei’s website provides extensive information about the Board, the Board committees and their charters, Nuvei’s main corporate policies, and governance framework. A copy of the Shareholder Engagement Policy is available on the Company’s website at https://investors.nuvei.com.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at December 31, 2021, none of our directors or executive officers, and none of their respective associates, is indebted to us or any of our subsidiaries or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided to us or any of our subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described elsewhere in this Circular or in the section entitled “General Development of Nuvei’s Business – Three Year Business Development History” of the Company’s AIF, no director or executive officer of Nuvei, and to the knowledge of the directors and executive officers of Nuvei, (i) no person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10 percent of any class of Nuvei’s voting shares, (ii) nor any of such persons’ or companies’ associates or affiliates, (iii) nor any associates or affiliates of any director or executive officer of Nuvei, has had a material interest, direct or indirect, that has materially affected or is reasonably expected to materially affect the Company since the commencement of the Company’s most recently completed financial year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person or company who has been a director or executive officer of the Company at any time since the beginning of the Company’s last financial year, or of any proposed director, or of any associate or affiliate of any such persons, in any matter to be acted upon at the Meeting.

NORMAL COURSE ISSUER BID

On March 8, 2022, the Company announced a normal course issuer bid (“NCIB”) to purchase for cancellation a maximum of 6,617,416 Subordinate Voting Shares, representing approximately 10% of the Company’s “public float” (as defined in the TSX Company Manual) of Subordinate Voting Shares as at

February 28, 2022. The Company is authorized to make purchases under the NCIB during the period from March 10, 2022 to March 9, 2023 in accordance with the requirements of the TSX and the Nasdaq and applicable securities laws. Since the implementation of the NCIB, the Company repurchased for cancellation a total of 1,408,766 Subordinate Voting Shares for a total cost of $88,728,192.

Shareholders may obtain a copy of the Company’s Notice of Intention relating to its NCIB, without charge, by contacting Nuvei’s investor relations department at IR@nuvei.com.

OTHER INFORMATION

Additional Information

Additional information relating to Nuvei is available on Nuvei’s profiles on SEDAR at www.sedar.com and on EDGAR at www.sec.gov, and on the Company’s website at https://investors.nuvei.com. Shareholders may obtain without charge additional copies of Nuvei’s consolidated financial statements and management’s discussion and analysis from the Company’s Corporate Secretary by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4. Financial information regarding Nuvei is provided in its consolidated financial statements and management’s discussion and analysis for Fiscal 2021.

Shareholder Proposals

A shareholder intending to submit a proposal at an annual meeting of shareholders must comply with applicable laws. Any proposal to be considered at the next annual shareholders’ meeting to be held in respect of the fiscal year ending on December 31, 2022 must be received by the Company’s Corporate Secretary by email at corporatesecretary@nuvei.com or by written request to 1100 René-Lévesque Boulevard West, 9th Floor, Montréal, Québec, Canada H3B 4N4 by no later than January 15, 2023. In addition, pursuant to the Company’s Advance Notice By-law, a shareholder wishing to nominate a director is required to provide notice, in the prescribed form, within the prescribed time periods set forth above under “Advance Notice Requirements for Director Nominations”.

APPROVAL OF MANAGEMENT INFORMATION CIRCULAR

The contents and the sending of this Circular have been approved by the Board.

Dated: April 14, 2022.

SCHEDULE A-1

SPECIAL RESOLUTION OF THE SHAREHOLDERS IN RESPECT OF THE PLAN OF ARRANGEMENT

BE IT RESOLVED THAT:

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The arrangement (the “Arrangement”) under the Canada Business Corporations Act (the “CBCA”) of Nuvei Corporation (the “Company”), as more particularly described and set forth in the management proxy circular (the “Circular”) dated April 14, 2022 of the Company accompanying the notice of this meeting, as the Arrangement may be amended, modified or supplemented, is hereby authorized, approved and adopted.

2

The plan of arrangement of the Company (the “Plan of Arrangement”), the full text of which is set out in Schedule “A-2” of the Circular (as it has been or may be amended, modified or supplemented in accordance with its terms), is hereby authorized, approved and adopted.

3

The amendment of the Company’s articles of amalgamation (as amended by the Company’s articles of amendment and otherwise amended from time to time, the “Articles”) by way of the filing of articles of arrangement (the “Articles of Arrangement”), the full text of which is set out in Schedule “A-4” of the Circular (as it has been or may be amended, modified or supplemented in accordance with the Plan of Arrangement and the interim order in relation thereto) (the “Amendments”), are hereby ratified and approved.

4

The Company is hereby authorized to apply for a final order from the Superior Court of Québec to approve the Arrangement on the terms set forth in the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular).

5

Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Superior Court of Québec, the directors of the Company are hereby authorized and empowered, without notice to or approval of the shareholders of the Company, to (i) amend, modify or supplement the Plan of Arrangement or the Articles of Arrangement, and (ii) not to proceed with the Arrangement or the Amendments to the Articles.

6

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director, appointed under section 260 of the CBCA, the Articles of Arrangement and such other documents as are necessary or desirable to give effect to the Arrangement, such determination to be conclusively evidenced by the execution and delivery of such Articles of Arrangement and any such other documents.

7

Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

SCHEDULE A-2

PLAN OF ARRANGEMENT

See attached.

PLAN OF ARRANGEMENT UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

INTERPRETATION

1.1	Definitions.

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following words and terms shall have the meanings hereinafter set forth:

(a)	“acting jointly or in concert” has the meaning set forth in Regulation 62-104 respective Take-Over Bids and Issuer Bids (Québec) (V-1.1, r.35);

(b)

“affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person;

(c)

“Applicable Laws” means all applicable provisions of all: (i) constitutions, treaties, statutes, compacts or laws governing any activities conducted or proposed to be conducted by the Corporation or any of its affiliates and rules, regulations, codes and ordinances of Governmental Authorities and all administrative or judicial orders or decrees or other laws pursuant to which any Governmental Authority possesses regulatory, licensing, permitting or similar authority over any activities conducted or proposed to be conducted by the Corporation or any of its affiliates, within its jurisdiction; (ii) orders, decisions, determinations, interpretations, judgments, awards, decrees, approvals, consents and waivers of any Governmental Authority; and (iii) operating or service agreements, including all amendments thereto, with any agency, corporation or other body responsible for the conduct and management, on behalf of any Governmental Authority, of any activities conducted or proposed to be conducted by the Corporation or any of its affiliates;

(d)

“Arrangement”, “herein”, “hereof”, “hereto”, “hereunder” and similar expressions mean and refer to the arrangement pursuant to Section 192 of the CBCA set forth in this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Corporation, the whole as supplemented, modified or amended;

(e)	“Arrangement Resolution” means the special resolution approving this Plan of Arrangement to be considered at the Meeting by the Shareholders voting together as a single class;

(f)	“Articles of Arrangement” means the articles in respect of the Arrangement required under subsection 192(6) of the CBCA to be filed with the Director after the Final Order has been granted;

(g)

“Articles” means the articles of amalgamation of the Corporation dated September 22, 2020, as amended by the articles of amendment of the Corporation dated September 22, 2020, and as further amended from time to time;

(h)

“Business Day” means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open for business in the City of Montreal, in the Province of Quebec, for the transaction of banking business;

(i)	“CBCA” means the Canada Business Corporations Act, R.S.C., 1985, c. C-44;

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(j)	“Certificate” means the certificate to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

(k)	“Corporation” means Nuvei Corporation, a corporation amalgamated under the laws of Canada;

(l)	“Court” means the Superior Court of Quebec;

(m)	“Director” means the director appointed under Section 260 of the CBCA;

(n)

“Dissenting Holder” means a registered Shareholder who has validly exercised its Dissent Rights pursuant to and in the manner set forth in the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement) and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights;

(o)	“Dissent Rights” has the meaning set forth in Section 4.1;

(p)	“Effective Date” means the date the Arrangement is effective under the CBCA, as endorsed by the Certificate;

(q)	“Effective Time” means 12:01 a.m. (Montreal time) on the Effective Date as endorsed by the Certificate;

(r)

“Final Order” means the final order of the Court approving the Arrangement as such order may be amended or varied by the Court (with the consent of the Corporation) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that such amendment is acceptable to the Corporation) on appeal;

(s)

“Governmental Authority” means any nation or government (including tribal governments), any federal, state, province, territory, city, municipal entity or other political subdivision thereof, and any governmental, executive, legislative, judicial, administrative or regulatory agency, department, authority, instrumentality, commission, board, bureau or similar body, whether federal, state, provincial, territorial, local, tribal or foreign;

(t)

“Interim Order” means the interim order of the Court, in a form acceptable to the Corporation, concerning the Arrangement and providing for, among other things, declarations and directions with respect to the Arrangement and the holding of the Meeting, as such order may be amended by the Court with the consent of the Corporation;

(u)

“Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement of such annual and special meeting, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

(v)	“Multiple Voting Shares” means the multiple voting shares in the share capital of the Corporation;

(w)	“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company;

(x)

“Plan of Arrangement” means this plan of arrangement under Section 192 of the CBCA, and any amendments or variations made in accordance therewith or made at the direction of the Court in the Final Order with the prior written consent of the Corporation;

(y)	“Shares” means shares of any class in the capital of the Corporation, including the Subordinate Voting Shares and the Multiple Voting Shares of the Corporation;

2

(z)	“Shareholders” means the holders and the beneficial owners of the Subordinate Voting Shares and the holders and the beneficial owners of the Multiple Voting Shares;

(aa)	“Subordinate Voting Shares” means the subordinate voting shares in the share capital of the Corporation;

(bb)	“Transfer Agents” means AST Trust Company (Canada) and American Stock Transfer & Trust Company, LLC.

1.2

Headings, etc. The division of this Plan of Arrangement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the construction or interpretation of this Plan of Arrangement.

1.3	References. Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4

Certain Phrases, etc. Unless the context requires otherwise, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individual, limited or general partnership, limited liability Corporation, limited liability partnership, trust, joint venture, association, body corporate, trustee, executor, administrator, legal representative, government (including any Governmental Authority) or any other entity, whether or not having legal status

1.5

Business Days. In the event that the date on which any action is required to be taken hereunder is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place, except that the Effective Date can fall on a date that is not a Business Day.

1.6

Computation of Time. A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. on the next Business Day if the last day of the period is not a Business Day.

1.7

Statutes. References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8	Governing Law. This Plan of Arrangement shall be governed by and construed in accordance with the laws of the Province of Québec and the laws of Canada applicable therein.

1.9	Time References. References to time herein are to local time, Montreal, Quebec.

ARTICLE 2

BINDING EFFECT

2.1

Upon the filing of the Articles of Arrangement and the issuance of the Certificate, this Plan of Arrangement shall become, at and after the Effective Time, effective and binding on: (i) all the Shareholders (including Dissenting Holders), (ii) the Corporation, (iii) the Transfer Agents, and (iv) all other Persons, without any further formality required on the part of any Person, except as expressly provided herein.

ARTICLE 3

THE ARRANGEMENT

3.1	At the Effective Time, the following events shall occur and shall be deemed to occur in the following order without any further authorization, act or formality on the part of any Person:

3

(a)

Schedule 1 of the Articles shall be amended and replaced, and shall be deemed to be amended and replaced, with the form of Schedule 1 attached to this Plan of Arrangement as Exhibit I, to, among other things, add certain constrained share ownership provisions providing the Corporation with, among other measures, the right to redeem, repurchase or force the sale of, Shares held by a Person who has crossed an ownership threshold prescribed by Applicable Laws or who has been determined or deemed to be unsuitable under Applicable Laws, the whole, as further set forth in Schedule 1 attached to this Plan of Arrangement as Exhibit I;

(b)	the Articles of Arrangement in the form attached as Exhibit I to this Plan of Arrangement shall be adopted and the Corporation’s Articles shall be amended accordingly; and

(c)

each Dissenting Holder that has validly exercised Dissent Rights shall cease to have any rights in respect of all of its Shares, other than the right to be paid the fair value of its Shares by the Corporation in accordance with and subject to the terms of the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement).

3.2

Each Shareholder, with respect to each step set out in Section 3.1 applicable to such holder, shall be deemed, at the time such step occurs, to have executed and delivered all necessary or required consents, releases, assignments, instruments, certificates, powers of attorney and waivers, statutory or otherwise, relating to or in connection with the completion of such step.

3.3

The Articles of Arrangement and the Certificate shall be filed and issued, respectively, with regard to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Section 3.1 has become effective in the sequence and at the times set out therein.

3.4	Other than as expressly provided for herein, no portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

ARTICLE 4

DISSENT RIGHTS

4.1	Dissent Rights

(a)

Registered holders of Shares may exercise dissent rights (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in Section 190 of the CBCA, as modified by the Interim Order, the Final Order and this Section 4.1, provided that, notwithstanding Subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in Subsection 190(5) of the CBCA must be received by the Corporation at its registered office no later than 5:00 p.m. (local time in place of receipt) two Business Days immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time).

(b)

Subject to Section 4.1(c), Dissenting Holders shall be entitled to be paid the fair value of such Shares by the Corporation, less any applicable withholdings pursuant to 4.3, which fair value, notwithstanding anything to the contrary in Part XV of the CBCA, shall be determined as of the close of business on the day before the Arrangement Resolution was adopted, and shall not be entitled to any other payment or consideration.

(c)

Notwithstanding Section 3.1(c), Dissenting Holders who are ultimately not entitled, for any reason, to be paid the fair value for their Shares, shall be deemed to have withdrawn their exercise of Dissent Rights and their rights in respect of all of their Shares shall be reinstated pursuant to and in the manner set forth in the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement).

4

4.2	Recognition of Dissenting Holders

(a)

In no case shall the Corporation or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Shares in respect of which such rights are sought to be exercised.

(b)	In no case shall the Corporation or any other Person be required to recognize any holder of Shares who exercises Dissent Rights as a holder of such Shares after the Effective Time.

(c)

In addition to any other restrictions under Section 190 of the CBCA, Shareholders who vote or have instructed a proxyholder to vote Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights.

4.3	Withholding Rights

(a)

The Corporation shall be entitled to deduct and withhold (or cause its Transfer Agents to deduct and withhold) from any amount payable to a Dissenting Holder pursuant to the CBCA (as modified by the Interim Order, the Final Order and this Plan of Arrangement) such amounts as the Corporation determines, acting reasonably, are required or permitted to be deducted and withheld with respect to such payment under the Income Tax Act (Canada), the United States Internal Revenue Code of 1986 or any provision of any other applicable law and shall remit such deduction and withholding to the appropriate Governmental Authority. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Person in respect of which such withholding was made, provided that such amounts are actually remitted to the appropriate Governmental Authority.

ARTICLE 5

AMENDMENTS AND WITHDRAWAL

5.1	The Corporation may amend this Plan of Arrangement at any time, provided that each such amendment must be set out in writing and filed with the Court.

5.2

Any amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time by the Corporation without the approval of the Court or of the Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Corporation, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement or is not adverse to the financial or economic interests of any holder of Shares.

5.3

Subject to Section 5.2, any amendment to this Plan of Arrangement may be proposed by the Corporation at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the Persons voting at the Meeting (other than as required by the Interim Order), shall become part of this Plan of Arrangement for all purposes.

5.4

Subject to Section 5.2, the Corporation may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders.

5.5	This Plan of Arrangement may be withdrawn and the Corporation may not proceed with this Plan of Arrangement prior to the Effective Time in accordance with the Arrangement Resolution.

5

ARTICLE 6

FURTHER ASSURANCES

6.1

Notwithstanding that the transactions and events set out herein shall occur and be deemed to occur in the order set out in Section 3.1 and shall become effective without any further act or formality, the Corporation shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to further document or evidence any of the transactions or events set out herein.

*        *        *

6

EXHIBIT I

See attached.

7

SCHEDULE 1

AUTHORIZED SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Preferred Shares, issuable in series, each with the rights, privileges, restrictions and conditions set out in this Schedule.

1.1	Definitions

The following terms shall have the following respective meanings:

(1)	“Act” means the Canada Business Corporations Act.

(2)	“acting jointly or in concert” has the meaning set forth in Regulation 62-104 respective Take-Over Bids and Issuer Bids (Québec) (V-1.1, r.35).

(3)

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person.

(4)

“Applicable Laws” means all applicable provisions of all: (i) constitutions, treaties, statutes, compacts or laws governing any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates and rules, regulations, codes and ordinances of Governmental Authorities and all administrative or judicial orders or decrees or other laws pursuant to which any Governmental Authority possesses regulatory, licensing, permitting or similar authority over any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates, within its jurisdiction; (ii) orders, decisions, determinations, interpretations, judgments, awards, decrees, approvals, consents and waivers of any Governmental Authority; and (iii) operating or service agreements, including all amendments thereto, with any agency, corporation or other body responsible for the conduct and management, on behalf of any Governmental Authority, of any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates.

(5)	“Board” means the board of directors of the Corporation.

(6)	“Caisse Group Permitted Holders” means CDP Investissements Inc. and any of its Affiliates.

(7)

“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction involving the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (a) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the amalgamated or continuing entity or its parent) (i) more than 50% of the total voting power represented by the voting securities of the Corporation, the amalgamated or continuing entity or its parent and (ii) more than 50% of the total number of outstanding shares of the Corporation, the amalgamated or continuing entity or its parent, in each case as outstanding immediately after such transaction, and (b) the shareholders of the Corporation immediately prior to the transaction own voting securities of the Corporation, the amalgamated or continuing entity or its parent immediately following the transaction in substantially the same proportions (vis a vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction.

(8)

“Convertible Securities” means any securities, instruments or rights that may from time to time be convertible into, or exchangeable for, or which carry the right for the holder to purchase or otherwise acquire, Securities.

(9)	“Corporation” means Nuvei Corporation.

(10)

“Fayer Group Permitted Holders” means (a) Mr. Philip Fayer and any Members of the Immediate Family of Mr. Philip Fayer, and (b) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (a) above.

(11)

“Governmental Authority” means any nation or government (including tribal governments), any federal, state, province, territory, city, municipal entity or other political subdivision thereof, and any governmental, executive, legislative, judicial, administrative or regulatory agency, department, authority, instrumentality, commission, board, bureau or similar body, whether federal, state, provincial, territorial, local, tribal or foreign.

(12)

“Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Corporation’s or any of its Affiliates’ actual or proposed activities in compliance with Applicable Laws.

(13)

“Members of the Immediate Family” means, with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including, without limitation, a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

(14)	“Notice” has the meaning ascribed thereto in subsection 1.4(3).

(15)

“Novacap Group Permitted Holders” means Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P. and Novacap TMT V Co-Investment (Nuvei), L.P. and any of their Affiliates.

(16)

“ownership”, “ownership interest”, “own” (and derivatives thereof) means any direct or indirect (a) registered and/or legal ownership as evidenced in the Corporation’s securities register and/or the register of securities maintained by any of the Corporation’s transfer agents, (b) beneficial ownership pursuant to the definitions of “beneficial ownership” or “beneficial interest” in Part 1, paragraph 2(1) of the Act, deemed beneficial ownership within the meaning of subsections 1(5) and 1(6) of the Securities Act (Ontario), or beneficial ownership pursuant to the definition of “beneficial owner” as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934 (but without regard to any requirement of a security to be registered under Section 12 of the U.S. Securities Act of 1933), in each case, as the same may be amended from time to time, (c) power to exercise control or direction over a Security, or (d) such other meaning of ownership or control or direction, ownership interest, beneficial interest or beneficial ownership pursuant to Applicable Laws or as may be defined, determined or interpreted by a Regulatory Authority.

(17)	“Participating Shares” means, collectively, the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation.

(18)	“Permitted Holders” means any of (a) the Fayer Group Permitted Holders, (b) the Novacap Group Permitted Holders, and (c) the Caisse Group Permitted Holders.

(19)	“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

(20)	“principal stock exchange” means, at any time, the stock exchange in Canada or the United States on which the highest volume of Securities is generally traded at that time, as determined by the Board.

(21)

“Regulatory Authority” means any Governmental Authority with regulatory, licensing, permitting or similar authority or jurisdiction over any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates in any jurisdiction.

(22)

“Repurchase Date” means the date on which the Corporation will repurchase and pay for the Securities pursuant to subsection 1.4(5). The Repurchase Date will not be less than 30 days following the date of the Notice unless a Regulatory Authority requires that the Securities be repurchased as of an earlier date, in which case, the Repurchase Date will be such earlier date.

(23)

“Repurchase Price” means a price per Security equal to (i) 95% of the volume weighted average trading price of the Securities for the 20 trading days on which at least one board lot of shares has traded on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the Board shall determine) preceding the Repurchase Date, or (ii) if the applicable class of Securities are not listed or quoted on a stock exchange or the requisite trading of Securities has not occurred on any stock exchange or other organized market, the amount as is determined by the Board of Directors of the Corporation, acting reasonably and in good faith, to be the fair value of the Securities to be repurchased; or, in either such case, such lower price per Security as may be required by any applicable Regulatory Authority.

(24)	“Securities” means shares of any class in the capital of the Corporation, including the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation.

(25)	“shareholder default” has the meaning ascribed thereto in subsection 1.4(3).

(26)

“Significant Interest” means, as applicable, (i) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in Applicable Laws from time to time) of either (A) the total number of all issued and outstanding Securities (or of any class of issued and outstanding Securities, as may be established in Applicable Laws from time to time) (B) the total voting power ascribed to all issued and outstanding Securities, or (ii) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in Applicable Laws from time to time) of the value of the aggregate paid up capital of the Corporation.

(27)

“Subject Securityholder” means any Person, group of Persons acting jointly or in concert, or group of Persons who, in the reasonable opinion of the Board, are acting jointly or in concert, that hold, acquire or propose to acquire, directly or indirectly, Securities.

(28)	“Tranche Interest” has the meaning ascribed thereto in subsection 1.4(1). (29) “Triggering Event” means the occurrence of any of the following:

(i)	the Corporation becoming aware that a Subject Securityholder has contravened, or may in the reasonable opinion of the Board contravene, subsection 1.4(1);

(ii)	the ownership of Securities by a Subject Securityholder is, or may in the reasonable opinion of the Board be, inconsistent with Applicable Laws;

(iii)

the ownership of the Securities by the Subject Securityholder jeopardizes, or may, in the reasonable opinion of the Board be expected to jeopardize, the ability of the Corporation or any of its Affiliates to maintain or obtain a License or cause or otherwise result in the imposition of materially burdensome or unacceptable terms or conditions on any License, or in the imposition of material fines, penalties or other liabilities on the Corporation or any of its Affiliates;

(iv)

a Subject Securityholder, who is requested or required pursuant to any Applicable Law to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any Regulatory Authority that is relevant to its determination of the suitability, fitness or qualification of such Subject Securityholder with respect to owning Securities and either refuses to do so or otherwise fails to comply with such request or requirement within a reasonable period of time;

(v)	a Subject Securityholder is determined or shall have been determined by a Regulatory Authority not to be suitable, “fit and proper” or qualified with respect to owning Securities; or

(vi)	a Triggering Event is deemed to have occurred as set forth in the second paragraph of subsection 1.4(6).

(30)	“Voting Share” means a Multiple Voting Share, a Subordinate Voting Share and any Preferred Share carrying the right to vote.

A Person is “controlled” by another Person or other Persons if: (a) in the case of a corporation, company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, company or other body corporate; (b) in the case of a Person that is an unincorporated entity other than a limited partnership, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; or (c) in the case of a limited partnership, the other Person is the general partner of such limited partnership; and “controls,” “‘controlling” and “under common control with” shall be interpreted accordingly.

1.2	Subordinate Voting Shares and Multiple Voting Shares

The rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares and the Multiple Voting Shares shall be as follows:

(1)	Dividends; Rights on Liquidation, Dissolution, or Winding-Up

The Subordinate Voting Shares and the Multiple Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attached to the Preferred Shares and shall rank pari passu with each other, share for share, as to the right to receive dividends and any amount payable on any distribution of assets constituting a return of capital and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Subordinate Voting Shares and Multiple Voting Shares shall, subject always to the rights of the holders of Preferred Shares, be entitled to receive (a) such dividends and any amount payable on any distribution of assets constituting a return of capital as and when declared by the Board, and (b) in the event of the liquidation, dissolution or winding- up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (a) and (b) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Subordinate Voting Shares and the Multiple Voting Shares were of one class only; provided, however, that in the event of the payment of a dividend in the form of Participating Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

(2)	Meetings and Voting Rights

Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend and vote at, all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to ten votes and each Subordinate Voting Share shall entitle the holder thereof to one vote, and the holders of Subordinate Voting Shares and Multiple Voting Shares shall vote together as a single class, except as otherwise expressly provided herein or as provided by law.

(3)	Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares shall be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

(4)	Voluntary Conversion

The Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Subordinate Voting Share, in the following manner:

(a)

The conversion privilege for which provision is made in this subsection 1.2(4) shall be exercised by notice in writing given to the transfer agent of the Corporation, if one exists, and if not, to the Corporation at its registered office, accompanied by a certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation. Such notice shall be signed by the holder of the Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Multiple Voting Shares which such holder desires to have converted. On any conversion of Multiple Voting Shares, the Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Corporation in respect of such transfer, in such name or names as such registered holder may direct in writing.

(b)

Upon receipt of such notice and certificate or certificates, if any, and, as applicable, compliance with such other requirements, the Corporation shall, at its expense, effective as of the date of such receipt and, as applicable, compliance, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing such Multiple Voting Shares and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the conversion of such Multiple Voting Shares, or the equivalent in any non- certificated inventory system administered by any applicable depository or transfer agent of the Corporation. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not converted.

(5)	Automatic Conversion

(a)

Upon the first date that a Multiple Voting Share shall be held by a Person other than a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share, on a share-for-share basis, effective immediately, and the Corporation shall, at its expense, effective as of such date, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares subject to such automatic conversion, add the holder to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing the Multiple Voting Shares so deemed to have been converted for Subordinate Voting Shares, and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation, and, against receipt from such holder of the certificate or certificates representing the Multiple Voting Shares in respect of which such conversion has been deemed to have been exercised, as applicable, deliver to such holder a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation. If less than all of the Multiple Voting Shares represented by any certificate are automatically converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not converted against delivery of such original certificate.

(b)	In addition:

(i)

all Multiple Voting Shares held by the Fayer Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Fayer Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares;

(ii)

all Multiple Voting Shares held by the Novacap Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Novacap Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares; and

(iii)

all Multiple Voting Shares held by the Caisse Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Caisse Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares, and, in any such case, the Corporation shall, at its expense, effective as of such date, remove or cause the removal of the relevant group of Permitted Holders from the register of holders in respect of the Multiple Voting Shares subject to such automatic conversion, add the relevant group of Permitted Holders to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing the Multiple Voting Shares so converted for Subordinate Voting Shares, and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation, and, against receipt from the relevant group of Permitted Holders of the certificate or certificates representing the Multiple Voting Shares in respect of which such automatic conversion has occurred, as applicable, deliver to such holders a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation.

(c)

The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Multiple Voting Shares to Subordinate Voting Shares and the general administration of this dual class share structure as it may deem necessary or advisable, and may from time to time request that holders of Multiple Voting Shares furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Multiple Voting Shares and to confirm that a conversion to Subordinate Voting Shares has not occurred. A determination by the Corporate Secretary of the Corporation that a conversion of Multiple Voting Shares to Subordinate Voting Shares has occurred shall be conclusive and binding.

(6)	Right to Subscribe

(a)

In the event, subsequent to the initial public offering of the Subordinate Voting Shares, of any distribution or issuance, including by way of a share dividend (unless such a dividend is declared and payable in respect of Multiple Voting Shares pursuant to subsection 1.2(1) above) (a “Distribution”) of Voting Shares (other than Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or Voting Shares issued pursuant to the exercise of a right attached to any security of the Corporation issued prior to the Distribution) (the “Subject Voting Shares”) or of securities convertible or exchangeable into Subject Voting Shares or giving the right to acquire Subject Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Subject Voting Shares or any other securities of the Corporation in favour of the management, directors, employees or consultants of the Corporation) (the “Convertible Securities” and, together with the Subject Voting Shares, the “Distributed Securities”), the Corporation shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully-diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

(b)

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the

Corporation of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed; (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Subject Voting Shares other than Subordinate Voting Shares, the higher of (A) the weighted average price of the transactions on the Subordinate Voting Shares on the Toronto Stock Exchange (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Subject Voting Shares or (B) the weighted average price of transactions on the Subordinate Voting Shares on the Toronto Stock Exchange (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Subject Voting Shares.

(c)

The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

(d)

The right to receive Rights to Subscribe, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Corporation.

(e)	Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Corporation.

(f)	An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Corporation to comply with the provisions of this subsection 1.2(6).

(7)	Certain Class Votes

(a)

Neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the Act. Neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the Act unless such exchange, reclassification or cancellation: (i) affects only the holders of that class; or (ii) affects the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class as provided herein or as provided by law in respect of such exchange, reclassification or cancellation.

(b)

In connection with any Change of Control Transaction requiring approval of the holders of Subordinate Voting Shares and Multiple Voting Shares under the Act, holders of Subordinate Voting Shares and Multiple Voting Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares in respect of a resolution approving such Change of Control Transaction and by a majority of the votes cast by the holders of outstanding Multiple Voting Shares in respect of a resolution approving such Change of Control Transaction, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

(8)	Single Class

Except as otherwise provided herein, Subordinate Voting Shares and Multiple Voting Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act.

1.3	Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares shall be as follows:

(1)	Directors’ Right to Issue One or More Series

The Preferred Shares may at any time and from time to time be issued in one or more series. Prior to the issuance of Preferred Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of Preferred Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preferred Shares of such series, including, but without limiting or restricting the generality of the foregoing, rights, privileges, restrictions and conditions with respect to:

(a)	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation is subject to change or adjustment in the future;

(b)	whether any dividends are cumulative, partly cumulative or non-cumulative;

(c)	the dates, manner and currency of payments of any dividends and the date from which any dividends accrue or become payable;

(d)	voting rights, if any;

(e)

if redeemable, retractable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption, retraction or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(f)	any rights of conversion, exchange or reclassification and the terms and conditions of any such rights; and

(g)	any other rights, privileges, restrictions and conditions, not inconsistent with these provisions, attaching to such series of Preferred Shares,

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

(2)	Ranking of Preferred Shares of each Series

The Preferred Shares of each series shall, with respect to payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank (a) pari passu with the Preferred Shares of every other series and (b) senior to the Multiple Voting Shares, the Subordinate Voting Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these provisions, over the Multiple Voting Shares, the Subordinate Voting Shares and the shares of any other class ranking junior to the Preferred Shares as may be fixed by directors’ resolution in accordance with subsection 1.3(1) above.

(3)	Voting Rights

Except as hereinafter specifically provided, as required by the Act, by law or as may be required by an order of a court of competent jurisdiction or in accordance with any voting rights which may be attached to any series of Preferred Shares, the holders of Preferred Shares shall not be entitled as such to receive notice of, or attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any meeting. The holders of Preferred Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on any proposal to amend the articles of the Corporation referred to in paragraph (a), (b) or (e) of subsection 176(1) of the Act. In the event of any meeting of the holders of Preferred Shares, or any series thereof, each holder of Preferred Shares shall be entitled to one vote in respect of each Preferred Share held. Any approval required to be given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all the holders of the then outstanding Preferred Shares or by a resolution passed by the affirmative vote of not less 66 2⁄3% of the votes cast by holders of Preferred Shares who voted in respect of that resolution at a meeting of the holders of Preferred Shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than 25% of the then outstanding Preferred Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of Preferred Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66 2⁄3% of the votes cast by the holders of Preferred Shares at such meeting shall constitute the approval of the holders of Preferred Shares. Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

1.4	Constraints on Ownership of Securities

(1)	Limitation on Ownership of Securities

No Subject Securityholder shall acquire, directly or indirectly, in one or more transactions, ownership of Securities, that, together with the Securities, Convertible Securities and other securities of the Corporation owned by the Subject Securityholder on the date of the acquisition (assuming the exercise, settlement, exchange or conversion of the outstanding Convertible Securities held by the Subject Securityholder), represent or exceed a Significant Interest or, thereafter, any increment and/or multiple of a Significant Interest (each such other threshold, a “Tranche Interest”), without providing advance written notice to the Corporation and receiving the advance written approval of the Corporation and, if deemed necessary or advisable by the Board, of the applicable Regulatory Authorities for the acquisition of such Significant Interest or Tranche Interest, as applicable, by the Subject Securityholder.

For the purposes of this Section 1.4, if a Person and one or more Persons acting jointly or in concert with such Person acquire Securities, the Securities are deemed to be acquired, as applicable, by each Person, and the number of Securities and Convertible Securities owned by any Person shall include the number of Securities and Convertible Securities owned by any Person(s) acting jointly or in concert with such Person.

(2)	Exceptions to Limitation on Ownership of Securities

Subsection 1.4(1) shall not apply to the ownership or acquisition of Securities:

(a)

as a result of an acquisition by one or more underwriters or portfolio managers who purchase Securities for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with subsection 1.4(1); or

(b)

as a result of Securities held by a Person who provides centralized facilities for the clearing of trades in Securities and is acting solely as an intermediary of the payment of funds or the delivery of Securities, including CDS Clearing and Depository Services Inc. and the Depositary Trust Company; however, such Person may still be subject to Applicable Laws imposed by Regulatory Authorities.

(3)	Triggering Event Notice

As soon as reasonably practicable after the Corporation becomes aware of the occurrence of a Triggering Event, the Corporation shall, subject to compliance with Applicable Laws, give the Subject Securityholder notice in writing (the “Notice”) setting out:

(a)

a request to furnish forthwith a declaration, in the form prescribed by the Corporation, providing any facts the Corporation may deem necessary or appropriate in its assessment of the Triggering Event;

(b)	if applicable, the number of Securities, if known by the Corporation, that are owned by the Subject Securityholder, and that gave rise to the Triggering Event;

(c)	reasonable detail about the nature of the Triggering Event that the Subject Securityholder has caused;

(d)	that the Subject Securityholder shall forthwith rectify the Triggering Event;

(e)	the period for the Subject Securityholder to rectify the Triggering Event, which shall not be less than 30 days of the date of the Notice, or such other period as may be required by Applicable Laws;

(f)	that the Corporation may immediately take action as contemplated by subsection 1.4(4) without further notice to the Subject Securityholder; and

(g)	that unless the Subject Securityholder either:

(i)

sells or otherwise disposes of the Securities that gave rise to the Triggering Event (as applicable) during the period specified in the Notice on a basis that does not result in a further Triggering Event and that is otherwise in compliance with Applicable Laws and provides to the Corporation, in addition to the declaration requested pursuant to subparagraph (i) of this subsection 1.4(3), written evidence satisfactory to the Corporation of such sale or other disposition; or

(ii)

provides to the Corporation, in addition to the declaration requested pursuant to subparagraph (i) of this subsection 1.4(3), written evidence satisfactory to the Corporation that no such Triggering Event has occurred or is continuing, or that the applicable Regulatory Authorities are satisfied that no sale or other disposition of Securities is required as a result of the Triggering Event;

such default (a “shareholder default”) may result in the consequence of sale or repurchase in accordance with subsection 1.4(5) without further notice to the Subject Securityholder.

(4)	Actions by the Corporation following Occurrence of Triggering Event

Upon the occurrence of a Triggering Event, so long as the Triggering Event subsists, the Corporation shall be entitled to immediately take, at its sole option and discretion and without prior notice to the Subject Securityholder, any of the following actions:

(a)	not issue any Securities to the Subject Securityholder;

(b)	place a stop transfer on any and all Securities owned by the Subject Securityholder;

(c)

suspend all voting (directly or indirectly or through any proxy, trustee, or nominee), interest, convertibility, dividend and other distribution rights, on all or any of the Securities owned by the Subject Securityholder;

(d)

apply to a Court of competent jurisdiction, seeking an injunction or other relief to prevent a breach or continuing breach of the provisions of this Section 1.4 or Applicable Laws by the Subject Securityholder or for an order directing that the number of Securities giving rise to the breach of such provisions or Applicable Laws by such Subject Securityholder be sold or otherwise disposed of in a manner that the Court may deem appropriate;

(e)

apply to the Autorité des marchés financiers (Québec), its successors or assigns, or such other Governmental Authority having jurisdiction over the affairs of the Corporation, to effect a cease trading order or such similar restriction against the

Subject Securityholder until such time as the Subject Securityholder complies with the provisions of this Section 1.4 or Applicable Laws; and

(f)	any further actions as are determined necessary by the Board to comply with Applicable Laws.

(5)	Sale or Repurchase of Securities by the Corporation

(a)

In the event of a shareholder default, to the extent (i) a sale or other disposition of Securities owned by the Subject Securityholder is required by the applicable Regulatory Authorities, or (ii) the Board deems necessary or advisable a sale or other disposition of Securities owned by the Subject Securityholder, based on information available to it and/or in consultation with the applicable Regulatory Authorities, then the Corporation shall have the power and authority (but not the obligation), subject to Applicable Laws, and at its sole option and discretion, in a single transaction or in a series of transactions at any time and from time to time, to:

(i)

sell, as agent and lawful attorney for the benefit and on behalf of the Subject Securityholder, all or a portion of the Securities through the facilities of the Toronto Stock Exchange, the Nasdaq Global Select Market or such other exchange, market or quotation system upon which the Securities (or securities into which the Securities may be converted) are then listed or quoted (and, for such purpose, to convert the Securities in accordance with applicable provisions of the articles), upon such timing and terms (including but not limited to the price or prices at which the same is made) as the Corporation determines to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of Securities to be disposed of and any requirement that the disposal be made without delay; and/or

(ii)

repurchase or redeem, for cancellation, all or a portion of the Securities on the Repurchase Date, at the Repurchase Price, to be payable in cash, by the issuance of a promissory note or a combination thereof, as the Board of Directors of the Corporation shall determine;

it being understood, in any such case, that the Corporation shall only sell or redeem or repurchase, as applicable, that number of Securities required by the applicable Regulatory Authorities to be sold or otherwise disposed of, or that the Board deems necessary or advisable to be sold or otherwise disposed of, based on information available to it and/or in consultation with the applicable Regulatory Authorities.

(b)

Any promissory note issued in payment, in whole or in part, of a repurchase or redemption of Securities in accordance with subsection 1.4(5)(a)(ii) shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including, without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate or to prevent a default under, breach of, event of default under or acceleration of any loan, promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate.

(c)

For all purposes of a sale of Securities in accordance with subsection 1.4(5)(a)(i), the Subject Securityholder shall be automatically and irrevocably deemed to have appointed the Corporation as its agent and lawful attorney, and, if such Securities are Multiple Voting Shares, to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Shares into fully paid and non-assessable Subordinate Voting Shares, on a share-for-share basis, effective immediately prior to such sale.

(d)

In the event of any sale of Securities in accordance with subsection 1.4(5)(a)(i), the proceeds of the sale shall be received by the Corporation or by any Person nominated by the Corporation whose receipt shall be a good discharge for the purchase money.

(e)

In the event of any sale or repurchase or redemption of Securities in accordance with subsection 1.4(5)(a)(i) and/or subsection 1.4(5)(a)(ii), respectively, the amount of the net proceeds of sale (without any interest being payable in respect of it and after deduction of any expenses incurred by the Corporation in the sale including, without limitation, broker’s or selling agent’s fees, commissions and expenses, taxes and duties) or the Repurchase Price, respectively, shall be paid to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by or on behalf of such holder to the Corporation for cancellation of the Securities repurchased, redeemed or sold. Alternatively, the Corporation may, not later than 10 days after the sale, repurchase or redemption, as applicable, deposit an amount equal to the amount of such net proceeds of sale or the Repurchase Price, as applicable, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the former holder of the Securities sold, repurchased or redeemed on presentation and surrender to that bank or trust company of such Securities. Any interest earned on any amount so deposited shall accrue to the benefit of the Corporation.

(f)

From and after any payment or deposit made pursuant to this subsection 1.4(5), the Subject Securityholder shall not be entitled to any of the remaining rights of a holder in respect of the Securities sold or repurchased or redeemed, other than the right to receive the payment or funds so deposited on presentation and surrender of the Securities sold or repurchased or redeemed.

(g)

If a part only of the Securities represented by any certificate are sold or repurchased or redeemed in accordance with this subsection 1.4(5), the Board will select the Securities to be sold or repurchased or redeemed, by lot or in any other manner determined by the Board in its sole discretion, and the Corporation shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the Securities.

(h)

As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a payment or deposit is made pursuant to subsection 1.4(5)(e), the Corporation shall send a notice to the Subject Securityholder of the Securities sold or repurchased or redeemed and the notice shall, in addition to any other information required by Applicable Laws, state:

(i)	that a specified number of Securities has been sold, repurchased or redeemed, as the case may be;

(ii)	the amount of the net proceeds of sale or the Repurchase Price, as the case may be;

(iii)	the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the Repurchase Price, as the case may be; and

(iv)	all other relevant particulars of the sale, repurchase or redemption, respectively.

(i)	For the purpose of effecting any sale, repurchase or redemption of Securities pursuant to this subsection 1.4(5), the Corporation may, without limitation:

(i)	authorize in writing any director, officer or employee of the Corporation to execute any necessary transfer on behalf of any holder of Securities; and/or

(ii)	convert any Security from uncertificated form to certificated form; and/or

(iii)

in respect of any Securities owned by the Subject Securityholder in a book-entry registration system or non-certificated inventory system through any trustee, legal representative, agent or mandatary, or other intermediary, cause such position to be registered and reflected by an entry of the Subject Securityholder’s name(s) on the Corporation’s securities register and/or the register of securities maintained by any of the Corporation’s transfer agents for the Securities (and, for greater certainty, removed from the book-entry registration system or non- certificated inventory system in accordance with applicable prescribed procedures therefor);

and give to the transfer agents of the Corporation, such directives which it may deem appropriate, in its sole discretion. For greater certainty, the Corporation may sell, repurchase or redeem Securities in accordance with subsection 1.4(5)(a)(i) and/or 1.4(5)(a)(ii), respectively, despite the fact that the Corporation does not possess the certificates or electronic evidence of ownership (such as a direct registration system or book-based ownership confirmation) representing the Securities at the time of the sale, repurchase or redemption, and enter the name of the purchaser or its nominee in the register in respect of Securities sold in accordance with subsection 1.4(5)(a)(i) notwithstanding the absence of any certificate or electronic evidence of ownership. If, in accordance with subsection 1.4(5)(a)(i), the Corporation sells Securities without possession of the certificate or electronic evidence of ownership representing the Securities, the Corporation shall issue to the purchaser of such Securities or its nominee a new certificate or electronic evidence of ownership representing the Securities sold (or credit the account(s) of such Person(s) as the purchaser may direct pursuant to procedures prescribed by a direct registration or other electronic book-entry system), and an instrument of transfer executed by any director, officer or employee of the Corporation so authorized by the Board shall be as effective as if it had been executed by the holder of the transferred Securities and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale.

(j)

In connection with any repurchase or redemption of Securities pursuant to this subsection 1.4(5), to the extent required by Applicable Laws, the Corporation may deduct and withhold any tax from the Repurchase Price. To the extent any amounts are so deducted and withheld and are timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(6)	By-Laws

Subject to the Act and the regulations thereunder, the Board may make, amend or repeal any by-laws or other documents required to administer the provisions of this Section 1.4 (the “constrained securities provisions”) set out in these articles, including by-laws or other documents:

(a)

to require any Person whom the Board knows or has reasonable cause to believe to be interested (legally or beneficially) in the Corporation’s securities to furnish forthwith a declaration, in the form prescribed by the Corporation, declaring:

(i)	whether the Person owns, or is proposing to acquire or own, any Securities, Convertible Securities or other securities of the Corporation;

(ii)	whether the Person is acting jointly or in concert with any other Person;

(iii)

the number and/or principal amount, as applicable, of any class or series of Securities and/or Convertible Securities or other securities of the Corporation that the Person, together with any Person acting jointly or in concert with such Person, owns, directly or indirectly;

and declaring any further facts that the Board considers relevant;

(b)

to require any Person seeking to have a transfer of a Security registered in their name or to have a Security issued or transferred to them to furnish a declaration similar to the declaration a Person may be required to furnish under subsection 1.4(6)(a) above; and

(c)	to determine the circumstances in which any declarations are required (including as to from whom a declaration is required), their form and the times when they are to be furnished.

Where a Person fails to furnish a declaration required pursuant to such a by-law, these articles or any other document made pursuant to this subsection 1.4(6) within the time specified therein, the Corporation may, in its sole and absolute discretion, (i)(a) refuse to recognize all ownership rights attributable to the Securities held by such Person, including the voting rights attached to such Securities (whether directly or indirectly or through any proxy, trustee, or nominee), (b) refuse to register a transfer of a Security in their name, and/or (c) refuse to issue a Security to them, until, in each case, that Person has furnished the declaration and the Corporation is reasonably satisfied that no Triggering Event exists or is anticipated to occur, and/or (ii) deem a Triggering Event to have occurred, and exercise all rights afforded by these articles with respect to such non-compliant Person.

The directors, officers, employees and agents of the Corporation shall be entitled to rely on any information on which they consider reasonable to rely in the circumstances, including without limitation any declaration made pursuant to a by-law, these articles or any other document made pursuant to this subsection 1.4(6), the securities registers of the Corporation, any other register held, or any declaration of residence collected by, the transfer agents of the Corporation or any depositary, such as CDS Clearing and Depository Services Inc. and the Depositary Trust Company, as of any date, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation, and shall be exempt from liability for any action taken or not taken in reliance thereon.

(7)	Miscellaneous

The Corporation is entitled to injunctive relief in any court of competent jurisdiction to enforce the provisions of this Section 1.4 and each Subject Securityholder shall be deemed to have acknowledged, by acquiring ownership of Securities of the Corporation, that the failure to comply with this Section 1.4 will expose the Corporation to irreparable injury for which there is no adequate remedy at law and that the Corporation is entitled to injunctive relief to enforce the provisions of this Section 1.4.

The Corporation’s rights and remedies under these articles are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by the Corporation of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Corporation may be entitled.

Any Subject Securityholder shall indemnify and hold harmless the Corporation and its Affiliates for any and all losses, costs and expenses incurred as a result of, or arising out of, such Subject Securityholder’s continuing ownership or control of Securities, the neglect, refusal or other failure to comply with the provisions of the articles or failure to promptly divest itself of any Securities when required by Applicable Laws or these articles.

A Subject Shareholder is responsible for the costs associated with obtaining approval of such Subject Securityholder’s continuing ownership or control of Securities as may be required from any applicable Regulatory Authorities, including legal costs and the costs of any investigation or registration fees charged by the applicable Regulatory Authorities in connection with the approval or registration of the Subject Shareholder by such Regulatory Authorities.

The Corporation may take other action as it deems necessary or advisable to protect from the denial or threatened denial, loss or threatened loss or delayed issuance or threatened delayed issuance of any License. The Board of Directors may conform any provisions of the articles to the extent necessary to make such a provision consistent with Applicable Laws.

In addition, the Board of Directors may establish, modify, amend or rescind bylaws, regulations, and procedures for the purpose of determining whether any Triggering Event has occurred or may be anticipated to occur and for the orderly application, administration and implementation of the relevant provisions of the articles.

Neither any shareholder of the Corporation nor any other interested Person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Section 1.4 or any breach or alleged breach of such provisions.

Except as may be required by any Applicable Law or Regulatory Authority, the Board of Directors may waive or terminate any of the rights of the Corporation or any restrictions contained in the articles, if such waiver or termination is determined by the Board to be in the best interests of the Corporation.

Notwithstanding anything in this Section 1.4:

(a)

neither the Corporation nor, subject to their duties as directors, the directors shall be bound to do or take any proceeding or acting with respect to this Section 1.4 by virtue of the powers conferred on them hereby. The directors shall have the sole right and authority to make any determination required or contemplated under this Section 1.4 and, without limiting the generality of the foregoing, if the directors consider that there are reasonable grounds for believing that a Triggering Event has occurred or may occur, the directors shall make a determination with respect to the matter, which may include, for greater certainty, waiving such Triggering Event. Any such determination shall be conclusive, final and binding except to the extent modified by any subsequent determination by the directors. In any situation where it is unclear whether a Triggering Event has occurred or may occur, the directors may exercise their discretion in determining whether such a Triggering Event has occurred or may occur, and any such exercise by them of their discretion shall be binding for the purposes of this Section 1.4. Notwithstanding the foregoing, the directors may delegate, in whole or in part, their power to make a determination in this respect to any officer of the Corporation;

(b)

any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any director or officer under or pursuant to this Section 1.4 (including without prejudice to the generality of the foregoing, as to the manner, timing and terms of any sale, repurchase or redemption of Securities) shall be final and conclusive; and any sale or other disposition made, or other thing done, by or on behalf of, or on the authority of, the Board or any director or officer pursuant to this Section 1.4 shall be conclusive and binding on all Persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. Neither the Corporation nor the Board shall be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Section 1.4; and

(c)	this Section 1.4 shall apply notwithstanding any other provision, or part thereof, of these articles which is inconsistent with or contrary to it.

The Corporation shall cause to be included in every indenture or other operative document relating to securities (other than Securities, or options or other securities issued under compensatory plans or other plans to purchase Securities or any other securities of the Corporation in favour of the management, directors, employees or consultants of the Corporation) a provision on such specific terms as may be approved by the Board requiring that any Person who holds securities represented by that indenture or other document and is found to be unsuitable to hold such interest shall have the interest redeemed or shall dispose of the interest in the Corporation in the manner and on the terms set forth in the indenture or other document. Any such provision as is approved by the Board shall be conclusively and irrefutably deemed for all purposes to satisfy the requirements of this subsection 1.4(7) and any Person may rely on the foregoing for any purpose, including, but not limited to, for the purpose of rendering any legal opinion.

The invalidity or unenforceability of any provision, in whole or in part, of this Section 1.4 for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.

(8)	Disclosure Required

Each of the following documents issued or published by the Corporation may, at the Corporation’s sole discretion, indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its Securities contained herein:

(a)	a certificate representing a Security;

(b)	a management proxy circular; and

(c)	a prospectus, statement of material facts, registration statement or similar document.

(9)	Notices

Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a Subject Securityholder pursuant to this Section 1.4 must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Corporate Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

Presentation and Surrender of Securities. Any presentation and surrender of Securities in connection with the sale, repurchase or redemption of Securities must be made (i) in the case of Securities represented by a certificate, by surrendering the certificate(s) representing the Securities by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the transfer agent as may be specified by the Corporation, in each case addressed to the attention of the Corporate Secretary of the Corporation, and (ii) in the case of Securities entered into a direct registration or other electronic book-entry system, in accordance with the operating rules and procedures prescribed pursuant to such direct registration or other electronic book-entry system. Any such presentation and surrender of Securities will be deemed to have been made and to be effective only on actual receipt by the Corporation or its transfer agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

Notice to Holders of Securities. Subject to applicable law, any notice, request or other communication to be given to a holder of Securities by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Failure of a Subject Securityholder to receive written notice under these articles shall not preclude the Corporation from exercising its rights under these articles, and will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

SCHEDULE A-3

INTERIM ORDER

See attached.

CANADA
SUPERIOR COURT (Commercial Division)

PROVINCE OF QUEBEC DISTRICT OF MONTREAL

File: No: 500-11-060888-225	Montreal, March 30, 2022

Present: The Honourable Marie-Anne Paquette , J.S.C.

IN THE MATTER OF THE PROPOSED ARRANGEMENT PURSUANT TO SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.C.S. 1985, c. C-44 AS AMENDED (THE “CBCA”)

NUVEI CORPORATION, a legal person duly constituted under the CBCA, having its registered and head office at 900-1100 René-Lévesque Boulevard West, Montreal, Quebec, H3B 4N4

Petitioner

-and-

THE DIRECTOR, appointed pursuant to article 260 of the CBCA, having a place of business at 235 Queen Street, Ottawa, Ontario, K1A 0H5

Impleaded Party

INTERIM ORDER

GIVEN Nuvei Corporation’s Motion for Interim and Final Orders with Respect to an Arrangement pursuant to the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (as amended, the “CBCA”), the exhibits, and the affidavit of Lindsay Matthews filed in support thereof (the “Motion”);

GIVEN that this Court is satisfied that the Director appointed pursuant to the CBCA has been duly served with the Motion and has confirmed in writing that he would not appear or be heard on the Motion;

GIVEN the provisions of the CBCA;

GIVEN the representations of counsel for the Petitioner Nuvei Corporation (“Nuvei”);

GIVEN that this Court is satisfied, at the present time, that the proposed amendment to Nuvei’s Articles of Incorporation is an “arrangement” within the meaning of Section 192(1) of the CBCA;

GIVEN that this Court is satisfied, at the present time, that it is not practicable for Nuvei to effect the arrangement proposed under any other provision of the CBCA;

GIVEN that this Court is satisfied, at the present time, that Nuvei meets the requirements set out in Subsections 192(2)(a) and (b) of the CBCA and that the Nuvei is not insolvent;

GIVEN that this Court is satisfied, at the present time, that the arrangement is put forward in good faith and, in all likelihood, for a valid business purpose;

FOR THESE REASONS THE COURT:

[1]	GRANTS the Interim Order sought in the Motion for Interim and Final Orders with respect to an Arrangement (the “Motion”) and DECLARES that the time for filing and service of the Motion is abridged;

[2]	DISPENSES Nuvei Corporation (“Nuvei”) of the obligation, if any, to notify any person other than the Director appointed pursuant to the CBCA with respect to the Interim Order;

[3]

ORDERS that all holders of Subordinate Voting Shares and all holders Multiple Voting Shares (collectively the “Shareholders”) be deemed parties, as Impleaded Parties, to the present proceedings and be bound by the terms of any Order rendered herein;

The Meeting

[4]

ORDERS that Nuvei may convene, hold and conduct an Annual general and special meeting of the registered holders of the Shares (the “Meeting”) on May 27, 2022, commencing at 10:00 am (Montréal time) in a virtual only format by electronic means, at which time Shareholders will be asked, among other things, to consider and, if thought appropriate, to pass, with or without variation, the Arrangement Resolution substantially in the form set forth in Schedule 1 of the Arrangement Disclosure (Exhibit P-2) to, among other things, authorize, approve and adopt the Arrangement, and to transact such other business as may properly come before the Meeting, the whole in accordance with the terms, restrictions and conditions of the Articles and by-laws of Nuvei, the CBCA, and this Interim Order, provided that to the extent there is any inconsistency between this Interim Order and the terms, restrictions and conditions of the Articles and by-laws of Nuvei or the CBCA, this Interim Order shall govern;

[5]

ORDERS that in respect of the vote on the Arrangement Resolution or any matter determined by the Chair of the Meeting to be related to the Arrangement, each registered holder of Subordinate Voting Shares shall be entitled to cast one vote in respect of each such Subordinate Voting Share held and each holder of Multiple

Voting Shares shall be entitled to cast ten votes in respect of each Multiple Voting Share held.

[6]	ORDERS that the holders of Subordinate Voting Shares and the holders of Multiple Voting Shares will vote together as a single class.

[7]

ORDERS that quorum shall be present at the Meeting if there are two or more persons present in person (virtually) or represented by proxy and holding not less than 25% of the aggregate number of votes attached to all voting Shares. If a quorum is present at the opening of the Meeting, Shareholders present virtually or represented by proxy may proceed with the business of the Meeting notwithstanding that a quorum is not present throughout the Meeting;

[8]

ORDERS that the only persons entitled to attend, be heard or vote at the Meeting (as it may be adjourned or postponed) shall be the registered Shareholders at the close of business on the Record Date (April 14, 2022), their duly appointed proxy holders, and the directors and advisors of Nuvei, provided however that such other persons having the permission of the Chair of the Meeting shall also be entitled to attend and be heard at the Meeting;

[9]

ORDERS that for the purpose of the vote on the Arrangement Resolution, or any other vote taken by electronic ballot at the Meeting, any spoiled, illegible or defective electronic ballots shall be deemed not to be votes cast by Shareholders and further ORDERS that proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution;

[10]

ORDERS that Nuvei, if it deems it advisable, be authorized to adjourn or postpone the Meeting on one or more occasions (whether or not a quorum is present), without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement; further ORDERS that notice of any such adjournment or postponement shall be given by press release, newspaper advertisement or by mail, as determined to be the most appropriate method of communication by Nuvei; further ORDERS that any adjournment or postponement of the Meeting will not change the Record Date for Shareholders entitled to notice of, and to vote at, the Meeting and further ORDERS that any subsequent reconvening of the Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convening of the Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of the Meeting;

[11]	ORDERS that that Nuvei may amend the Arrangement at any time, provided that each such amendment must be set out in writing and filed with the Court. Further, ORDERS that:

(a)

Any amendment, modification or supplement to the Plan of Arrangement may be made prior to the Effective Time (as defined in the Plan of Arrangement) by Nuvei without the approval of the Court or the Shareholders, provided that it concerns a matter which, in the reasonable opinion of Nuvei, is of an administrative nature required to better give effect to the implementation of the Arrangement or is not adverse to the financial or economic interests of any Shareholders.

(b)

Subject to paragraph (a) above, any amendment to the Arrangement may be proposed by Nuvei at any time prior to or at the Meeting with or without any other prior notice or communication to Shareholders, and if so proposed and accepted by the persons voting at the Meeting, shall become part of the Arrangement for all purposes.

(c)

Subject to paragraph (a) above, Nuvei may amend, modify and/or supplement the Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court, and, if and as required by the Court, after communication to Shareholders.

(d)	The Plan of Arrangement may be withdrawn and Nuvei may not proceed with the Plan of Arrangement prior to the Effective Time in accordance with the Arrangement Resolution.

[12]

ORDERS that Nuvei is authorized to use proxies at the Meeting; that Nuvei is authorized, at its expense, to solicit proxies on behalf of its management, directly or through its officers, directors and employees, and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communication as it may determine; and that Nuvei may waive, in its discretion, the time limits for the deposit of proxies by Shareholders if it considers it advisable to do so;

[13]

ORDERS that, to be effective, the Arrangement Resolution, with or without variation, must be approved by the affirmative vote of not less than 66 2/3 at a minimum percent of the total votes cast on the Arrangement Resolution by Shareholders present virtually or by proxy at the Meeting and entitled to vote at the Meeting; and further ORDERS that such vote shall be sufficient to authorize and direct Nuvei to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what has been disclosed to Shareholders in the Notice Materials (as this term is defined below);

The Notice Materials

[14]

ORDERS that Nuvei shall give notice of the Meeting, and that service of the Motion for a Final Order shall be made by giving access, in the manner hereinafter described and to the persons hereinafter specified, a copy of this Interim Order, together with the following documents, with such non-material amendments thereto as Nuvei may deem to be necessary or desirable, provided that such amendments are not inconsistent with the terms of this Interim Order (collectively, the “Notice Materials”):

(a)	the Notice of Meeting substantially in the same form as contained in Exhibit P-3;

(b)	the Circular which will include the Arrangement Disclosure substantially in the same form as contained in Exhibit P-2;

(c)	an Arrangement Resolution substantially in the same for as contained in Schedule 1 to Exhibit P-2;

(d)	a Form of Proxy substantially in the same form as contained in Exhibit P-4, which shall be finalized by inserting the relevant dates and other information;

(e)

a notice substantially in the form of the draft filed as Exhibit P-6 providing, among other things, the date, time and room where the Motion for a Final Order will be heard, and that a copy of the Motion can be found on Nuvei’s Web site (the “Notice of Presentation”);

[15]	ORDERS that the Notice Materials shall be distributed :

(a)

to the registered and non-registered Shareholders by mailing (unless the Shareholder has chosen to receive proxy materials electronically) a notice of notice-and-access and the proxy form at least twenty-one (21) days prior to the date of the Meeting;

(b)

to the registered Shareholders and the non-registered Shareholders by using notice-and-access to deliver the Notice of Meeting and Circular whereby these documents will be posted online for Shareholders to access;

(c)	to Nuvei’s directors and auditors, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by recognized courier service, by email or by notice-and-access; and

(d)	to the Director appointed pursuant to the CBCA, by delivering same at least twenty-one (21) days prior to the date of the Meeting in person, by recognized courier service or by email;

[16]	ORDERS that a copy of the Motion be posted on Nuvei’s website (www.nuvei.com) at the same time the notice-and-access is mailed;

[17]

ORDERS that the Record Date for the determination of Shareholders entitled to receive the Notice Materials and to attend and be heard at the Meeting and vote on the Arrangement Resolution shall be the close of business (Montréal time) on April 14, 2022;

[18]

ORDERS that Nuvei may make, in accordance with this Interim Order, such additions, amendments or revisions to the Notice Materials as it determines to be appropriate (the “Additional Materials”), which shall be distributed to the persons entitled to receive the Notice Materials pursuant to this Interim Order by the method and in the time determined by Nuvei to be most practicable in the circumstances;

[19]	DECLARES that the mailing or delivery of the Notice Materials and any Additional Materials in accordance with this Interim Order as set out above constitutes good and sufficient notice of the Meeting upon all persons, and that no other form of service of the Notice Materials and any Additional Materials or any portion thereof, or of the Motion need be made, or notice given or other material served in respect of the Meeting to any persons;

[20]	ORDERS that the Notice Materials and any Additional Materials shall be deemed, for the purposes of the present proceedings, to have been received and served upon:

(a)	in the case of distribution by mail, three (3) business days after delivery thereof to the post office;

(b)	in the case of delivery in person or by courier, upon receipt thereof at the intended recipient’s address; and

(c)	in the case of delivery by notice-and-access, facsimile transmission or by e- mail, on the day of transmission;

[21]

DECLARES that the accidental failure or omission to give notice of the Meeting to, or the non-receipt of such notice by, one or more of the persons specified in the Interim Order shall not invalidate any resolution passed at the Meeting or the proceedings herein, and shall not constitute a breach of the Interim Order or defect in the calling of the Meeting, provided that if any such failure or omission is brought to the attention of Nuvei, it shall use reasonable efforts to rectify such failure or omission by the method and in the time it determines to be most reasonably practicable in the circumstances;

Dissenting Shareholders’ Rights

[22]

ORDERS that in accordance with the Dissent Rights set forth in the Plan of Arrangement, any registered Shareholder who wishes to dissent must provide a Dissent Notice so that it is received by Nuvei at 1100 René-Lévesque Boulevard West, Suite 900, Montreal, Québec, H3B 4N4, Canada, Attention: General Counsel and Corporate Secretary, with a copy to (i) Stikeman Elliott LLP, 1155 René-Lévesque Blvd. W., 41st Floor, Montréal Québec, H3B 3V2, Attention: Mtre Stéphanie Lapierre, email: slapierre@stikeman.com, and (ii) TSX Trust Company Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, on or prior to 5:00 p.m. (local time in place of receipt) on the second Business Day (as defined in the Plan of Arrangement) immediately preceding the date of the Meeting (as it may be adjourned or postponed from time to time);

[23]

DECLARES that a Dissenting Shareholder who has submitted a dissent notice and who votes in favor of the Arrangement Resolution shall no longer be considered a Dissenting Shareholder with respect to all of the Shares held by such Shareholder, and that a vote against the Arrangement Resolution or an abstention shall not constitute a Dissent Notice;

[24]

ORDERS that any Dissenting Shareholder wishing to apply to a Court to fix a fair value for Shares in respect of which Dissent Rights have been duly exercised must apply to the Superior Court of Québec and that for the purposes of the Arrangement contemplated in these proceedings, the “Court” referred to in Section 190 of the CBCA means the Superior Court of Québec and FURTHER ORDERS that the Dissent Rights shall be governed by Section 190 of the CBCA as modified by the Arrangement and the Interim Order;

The Final Order Hearing

[25]

ORDERS that subject to the approval by Shareholders of the Arrangement Resolution in the manner set forth in this Interim Order, Nuvei may apply for this Court to sanction the Arrangement by way of a final judgment (the “Motion for a Final Order”);

[26]

ORDERS that the Motion for a Final Order be presented on May 31, 2022 before the Superior Court of Québec, sitting in the Commercial Division in and for the district of Montréal at the Montréal Courthouse, located at 1 Notre-Dame Street East in Montréal, Québec, Room 16.04 at 9:30 am or so soon thereafter as counsel may be heard, or at any other date this Court may see fit;

[27]

ORDERS that the delivery through notice-and-access of the Notice Materials constitutes good and sufficient service of the Motion and good and sufficient notice of presentation of the Motion for a Final Order to all persons, whether those persons reside within Québec or in another jurisdiction;

[28]	ORDERS that the only persons entitled to appear and be heard at the hearing of the Motion for a Final Order shall be Nuvei and any person that:

(a)

files an appearance with this Court’s registry and serve same on Nuvei’s counsel, Stikeman Elliott LLP, 1155 René-Lévesque Blvd. West, 41st Floor, Montreal, Quebec, H3B 3V2, fax number (514) 397-3222, email: slapierre@stikeman.com, Attention: Me Stéphanie Lapierre, no later than 4:30 p.m. on May 27, 2022; and

(b)

if such appearance is with a view to contesting the Motion for a Final Order, serves on Nuvei’s counsel (at the above address, email and facsimile number), no later than noon on May 30, 2022, a written contestation supported as to the facts alleged by affidavit(s), and exhibit(s), if any;

[29]	ALLOWS Nuvei to file any further evidence it deems appropriate, by way of supplementary affidavits or otherwise, in connection with the Motion for a Final Order;

Miscellaneous

[30]	DECLARES that Nuvei shall be entitled to seek leave to vary this Interim Order upon such terms and such notice as this Court deems just;

[31]	ORDERS provisional execution of this Interim Order notwithstanding any appeal therefrom and without the necessity of furnishing any security;

[32]	THE WHOLE WITHOUT COSTS.

MONTREAL, March 30, 2022

The Honourable Marie-Anne Paquette J.S.C.

SCHEDULE A-4

ARTICLES OF ARRANGEMENT

See attached.

Innovation, Science and Economic Development Canada Corporation Canada Innovation, Sciences et Développement économique Canada Corporation Canada Business Corporations Act (CBCA) FORM 14. 1 ARTICLES OF ARRANGEMENT (Section 192) 1- Name of the applicant corporation(s) Corporation number Nuvei Corporation 1235004-1 2 - Name of the corporation(s) the articles of which are amended, if applicable Corporation number Nuvei Corporation 1235004-1 3 - Name of the corporation(s) created by amalgamation, if applicable Corporation number 4 - Name of the dissolved corporation(s), if applicable Corporation number 5 - Name of the other bodies corporate involved, if applicable Corporation number or jurisdiction 6 - In accordance with the order approving the arrangement, the plan of arrangement attached hereto, involving the above named body(ies) corporate, is hereby effected. In accordance with the plan of arrangement, ☐ a. the articles of the corporation(s) indicated in item 2, are amended. If the amendment includes a name change, indicate the change below: b. the following bodies corporate and/or corporations are amalgamated (for CBCA corporations include the corporation number): c. the corporation(s) indicated in item 4 is(are) liquidated and dissolved: 7 - I hereby certify that I am a director or an authorized officer of one of the applicant corporations. Signature: Print name: Note: Misrepresentation constitutes an offence and, on summary conviction, a person is liable to a fine not exceeding $5,000 or to imprisonment for a term not exceeding six months or to both (subsection 250(1) of the CBCA). ISED-ISDE 3189E (2020/01) Page 1 of 2 Canada

SCHEDULE 1

AUTHORIZED SHARE CAPITAL

The Corporation is authorized to issue an unlimited number of Subordinate Voting Shares, an unlimited number of Multiple Voting Shares and an unlimited number of Preferred Shares, issuable in series, each with the rights, privileges, restrictions and conditions set out in this Schedule.

1.1	Definitions

The following terms shall have the following respective meanings:

(1)	“Act” means the Canada Business Corporations Act.

(2)	“acting jointly or in concert” has the meaning set forth in Regulation 62-104 respective Take-Over Bids and Issuer Bids (Québec) (V-1.1, r.35).

~~(2)~~(3)

“Affiliate” means, with respect to any specified Person, any other Person which directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with, such specified Person.

(4)

“Applicable Laws” means all applicable provisions of all: (i) constitutions, treaties, statutes, compacts or laws governing any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates and rules, regulations, codes and ordinances of Governmental Authorities and all administrative or judicial orders or decrees or other laws pursuant to which any Governmental Authority possesses regulatory, licensing, permitting or similar authority over any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates, within its jurisdiction; (ii) orders, decisions, determinations, interpretations, judgments, awards, decrees, approvals, consents and waivers of any Governmental Authority; and (iii) operating or service agreements, including all amendments thereto, with any agency, corporation or other body responsible for the conduct and management, on behalf of any Governmental Authority, of any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates.

~~(3)~~(5)	“Board” means the board of directors of the Corporation.

~~(4)~~(6)	“Caisse Group Permitted Holders” means CDP Investissements Inc. and any of its Affiliates.

~~(5)~~(7)

“Change of Control Transaction” means an amalgamation, arrangement, recapitalization, business combination or similar transaction involving the Corporation, other than an amalgamation, arrangement, recapitalization, business combination or similar transaction that would result in (a) the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the amalgamated or continuing entity or its parent) (i) more than 50% of the total voting power represented by the voting securities of the Corporation, the amalgamated or continuing entity or its parent and (ii) more than 50% of the total number of outstanding shares of the Corporation, the amalgamated or continuing entity or its parent, in each case as outstanding immediately after such transaction, and (b) the shareholders of the Corporation immediately prior to the transaction own voting securities of the Corporation, the amalgamated or continuing entity or its parent immediately following the transaction in substantially the same proportions (vis a vis each other) as such shareholders owned the voting securities of the Corporation immediately prior to the transaction.

(8)

“Convertible Securities” means any securities, instruments or rights that may from time to time be convertible into, or exchangeable for, or which carry the right for the holder to purchase or otherwise acquire, Securities.

~~(6)~~(9)	“Corporation” means Nuvei Corporation.

~~(7)~~(10)

“Fayer Group Permitted Holders” means (a) Mr. Philip ~~Payer~~ Fayer and any Members of the Immediate Family of Mr. Philip Fayer, and (b) any Person controlled, directly or indirectly, by one or more Persons referred to in clause (a) above.

(11)

“Governmental Authority” means any nation or government (including tribal governments), any federal, state, province, territory, city, municipal entity or other political subdivision thereof, and any governmental, executive, legislative, judicial, administrative or regulatory agency, department, authority, instrumentality, commission, board, bureau or similar body, whether federal, state, provincial, territorial, local, tribal or foreign.

(12)

“Licenses” means all licenses, permits, approvals, orders, authorizations, registrations, findings of suitability, franchises, exemptions, waivers and entitlements issued by a Governmental Authority required for, or relating to, the conduct of the Corporation’s or any of its Affiliates’ actual or proposed activities in compliance with Applicable Laws.

~~(8)~~(13)

“Members of the Immediate Family” means, with respect to any individual, each parent (whether by birth or adoption), spouse, or child (including any step-child) or other descendants (whether by birth or adoption) of such individual, each spouse of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including, without limitation, a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Income Tax Act (Canada) as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

(14)	“Notice” has the meaning ascribed thereto in subsection 1.4(3).

~~(9)~~(15)

“Novacap Group Permitted Holders” means Novacap TMT IV, L.P., Novacap International TMT IV, L.P., NVC TMT IV, L.P., Novacap TMT V, L.P., Novacap International TMT V, L.P., Novacap TMT V-A, L.P., NVC TMT V, L.P., NVC TMT V-A, L.P. and Novacap TMT V Co-Investment (Nuvei), L.P. and any of their Affiliates.

(16)

“ownership”, “ownership interest”, “own” (and derivatives thereof) means any direct or indirect (a) registered and/or legal ownership as evidenced in the Corporation’s securities register and/or the register of securities maintained by any of the Corporation’s transfer agents, (b) beneficial ownership pursuant to the definitions of “beneficial ownership” or “beneficial interest” in Part 1, paragraph 2(1) of the Act, deemed beneficial ownership within the meaning of subsections 1(5) and 1(6) of the Securities Act (Ontario), or beneficial ownership pursuant to the definition of “beneficial owner” as defined in Rule 13d-3 or Rule 16a-1(a)(2) promulgated by the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934 (but without regard to any requirement of a security to be registered under Section 12 of the U.S. Securities Act of 1933), in each case, as the same may be amended from time to time, (c) power to exercise control or direction over a Security, or (d) such other meaning of ownership or control or direction, ownership interest, beneficial interest or beneficial ownership pursuant to Applicable Laws or as may be defined, determined or interpreted by a Regulatory Authority.

~~(10)~~(17)	“Participating Shares” means, collectively, the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation.

~~(11)~~(18)	“Permitted Holders” means any of (a) the ~~Payer~~ Fayer Group Permitted Holders, (b) the Novacap Group Permitted Holders, and (c) the Caisse Group Permitted Holders.

~~(12)~~(19)	“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company.

(20)	“principal stock exchange” means, at any time, the stock exchange in Canada or the United States on which the highest volume of Securities is generally traded at that time, as determined by the Board.

(21)

“Regulatory Authority” means any Governmental Authority with regulatory, licensing, permitting or similar authority or jurisdiction over any activities conducted or proposed to be conducted by the Corporation or any of its Affiliates in any jurisdiction.

(22)

“Repurchase Date” means the date on which the Corporation will repurchase and pay for the Securities pursuant to subsection 1.4(5). The Repurchase Date will not be less than 30 days following the date of the Notice unless a Regulatory Authority requires that the Securities be repurchased as of an earlier date, in which case, the Repurchase Date will be such earlier date.

(23)

“Repurchase Price” means a price per Security equal to (i) 95% of the volume weighted average trading price of the Securities for the 20 trading days on which at least one board lot of shares has traded on the principal stock exchange (or, if there is no principal stock exchange or if the requisite trading of shares has not occurred on the principal stock exchange, such other stock exchange or such other organized market on which such requisite trading has occurred as the Board shall determine) preceding the Repurchase Date, or (ii) if the applicable class of Securities are not listed or quoted on a stock exchange or the requisite trading of Securities has not occurred on any stock exchange or other organized market, the amount as is determined by the Board of Directors of the Corporation, acting reasonably and in good faith, to be the fair value of the Securities to be repurchased; or, in either such case, such lower price per Security as may be required by any applicable Regulatory Authority.

(24)	“Securities” means shares of any class in the capital of the Corporation, including the Multiple Voting Shares and the Subordinate Voting Shares of the Corporation.

(25)	“shareholder default” has the meaning ascribed thereto in subsection 1.4(3).

(26)

“Significant Interest” means, as applicable, (i) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in Applicable Laws from time to time) of either (A) the total number of all issued and outstanding Securities (or of any class of issued and outstanding Securities, as may be established in Applicable Laws from time to time) (B) the total voting power ascribed to all issued and outstanding Securities, or (ii) 10% (or such other greater or lesser ownership threshold, or additional ownership threshold or thresholds, as may be established in Applicable Laws from time to time) of the value of the aggregate paid up capital of the Corporation.

(27)

“Subject Securityholder” means any Person, group of Persons acting jointly or in concert, or group of Persons who, in the reasonable opinion of the Board, are acting jointly or in concert, that hold, acquire or propose to acquire, directly or indirectly, Securities.

(28)	“Tranche Interest” has the meaning ascribed thereto in subsection 1.4(1).

(29)	“Triggering Event” means the occurrence of any of the following:

(i)	the Corporation becoming aware that a Subject Securityholder has contravened, or may in the reasonable opinion of the Board contravene, subsection 1.4(1);

(ii)	the ownership of Securities by a Subject Securityholder is, or may in the reasonable opinion of the Board be, inconsistent with Applicable Laws;

(iii)

the ownership of the Securities by the Subject Securityholder jeopardizes, or may, in the reasonable opinion of the Board be expected to jeopardize, the ability of the Corporation or any of its Affiliates to maintain or obtain a License or cause or otherwise result in the imposition of materially burdensome or unacceptable terms or conditions on any License, or in the imposition of material fines, penalties or other liabilities on the Corporation or any of its Affiliates;

(iv)

a Subject Securityholder, who is requested or required pursuant to any Applicable Law to appear before, or submit to the jurisdiction of, or file an application with, or provide information to, any Regulatory Authority that is relevant to its determination of the suitability, fitness or qualification of such Subject Securityholder with respect to owning Securities and either refuses to do so or otherwise fails to comply with such request or requirement within a reasonable period of time;

(v)	a Subject Securityholder is determined or shall have been determined by a Regulatory Authority not to be suitable, “fit and proper” or qualified with respect to owning Securities; or

(vi)	a Triggering Event is deemed to have occurred as set forth in the second paragraph of subsection 1.4(6).

~~(13)~~(30)	“Voting Share” means a Multiple Voting Share, a Subordinate Voting Share and any Preferred Share carrying the right to vote.

A Person is “controlled” by another Person or other Persons if: (a) in the case of a corporation, company or other body corporate wherever or however incorporated: (i) securities entitled to vote in the election of directors carrying in the aggregate at least a majority of the votes for the election of directors and representing in the aggregate at least a majority of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (ii) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such corporation, company or other body corporate; (b) in the case of a Person that is an unincorporated entity other than a limited partnership, at least a majority of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; or (c) in the case of a limited partnership, the other Person is the general partner of such limited partnership; and “controls,” “‘controlling” and “under common control with” shall be interpreted accordingly.

1.2	Subordinate Voting Shares and Multiple Voting Shares

The rights, privileges, restrictions and conditions attached to the Subordinate Voting Shares and the Multiple Voting Shares shall be as follows:

(1)	Dividends; Rights on Liquidation, Dissolution, or Winding-Up

The Subordinate Voting Shares and the Multiple Voting Shares shall be subject to and subordinate to the rights, privileges, restrictions and conditions attached to the Preferred Shares and shall rank pari passu with each other, share for share, as to the right to receive dividends and any amount payable on any distribution of assets constituting a return of capital and to receive the remaining property and assets of the Corporation on the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs. For the avoidance of doubt, holders of Subordinate Voting Shares and Multiple Voting Shares shall, subject always to the rights of the holders of Preferred Shares, be entitled to receive (a) such dividends and any amount payable on any distribution of assets constituting a return of capital as and when declared by the Board, and (b) in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntarily or involuntarily, or any other distribution of assets of the Corporation among its shareholders for the purposes of winding up its affairs, the remaining property and assets of the Corporation, in the case of (a) and (b) in an identical amount per share, at the same time and in the same form (whether in cash, in specie or otherwise) as if the Subordinate Voting Shares and the Multiple Voting Shares were of one class only; provided, however, that in the event of the payment of a dividend in the form of Participating Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

(2)	Meetings and Voting Rights

Each holder of Multiple Voting Shares and each holder of Subordinate Voting Shares shall be entitled to receive notice of and to attend and vote at, all meetings of shareholders of the Corporation, except meetings at which only holders of another particular class or series shall have the right to vote. At each such meeting, each Multiple Voting Share shall entitle the holder thereof to ten votes and each Subordinate Voting Share shall entitle the holder thereof to one vote, and the holders of Subordinate Voting Shares and Multiple Voting Shares shall vote together as a single class, except as otherwise expressly provided herein or as provided by law.

(3)	Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares shall be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

(4)	Voluntary Conversion

The Subordinate Voting Shares cannot be converted into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one fully paid and non-assessable Subordinate Voting Share, in the following manner:

(a)

The conversion privilege for which provision is made in this subsection 1.2(4) shall be exercised by notice in writing given to the transfer agent of the Corporation, if one exists, and if not, to the Corporation at its registered office, accompanied by a certificate or certificates representing the Multiple Voting Shares in respect of which the holder desires to exercise such conversion privilege, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation. Such notice shall be signed by the holder of the Multiple Voting Shares in respect of which such conversion privilege is being exercised, or by the duly authorized representative thereof, and shall specify the number of Multiple Voting Shares which such holder desires to have converted. On any conversion of Multiple Voting Shares, the Subordinate Voting Shares resulting therefrom shall be registered in the name of the registered holder of the Multiple Voting Shares converted or, subject to payment by the registered holder of any stock transfer or other applicable taxes and compliance with any other reasonable requirements of the Corporation in respect of such transfer, in such name or names as such registered holder may direct in writing.

(b)

Upon receipt of such notice and certificate or certificates, if any, and, as applicable, compliance with such other requirements, the Corporation shall, at its expense, effective as of the date of such receipt and, as applicable, compliance, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares for which the conversion privilege is being exercised, add the holder (or any person or persons in whose name or names such converting holder shall have directed the resulting Subordinate Voting Shares to be registered) to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing such Multiple Voting Shares and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the conversion of such Multiple Voting Shares, or the equivalent in any non- certificated inventory system administered by any applicable depository or transfer agent of the Corporation. If less than all of the Multiple Voting Shares represented by any certificate are to be converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not converted.

(5)	Automatic Conversion

(a)

Upon the first date that a Multiple Voting Share shall be held by a Person other than a Permitted Holder, the Permitted Holder which held such Multiple Voting Share until such date, without any further action, shall automatically be deemed to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Share into a fully paid and non-assessable Subordinate Voting Share, on a share-for-share basis, effective immediately, and the Corporation shall, at its expense, effective as of such date, remove or cause the removal of such holder from the register of holders in respect of the Multiple Voting Shares subject to such automatic conversion, add the holder to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing the Multiple Voting

Shares so deemed to have been converted for Subordinate Voting Shares, and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation, and, against receipt from such holder of the certificate or certificates representing the Multiple Voting Shares in respect of which such conversion has been deemed to have been exercised, as applicable, deliver to such holder a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation. If less than all of the Multiple Voting Shares represented by any certificate are automatically converted, the holder shall be entitled to receive a new certificate representing the Multiple Voting Shares represented by the original certificate which are not converted against delivery of such original certificate.

(b)	In addition:

(i)

all Multiple Voting Shares held by the ~~Payer~~ Fayer Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the ~~Payer~~ Fayer Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares;

(ii)

all Multiple Voting Shares held by the Novacap Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Novacap Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares; and

(iii)

all Multiple Voting Shares held by the Caisse Group Permitted Holders will convert automatically, without any further action, into Subordinate Voting Shares at such time that the Caisse Group Permitted Holders no longer as a group beneficially own, directly or indirectly and in the aggregate, at least 5% of the issued and outstanding Participating Shares, and, in any such case, the Corporation shall, at its expense, effective as of such date, remove or cause the removal of the relevant group of Permitted Holders from the register of holders in respect of the Multiple Voting Shares subject to such automatic conversion, add the relevant group of Permitted Holders to the register of holders in respect of the resulting Subordinate Voting Shares, cancel or cause the cancellation of any certificate or certificates representing the Multiple Voting Shares so converted for Subordinate Voting Shares, and issue or cause to be issued a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation, and, against receipt from the relevant group of Permitted Holders of the certificate or certificates representing the Multiple Voting Shares in respect of which such automatic conversion has occurred, as applicable, deliver to such holders a certificate or certificates representing the Subordinate Voting Shares issued upon the automatic conversion of such Multiple Voting Shares, or the equivalent in any non-certificated inventory system administered by any applicable depository or transfer agent of the Corporation.

(c)

The Corporation may, from time to time, establish such policies and procedures relating to the conversion of the Multiple Voting Shares to Subordinate Voting Shares and the general administration of this dual class share structure as it may deem necessary or advisable, and may from time to time request that holders of Multiple Voting Shares furnish certifications, affidavits or other proof to the Corporation as it deems necessary to verify the ownership of Multiple Voting Shares and to confirm that a conversion to Subordinate Voting Shares has not occurred. A determination by the Corporate Secretary of the Corporation that a conversion of Multiple Voting Shares to Subordinate Voting Shares has occurred shall be conclusive and binding.

(6)	Right to Subscribe

(a)

In the event, subsequent to the initial public offering of the Subordinate Voting Shares, of any distribution or issuance, including by way of a share dividend (unless such a dividend is declared and payable in respect of Multiple Voting Shares pursuant to subsection 1.2(1) above) (a “Distribution”) of Voting Shares (other than Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or Voting Shares issued pursuant to the exercise of a right attached to any security of the Corporation issued prior to the Distribution) (the “Subject Voting Shares”) or of securities convertible or exchangeable into Subject Voting Shares or giving the right to acquire Subject Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Subject Voting Shares or any other securities of the Corporation in favour of the management, directors, employees or consultants of the Corporation) (the “Convertible Securities” and, together with the Subject Voting Shares, the “Distributed Securities”), the Corporation shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully-diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

(b)

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Corporation of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed; (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Subject Voting Shares other than Subordinate Voting Shares, the higher of (A) the weighted average price of the transactions on the Subordinate Voting Shares on the Toronto Stock Exchange (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Subject Voting Shares or (B) the weighted average price of transactions on the Subordinate Voting Shares on the Toronto Stock Exchange (or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Subject Voting Shares.

(c)

The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

(d)

The right to receive Rights to Subscribe, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Corporation.

(e)	Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Corporation.

(f)	An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Corporation to comply with the provisions of this subsection 1.2(6).

(7)	Certain Class Votes

(a)

Neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (a) or (e) of subsection 176(1) of the Act. Neither the holders of the Subordinate Voting Shares nor the holders of the Multiple Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the articles of the Corporation in the case of an amendment referred to in paragraph (b) of subsection 176(1) of the Act unless such exchange, reclassification or cancellation: (i) affects only the holders of that class; or (ii) affects the holders of Subordinate Voting Shares and Multiple Voting Shares differently, on a per share basis, and such holders are not otherwise entitled to vote separately as a class as provided herein or as provided by law in respect of such exchange, reclassification or cancellation.

(b)

In connection with any Change of Control Transaction requiring approval of the holders of Subordinate Voting Shares and Multiple Voting Shares under the Act, holders of Subordinate Voting Shares and Multiple Voting Shares shall be treated equally and identically, on a per share basis, unless different treatment of the shares of each such class is approved by a majority of the votes cast by the holders of outstanding Subordinate Voting Shares in respect of a resolution approving such Change of Control Transaction and by a majority of the votes cast by the holders of outstanding Multiple Voting Shares in respect of a resolution approving such Change of Control Transaction, each voting separately as a class at a meeting of the holders of that class called and held for such purpose.

(8)	Single Class

Except as otherwise provided herein, Subordinate Voting Shares and Multiple Voting Shares are equal in all respects and shall be treated as shares of a single class for all purposes under the Act.

1.3	Preferred Shares

The rights, privileges, restrictions and conditions attached to the Preferred Shares shall be as follows:

(1)	Directors’ Right to Issue One or More Series

The Preferred Shares may at any time and from time to time be issued in one or more series. Prior to the issuance of Preferred Shares of any series, the directors of the Corporation shall, subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares as a class, the articles of the Corporation and the provisions of the Act, by resolution amend the articles of the Corporation to fix the number of Preferred Shares in such series and determine the designation of, and the rights, privileges, restrictions and conditions attached to, the Preferred Shares of such series, including, but without limiting or restricting the generality of the foregoing, rights, privileges, restrictions and conditions with respect to:

(a)	the rate, amount or method of calculation of any dividends, and whether such rate, amount or method of calculation is subject to change or adjustment in the future;

(b)	whether any dividends are cumulative, partly cumulative or non-cumulative;

(c)	the dates, manner and currency of payments of any dividends and the date from which any dividends accrue or become payable;

(d)	voting rights, if any;

(e)

if redeemable, retractable or purchasable (whether at the option of the Corporation or the holder or otherwise), the redemption, retraction or purchase prices and currency or currencies thereof and the terms and conditions of redemption or purchase, with or without any provision for sinking or similar funds;

(f)	any rights of conversion, exchange or reclassification and the terms and conditions of any such rights; and

(g)	any other rights, privileges, restrictions and conditions, not inconsistent with these provisions, attaching to such series of Preferred Shares,

the whole subject to receipt by the Director appointed under the Act of articles of amendment designating and fixing the number of Preferred Shares in such series and setting forth the rights, privileges, restrictions and conditions attached thereto and the issue by the Director of a certificate of amendment with respect thereto.

(2)	Ranking of Preferred Shares of each Series

The Preferred Shares of each series shall, with respect to payment of dividends and the distribution of the assets of the Corporation in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank (a) pari passu with the Preferred Shares of every other series and (b) senior to the Multiple Voting Shares, the Subordinate Voting Shares and the shares of any other class ranking junior to the Preferred Shares. The Preferred Shares of any series may also be given such other preferences, not inconsistent with these provisions, over the Multiple Voting Shares, the Subordinate Voting Shares and the shares of any other class ranking junior to the Preferred Shares as may be fixed by directors’ resolution in accordance with subsection 1.3(1) above.

(3)	Voting Rights

Except as hereinafter specifically provided, as required by the Act, by law or as may be required by an order of a court of competent jurisdiction or in accordance with any voting rights which may be attached to any series of Preferred Shares, the holders of Preferred Shares shall not be entitled as such to receive notice of, or attend, any meeting of shareholders of the Corporation and shall not be entitled to vote at any meeting. The holders of Preferred Shares or any series thereof shall not, unless the rights, privileges, restrictions and conditions attached to any particular series thereof provide to the contrary, be entitled to vote separately as a class or series on any proposal to amend the articles of the Corporation referred to in paragraph (a), (b) or (e) of subsection 176(1) of the Act. In the event of any meeting of the holders of Preferred Shares, or any series thereof, each holder of Preferred Shares shall be entitled to one vote in respect of each Preferred Share held. Any approval required to be given by the holders of Preferred Shares shall be deemed to have been sufficiently given if it shall have been given by a resolution signed by all the holders of the then outstanding Preferred Shares or by a resolution passed by the affirmative vote of not less ~~66213~~66 2⁄3% of the votes cast by holders of Preferred Shares who voted in respect of that resolution at a meeting of the holders of Preferred Shares called and held for such purpose in accordance with the by-laws of the Corporation at which holders of not less than 25% of the then outstanding Preferred Shares are present in person or represented by proxy; provided that, if at any such meeting a quorum is not present within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to the same day in the next week at the same time and to such place as the chairman of the meeting may determine and, subject to the provisions of the Act, it shall not be necessary to give notice of such adjourned meeting. At such adjourned meeting the holders of Preferred Shares present in person or represented by proxy shall constitute a quorum and may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than ~~66213~~66 2⁄3 % of the votes cast by the holders of Preferred Shares at such meeting shall constitute the approval of the holders of Preferred Shares. Subject to the foregoing, the formalities to be observed with respect to proxies, the giving or waiving of notice of any such meeting and the conduct thereof shall be those from time to time prescribed in the Act and the by-laws of the Corporation with respect to meetings of shareholders.

1.4	Constraints on Ownership of Securities

(1)	Limitation on Ownership of Securities

No Subject Securityholder shall acquire, directly or indirectly, in one or more transactions, ownership of Securities, that, together with the Securities, Convertible Securities and other securities of the

Corporation owned by the Subject Securityholder on the date of the acquisition (assuming the exercise, settlement, exchange or conversion of the outstanding Convertible Securities held by the Subject Securityholder), represent or exceed a Significant Interest or, thereafter, any increment and/or multiple of a Significant Interest (each such other threshold, a “Tranche Interest”), without providing advance written notice to the Corporation and receiving the advance written approval of the Corporation and, if deemed necessary or advisable by the Board, of the applicable Regulatory Authorities for the acquisition of such Significant Interest or Tranche Interest, as applicable, by the Subject Securityholder.

For the purposes of this Section 1.4, if a Person and one or more Persons acting jointly or in concert with such Person acquire Securities, the Securities are deemed to be acquired, as applicable, by each Person, and the number of Securities and Convertible Securities owned by any Person shall include the number of Securities and Convertible Securities owned by any Person(s) acting jointly or in concert with such Person.

(2)	Exceptions to Limitation on Ownership of Securities

Subsection 1.4(1) shall not apply to the ownership or acquisition of Securities:

(a)

as a result of an acquisition by one or more underwriters or portfolio managers who purchase Securities for the purposes of distribution to the public or for the benefit of a third party provided that such third party is in compliance with subsection 1.4(1); or

(b)

as a result of Securities held by a Person who provides centralized facilities for the clearing of trades in Securities and is acting solely as an intermediary of the payment of funds or the delivery of Securities, including CDS Clearing and Depository Services Inc. and the Depositary Trust Company; however, such Person may still be subject to Applicable Laws imposed by Regulatory Authorities.

(3)	Triggering Event Notice

As soon as reasonably practicable after the Corporation becomes aware of the occurrence of a Triggering Event, the Corporation shall, subject to compliance with Applicable Laws, give the Subject Securityholder notice in writing (the “Notice”) setting out:

(a)

a request to furnish forthwith a declaration, in the form prescribed by the Corporation, providing any facts the Corporation may deem necessary or appropriate in its assessment of the Triggering Event;

(b)	if applicable, the number of Securities, if known by the Corporation, that are owned by the Subject Securityholder, and that gave rise to the Triggering Event;

(c)	reasonable detail about the nature of the Triggering Event that the Subject Securityholder has caused;

(d)	that the Subject Securityholder shall forthwith rectify the Triggering Event;

(e)	the period for the Subject Securityholder to rectify the Triggering Event, which shall not be less than 30 days of the date of the Notice, or such other period as may be required by Applicable Laws;

(f)	that the Corporation may immediately take action as contemplated by subsection 1.4(4) without further notice to the Subject Securityholder; and

(g)	that unless the Subject Securityholder either:

(i)

sells or otherwise disposes of the Securities that gave rise to the Triggering Event (as applicable) during the period specified in the Notice on a basis that does not result in a further Triggering Event and that is otherwise in compliance with Applicable Laws and provides to the Corporation, in addition to the declaration requested pursuant to subparagraph (i) of this subsection 1.4(3), written evidence satisfactory to the Corporation of such sale or other disposition; or

(ii)

provides to the Corporation, in addition to the declaration requested pursuant to subparagraph (i) of this subsection 1.4(3), written evidence satisfactory to the Corporation that no such Triggering Event has occurred or is continuing, or that the applicable Regulatory Authorities are satisfied that no sale or other disposition of Securities is required as a result of the Triggering Event;

such default (a “shareholder default”) may result in the consequence of sale or repurchase in accordance with subsection 1.4(5) without further notice to the Subject Securityholder.

(4)	Actions by the Corporation following Occurrence of Triggering Event

Upon the occurrence of a Triggering Event, so long as the Triggering Event subsists, the Corporation shall be entitled to immediately take, at its sole option and discretion and without prior notice to the Subject Securityholder, any of the following actions:

(a)	not issue any Securities to the Subject Securityholder;

(b)	place a stop transfer on any and all Securities owned by the Subject Securityholder;

(c)

suspend all voting (directly or indirectly or through any proxy, trustee, or nominee), interest, convertibility, dividend and other distribution rights, on all or any of the Securities owned by the Subject Securityholder;

(d)

apply to a Court of competent jurisdiction, seeking an injunction or other relief to prevent a breach or continuing breach of the provisions of this Section 1.4 or Applicable Laws by the Subject Securityholder or for an order directing that the number of Securities giving rise to the breach of such provisions or Applicable Laws by such Subject Securityholder be sold or otherwise disposed of in a manner that the Court may deem appropriate;

(e)

apply to the Autorité des marchés financiers (Québec), its successors or assigns, or such other Governmental Authority having jurisdiction over the affairs of the Corporation, to effect a cease trading order or such similar restriction against the Subject Securityholder until such time as the Subject Securityholder complies with the provisions of this Section 1.4 or Applicable Laws; and

(f)	any further actions as are determined necessary by the Board to comply with Applicable Laws.

(5)	Sale or Repurchase of Securities by the Corporation

(a)

In the event of a shareholder default, to the extent (i) a sale or other disposition of Securities owned by the Subject Securityholder is required by the applicable Regulatory Authorities, or (ii) the Board deems necessary or advisable a sale or other disposition of Securities owned by the Subject Securityholder, based on information available to it and/or in consultation with the applicable Regulatory Authorities, then the Corporation shall have the power and authority (but not the obligation), subject to Applicable Laws, and at its sole option and discretion, in a single transaction or in a series of transactions at any time and from time to time, to:

(i)

sell, as agent and lawful attorney for the benefit and on behalf of the Subject Securityholder, all or a portion of the Securities through the facilities of the Toronto Stock Exchange, the Nasdaq Global Select Market or such other exchange, market or quotation system upon which the Securities (or securities into which the Securities may be converted) are then listed or quoted (and, for such purpose, to convert the Securities in accordance with applicable provisions of the articles), upon such timing and terms (including but not limited to the price or prices at which the same is made) as the Corporation determines to be reasonably obtainable having regard to all the circumstances, including but not limited to the number of Securities to be disposed of and any requirement that the disposal be made without delay; and/or

(ii)

repurchase or redeem, for cancellation, all or a portion of the Securities on the Repurchase Date, at the Repurchase Price, to be payable in cash, by the issuance of a promissory note or a combination thereof, as the Board of Directors of the Corporation shall determine;

it being understood, in any such case, that the Corporation shall only sell or redeem or repurchase, as applicable, that number of Securities required by the applicable Regulatory Authorities to be sold or otherwise disposed of, or that the Board deems necessary or advisable to be sold or otherwise disposed of, based on information available to it and/or in consultation with the applicable Regulatory Authorities.

(b)

Any promissory note issued in payment, in whole or in part, of a repurchase or redemption of Securities in accordance with subsection 1.4(5)(a)(ii) shall contain such terms and conditions as the Board of Directors determines necessary or advisable, including, without limitation, subordination provisions, to comply with any law or regulation applicable to the Corporation or any Affiliate or to prevent a default under, breach of, event of default under or acceleration of any loan, promissory note, mortgage, indenture, line of credit of other debt or financing agreement of the Corporation or any Affiliate.

(c)

For all purposes of a sale of Securities in accordance with subsection 1.4(5)(a)(i), the Subject Securityholder shall be automatically and irrevocably deemed to have appointed the Corporation as its agent and lawful attorney, and, if such Securities are Multiple Voting Shares, to have exercised his, her or its rights under subsection 1.2(4) to convert such Multiple Voting Shares into fully paid and non-assessable Subordinate Voting Shares, on a share-for-share basis, effective immediately prior to such sale.

(d)

In the event of any sale of Securities in accordance with subsection 1.4(5)(a)(i), the proceeds of the sale shall be received by the Corporation or by any Person nominated by the Corporation whose receipt shall be a good discharge for the purchase money.

(e)

In the event of any sale or repurchase or redemption of Securities in accordance with subsection 1.4(5)(a)(i) and/or subsection 1.4(5)(a)(ii), respectively, the amount of the net proceeds of sale (without any interest being payable in respect of it and after deduction of any expenses incurred by the Corporation in the sale including, without limitation, broker’s or selling agent’s fees, commissions and expenses, taxes and duties) or the Repurchase Price, respectively, shall be paid to the former holder (or, in the case of joint holders, the first of them named in the register) upon surrender by or on behalf of such holder to the Corporation for cancellation of the Securities repurchased, redeemed or sold. Alternatively, the Corporation may, not later than 10 days after the sale, repurchase or redemption, as applicable, deposit an amount equal to the amount of such net proceeds of sale or the Repurchase Price, as applicable, in a special account in any bank or trust company in Canada selected by it. The amount of the deposit, less the reasonable costs of administration of the special account, shall be payable to the former holder of the Securities sold, repurchased or redeemed on presentation and surrender to that bank or trust company of such Securities. Any interest earned on any amount so deposited shall accrue to the benefit of the Corporation.

(f)

From and after any payment or deposit made pursuant to this subsection 1.4(5), the Subject Securityholder shall not be entitled to any of the remaining rights of a holder in respect of the Securities sold or repurchased or redeemed, other than the right to receive the payment or funds so deposited on presentation and surrender of the Securities sold or repurchased or redeemed.

(g)

If a part only of the Securities represented by any certificate are sold or repurchased or redeemed in accordance with this subsection 1.4(5), the Board will select the Securities to be sold or repurchased or redeemed, by lot or in any other manner determined by the Board in its sole discretion, and the Corporation shall, on presentation and surrender of such certificate and at the expense of the registered holder, issue a new certificate representing the balance of the Securities.

(h)

As soon as is reasonably practicable after, and, in any event, not later than 30 days after, a payment or deposit is made pursuant to subsection 1.4(5)(e), the Corporation shall send a notice to the Subject Securityholder of the Securities sold or repurchased or redeemed and the notice shall, in addition to any other information required by Applicable Laws, state:

(i)	that a specified number of Securities has been sold, repurchased or redeemed, as the case may be;

(ii)	the amount of the net proceeds of sale or the Repurchase Price, as the case may be;

(iii)	the name and address of the bank or trust company at which the Corporation has made the deposit of the net proceeds of sale or the Repurchase Price, as the case may be; and

(iv)	all other relevant particulars of the sale, repurchase or redemption, respectively.

(i)	For the purpose of effecting any sale, repurchase or redemption of Securities pursuant to this subsection 1.4(5), the Corporation may, without limitation:

(i)	authorize in writing any director, officer or employee of the Corporation to execute any necessary transfer on behalf of any holder of Securities; and/or

(ii)	convert any Security from uncertificated form to certificated form; and/or

(iii)

in respect of any Securities owned by the Subject Securityholder in a book-entry registration system or non-certificated inventory system through any trustee, legal representative, agent or mandatary, or other intermediary, cause such position to be registered and reflected by an entry of the Subject Securityholder’s name(s) on the Corporation’s securities register and/or the register of securities maintained by any of the Corporation’s transfer agents for the Securities (and, for greater certainty, removed from the book-entry registration system or non- certificated inventory system in accordance with applicable prescribed procedures therefor);

and give to the transfer agents of the Corporation, such directives which it may deem appropriate, in its sole discretion. For greater certainty, the Corporation may sell, repurchase or redeem Securities in accordance with subsection 1.4(5)(a)(i) and/or 1.4(5)(a)(ii), respectively, despite the fact that the Corporation does not possess the certificates or electronic evidence of ownership (such as a direct registration system or book-based ownership confirmation) representing the Securities at the time of the sale, repurchase or redemption, and enter the name of the purchaser or its nominee in the register in respect of Securities sold in accordance with subsection 1.4(5)(a)(i) notwithstanding the absence of any certificate or electronic evidence of ownership. If, in accordance with subsection 1.4(5)(a)(i), the Corporation sells Securities without possession of the certificate or electronic evidence of ownership representing the Securities, the Corporation shall issue to the purchaser of such Securities or its nominee a new certificate or electronic evidence of ownership representing the Securities sold (or credit the account(s) of such Person(s) as the purchaser may direct pursuant to procedures prescribed by a direct registration or other electronic book-entry system), and an instrument of transfer executed by any director, officer or employee of the Corporation so authorized by the Board shall be as effective as if it had been executed by the holder of the transferred Securities and the title of the transferee shall not be affected by any irregularity or invalidity in the proceedings relating to the sale.

(j)

In connection with any repurchase or redemption of Securities pursuant to this subsection 1.4(5), to the extent required by Applicable Laws, the Corporation may deduct and withhold any tax from the Repurchase Price. To the extent any amounts are so deducted and withheld and are timely remitted to the applicable

Governmental Authority, such amounts shall be treated for all purposes herein as having been paid to the Person in respect of which such deduction and withholding was made.

(6)	By-Laws

Subject to the Act and the regulations thereunder, the Board may make, amend or repeal any by-laws or other documents required to administer the provisions of this Section 1.4 (the “constrained securities provisions”) set out in these articles, including by-laws or other documents:

(a)

to require any Person whom the Board knows or has reasonable cause to believe to be interested (legally or beneficially) in the Corporation’s securities to furnish forthwith a declaration, in the form prescribed by the Corporation, declaring:

(i)	whether the Person owns, or is proposing to acquire or own, any Securities, Convertible Securities or other securities of the Corporation;

(ii)	whether the Person is acting jointly or in concert with any other Person;

(iii)

the number and/or principal amount, as applicable, of any class or series of Securities and/or Convertible Securities or other securities of the Corporation that the Person, together with any Person acting jointly or in concert with such Person, owns, directly or indirectly;

and declaring any further facts that the Board considers relevant;

(b)

to require any Person seeking to have a transfer of a Security registered in their name or to have a Security issued or transferred to them to furnish a declaration similar to the declaration a Person may be required to furnish under subsection 1.4(6)(a) above; and

(c)	to determine the circumstances in which any declarations are required (including as to from whom a declaration is required), their form and the times when they are to be furnished.

Where a Person fails to furnish a declaration required pursuant to such a by-law, these articles or any other document made pursuant to this subsection 1.4(6) within the time specified therein, the Corporation may, in its sole and absolute discretion, (i)(a) refuse to recognize all ownership rights attributable to the Securities held by such Person, including the voting rights attached to such Securities (whether directly or indirectly or through any proxy, trustee, or nominee), (b) refuse to register a transfer of a Security in their name, and/or (c) refuse to issue a Security to them, until, in each case, that Person has furnished the declaration and the Corporation is reasonably satisfied that no Triggering Event exists or is anticipated to occur, and/or (ii) deem a Triggering Event to have occurred, and exercise all rights afforded by these articles with respect to such non-compliant Person.

The directors, officers, employees and agents of the Corporation shall be entitled to rely on any information on which they consider reasonable to rely in the circumstances, including without limitation any declaration made pursuant to a by-law, these articles or any other document made pursuant to this subsection 1.4(6), the securities registers of the Corporation, any other register held, or any declaration of residence collected by, the transfer agents of the Corporation or any depositary, such as CDS Clearing and Depository Services Inc. and the Depositary Trust Company, as of any date, the knowledge of any director, officer, employee or agent of the Corporation or any advisor to the Corporation and the opinion of counsel to the Corporation, and shall be exempt from liability for any action taken or not taken in reliance thereon.

(7)	Miscellaneous

The Corporation is entitled to injunctive relief in any court of competent jurisdiction to enforce the provisions of this Section 1.4 and each Subject Securityholder shall be deemed to have acknowledged, by acquiring ownership of Securities of the Corporation, that the failure to comply with this Section 1.4 will expose the Corporation to irreparable injury for which there is no adequate remedy at law and that the Corporation is entitled to injunctive relief to enforce the provisions of this Section 1.4.

The Corporation’s rights and remedies under these articles are cumulative and are in addition to, and not in substitution for, any other rights and remedies available at law or in equity or otherwise. No single or partial exercise by the Corporation of any right or remedy precludes or otherwise affects the exercise of any other right or remedy to which the Corporation may be entitled.

Any Subject Securityholder shall indemnify and hold harmless the Corporation and its Affiliates for any and all losses, costs and expenses incurred as a result of, or arising out of, such Subject Securityholder’s continuing ownership or control of Securities, the neglect, refusal or other failure to comply with the provisions of the articles or failure to promptly divest itself of any Securities when required by Applicable Laws or these articles.

A Subject Shareholder is responsible for the costs associated with obtaining approval of such Subject Securityholder’s continuing ownership or control of Securities as may be required from any applicable Regulatory Authorities, including legal costs and the costs of any investigation or registration fees charged by the applicable Regulatory Authorities in connection with the approval or registration of the Subject Shareholder by such Regulatory Authorities.

The Corporation may take other action as it deems necessary or advisable to protect from the denial or threatened denial, loss or threatened loss or delayed issuance or threatened delayed issuance of any License. The Board of Directors may conform any provisions of the articles to the extent necessary to make such a provision consistent with Applicable Laws.

In addition, the Board of Directors may establish, modify, amend or rescind bylaws, regulations, and procedures for the purpose of determining whether any Triggering Event has occurred or may be anticipated to occur and for the orderly application, administration and implementation of the relevant provisions of the articles.

Neither any shareholder of the Corporation nor any other interested Person shall have any claim or action against the Corporation or against any director or officer of the Corporation nor shall the Corporation have any claim or action against any director or officer of the Corporation arising out of any act (including any omission to act) performed pursuant to or in intended pursuance of the provisions of this Section 1.4 or any breach or alleged breach of such provisions.

Except as may be required by any Applicable Law or Regulatory Authority, the Board of Directors may waive or terminate any of the rights of the Corporation or any restrictions contained in the articles, if such waiver or termination is determined by the Board to be in the best interests of the Corporation.

Notwithstanding anything in this Section 1.4:

(a)

neither the Corporation nor, subject to their duties as directors, the directors shall be bound to do or take any proceeding or acting with respect to this Section 1.4 by virtue of the powers conferred on them hereby. The directors shall have the sole right and authority to make any determination required or contemplated under this Section 1.4 and, without limiting the generality of the foregoing, if the directors consider that there are reasonable grounds for believing that a Triggering Event has occurred or may occur, the directors shall make a determination with respect to the matter, which may include, for greater certainty, waiving such Triggering Event. Any such determination shall be conclusive, final and binding except to the extent modified by any subsequent determination by the directors. In any situation where it is unclear whether a Triggering Event has occurred or may occur, the directors may exercise their discretion in determining whether such a Triggering Event has occurred or may occur, and any such exercise by them of their discretion shall be binding for the purposes of this Section 1.4. Notwithstanding the foregoing, the directors may delegate, in whole or in part, their power to make a determination in this respect to any officer of the Corporation;

(b)

any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any director or officer under or pursuant to this Section 1.4 (including without prejudice to the generality of the foregoing, as to the manner, timing and terms of any sale, repurchase or redemption of Securities) shall be final and conclusive; and any sale or other disposition made, or other thing done, by or on behalf of, or on the authority of, the Board or any director or officer pursuant to this Section 1.4 shall be conclusive and binding on all Persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. Neither the Corporation nor the Board shall be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Section 1.4; and

(c)	this Section 1.4 shall apply notwithstanding any other provision, or part thereof, of these articles which is inconsistent with or contrary to it.

The Corporation shall cause to be included in every indenture or other operative document relating to securities (other than Securities, or options or other securities issued under compensatory plans or other plans to purchase Securities or any other securities of the Corporation in favour of the management, directors, employees or consultants of the Corporation) a provision on such specific terms as may be approved by the Board requiring that any Person who holds securities represented by that indenture or other document and is found to be unsuitable to hold such interest shall have the interest redeemed or shall dispose of the interest in the Corporation in the manner and on the terms set forth in the indenture or other document. Any such provision as is approved by the Board shall be conclusively and irrefutably deemed for all purposes to satisfy the requirements of this subsection 1.4(7) and any Person may rely on the foregoing for any purpose, including, but not limited to, for the purpose of rendering any legal opinion.

The invalidity or unenforceability of any provision, in whole or in part, of this Section 1.4 for any reason shall not affect the validity or enforceability of any other provision, or part thereof, of these Articles of the Corporation.

(8)	Disclosure Required

Each of the following documents issued or published by the Corporation may, at the Corporation’s sole discretion, indicate conspicuously the general nature of the constraints on issue, transfer and ownership of its Securities contained herein:

(a)	a certificate representing a Security;

(b)	a management proxy circular; and

(c)	a prospectus, statement of material facts, registration statement or similar document.

(9)	Notices

Notice to the Corporation. Subject to applicable law, any notice, request or other communication to be given to the Corporation by a Subject Securityholder pursuant to this Section 1.4 must be in writing and will be valid and effective if given by mail (postage prepaid) or by electronic communication or by delivery to the registered office of the Corporation and addressed to the attention of the Corporate Secretary. Any such notice, request or other communication, if given by mail, electronic communication or delivery, will be deemed to have been given and received only on actual receipt by the Corporation.

Presentation and Surrender of Securities. Any presentation and surrender of Securities in connection with the sale, repurchase or redemption of Securities must be made (i) in the case of Securities represented by a certificate, by surrendering the certificate(s) representing the Securities by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the transfer agent as may be specified by the Corporation, in each case addressed to the attention of the Corporate Secretary of the Corporation, and (ii) in the case of Securities entered into a direct registration or other electronic book-entry system, in accordance with the operating rules and procedures prescribed pursuant to such direct registration or other electronic book-entry system. Any such presentation and surrender of Securities will be deemed to have been made and to be effective only on actual receipt by the Corporation or its transfer agent, as the case may be. Any such presentation and surrender of certificates made by registered mail will be at the sole risk of the holder mailing the same.

Notice to Holders of Securities. Subject to applicable law, any notice, request or other communication to be given to a holder of Securities by or on behalf of the Corporation must be in writing and will be valid and effective if given by ordinary unregistered first class mail (postage prepaid) or by electronic communication or by delivery to the address of the holder recorded in the securities register of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fifth Business Day following the date of mailing and, if given by electronic communication or by delivery, will be deemed to have been given and received on the date of electronic communication or delivery. Failure of a Subject Securityholder to receive written notice under these articles shall not preclude the Corporation from exercising its rights under these articles, and will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant to that notice, request or other communication.

SCHEDULE A-5

NOTICE OF APPLICATION

See attached.

NOTICE OF PRESENTATION OF THE MOTION FOR INTERIM AND FINAL ORDERS WITH RESPECT TO AN ARRANGEMENT

(FINAL ORDER)

TAKE NOTICE that the present Motion for Interim and Final Order will be presented for adjudication of the Final Order sought therein to the Superior Court of Quebec, sitting in the Commercial Division, in and for the district of Montreal at the Montreal Courthouse located at 1, Notre-Dame Street East, Montreal, Quebec, in room 16.04, on May 31, 2022, at 9:00 a.m. (Montreal time) or any other date fixed by the Court, as shall be determined by the judge adjudicating the Interim Order.

Pursuant to the Interim Order issued by the Superior Court of Quebec on March 16, 2022, if you wish to make representations before the Court, you are required to file an appearance at the Office of the Clerk of the Superior Court of the District of Montreal, no later than 4:30 p.m. (Montreal time) on May 27, 2022 and to serve Me Stéphanie Lapierre of Stikeman Elliott LLP, counsel for the Petitioner, a copy of this form within the same time limit at the following address:

1155 René-Lévesque Blvd. West, 41e Floor

Montreal, Quebec H3B 3V2

Fax: 514.397.3222 / Email: slapierre@stikeman.com

If you wish to contest the issuance by the Court of the Final Order, you are required, pursuant to the terms of the Interim Order, to prepare a written contestation containing the reasons why the Court should not issue the Final Order. This written contestation must be supported as to the facts by affidavit(s), and exhibit(s), if any, and must be filed at the Office of the Clerk of the Superior Court of the District of Montreal no later than noon (Montreal time) on May 30, 2022, and serve Me Stéphanie Lapierre of Stikeman Elliott LLP, counsel for the Petitioner at the above-mentioned address.

TAKE FURTHER NOTICE that, if you do not file a written contestation and/or an appearance form within the above-mentioned time limits, you will not be entitled to contest the Motion for Final Order or make representations before the Court, and the Petitioner may be granted a judgment without further notice or extension.

If you wish to make representations or contest the issuance by the Court of the Final Order, it is important that you take action within the time limits indicated, either by retaining the services of an attorney who will represent you and act in your name, or by doing so yourself.

DO GOVERN YOURSELVES ACCORDINGLY.

MONTRÉAL, March 28, 2022

STIKEMAN ELLIOTT LLP
(Me Stéphanie Lapierre) 1155 René-Lévesque Blvd. West
Suite 4100
Montréal, Québec, H3B 3V2

Tel. : (514) 397 3029
Fax : (514) 397 3222
Email : slapierre@stikeman.com

Attorneys for Nuvei Corporation

SCHEDULE B-1

RESOLUTION OF THE SHAREHOLDERS IN RESPECT OF AMENDMENTS TO BY-LAW NO. 2020-1 – GENERAL BY-LAW

BE IT RESOLVED THAT:

1.

The Amended By-Law No. 2022-1 – General By-Law of Nuvei Corporation (the “Company”) (the “Amended By-Law”), as reproduced in its entirety under “Schedule B-2” attached to the management information circular of the Company dated April 14, 2022 (the “Circular”) and as described in the Circular, be and is hereby approved, authorized and confirmed;

2.

The Amended By-Law shall become effective, and replace the existing “By-Law No. 2020-1 – General By-Law” of the Company, on the date that the Arrangement (as defined in the Circular) becomes effective, if applicable; and

3.

Any director or officer of the Company be and is hereby authorized and directed, for and on behalf of the Company, to do all acts and things, as such director or officer may determine necessary or advisable to give effect to this resolution.

B-1

SCHEDULE B-2

AMENDED BY-LAW NO. 2022-1 – GENERAL BY-LAW

See attached.

B-2

NUVEI CORPORATION

BY-LAW NO. 2022-1 – GENERAL BY-LAW

1.	INTERPRETATION

1.1	Definitions.

For the purposes of this By-law, unless otherwise provided:

“Act” means the Canada Business Corporations Act, R.S.C. (1985) ch. C-44, as well as any amendment which may be made thereto, and any act which may be substituted therefor.

“Board” means the Board of Directors of the Corporation.

“Corporation” means Nuvei Corporation or its successor.

All terms used in this By-law and which are defined in the Act and not otherwise defined herein shall have the meanings given to such terms in the Act.

1.2	Conflict with the Articles.

In the event of conflict between the provisions of this By-law and those of the Articles, the latter shall prevail.

2.	BUSINESS OF THE CORPORATION

2.1	Registered Office.

The registered office of the Corporation is situated in the Province specified in the Articles, at such address as the Board may determine.

2.2	Corporate Seal.

The Corporation may, but need not, adopt one or more corporate seals which shall be such as the Board may approve by resolution from time to time.

2.3	Financial Year.

The financial year of the Corporation shall end on such date in each year as shall be determined from time to time by the Board.

3.	SHAREHOLDERS

3.1	Annual Meeting.

The annual meeting of the shareholders of the Corporation shall be held on such date each year and at such time as may be fixed by the Board in accordance with the Act.

3.2	Special Meetings.

Special meetings of the shareholders may be called at any time as determined by the Board and shall be called by the Board when required by one or more shareholders holding no less than 5% of the outstanding voting shares in accordance with the Act.

3.3	Place of Meetings.

Meetings of the shareholders shall be held at the registered office of the Corporation or at any other place in Canada that may be fixed by the Board. Meetings of the shareholders may also be held at a place outside Canada specified in the Articles.

3.4	Notice of Meetings.

Notice of each meeting of the shareholders shall be sent to the shareholders entitled to vote thereat, the directors and the auditor not less than 10 days (or 21 days if the Corporation is a distributing corporation) and not more than 60 days prior to the date fixed for the meeting. If such notice is delivered personally or mailed, it shall be directed to the last address of the intended recipient as shown in the records of the Corporation or its agent. The signature to any notice of meeting may be written, stamped, typewritten, printed or otherwise mechanically reproduced thereon.

The irregularity in the notice of meeting or the delivery thereof, including the accidental omission of giving it or the non-reception by a shareholder, a director or the auditor, does not affect the validity of the procedures at the meeting.

In the case of joint shareholders, the notice of meeting and any document pertaining to the meeting may be sent to whichever of such persons is named first in the securities register of the Corporation. Any notice and documents so given shall be sufficient for all of them.

A certificate of the Secretary or of any other duly authorized officer of the Corporation in office at the time of the making of the certificate shall be conclusive evidence of the sending or delivery of a notice of meeting.

3.5	Meeting Chairperson and Secretary.

The Chair of the Board, or such other person as may from time to time be appointed for that purpose by the Board, shall preside at meetings of shareholders. The Secretary, or such other person as may be appointed for that purpose by the chairperson of the meeting, shall act as secretary of the meeting.

3.6	Quorum.

Two or more persons present in person or represented by proxy and holding not less than 25% of the aggregate number of votes attached to all the voting shares for such meeting shall constitute a quorum at an annual or special meeting of the shareholders, regardless of the actual number of persons actually present.

3.7	Proxy.

Shareholders may be represented and vote by proxy. A proxyholder need not be a shareholder of the Corporation and may serve as proxyholder for several shareholders.

3.8	Participation by Telephone or Electronic Means.

Any person entitled to attend a meeting of shareholders may participate in the meeting using means permitting all participants to communicate adequately with each other, if the Corporation makes available such a communication facility, in particular, telephonic or electronic means. A person participating in a meeting by such means is deemed to be present at the meeting. The Board may determine that the meeting shall be held entirely by means permitting all participants to communicate adequately with each other, in particular, by telephonic or electronic means.

3.9	Voting.

Unless a ballot is ordered or requested, the vote shall be taken by a show of hands. In such case, the shareholders or their proxyholders shall vote by raising their hands, and the number of votes shall be calculated in accordance with the number of raised hands.

If the chairperson so orders or a shareholder or proxyholder entitled to vote so requests, the vote shall be taken by ballot. A request for a vote by ballot may be made at any time during the meeting, even after the holding of a vote by a show of hands, and such a request may also be withdrawn. Whether or not a vote by a show of hands has previously been taken on the same matter, the result of a ballot shall be deemed to represent the resolution of the meeting in respect thereof.

The Corporation may allow the shareholders and their proxyholders to vote by means of a telephonic, electronic or other communication facility it makes available for that purpose and in accordance with the explanation and instructions it provides them, inasmuch as this facility complies with the requirements contained in the Act.

In the case of joint shareholders and if more than one of such persons is present at any meeting, in person or by proxy, that one of the said persons so present whose name stands first in the securities register of the Corporation in respect of such shares shall alone be entitled to vote in respect thereof.

3.10	Procedure at Meetings.

The chairperson of any meeting of shareholders shall preside over its deliberations and ensure its orderly conduct. The chairperson has all powers necessary to ensure that the meeting is able to effectively conduct the business for which it was called. To this end, the chairperson shall determine and conduct the procedure in all respects, and his or her decisions, including those pertaining to the validity or invalidity of proxies, shall be conclusive and binding. Everyone attending the meeting, whether or not a shareholder, must comply with the instructions of the chairperson.

Unless a ballot is requested, a declaration by the chairperson that a resolution has been carried or defeated, with or without qualification of unanimity, by a particular majority, and an entry to this effect in the minutes of the meeting shall be conclusive evidence of the fact.

At all times during the meeting, the chairperson may, of his own initiative, suspend the meeting for a specified amount of time. He may also adjourn the meeting for a valid reason such as a disturbance or confusion rendering the harmonious and orderly conduct of the meeting impossible.

3.11	Scrutineers.

The chairperson at any meeting of shareholders may appoint scrutineers (who may but need not be directors, officers, employees, or shareholders of the Corporation), who shall act in accordance with the directives of the chairperson.

4.	BOARD OF DIRECTORS

4.1	Number.

The Corporation shall be managed by a Board composed of the fixed number of directors indicated in its Articles. If the Articles establish a minimum and a maximum number of directors, the Board shall be composed of the fixed number of directors established by resolution passed by the Board or, failing this, selected by the shareholders within such limits.

4.2	Board Meetings.

Meetings of the Board may be called by or by order of the Chair of the Board, if any, the President or any two directors and may be held anywhere in or outside Canada.

4.3	Place of Meetings.

Meetings of the Board may be held anywhere in or outside Canada.

4.4	Notice of Meetings.

Notice of a meeting shall be sent to the directors no less than two days prior to the date fixed for the meeting. Every year, immediately after the annual meeting of the shareholders, a meeting of the new directors present shall be held without further notice if they constitute a quorum, to elect or appoint the officers of the Corporation and consider, deal with and dispose of any other matter. Decisions made during the course of a meeting of the Board shall be valid notwithstanding any irregularity, thereafter discovered, in the calling of the meeting of the Board.

4.5	Meeting Chairperson and Secretary.

Meetings of the Board shall be chaired by the Chair of the Board, if any, or, failing him, by the Lead Director, if any, or, failing him, by the President if he is a director. The Secretary shall act as secretary of the meetings. The directors present at a meeting may nevertheless appoint any other person as chairperson or secretary of such meeting.

4.6	Quorum.

A majority of the directors in office shall constitute a quorum for a meeting of the Board. A quorum shall be present for the entire duration of the meeting.

4.7	Participation by Telephone or Electronic Means.

Directors may, if all are in agreement, participate in a Board meeting using means permitting all participants to communicate adequately with each other, in particular, by telephonic or electronic means. A director participating in the meeting by such means shall be deemed to have been present at that meeting. A telephonic or electronic vote is deemed to have been given by show of hands or by ballot, as the case may be.

4.8	Voting.

Each director shall be entitled to one vote and all matters shall be decided by the majority of the votes cast. The vote shall be taken by a show of hands unless the chairperson orders or a director requests a ballot, in which case the vote shall be taken by ballot. If the vote is taken by ballot, the secretary shall act as scrutineer and count the ballots. The fact of having voted by ballot shall not deprive a director of the right to express his dissidence in respect of the resolution concerned and to cause such dissidence to be entered. Voting by proxy shall not be permitted. The chairperson shall have no casting vote in the case of an equality of votes.

4.9	Procedure.

The chairperson ensures that the meeting is conducted smoothly and submits to the Board the motions on which a vote is to be taken and generally conducts the procedure thereat in all respects, in which regard his decision shall be final and binding on all the directors. At the request of the chairperson or any director, a director who has an interest in a contract with the Corporation and is prohibited by the Act to vote on the contract shall leave the meeting while the Board discusses and votes on the contract concerned.

4.10	Signed Resolution.

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors, shall be as valid as if it had been passed at a meeting of directors. A copy of each signed resolution shall be kept with the minutes of the proceedings of the directors.

5.	COMMITTEES AND OFFICERS

5.1	Committees.

The Board may, by resolution, appoint any committee that it may deem fit. Subject to the provisions of the Act and except as otherwise provided by the Board, each such committee shall have the power to fix its quorum (which quorum shall consist of no less than a majority of its members) to appoint its own Chair and to determine its own procedures.

5.2	Officers.

The Board may, by resolution, appoint all officers it deems appropriate and, subject to the provisions of the Act, determine their powers, functions and duties. The same person may hold more than one office.

6.	INDEMNIFICATION

6.1	Indemnity.

Subject to the limitations provided by the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or a person who acts or acted at the Corporation’s request as a director or officer, or a person acting in a similar capacity, of another entity, and his or her heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal, administrative or investigative or other proceeding in which he or she is involved by reason of being or having been a director or officer of the Corporation or as a director or officer, or a person acting in a similar capacity, of such entity, if:

a)	he or she acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, the entity; and

b)	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

6.2	Insurance.

The Corporation may purchase and maintain insurance for the benefit of any person referred to in Section 6.1 against such liability as the Board may from time to time determine, and as permitted by the Act.

6.3	Reimbursement and advance of costs.

Subject to a contract specifying and restraining this obligation, the Corporation shall reimburse the director, officer and any other agent for the reasonable and necessary costs paid by him or her during the execution of his duties. This reimbursement shall be done after the presentation of all relevant documents. Moreover, subject to the limitations provided by the Act, the Corporation shall, upon request, advance moneys to such individual for the costs, charges and expenses referred to in Section 6.1, and the individual must repay the moneys if he or she does not fulfil the conditions set out in Section 6.1.

7.	SHARE CAPITAL

7.1	Issue of Shares.

Subject to all provisions contained in the Articles or in a unanimous shareholders agreement limiting the allocation or issue of shares in the share capital of the Corporation, the directors may accept subscriptions for, allot, distribute, issue, in whole or in part, the unissued shares of the Corporation, grant options thereon or otherwise dispose thereof to any person, corporation, company, body corporate or other entity, upon the conditions and for the lawful consideration in compliance with the Articles and the Act which is determined by the directors, without any requirement to offer such unissued shares to persons who are already shareholders rateably to the shares held by them.

7.2	Securities Register.

A central securities register shall be maintained by the Corporation or its agent at the registered office or at any other place in Canada designated by the directors. The directors may from time to time provide that one or more branch securities registers shall be maintained at such places within Canada or elsewhere as may be designated by a resolution and may appoint one or more agents to maintain the same and to effect and record therein transfers of shares of the capital stock of the Corporation. Such an agent may be designated as transfer agent or registrar according to their functions and one person may be designated as both registrar and transfer agent.

7.3	Declarations.

For the purposes of administering the constrained securities provisions (as such term is defined in the Articles) set out in the Articles, (i) any person whom the Board knows, or has reasonable cause to believe to be interested (legally or beneficially) in the securities of the Corporation, (ii) any person seeking to have a transfer of a security registered in their name,

(iii) any person seeking to have a security issued or transferred to them, and (iv) any other person required by the Board, acting reasonably, to do so in order to administer the constrained securities provisions set out in the Articles, shall, if required by the Corporation to do so, furnish a declaration containing information with respect to:

(a)	whether the person owns, or is proposing to acquire or own, any securities;

(b)	whether the person is acting jointly or in concert with any other person;

(c)

the number and/or principal amount, as applicable, of any class or series of securities (including any securities, instruments or rights that may from time to time be convertible into, or exchangeable for, or which carry the right for the holder to purchase or otherwise acquire, securities) that the person, together with any person acting jointly or in concert with such person, owns (within the meaning of such term in the Articles), directly or indirectly;

and declaring and/or certifying any further facts as may be considered relevant by the Board.

A declaration shall be required in such other circumstances and at such times as the corporate secretary of the Corporation shall from time to time determine. The form of any declaration required pursuant hereto shall be approved by the corporate secretary of the Corporation from time to time and, without limiting the generality of the foregoing, may be required to be in the form of a simple declaration in writing or a statutory declaration under the Canada Evidence Act.

Where a person fails to furnish a declaration required pursuant to this By-law within the time specified therein, the Board may, in its sole and absolute discretion, (i)(a) refuse to recognize all ownership rights attributable to the securities of the Corporation held by such person, including the voting rights attached to such securities (whether directly or indirectly or through any proxy, trustee or nominee), (b) refuse to register a transfer of a security in their name, and/or (c) refuse to issue a security to them, until, in each case, that person has furnished the declaration and the Board is reasonably satisfied that no Triggering Event (as defined in the Articles) exists or is anticipated to occur, and (ii) deem a Triggering Event to have occurred, and take any or all of the actions set forth in section 1.4 of the Articles.

7.4	Share Certificates.

Subject to the Act and applicable laws, share certificates, if required, will be in the form that the Board approves from time to time or that the Corporation adopts.

7.5	Lost or Destroyed Certificates.

The Board may, upon conditions it shall establish, direct that one or more new certificates of shares may be issued to replace any certificate or certificates of shares theretofore issued by the Corporation that have been worn out, lost, stolen, or destroyed, and the Board, when authorizing the issuance of such new certificate or certificates, may, in its discretion, and as a condition precedent thereto, require the owner of the worn-out, lost, stolen or destroyed certificate or certificates or his legal representatives to give to the Corporation and/or its agent, a bond in such sum as it may direct, as indemnity against any claim that may be made against them for or in respect of the shares represented by such certificates alleged to have been worn out, lost, stolen or destroyed.

8.	DIVIDENDS AND OTHER PAYMENTS

8.1	Dividends.

The Board may, periodically and in compliance with the law, declare and pay dividends to the shareholders, in accordance with their respective rights.

8.2	Payment.

Any cash dividend or other payment to shareholders will be paid by cheque or by electronic means or by such other method as the directors may determine.

The payment will be made to or to the order of each registered holder of shares in respect of which the payment is to be made. Cheques will be sent to the registered holder’s last address as shown in the records of the Corporation or its agent, unless the holder otherwise directs. In the case of joint holders, the payment will be made to the order of all such joint holders and, if applicable, sent to whichever of such joint holders is named first in the securities register of the Corporation, unless such joint holders otherwise direct.

The sending of the cheque or the sending of the payment by electronic means or the sending of the payment by a method determined by the directors in an amount equal to the dividend or other distribution to be paid less any tax that the Corporation is required to withhold will satisfy and discharge the liability for the payment, unless payment is not made upon presentation, if applicable.

In the event of non-receipt of any payment made as contemplated above by the person to whom it is sent, the Corporation may issue re-payment to such person for a like amount. The directors may determine, whether generally or in any particular case, the terms on which any re-payment may be made, including terms as to indemnity, reimbursement of expenses, and evidence of non-receipt and of title.

To the extent permitted by law, any dividend or other payment that remains unclaimed after a period of six years from the date on which the dividend has been declared to be payable or the payment has been made is forfeited and will revert to the Corporation.

9.	BORROWING AND SECURITY

9.1	Borrowing Power.

(1) Without limiting the borrowing powers of the Corporation as set forth in the Act, but subject to the Articles, the Board may from time to time on behalf of the Corporation, without authorization of the shareholders:

a)	borrow money upon the credit of the Corporation;

b)	issue, reissue, sell or pledge bonds, debentures, notes or other debt obligations or guarantees of the Corporation, whether secured or unsecured;

c)

give, directly or indirectly, financial assistance to any person by means of a loan, a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person, or otherwise; and

d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including, without limitation, accounts, rights, powers, franchises and undertakings to secure any such bonds, debentures, notes or other debt obligations or guarantees or any other present or future indebtedness, liability or obligation of the Corporation.

(2) Nothing in Section 9.1 limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

9.2	Delegation.

Subject to the Act and the Articles, the Board may from time to time delegate to a committee of the Board, a Director or an officer of the Corporation or any other person as may be designated by the Board all or any of the powers conferred on the Board by Section 9.1 or by the Act to such extent and in such manner as the Board may determine at the time of such delegation

10.	REPRESENTATION

10.1	Judicial Proceedings.

Each of the President, the Secretary, any Vice-President and, with the authorization of the Board, any other officer, employee or person shall be authorized and empowered to answer for the Corporation to all writs, orders or examinations upon articulated facts issued by any court and to declare for and on behalf of the Corporation any answer to writs of attachment by way of garnishment in which the Corporation is garnishee and to sign all affidavits and sworn declarations in connection therewith or any and all judicial proceedings to which the Corporation is a party and to make demands for assignment of property or petition for winding-up or receivership orders upon any debtor of the Corporation and to attend and vote at all meetings of creditors of the Corporation’s debtors and grant proxies in connection therewith.

10.2	Representation at Meetings.

Each of the President, the Secretary, any Vice-President and, with the authorization of the Board, any other officer, employee or person shall be authorized and empowered to represent the Corporation and attend and vote at any and all meetings of shareholders or members of any entity in which the Corporation holds shares or is otherwise interested, and any action taken or vote cast by them at any such meeting shall be deemed to be the act or vote of the Corporation.

10.3	Signature of Documents.

Contracts, documents, written acts, including discharges and releases, requiring the signature of the Corporation may be validly executed by the President and hence be binding on the Corporation. The Board may also authorize and empower any other officer, employee or person to execute, alone or in conjunction with one or more other persons, and to deliver on behalf of the Corporation all contracts, documents and written acts, and such authorization may be given by resolution in general or specific terms.

10.4	Declarations in the Register.

Any director or officer having ceased to hold such office as a result of his or her resignation, removal or otherwise shall be authorized to sign on behalf of the Corporation and file with the Enterprise Registrar or similar authority an amending declaration to the effect that he has ceased to be a director or officer, as applicable, from 15 days after the date of such cessation, unless he or she receives proof that the Corporation has filed such a declaration.

11.	MISCELLANEOUS PROVISIONS

11.1	Repeal and Effective Date.

This By-law is effective as of                                 , 2022. As a result, the general by-law in force prior to the date of such resolution of the Board, that is, the “General By-Laws” adopted as of September 20, 2020, shall be repealed on the date of the resolution of the Board. This repeal shall not affect any past application of the general by- law, nor affect the validity of steps taken, resolutions adopted, or rights, privileges or obligations stemming from the general by-law prior to said repeal, nor of any contract entered into or commitment made under the former general by-law.

SCHEDULE C

SECTION 190 OF THE CBCA

Right to dissent

190 (1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further	right

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares

(3)

In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent

(4)

A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection

(5)

A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution

(6)

The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

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Demand for payment

(7)

A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate

(8)

A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate

(10)

A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights

(11)

On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)

the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay

(12)

A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment

(14)

Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

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Corporation may apply to court

(15)

Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court

(16)

If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue

(17)

An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties

(19)On	an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court

(20)

On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest

(23)

A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies

(24)

If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

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Effect where subsection (26) applies

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)

retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

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SCHEDULE D

CHARTER OF THE BOARD OF DIRECTORS

See attached.

D-1

BOARD OF DIRECTORS CHARTER

- i -

I.	PURPOSE

The Board of Directors (the “Board”) of Nuvei Corporation (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation. The Board shall pursue the best interests of the Corporation and shall discharge its duties directly and through the committees that may exist from time to time.

The composition and meetings of the Board are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”) and the Nasdaq Stock Market, LLC (the “Nasdaq”). This Charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX and Nasdaq.

II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable committee of the Board (each, a “Committee”) to the full Board for approval:

A.	STRATEGY AND BUDGET

1.	Review and approve, as appropriate, the Corporation’s mission and business vision.

2.

Ensure a strategic planning process is in place and approve, on at least an annual basis, a strategic plan which takes into account, among other things, the longer term opportunities and risks of the business.

3.	Approve the Corporation’s annual operating and capital budgets.

4.	Review and monitor the Corporation’s performance with reference to the adopted business plan and budgets.

5.	Review and approve the issuance of securities, material transactions and capital investments, not in the ordinary course of business.

B.	GOVERNANCE, ETHICS AND ESG

1.	Set an ethical tone for the Corporation.

2.	Satisfy itself as to the integrity of management and that management creates a culture of integrity throughout the organization.

3.	Oversee the Corporation’s approach to corporate governance as well as its corporate governance principles and practices.

4.

Adopt, review and oversee compliance with the Corporation’s Code of Ethics, Insider Trading Policy, Disclosure Policy, Authorization Policy, Whistleblower Policy, Related Persons Transaction Policy and any such other policies that may be adopted by the Board from time to time based on the reports and recommendations received periodically from the Audit Committee and the Governance, Human Resources and Compensation Committee (the “GHRC Committee”), with the purpose of promoting integrity and ethical business conduct and deterring wrongdoing.

5.

Oversee any charitable contributions made by the Corporation or by any directors that may be compromised or impaired for Board or Committee purposes if the Corporation makes substantial contributions to an organization with which a director is affiliated.

6.	Monitor and review, as appropriate, the Corporation’s environmental, social responsibility, diversity and inclusion, and health and safety policies and practices.

C.	BOARD AND COMMITTEE MEMBERS

1.

Subject to the nomination rights set out in the Investor Agreements, and based on recommendation from the GHRC Committee, the Board will identify individuals qualified to become members of the Board and its Committees, approve the nominees for election at the annual meeting of shareholders, and appoint the Board Chair, the Lead Director, if necessary, and the Chair and members of each Committee of the Board. In that regard, the Board shall, in collaboration with the GHRC Committee:

a.

ensure that the requisite number of the Corporation’s directors (as set forth in Section VII below) have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable laws, rules, regulations and listing requirements;

b.

develop appropriate qualifications/criteria for the selection of Board members (and the acceptability of Board members nominated by certain shareholders in accordance with the terms of the Investor Agreements), including criteria for determining director independence;

c.

identify individuals qualified to become members of the Audit Committee in light of the independence, financial literacy, experience and other membership requirements set forth under applicable laws, rules, regulations and listing requirements;

d.	in evaluating current directors for re-nomination to the Board or re- appointment to any Board Committees, assess the performance of such directors; and

e.

periodically review the size and composition of the Board and its Committees in light of the current challenges and needs of the Board, the Corporation and each Committee, and determine whether it may be appropriate to add or remove individuals.

2.

Determine the compensation for non-management directors while ensuring that the adequacy and form of director compensation reflects the time spent as well as the responsibilities and risks involved in being an effective director, based on recommendations from the GHRC Committee.

3.	Assess annually the effectiveness and contribution of the Board, the Board Chair and the Lead Director, and of each Committee of the Board and their respective Chairs and of individual directors.

4.

Establish an orientation program for new directors to the Board and provide continuing education opportunities for all directors to ensure that directors can maintain and enhance their abilities and ensure that their knowledge of the business of the Corporation remains current.

5.	Develop written position descriptions for the Board Chair, the Lead Director and the Chair of each Committee of the Board.

6.	Review and discuss with each of the Committees of the Board the appropriateness of their respective charters and any changes to such charters which may be recommended by such Committee to the Board.

D.	EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

1.

Appoint the executive officers of the Corporation, including, but not limited to, the Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO” and together with the CEO and the other executive officers, collectively, the “Executive Officers”), based on recommendations from the GHRC Committee.

2.	Develop a written position description for the role of the CEO.

3.

In collaboration with the GHRC Committee, review the goals and objectives that each Executive Officer is responsible for meeting and evaluate the performance of each Executive Officer against such goals and objectives.

4.	Approve the Corporation’s compensation principles, policies and programs, and any changes thereto, for Executive Officers, based on recommendations from the GHRC Committee.

5.	Approve the short- and long-term compensation of the Executive Officers, based on recommendations from the GHRC Committee.

6.	In collaboration with the GHRC Committee, ensure that the Corporation’s compensation program creates and reinforces good conduct and ethical behaviour and promotes reasonable risk taking.

7.	In collaboration with the GHRC Committee, oversee the processes for the recruitment, training, development and retention of Executive Officers and senior management.

8.

Provide stewardship in respect of succession planning, and approve, as may be required, the succession plan with respect to the positions of the Executive Officers, based on recommendations from the GHRC Committee.

E.	RISK MANAGEMENT, CAPITAL MANAGEMENT AND INTERNAL CONTROLS

1.	Oversee the systems in place to identify and assess the principal risks of the Corporation’s business and ensure the implementation of appropriate systems to manage such risks.

2.	In collaboration with the Audit Committee:

a.	monitor the integrity and quality of the Corporation’s internal control system, information technology security and control, and the processes to safeguard the Corporation’s assets; and

b.	review and oversee the Corporation’s internal controls over financial reporting and its disclosure controls and procedures.

3.	Review and approve the Corporation’s Disclosure Policy and monitor the process to communicate and disseminate information to analysts, investors, the media and the public.

F.	FINANCIAL REPORTING, AUDITORS AND TRANSACTIONS

1.	In collaboration with the Audit Committee, monitor the integrity and quality of the Corporation’s accounting and financial reporting process.

2.

Review and approve, as required, the Corporation’s financial statements, related financial information, and financial outlook before their public disclosure, the whole in accordance with the Disclosure Policy.

3.

Approve, based on recommendation from the Audit Committee, the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Corporation and to approve compensation and terms of engagement of such external auditor.

4.

Establish appropriate limits on the authority delegated to the Executive Officers and management to manage the business and affairs of the Corporation, the whole in accordance with the Authorization Policy.

G.	LEGAL REQUIREMENTS AND DIALOGUE WITH STAKEHOLDERS

1.	Oversee the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements.

2.	Establish appropriate measures for receiving feedback from stakeholders.

H.	OTHER

Perform any other function as prescribed by law or as not delegated to one of the Committees of the Board or to management.

III.	BOARD CHAIR

A.	APPOINTMENT OF THE BOARD CHAIR

The Board shall annually appoint its Chair from among the Corporation’s directors following the annual meeting of shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE BOARD CHAIR

The Board Chair leads the Board in all aspects of its work and is responsible for effectively managing the affairs of the Board and ensuring that the Board is properly organized and functions efficiently.

More specifically, the Board Chair shall, in addition to any responsibilities that may be attributed to him/her pursuant to the position description of the Board Chair, with respect to:

1.	Strategy

a.	provide leadership to enable the Board to act effectively in carrying out its duties and responsibilities as described in the Board Charter and as otherwise may be appropriate; and

b.	work with the Executive Officers to monitor progress on the business plan, annual budgets, policy implementation and succession planning.

2.	Board structure and management

a.	chair the Board meetings;

b.

in consultation with the Executive Officers, the Corporate Secretary and the Committee Chairs, as appropriate, determine the frequency, dates and locations of meetings of the Board, of Committees, and of the shareholders;

c.

in consultation with the Executive Officers and the Corporate Secretary, review the annual work plan and the meeting agendas to ensure all required business is brought before the Board to enable it to efficiently carry out its duties and responsibilities;

d.	ensure the Board has the opportunity, if and when required, to meet separately without non-independent directors and management present;

e.	ensure, in consultation with the Committee Chairs, that all items requiring Board and Committee approval are appropriately tabled;

f.	ensure the proper flow of information to the Board and review, with the Executive Officers and the Corporate Secretary, the adequacy and timing of materials in support of management’s proposals;

g.

in collaboration with the relevant Committee (and its Chair), review and assess the directors’ meeting attendance records and the effectiveness and performance of the Board, its Committees (and their Chairs) and individual directors;

h.	ensure that the Board works in a cohesive manner and enable open communication among its members; and

i.

in collaboration with the Lead Director, ensure that the Board is provided with the resources, including external advisers and consultants to the Board as considered appropriate, to permit it to carry out its responsibilities and bring to the attention of the Chair of the Board and the CEO any issues that are preventing the Board from being able to carry out its responsibilities.

3.	Shareholders

a.	chair the annual and any special meeting of the shareholders; and

b.	ensure that all business that is required to be brought before a meeting of shareholders is brought before such meeting.

IV.	LEAD DIRECTOR

A.	APPOINTMENT OF LEAD DIRECTOR

If the appointed Board Chair is also an Executive Officer, the directors will annually appoint a Lead Director who will assist the Chair in performing the duties and responsibilities associated with the Chair. The Lead Director should be sufficiently removed from the day-to-day running of the business to ensure that the Board can objectively oversee the Corporation’s affairs and be attentive to its obligations to its shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR

The Lead Director, in addition to any responsibilities that may be attributed to him/her pursuant to the position description of the Lead Director, shall have the following responsibilities:

a.

oversee that the Board discharges its responsibilities, ensure that the Board evaluates the performance of management objectively and that the Board understands the boundaries between the Board and management responsibilities;

b.	perform the duties of the Chair when there is a conflict of interest between the Board Chair and Executive Officer roles;

c.	evaluate any conflicts of interest between the Corporation, the minority shareholders, and any major shareholders, and determine the process for dealing with the same;

d.	in the absence of the Board Chair, serve as acting Chair presiding over meetings of the Board and shareholders;

e.	review agendas and give input for meetings of the Board in advance with the Board Chair;

f.	act as a resource person and advisor to the CEO and CFO, as well as the various Committees;

g.	convene and preside over meetings of the independent directors and communicate the results of these sessions, where appropriate, to the Board Chair, other management or the Board;

h.	generally serve as the principal liaison between the independent directors and the Board Chair and between the independent directors and management;

i.	review annually, on a retrospective basis, the expenses of the Board Chair and of the Executive Officers of the Corporation; and

j.	upon request of the Board, carry out any other duties or functions as may be appropriate in the circumstances.

V.	EVALUATION OF THE BOARD

The Board shall, on an annual basis, evaluate and review its performance as a whole, as well as the performance of each individual director while taking into account: (i) in the case of the Board as a whole, this Charter, and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Board.

VI.	OUTSIDE ADVISORS

The Board shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Board in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Board.

VII.	MEMBERSHIP

The majority of the directors shall, pursuant to applicable laws, rules, regulations and listing requirements: (i) meet the independence requirements; and (ii) have the required experience and qualifications as determined by the Board.

VIII.	APPOINTMENT AND TERM

Subject to the nomination rights set out in the Investor Agreements, the members of the Board shall be appointed by resolution of the Board to hold office from the time of their appointment until the next annual meeting of the shareholders or until their successors are so appointed.

IX.	PROCEDURES FOR MEETINGS

The Board shall fix its own procedures at meetings and for the calling of meetings. Meetings of the Board will be held quarterly, or more frequently, as required. Independent directors may meet before or after each Board meeting or more often if required. All independent directors shall meet in an executive session in the absence of management and any other non-independent directors following each regularly scheduled and special meeting of the Board.

The Board may invite any of the Corporation’s officers, employees, advisors or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board.

Directors are expected to be active and engaged in discharging their duties and to keep themselves informed about the business and operations of the Corporation. Directors are expected to attend all meetings of the Board and of the Committees on which they serve and review, in advance, the meeting materials.

The proceedings and deliberations of the Board and its Committees are confidential. Each director shall maintain the confidentiality of all information received in his/her capacity as a director of the Corporation.

X.	QUORUM AND VOTING

Subject to the quorum requirements of the Investor Agreements, the majority of the Board shall constitute a quorum for the transaction of business at a meeting. For any meeting(s) at which the Board Chair is absent, the Chair of the meeting will be the Lead Director. At a meeting, any question shall be decided by a majority of the votes cast.

XI.	SECRETARY

Unless otherwise determined by resolution of the Board, the Corporate Secretary of the

Corporation or his/her delegate shall be the Secretary of the Board.

XII.	RECORDS

The Board shall keep such records as it may deem necessary of its proceedings.

XIII.	REVIEW OF CHARTER

The Board shall review and assess the adequacy of the Board Charter annually and at such other times as it considers appropriate, and shall make such changes to the Board Charter as it considers necessary or appropriate.

Adopted by the Board of Directors on September 1, 2020

Last amended on October 4, 2021

APPENDIX

LIMITATIONS ON THE RIGHT TO OWN SECURITIES

Ownership Restrictions Under Payment Services and Electronic Money Regulation

As a result of the acquisitions of SafeCharge International Group Limited, Smart2Pay Global Services B.V. and SimplexCC Ltd., certain of our subsidiaries, specifically Nuvei Financial Services Limited (“Nuvei Financial”), Nuvei Limited, Nuvei Global Services B.V. (“Nuvei Netherlands”) and UAB Simplex Payment Services (“Simplex Payment Services”), are subject to various regulatory requirements deriving from Revised Payment Services Directive (“PSD2”) (in the U.K., the Netherlands and Lithuania) and the Electronic Money Laws of 2012 and 2018 (implementing the EU Directives of September 16, 2009 on the taking up, pursuit and prudential supervision of the business of electronic money institutions, of 2009/110/EC of September 16, 2009 on the taking up, pursuit and prudential supervision of the business of electronic money institutions and of November 25, 2015 on payment services in the internal market in Cyprus) and the Provision and Use of Payment Services and Access to Payment Systems Laws of 2018 and 2019 (implementing PSD2 in Cyprus).

As such, each person who, alone or together with others, holds, acquires or increases a qualifying holding/control in any of these regulated subsidiaries, directly or indirectly (including by way of investment in Nuvei securities (and for this purpose, in respect of any thresholds calculated based on voting rights, the Regulatory Authorities would generally be expected to give effect to the respective voting rights represented by the Multiple Voting Shares and Subordinate Voting Shares)), as a result of which certain thresholds are reached or passed, will require prior approval or a declaration of no objection from the relevant regulator (the Financial Conduct Authority (United Kingdom) (“FCA”) in the U.K., the Central Bank of Cyprus in Cyprus, the Dutch Central Bank in the Netherlands, and the Bank of Lithuania in Lithuania) prior to obtaining such qualifying holding/control. This requirement to obtain prior approval or a declaration of no objection for qualifying holdings/changes in control in the regulated subsidiaries implements the requirements relating to qualifying holdings in payment services providers as set out in PSD2 and the Cyprus Electronic Money Laws, respectively.

A “qualifying holding” or “an acquisition of control” (in U.K. terms), is a direct or indirect holding of 10% or more of the issued share capital of Nuvei Financial, Nuvei Limited and/or Nuvei Netherlands, the ability to exercise directly or indirectly 10% or more of the voting rights in any such regulated subsidiary, or the power to exercise, directly or indirectly, an equivalent degree of control or a similar influence in any such regulated subsidiary.

A “qualifying holding” in Lithuania is a direct or indirect holding of 10% or more of the issued share capital or of the voting rights in Simplex Payments Services or a holding or relationship which otherwise makes it possible to exercise a significant influence over the management of Simplex Payments Services. A “significant influence” is generally understood to mean the power to participate in the financial and operating policy decisions of the Company and is likely to include situations such as relationships with management. In addition, under Lithuanian laws, the activity of electronic money issuance in the finance and credit sector is considered as having strategic importance for Lithuania, and a person which, acting alone or with others, seeks to either directly or indirectly acquire shares which confer 25% or more of the votes in such a sector is required to submit an application for approval to the Coordination Commission for the Protection of Objects of National Security Interests.

Holders of such qualifying holdings or “controllers” in U.K. terms, will also be subject to certain additional notification requirements where the size of such holdings increases beyond or falls below certain thresholds, as required by Article 6 of PSD2 (as implemented in the U.K., the Netherlands and Lithuania) and Article 3 of the Electronic Money Laws (as implemented in Cyprus).

1

Local laws, regulations and guidelines, including the EU Joint Guidelines on the prudential assessment of acquisitions and increases of qualifying holdings in the financial sector (JC/GL/2016/01), shall be taken into account in assessing a qualifying holding/control (e.g., the voting rights of any other shareholders with whom a person is acting in concert are also relevant in determining a person’s voting rights).

In Singapore, SafeCharge Pte Limited has applied for a Standard Payment Institution License under the Payment Services Act 2019 (the “PSA”). Pursuant to the PSA and associated Payment Services Regulations 2019, which will apply to SafeCharge Pte Limited once the Standard Payment Institution License will have been granted (and taking into account the current shareholding structure of Nuvei as the ultimate parent company), a person must not acquire an interest in 20% of the shares (e.g. a direct or indirect ownership or the ability to control the shares under certain circumstances) or be in a position to control 20% of the votes of SafeCharge Pte Limited), without first applying for and obtaining the approval of the Monetary Authority of Singapore.

In reviewing an application with respect to a proposed qualifying holding or change in control, the applicable Regulatory Authorities will generally assess (and must be satisfied in respect of) the following elements, inter alia: (i) integrity/reputation of the proposed shareholder; (ii) ability to ensure sound and prudent management and supervision or professional competence; (iii) suitability and financial soundness of the proposed shareholder; (iv) the likely influence the proposed shareholder will have on the regulated entity; and (v) the transaction not being linked to money laundering or terrorism financing.

Where a person fails to fulfil the obligation of pre-disclosure and pre-approval stated above, the applicable regulatory authorities may take against that person any one or more of the following measures, inter alia: (i) suspension of the exercise of the voting rights attaching to the shares or the voting rights held by that person; (ii) issuance of an order under which the disposal, signing of a disposal agreement, sale, exchange, transfer, donation and in general the alienation of the shares is void; (iii) prohibition of acquiring, including acquisition by donation or by exercise of option, of the shares; (iv) prohibition of conduct of any payments attaching to the shares, excluding the case of dissolution; and (v) imposition of administrative fines.

Persons that acquire or increase control without prior approval, or in contravention of a warning, decision or final notice, may have committed a criminal offence. Any such non-compliance may result in enforcement action being taken by the applicable regulatory authorities, which may take the form of, among other things, formal instructions, administrative fines, penalties, orders subject to an incremental penalty, increased regulatory compliance requirements or other potential regulatory restrictions on the regulated entity’s business, enforced suspension of operations, restriction to the right to dispose of funds and/or withdrawal of the license, removal of board members or criminal prosecution. Penalties may be imposed on the persons seeking to acquire or increase a qualified holding in the regulated entity and/or on the regulated entity itself.

In particular, in relation to breaches of the U.K. Payment Services Regulations 2017 (“U.K. PSRs”), the FCA may impose penalties or censures and initiate criminal prosecutions against the regulated entity. The FCA can also order authorized payment institutions to provide restitution to their customers. In the case of serious breaches of the U.K. PSRs or failure to meet the minimum standards for authorization, the FCA can cancel, vary or place requirements on an authorized payment institution’s authorization. The FCA also has the power to apply to the court for the order of a sale of shares or the disposition of voting power where the acquisition or continued holding of the shares or voting power by that person is in contravention of a final notice issued by it. The FCA may even prosecute and, if found guilty, the person may be liable to an unlimited fine or given a prison sentence.

In the United States, gambling and sports betting is regulated on a state-by-state basis. The industry is overseen and regulated by the gaming regulatory authority in each applicable state. Nuvei has obtained or

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is in the process of obtaining the appropriate licensing or other approval to provide payment processing services in every state that currently allows mobile or online sports-betting or gambling and that requires a license or approval to provide those services. To date, Nuvei or one or more of its subsidiaries are permitted to operate in at least 19 U.S. states, holding licenses or exemptions in Arizona, Colorado, Connecticut, Indiana, Louisiana, Michigan, New Hampshire, New Jersey, New York, Pennsylvania, Tennessee, Virginia, West Virginia and Wyoming. As a result of these state-level gaming licenses and registrations, Nuvei’s subsidiaries, Nuvei US LLC (“Nuvei US”) and Nuvei Technologies Inc., are subject to extensive approval, regulation and monitoring by responsible gaming authorities.

A number of jurisdictions’ gaming laws may require any of our shareholders to file an application, be investigated, and qualify or have their suitability determined by gaming authorities. Gaming authorities have very broad discretion in the interpretation and enforcement of applicable regulations, including when ruling on whether an applicant should be deemed suitable or not.

Any person found unsuitable by a gaming authority may not hold, directly or indirectly, ownership of any voting security or the beneficial or record ownership of any non-voting security or, in some cases, any debt security of any company that is registered or licensed with the relevant gaming authority. A finding of unsuitability by a particular gaming authority may impact that person’s ability to associate or affiliate with gaming licensees in that particular jurisdiction and could impact the person’s ability to associate or affiliate with gaming licensees in other jurisdictions.

Generally, any person who fails or refuses to apply for a finding of suitability or a license within the prescribed period or after being advised that it is required by gaming authorities may be denied a license or found unsuitable, as applicable. Nuvei may be subject to disciplinary action or its licenses may be in peril if, after receiving notice that a person is unsuitable, Nuvei pays that person any dividend or interest upon securities, allows that person to exercise any voting right, pays remuneration in any form for services rendered, or fails to pursue lawful efforts to require such person to relinquish their securities or association with the Company.

Depending on the gambling related operations of the relevant entity (as explained below), many jurisdictions also require any person who obtains a beneficial ownership (direct or indirect) of a certain percentage, typically 5% or more, of voting securities (generally based on the percentage of voting rights, but in some cases on number of issued securities, depending on the jurisdictions) and, in some jurisdictions, non-voting securities (which may include preferred shares and/or debt securities, depending on the jurisdiction, determined on an aggregate basis with the number of equity securities, based on the percentage of economic interest) of a regulated entity (or of an intermediary or holding company of such an entity) to obtain prior approval or to report the acquisition to gaming authorities. Gaming authorities may require such holders to apply for qualification or a finding of suitability, subject to limited exceptions in certain jurisdictions for “institutional investors” that hold a company’s voting securities for investment purposes only. Some jurisdictions may also limit the number of gaming licenses with which such holders may be associated. Based on advice received from local external counsel, Nuvei understands that indirect beneficial ownership at the parent company level is not considered relevant by applicable gaming authorities in the jurisdictions where our subsidiaries currently operate, hold licenses or exemptions, insofar as our gambling related operations are limited to payment processing (as opposed to actual gambling operations). However, this assessment is subject to change, including as a result of frequently changing regulatory and licensing requirements, or due to our expansion into new jurisdictions, products and services triggering application of additional laws and licensing requirements.

Gaming authorities may, subject to certain administrative procedural requirements, (i) deny an application, or limit, condition, revoke or suspend any license issued by them; (ii) impose fines, either on a mandatory basis or as a consensual settlement of regulatory action; (iii) demand that named individuals or shareholders be disassociated from a gaming business; and (iv) in serious cases, liaise with local

3

prosecutors to pursue legal action, which may result in civil or criminal penalties. Events that may trigger revocation of a gaming license or another form of sanction vary by jurisdiction. However, typical events include, among others: (i) conviction in any jurisdiction of certain persons with an interest in, or key personnel of, the licensee of an offense that is punishable by imprisonment or may otherwise cast doubt on such person’s integrity; (ii) failure without reasonable cause to comply with any material term or condition of the gaming license; (iii) declaration of, or otherwise engaging in, certain bankruptcy, insolvency, winding-up or discontinuance activities, or an order or application with respect to the same; (iv) obtaining the gaming license by a materially false or misleading representation or in some other improper way; (v) violation of applicable anti-money laundering or terrorist financing laws or regulations; (vi) failure to meet commitments to users, including social responsibility commitments; (vii) failure to pay in a timely manner all gaming or betting taxes or fees due; or (viii) determination by the gaming authority that there is another material and sufficient reason to revoke or impose another form of sanction upon the licensee.

In addition, Nuvei holds money transmitter licenses, exemptions or is otherwise not required to be licensed in a total of 48 states. As a result, Nuvei US is subject to regulatory supervision in the states in which it is licensed as a money transmitter, including the requirement to obtain prior consent from the relevant regulator when a person holds, acquires or increases a controlling interest in that entity or in any intermediary or holding company. For instance, under certain state money transmitter regulations, no person may hold or acquire, alone or together with others, a direct or indirect stake of 10% or more of the issued share capital or voting rights in Nuvei US, or otherwise exercise, directly or indirectly, a controlling influence over Nuvei US.

OMNIBUS INCENTIVE PLAN

Key Provisions

Insider Participation Limit

The number of Subordinate Voting Shares that are issuable to insiders of the Company, at any time, under the Omnibus Incentive Plan or any other security-based compensation arrangement of the Company (including the Legacy Option Plan), cannot exceed 10% of the Company’s total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. In addition, the number of Subordinate Voting Shares issued to insiders of the Company, within any one-year period, under the Omnibus Incentive Plan or any other security based compensation arrangement of the Company (including the Legacy Option Plan), cannot exceed 10% of the Company’s total issued and outstanding Subordinate Voting Shares and Multiple Voting Shares. For greater certainty, any awards granted to a participant under the Omnibus Incentive Plan prior to the participant becoming an insider are excluded for determining the insider participation limit.

Non-Employee Director Participation Limit

The aggregate number of Subordinate Voting Shares issuable to non-employee directors at any time under the Omnibus Incentive Plan or any other security-based compensation arrangement of the Company may not exceed 1% of the issued and outstanding Subordinate Voting Shares and Multiple Voting Shares.

Options

All options granted under the Omnibus Incentive Plan have an exercise price determined and approved by the Board at the time of grant, which shall not be less than the closing price of the Subordinate Voting Shares on the TSX or the Nasdaq, as applicable, at the time of the granting of the option.

Subject to any vesting conditions set forth in a participant’s grant agreement, options vest in successive annual periods over a period of up to five years after they are granted. Options are exercisable during a period established by our Board which may not be more than ten years from the grant of the option. The

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Omnibus Incentive Plan provides that the exercise period is automatically extended if the date on which it is scheduled to terminate falls during a blackout period. In such cases, the extended exercise period terminates ten business days after the last day of the blackout period. The Board may, in its discretion, provide for procedures to allow a participant to elect to undertake a “cashless exercise” or a “net exercise” in respect of options.

Share Units

The Board is authorized to grant RSUs, PSUs and DSUs evidencing the right to receive Subordinate Voting Shares (issued from treasury or purchased on the open market), cash (based on the market value of a Subordinate Voting Share) or a combination thereof, at some future time to eligible participants under the Omnibus Incentive Plan. Although DSUs may be available for grant to directors, executive officers, employees and consultants of Nuvei as well as directors of subsidiaries of Nuvei, the Company currently only intends to grant DSUs as a form of Outside Director (as defined herein) compensation. Except if otherwise provided by the Board or in the participant’s agreement, DSUs generally vest entirely on the date of the grant.

Share Unit Vesting and Settlement

RSUs generally become vested, if at all, following a period of continuous employment. PSUs are similar to RSUs, but their vesting is, in whole or in part, conditioned on the attainment of specified performance metrics as may be determined by the Board. The terms and conditions of grants of RSUs and PSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these awards are set out in the participant’s grant agreement.

Subject to the achievement of the applicable vesting conditions, the payout of an RSU or PSU will generally occur on the settlement date. In the event that a settlement date for RSUs or PSUs would otherwise occur during a black-out period, then settlement of the applicable RSUs or PSUs shall be automatically extended to the tenth (10th) business day following the date that such black-out period is lifted, terminated or removed. The payout of a DSU will generally occur upon or following the participant ceasing to be a director, officer, employee or consultant of Nuvei or a director of a subsidiary of Nuvei, as the case may be, subject to satisfaction of any applicable conditions.

Dividends

When dividends other than share dividends are paid on Subordinate Voting Shares, participants holding DSUs, RSUs and/or PSUs are entitled to receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”) as of the dividend payment date. Dividend Share Units are subject to the same vesting conditions applicable to the related DSUs, RSUs and/or PSUs as established in the participant’s grant agreement.

Adjustments

In the event of any subdivision, consolidation, reclassification, reorganization or any other change affecting the Subordinate Voting Shares, or any merger or amalgamation with or into another corporation, or any distribution to all security holders of cash, evidences of indebtedness or other assets not in the ordinary course but including shares or equity interests in a subsidiary or business unit of the Company or one of its subsidiaries, or any transaction or change having a similar effect, our Board shall in its sole discretion, subject to the required approval of any stock exchange, determine the appropriate adjustments or substitutions to be made in such circumstances in order to maintain the economic rights of the participants in respect of awards under the Omnibus Incentive Plan, including, without limitation, adjustments to the exercise price, the number and kind of securities subject to unexercised awards granted prior to such change and/or permitting the immediate exercise of any outstanding awards that are not otherwise exercisable.

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Early Termination

The Omnibus Incentive Plan provides that certain events, including termination for cause, resignation, termination other than for cause, retirement or death, may trigger forfeiture, or reduce or accelerate the vesting period, where applicable, of the award, subject to the terms of the participant’s grant agreement or employment agreement.

The Board may, by resolution, but subject to applicable regulatory approvals, decide that any of the provisions of the Omnibus Incentive Plan concerning the effect of termination of a participant’s employment or engagement shall not apply for any reason acceptable to the Board.

•	For Cause: Upon a participant being terminated for cause, all unexercised vested or unvested awards granted to such participant shall immediately terminate.

•

Retirement: In the case of a participant’s retirement, any unvested awards held by the participant will continue to vest in accordance with their vesting schedules, and all vested awards held by the participant upon the date of retirement may be exercised until the earlier of the expiry date of the awards or three years following the date of retirement (subject to forfeiture and clawback in the event of a breach of post-employment restrictive covenants in favour of the Company).

•

Resignation: In the case of a participant’s resignation, subject to any later expiration dates determined by the Board, all awards shall expire on the earlier of ninety (90) days after the effective date of such resignation, or the expiry date of the award, to the extent such awards were vested and exercisable by the participant on the effective date of such resignation, and all unexercised unvested awards granted to such participant shall terminate on the effective date of such resignation.

•

Termination or Cessation: In the case of a participant ceasing to be an eligible participant for any reason (other than termination for cause, resignation or death), the number of awards that may vest is subject to pro ration over the applicable vesting or performance period and shall expire on the earlier of ninety (90) days after the termination date or the expiry date of the awards. For greater certainty, the pro ration calculation referred to above shall be net of previously vested awards.

•	Death: Upon the death of a participant, all unvested awards will immediately vest and all awards will expire one hundred eighty (180) days after the death of such participant.

Trigger Events; Change of Control

The Board shall have the right, in its discretion, to deal with any or all award (or any portion thereof) issued under the Omnibus Incentive Plan in the manner it deems fair and reasonable in the circumstances of a Change of Control. Without limiting the generality of the foregoing, in connection with a Change in Control, the Board, without any action or consent required on the part of any Participant, shall have the right to:

•	accelerate the vesting, where applicable, of any outstanding awards notwithstanding the previously established vesting schedule;
•

deem any or all awards or any portion thereof, whether vested or unvested to have been exercised in whole or in part, tender, on behalf of the participants, the underlying Subordinate Voting Shares that would have been issued pursuant to the exercise of such awards to any third party purchaser in connection with the change of control, and pay to the participants on behalf of such third party purchaser an amount per underlying Subordinate Voting Share equal to the positive difference between the change of control price of the Subordinate Voting Shares and the applicable exercise price;

•	determine that any outstanding awards in whole or in part and whether vested or unvested, shall remain in full force and effect in accordance with their terms after the change of control;

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•

provide for the conversion or exchange of any or all awards (or any portion thereof, whether vested or unvested) into or for options, rights, units or other securities in any entity participating in or resulting from a change of control;

•

cancel any unvested awards (or any portions thereof) and pay an amount per underlying Subordinate Voting Share equal to the positive difference between the change of control price of the Subordinate Voting Shares and the applicable exercise price;

•	cancel any unvested awards (or any portions thereof) without payment of any kind to any participant; or
•	provide for outstanding awards to be purchased.

Amendments and Termination not Requiring Shareholder Approval

Subject to the rules of the TSX, the Board may at any time or from time to time without shareholder approval alter, amend, vary, suspend, terminate or cancel the Omnibus Incentive Plan or amend any awards issued pursuant to the Omnibus Incentive Plan. The Board has the discretion to make the following amendments to the Omnibus Incentive Plan which it may deem necessary or desirable, without having to obtain shareholder approval:

•	any amendment to the vesting provisions, if applicable, or assignability provisions of awards;
•	any amendment to the expiration date of an award that does not extend the term of the award past the original date of expiration for such award;
•	any amendment regarding the effect of termination of a participant’s employment or engagement;
•	any amendment which accelerates the date on which any award may be exercised under the Omnibus Incentive Plan;
•	any amendment to the definition of an eligible participant under the Omnibus Incentive Plan;
•	any amendment necessary to comply with applicable law or the requirements of the TSX or any other regulatory body;
•

any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the Omnibus Incentive Plan, correct or supplement any provision of the Omnibus Incentive Plan that is inconsistent with any other provision of the Omnibus Incentive Plan, correct any grammatical or typographical errors or amend the definitions in the Omnibus Incentive Plan;

•	any amendment regarding the administration of the Omnibus Incentive Plan;
•	any amendment to add or amend provisions permitting for the granting of cash-settled awards, a form of financial assistance or clawback; and
•	any other amendment that does not require the approval of the holders of Subordinate Voting Shares pursuant to the amendment provisions of the Omnibus Incentive Plan.

Amendments and Termination Requiring Shareholder Approval

Subject to any additional requirements of the rules of the TSX, the following changes to the Omnibus Incentive Plan or the awards granted thereunder require the approval of the Company’s shareholders as well as the approval of the TSX:

•	a reduction in the exercise price of an option held by an insider of the Company;
•	an extension of the term of awards held by an insider of the Company;
•	any amendment to remove or exceed the insider participation limits;
•	any amendment to remove or exceed the non-employee director participation limits;
•

an increase in the maximum number of Subordinate Voting Shares issuable pursuant to awards granted under the Omnibus Incentive Plan, except such increase by operation of the “rolling plan” and “evergreen” provisions of the Omnibus Incentive Plan; and

•	a change to the provisions regarding amendments to the Omnibus Incentive Plan.

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For the first three points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment are to be excluded. In addition, with respect to the last point above, where the amendment will disproportionately benefit one or more insiders over other participants, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded.

Award Transferability

Except as specifically approved by the Board, awards granted under the Omnibus Incentive Plan generally are not transferable other than by will or the laws of succession.

Financial Assistance

We currently do not provide any financial assistance to participants under the Omnibus Incentive Plan.

Recent Amendments to Omnibus Incentive Plan

On April 5, 2022, the Board, upon the recommendation of the GHRC Committee, approved amendments to the Omnibus Incentive Plan, which amendments became effective on April 13, 2022. In accordance with the provisions of the Omnibus Incentive Plan and the TSX Company Manual, the amendments did not require shareholder approval and were pre-approved by the TSX. The purpose of these amendments was mainly to clarify the meaning of certain provisions of the Omnibus Incentive Plan, to correct or supplement provisions of the Omnibus Incentive Plan that were inconsistent with other provisions, and to amend certain of its definitions. The Omnibus Incentive Plan was also amended to add clawback provisions and to account for the listing of our Subordinate Voting Shares on the Nasdaq. Further, amendments were made to clarify and facilitate the settlement of share units, including in circumstances where a settlement date occurs during a black-out period. The amendments also clarify that issuances from treasury made in reliance upon an exemption under applicable stock exchange rules applicable to security-based compensation arrangements used as an inducement to persons not previously employed by and not previously insiders of the Company will not be included in determining the maximum number of Subordinate Voting Shares reserved and available for grants under the Omnibus Incentive Plan, and that any awards granted to a participant under the Omnibus Incentive Plan prior to the participant becoming an insider are excluded for determining the insider participation limit. In addition, the amendments clarified that in the event the Company cancels or purchases to cancel any of its issued and outstanding Subordinate Voting Shares or Multiple Voting Shares and as a result of such cancellation, the maximum number of Subordinate Voting Shares reserved and available for grants under the Omnibus Incentive Plan is exceeded, no approval of the Company’s shareholders will be required for the issuance of Subordinate Voting Shares pursuant to awards which were granted prior to such cancellation.

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NON-IFRS AND OTHER FINANCIAL MEASURES

Reconciliation of Adjusted EBITDA and Free cash flow to Net Income (Loss) and Cash flow from operating activities

(In thousands of U.S. dollars)

	Three months ended December 31		Years ended December 31
	2021 $	2020 $	2021 $	2020 $

Cash flow from operating activities	64,972	45,783	266,857	94,752
Adjustments for:

Depreciation of property and equipment	(1,535)	(979)	(5,811)	(5,121)
Amortization of intangible assets	(24,403)	(17,430)	(85,017)	(64,552)

Amortization of contract assets	(595)	(417)	(2,180)	(2,114)
Share-based payments	(32,935)	(3,200)	(53,180)	(10,407)

Net finance costs	(4,451)	(1,237)	(14,020)	(153,664)
Loss (gain) on foreign currency exchange	2,486	(1,029)	513	(18,918)

Impairment on disposal of a subsidiary	—	—	—	(338)
Income tax expense	(7,535)	892	(24,916)	(3,087)

Write-down of inventory to net realizable value	—	(513)	—	(513)
Changes in non-cash working capital items	(6,218)	(4,432)	(21,604)	2,281

Interest paid 4,792 1,495 14,351 43,788
Income taxes paid	17,761	3,644	32,052	14,223

Net income (loss)	12,339	22,577	107,045	(103,670)

Finance cost	5,001	2,494	16,879	159,091

Finance income	(550)	(1,257)	(2,859)	(5,427)
Depreciation and amortization	25,938	18,410	90,828	69,673

Income tax expense (recovery)	7,535	(892)	24,916	3,087
Acquisition, integration and severance costs (a)	8,773	4,673	25,831	9,970

Share-based payments and related payroll taxes(b)	34,674	3,200	54,919	10,407
Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918

Legal settlement and other (c)	230	1,079	188	933

Adjusted EBITDA	91,454	51,313	317,234	162,982

Acquisition of property and equipment, and intangible assets	(9,642)	(5,572)	(27,169)	(17,843)

Free cash flow	81,812	45,741	290,065	145,139

(a)	These expenses relate to:

(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

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(iii)

change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.

(iv)

severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.

(b)

These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).

(c)

This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

Reconciliation of Adjusted net income and Adjusted net income per basic share and per diluted share to Net Income (Loss)

(In thousands of U.S. dollars except for share and per share amounts)

	Three months ended December 31		Years ended December 31
	2021 $	2020 $	2021 $	2020 $

Net income (loss)	12,339	22,577	107,045	(103,670)
Change in redemption value of liability-classified common and preferred shares (a)	—	—	—	76,438

Accelerated amortization of deferred transaction costs	—	—	—	24,491
Amortization of acquisition-related intangible assets (b)	22,828	16,008	78,979	59,219

Acquisition, integration and severance costs (c)	8,773	4,673	25,831	9,970
Share-based payments and related payroll taxes(d)	34,674	3,200	54,919	10,407

Loss (gain) on foreign currency exchange	(2,486)	1,029	(513)	18,918
Legal settlement and other (e)	230	1,079	188	933

Adjustments	64,019	25,989	159,404	200,376
Income tax expense related to adjustments (f)	(5,784)	(2,074)	(17,867)	(7,720)

Adjusted net income	70,574	46,492	248,582	88,986
Net income attributable to non-controlling interest	(1,531)	(851)	(4,752)	(2,560)

Adjusted net income attributable to the common shareholders of the Company	69,043	45,641	243,830	86,426
Weighted average number of common shares outstanding

Basic	142,698,569	135,837,128	139,729,116	98,681,060
Diluted	147,640,841	139,929,183	144,441,502	101,576,193

Adjusted net income per share attributable to common shareholders of the Company (g)

Basic	0.48	0.34	1.75	0.88
Diluted	0.47	0.33	1.69	0.85

(a)

This line item represents change in redemption value related to shares classified as liabilities prior to our TSX Listing. As part of the TSX Listing, such shares were converted into equity as Subordinate Voting Shares. These expenses are included in finance costs.

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(b)

This line item relates to amortization expense taken on intangible assets created from the purchase price adjustment process on acquired companies and businesses and resulting from a change in control of the Company.

(c)	These expenses relate to:
(i)

professional, legal, consulting, accounting and other fees and expenses related to our acquisition activities and financing activities. For the three months and year ended December 31, 2021, those expenses were $4.3 million and $14.7 million respectively ($5.7 million and $10.9 million for the three months and year ended December 31, 2020). These costs are presented in the professional fees line item of selling, general and administrative expenses.

(ii)

acquisition-related compensation. For the three months and year ended December 31, 2021, those expenses were $4.5 million and $10.8 million ($0.1 million and $0.8 million for the three months and year ended December 31, 2020). These costs are presented in the employee compensation line item of selling, general and administrative expenses.

(iii)

change in deferred purchase consideration for previously acquired businesses. No amount was recognized in 2021. Gains of $1.2 million and $2.5 million were recognized for the three months and year ended December 31, 2020. These amounts are presented in selling, general and administrative expenses.

(iv)

severance and integration expenses, which were immaterial for the three months and year ended December 31, 2021 ($0.1 million and $0.7 million for the three months and year ended December 31, 2020). These expenses are presented in selling, general and administrative expenses.

(d)

These expenses represent expenses recognized in connection with stock options and other awards issued under share-based plans as well as related payroll taxes that are directly attributable to share-based payments. For the three months and year ended December 31, 2021, the expenses were comprised of non-cash share-based payments of $32.9 million and $53.2 million ($3.2 million and $10.4 million for three months and year ended December 31, 2020), as well as $1.7 million of cash expenses for related payroll taxes (nil in 2020).

(e)

This line item primarily represents legal settlements and associated legal costs, as well as non-cash gains, losses and provisions and certain other costs. These costs are presented in selling, general and administrative expenses.

(f)	This line item reflects income tax expense on taxable adjustments using the tax rate of the applicable jurisdiction.
(g)

The number of share-based awards used in the diluted weighted average number of common shares outstanding in the Adjusted net income per diluted share calculation is determined using the treasury stock method as permitted under IFRS.

Reconciliation of Organic revenue and Organic revenue growth to Revenue

	Three months ended December 31		Years ended December 31
	2021	2020	2021	2020

(In thousands of U.S. dollars except for percentages)	$	$	$	$

Revenue	211,875	115,907	724,526	376,226
Adjustments for acquired or divested businesses (a)	(32,740)	—	(123,659)	(2,524)

Organic revenue	179,135	115,907	600,867	373,702
Revenue growth	83%		93%

Organic revenue growth	55%		61%
(a)

The Company acquired Smart2Pay Technology & Services B.V on November 2, 2020, Base Commerce on January 1, 2021, Mazooma on August 3, 2021, and Simplex and Paymentez on September 1, 2021. In May 2020, the Company disposed of CreditGuard.

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nuvei Tomorrow’s Payment Platform NUVEI.com